As filed with the Securities and Exchange Commission on August 26, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Acelity Holdings, Inc.

(Exact name of registrant as specified in its charter)

Texas	3841	47-4801133
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12930 West Interstate 10, San Antonio, Texas 78249

(210) 524-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John T. Bibb

Executive Vice President, General Counsel

Acelity Holdings, Inc.

12930 West Interstate 10

San Antonio, Texas 78249

(210) 524-9000

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

Copies to:

Kenneth B. Wallach, Esq. Ryan R. Bekkerus, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. Check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$100,000,000	$11,620

(1)	Includes shares of common stock to be sold upon exercise of the underwriters’ option to purchase additional shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement on Form S-1, or the Registration Statement, is being filed by Acelity Holdings, Inc., a newly formed Texas corporation, or the Registrant, in connection with a proposed registered public offering of shares of its common stock. Prior to the effective date of the Registration Statement, Acelity L.P. Inc., the current holding company for the businesses conducted by Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries described in this prospectus that is part of the Registration Statement, will contribute all of the equity interests in Chiron Topco, Inc. and LifeCell Corporation to the Registrant in exchange for                  shares of common stock of the Registrant, with the Registrant continuing as the holding company of the businesses described in this prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to completion, dated August 26, 2015

Prospectus

            Shares

ACELITY HOLDINGS, INC.

Common shares

This is the initial public offering of common stock of Acelity Holdings, Inc. We are offering                          shares of common stock.

Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price of our common stock will be between $         and $         per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “            .”

After the completion of this offering, funds advised by Apax Partners LLP and Apax Partners, L.P., and controlled affiliates of Canada Pension Plan Investment Board and Public Sector Pension Investment Board will continue to own a majority of the shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Controlled Company Exemption.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Acelity Holdings, Inc., before expenses	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to              additional shares of common stock.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of shares of common stock will be made on or about                     , 2015.

J.P. Morgan	Goldman, Sachs & Co.	BofA Merrill Lynch

Morgan Stanley	Barclays	Credit Suisse	RBC Capital Markets	UBS Investment Bank

                    , 2015

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock.

For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

BASIS OF PRESENTATION

The following terms are used in this prospectus unless otherwise noted or indicated by the context.

•	The “2011 LBO” means the acquisition of KCI, LifeCell and their respective subsidiaries by the Sponsors and the corporate reorganization which resulted in LifeCell Corporation, formerly a 100% owned subsidiary of Kinetic Concepts, Inc., becoming a sister corporation of Kinetic Concepts, Inc., which was completed on November 4, 2011;

•	“Acelity,” the “Company,” “we,” “us” and “our” mean (1) the combined businesses of Chiron Topco and LifeCell prior to the effectiveness of the registration statement of which this prospectus forms a part and (2) Acelity Holdings, Inc. and its consolidated subsidiaries thereafter;

•	the “Americas” region is comprised principally of the United States and includes Canada, Puerto Rico and Latin America;

•	“Apax Funds” means funds advised by Apax Partners;

•	“Apax Partners” means Apax Partners LLP, Apax Partners, L.P. and other affiliates;

•	“Chiron Topco” means Chiron Topco, Inc. and its subsidiaries;

•	“CPPIB” means CPP Investment Board Private Holdings Inc., a wholly owned subsidiary of Canada Pension Plan Investment Board, and its affiliates;

•	the “EMEA/APAC” region is comprised of Europe, the Middle East, Africa and Asia Pacific region;

•	“KCI” means Kinetic Concepts, Inc. and its subsidiaries;

•	“LifeCell” means LifeCell Corporation and its subsidiaries;

•	“LPA” means the Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of November 4, 2011;

•	the “Partnership” means Chiron Guernsey Holdings L.P. Inc.;

•	“PSP Investments” mean Port-aux-Choix Private Investments II Inc., a subsidiary of Public Sector Pension Investment Board, and its affiliates;

•	“Sponsors” mean Apax Funds, CPPIB and PSP Investments; and

•	“Systagenix” means “Systagenix Wound Management B.V., its subsidiaries, and its former U.S.-based affiliate, Systagenix Wound Management (US), Inc.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

All references to years in this prospectus, unless otherwise noted, refer to our fiscal years, which end on December 31.

ii

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our combined financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

Acelity is a leading global medical technology company committed to the development and commercialization of advanced wound care and regenerative medicine solutions. Acelity was formed by uniting the strengths of three organizations, KCI, Systagenix and LifeCell, into our two business segments: Advanced Wound Therapeutics and Regenerative Medicine. Our mission is to change the clinical practice of medicine with solutions that speed healing, reduce complications, create economic value and improve patients’ lives.

We are global pioneers in advanced wound care and soft tissue repair, creating and growing new markets based on our ability to identify and address unmet clinical needs with products that advance the practice of medicine, beginning with our introduction of groundbreaking negative pressure wound therapy, or NPWT, and acellular tissue matrices nearly 20 years ago. We offer a broad range of products that can be used across clinical applications, care settings and clinician groups to accelerate soft tissue healing, improve clinical outcomes and reduce overall costs of care. Our product offerings are backed by an extensive body of scientific, clinical and economic outcomes data that demonstrate the clinical efficacy and value proposition of our products. By offering a range of complementary solutions that are often used together or in sequence across multiple care settings, we are able to address patients’ needs throughout the healing process and offer healthcare providers a single source for addressing such needs. We have maintained our market leadership by capitalizing on our differentiated and best-in-class product offerings, utilizing our highly trained sales force, robust service infrastructure and strong clinical reputation.

Our Advanced Wound Therapeutics, or AWT, business is focused on the development and commercialization of advanced devices and advanced wound dressings. Our advanced devices business is primarily engaged in marketing several technology platforms, including NPWT, surgical and incision management and epidermal grafting. For patients suffering from traumatic, surgical or chronic wounds, such as diabetic foot ulcers, our NPWT devices facilitate accelerated healing that was unattainable prior to the introduction of NPWT. Our advanced wound dressings business markets wound dressing technologies for the purpose of managing chronic and acute wounds. Our advanced wound dressings are designed to maintain a moist wound environment, while managing exudate, to promote healing and to protect the wound site from infection. Our AWT business is primarily conducted by KCI and its operating subsidiaries, including Systagenix.

Our Regenerative Medicine business is primarily focused on the development and commercialization of regenerative and reconstructive acellular tissue matrices for use in general and reconstructive surgical procedures to reinforce soft tissue defects. We offer tissue matrices for a variety of reconstructive procedures, including post-mastectomy breast reconstruction and the reinforcement of abdominal wall defects. Our tissue matrices are engineered to encourage rapid tissue incorporation, reducing morbidity for patients, while providing optimal reconstructive outcomes. In addition to our acellular tissue matrices, our Regenerative Medicine business markets complementary autologous fat grafting solutions for reconstructive and aesthetic applications. Our Regenerative Medicine business is primarily conducted by LifeCell and its operating subsidiaries.

We are a global company with approximately 29% of our 2014 revenues generated outside the United States, and our products are available in more than 75 countries. We have invested in direct sales and marketing channels and distributors in order to expand our presence in these markets to meet the needs of our customers and payers across clinical applications, care settings and clinician groups. A critical component of marketing our portfolio of solutions and services is our sales organization of approximately 1,800 professionals working across multiple care settings and specialties, of which approximately 1,000 are based in the United States. This sales infrastructure enables us to market our products directly with trained medical professionals in specific care settings in the United States, Canada, Western Europe and key emerging markets. We have succeeded in establishing strong relationships globally with key constituencies, including hospitals, post-acute facilities, group purchasing organizations, or GPOs, payers and other key clinical and economic decision makers by offering comprehensive customer service and clinical education.

For the year ended December 31, 2014 and the six months ended June 30, 2015, we generated revenue of $1,866.3 million and $905.7 million, respectively. For the year ended December 31, 2014 and the six months ended June 30, 2014 and 2015, we generated loss from continuing operations of $235.0 million, $200.9 million and $22.2 million, respectively. We generated Adjusted EBITDA of $712.1 million, $322.0 million and $338.7 million for the year ended December 31, 2014 and the six months ended June 30, 2014 and 2015, respectively. For more information about how we calculate Adjusted EBITDA, please see “—Summary Financial and Other Data.”

Industry Overview

We operate in both the global advanced wound care and the soft tissue repair markets. The size of the global advanced wound care market in 2014 was estimated to be approximately $5.8 billion. According to SmartTRAK.net, iData Research and internal company estimates, the global soft tissue repair market for abdominal wall reconstruction, breast reconstruction and fat grafting combined was approximately $1.9 billion for 2014. We expect each of these markets will continue to grow.

We believe the key drivers of growth in these markets include:

•	favorable global demographics and aging population;

•	greater incidence of obesity, diabetes and other chronic conditions;

•	increasing acceptance of innovative technologies and protocols for complex wound treatment;

•	increasing awareness of and demand for biologics in complex soft tissue repair procedures, such as breast reconstruction and abdominal wall reconstruction; and

•	shift to advanced treatment protocols outside of the United States.

Our Strategic Transformation

Since our November 2011 LBO, our management team has transformed our business. We are now a more competitive and diversified medical technology leader, well-positioned for long-term growth. The unification of our businesses under the Acelity brand in 2014 is designed to allow us to leverage our complementary product portfolio with our sales, marketing and distribution network to improve our go-to-market approach, drive increased market penetration through cross-selling opportunities and improve sales productivity across our platform. We have accomplished our business transformation through the following actions:

•	Realigning our product portfolio and expanding our addressable market by acquiring the Systagenix wound dressings business, divesting our legacy, lower growth, lower margin Therapeutic Support Systems business and SPY Elite System assets and successfully executing tuck-in technology acquisitions.

•	Successfully commercializing new product categories such as incision management, epidermal skin grafting, fat grafting and instillation NPWT.

•	Investing in our commercial infrastructure by increasing our U.S. sales organization, expanding our distributor relationships in foreign countries and re-aligning our sales organization to better address the needs of our customers.

•	Expanding and deepening our global footprint through the acquisition of Systagenix based in the United Kingdom, as well as increasing market development and product introductions in Europe and emerging markets.

•	Implementing a focused franchise model designed to better align our global research and development and marketing functions with our regional sales forces.

•	Implementing efficiencies in our systems and operations, which continue to drive significant and sustained cost savings.

Our Competitive Strengths

We believe the following competitive strengths have been instrumental to our success and position us well to grow our business:

•	Market Leadership Positions with Top Brands. Our AWT business boasts top brands in both our advanced devices and advanced wound dressings categories, including V.A.C. Therapy NPWT, V.A.C. VeraFlo Instillation Therapy and Prevena Incision Management System. In advanced wound dressings, we offer other well-recognized global brands, such as Promogran and Tielle. Our Regenerative Medicine business markets both AlloDerm and Strattice, each of which is the leading brand in the use of biologic tissue matrices for post-mastectomy breast reconstruction and abdominal wall reconstruction, respectively.

•	Clinically and Economically Superior Outcomes of Our Products. Our product offerings are backed by a large body of scientific, clinical and economic outcomes data for our AWT and Regenerative Medicine products. We have accumulated more than 1,000 peer-reviewed published clinical studies on our innovative advanced devices and more than 170 publications establishing the differentiated benefits of our Regenerative Medicine products.

•	Strong Relationships Across the Continuum of Care. We have developed commercial channels that span the entire continuum of care in order to sell our broad portfolio of complementary products that address different stages of healing. We have direct sales organizations in more than 25 countries and indirect operations in over 50 additional countries. We have developed extensive relationships with physicians, nurses, healthcare facilities, IDNs, GPOs and payers with a highly-specialized sales force, serving more than 15,000 hospitals and facilities and 600 third-party payers.

•	Core Capabilities in Clinician Education, Third-Party Reimbursement and Customer Service. Our service model focuses on developing best practices for patient healing across the continuum of care. We conduct more than 1,200 medical education events annually, which educate more than 30,000 clinicians each year on our products. Through approximately 780 representatives in our Advantage Center in the United States, we also offer 24-hour technical and clinical support to physicians, nurses and other caregivers and provide customer service and effective direct billing operations involving payers and patients. Our collective service and clinician education capabilities enable us to participate in the creation of standards of care, maximize customer satisfaction, ensure compliance and have direct dialogue with patients, payers and clinicians.

•

Demonstrated Ability to Innovate and Commercialize New Products and Solutions. Over the last several years, we have introduced new technologies to the marketplace in both our AWT and Regenerative Medicine businesses, including epidermal grafting, incision management, instillation NPWT, advanced foam dressings and fat grafting solutions. We have also focused on innovating within our services and customer support offerings, which includes our recent launch of the iOn Healing mobile application, which connects caregivers directly with our field representatives.

•	Proven Executive Leadership Team with a Long-Term Track Record of Value Creation. Our senior management team, who have on average 13 years of healthcare industry experience, have successfully executed our strategic transformation and maintained our market leadership positions in advanced wound care and soft tissue repair. We believe our management has the vision, experience and network of relationships to continue our successful growth.

Our Business Strategy

We intend to grow our business by pursuing the following strategies:

•	Grow Our Core Businesses. We believe we have significant opportunities to grow our core NPWT, advanced wound dressings, breast reconstruction and abdominal wall reconstruction businesses. We have recently achieved record volumes in our NPWT and breast reconstruction businesses. We are focused on continuing to grow our core businesses by leveraging our broad product portfolio and clinical and economic outcomes data to continue to expand our existing markets and penetrate new markets.

•	Focused Innovation. We have been successful in developing and commercializing new technologies, such as Prevena for closed surgical incisions and CelluTome for epidermal skin grafting. Our innovation pipeline includes several new product offerings and line extensions that we plan to launch over the next several years. In addition, we have recently implemented a focused franchise model designed to better align our global research and development and marketing functions with our regional sales forces so we develop and commercialize products and solutions well-tailored to the needs of our key customers and care settings across different geographies.

•	Geographic Expansion. We will continue to focus on deeper penetration of our existing international markets while selectively entering new markets either directly or through distributor relationships. While we have, in part, entered new markets through acquisitions, we have also successfully entered international markets through increased product registrations, tailored portfolio development, post-acute and community reimbursement initiatives and expansion of commercial channels.

•	Strategic Acquisitions. We intend to augment our organic growth by identifying, acquiring and integrating businesses, technologies and products that enhance our product portfolio, while diversifying our customer base and increasing our global footprint. In addition, we will continue to focus on realizing operational efficiencies from our acquisitions by maintaining a low cost global manufacturing footprint, eliminating duplicative operations and leveraging common resources across businesses.

Risks Related to Our Business and this Offering

Investing in our stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	we face significant and continuing competition, which could adversely affect our operating results;

•	defects, failures or quality issues associated with our products could lead to product recalls or safety alerts, adverse regulatory actions, litigation, including product liability claims, and negative publicity that could erode our competitive advantage and market share and materially adversely affect our reputation, business, financial condition and results of operations;

•	we are subject to various governmental regulations relating to the labeling, marketing, sales and distribution of our products;

•	failure of any of our clinical studies or third-party assessments to demonstrate desired outcomes in proposed endpoints, may result in adverse regulatory actions, reduce physician usage or reduce price, coverage and/or reimbursement for our products, which could have a negative impact on our business performance;

•	cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability;

•	changes in U.S. and international regulations, policies, rules and expanded audit programs of third-party payers regarding billing and reimbursement of our products could reduce reimbursement and collections for our products, adversely affect the demand for our products and negatively impact our global expansion efforts;

•	if we are unable to develop new generations of products and enhancements to existing products, our competitive position may be harmed;

•	if we are unsuccessful in protecting, maintaining and enforcing our intellectual property, our competitive position could be harmed;

•	pending and future patent litigation could be costly and disruptive and may have an adverse effect on our business, financial condition and results of operations;

•	we may not successfully identify and complete acquisitions or divestitures on favorable terms or achieve anticipated synergies relating to any such transaction, and such transactions could result in unforeseen operating difficulties and expenditures, require significant management resources and require significant charges or write-downs;

•	we may not realize the expected benefits from our restructuring initiatives and continuous improvement efforts, and they may result in unintended adverse impacts to our business;

•	our substantial indebtedness may have a material adverse effect on our business, financial condition and results of operations;

•	we will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could materially adversely affect our business, financial condition and results of operations;

•	we will be a “controlled company” within the meaning of the New York Stock Exchange rules and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements; and

•	our Sponsors control us and their interests may conflict with yours in the future.

Our Sponsors

Apax Partners

Apax Partners is one of the world’s leading private equity investment groups. Apax Partners operates globally and has more than 40 years of investing experience. Apax Partners has raised private equity funds totaling $38.4 billion. Funds advised by Apax Partners typically invest in four core sectors, which are consumer, healthcare, services and tech & telco. Apax Partners is one of the leading global investors in the healthcare sector, having completed more than 100 investments over the last 30 years. In buy-out funds raised since 2001, Apax funds have invested approximately $6 billion of equity into healthcare companies. Previous and current healthcare investments include the wound care company Mölnlycke Health Care, the healthcare information technology company The TriZetto Corporation as well as a number of global healthcare services companies such as Capio AB and Apollo Hospitals.

CPPIB

CPPIB is one of the largest and fastest growing institutional investors in the world. It invests the funds not needed by the Canada Pension Plan to pay current benefits on behalf of 18 million Canadian contributors and beneficiaries. Headquartered in Toronto, with offices in London, Hong Kong, New York, Luxembourg, Mumbai and São Paulo, CPPIB is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. As of March 31, 2015, CPPIB had assets of C$264.8 billion, of which approximately C$40.3 billion were invested through the Private Investments group. Current and previous healthcare private investments include IMS Health, Alliance Boots, Diaverum, United Surgical Partners and LHP Hospital Group.

PSP Investments

PSP Investments is one of Canada’s largest pension investment managers, with over C$112.0 billion of net assets under management as at March 31, 2015. PSP Investments invests funds for the pension plans of the Public Service, the Canadian Forces, the Royal Canadian Mounted Police and the Reserve Force. PSP Investments manages a diversified global portfolio including stocks, bonds and other fixed-income securities, and investments in private equity, real estate, infrastructure and natural resources. PSP Investments has become increasingly global with more than half of its assets invested outside of Canada.

Our Corporate Information

Acelity Holdings, Inc. was incorporated in Texas on August 13, 2015. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Acelity L.P. Inc., the current holding company for the businesses conducted by Chiron Topco and LifeCell described in this prospectus, will contribute all of the equity interests in Chiron Topco and LifeCell to Acelity Holdings, Inc. in exchange for                  shares of common stock of Acelity Holdings, Inc., with Acelity Holdings, Inc. continuing as the holding company of the businesses described in this prospectus.

Our principal offices are located at 12930 West Interstate 10, San Antonio, Texas 78249. Our telephone number is (210) 524-9000. We maintain a website at www.acelity.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Issuer	Acelity Holdings, Inc.

Common stock offered by Acelity Holdings, Inc.	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Option to purchase additional shares of common stock	We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price, less underwriting discounts.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million, if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses.

We intend to use the net proceeds from this offering to redeem a portion of our outstanding 12.5% Senior Notes due 2019. See “Use of Proceeds.”

Controlled company	Upon the closing of this offering, our Sponsors will own a majority of the shares eligible to vote in the election of our directors. We currently intend to avail ourselves of the controlled company exemption under the corporate governance standards of the New York Stock Exchange.

Directed share program	At our request, the underwriters have reserved up to shares of common stock, or approximately % of the shares being offered by us pursuant to this prospectus (excluding the additional shares of common stock that may be issued upon the underwriters’ exercise of their option to purchase additional shares), for sale at the initial public offering price to our directors, officers and certain employees and certain other persons associated with us, as designated by us.

The number of shares available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. For further information regarding our directed share program, please see “Underwriting.”

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our Board of Directors may deem relevant. See “Dividend Policy.”

Risk Factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.

NYSE trading symbol	“ .”

In this prospectus, the number of shares of our common stock to be outstanding immediately after the consummation of this offering is based on              shares of common stock outstanding as of June 30, 2015 and:

•	does not reflect shares of common stock reserved as of the closing date of this offering for future issuance under our new Omnibus Incentive Plan, or the 2015 Omnibus Incentive Plan.

Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:

•	no exercise of the underwriters’ option to purchase additional shares of our common stock; and

•	an initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus.

SUMMARY FINANCIAL AND OTHER DATA

The following table presents summary financial and other data of Chiron Topco and LifeCell for the periods and at the dates indicated. The summary combined financial data as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 have been derived from the audited combined financial statements of Chiron Topco and LifeCell included elsewhere in this prospectus. The summary combined balance sheet data as of December 31, 2012 has been derived from the unaudited combined financial statement of Chiron Topco and LifeCell not included in this prospectus.

The summary condensed combined financial data as of June 30, 2015 and for the six months ended June 30, 2014 and 2015 have been derived from the unaudited condensed combined financial statements of Chiron Topco and LifeCell included elsewhere in this prospectus. The summary condensed combined balance sheet data as of June 30, 2014 has been derived from the unaudited condensed combined financial statement of Chiron Topco and LifeCell not included in this prospectus. The unaudited condensed combined financial statements were prepared on a basis consistent with the audited combined financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. In addition, our historical results are not necessarily indicative of the results expected for any future periods.

The summary historical consolidated financial data of Acelity Holdings, Inc. have not been presented as Acelity Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

The summary unaudited pro forma condensed combined financial data of Acelity Holdings, Inc. presented below have been derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data for the year ended December 31, 2014 and as of and for the six months ended June 30, 2015 give effect to the contribution of Chiron Topco and LifeCell to Acelity Holdings, Inc. in exchange for the issuance of              shares of common stock of Acelity Holdings, Inc., completion of this offering and the use of proceeds therefrom as if all such transactions had occurred on January 1, 2014, in the case of the summary unaudited pro forma condensed combined statements of operations data, and as of June 30, 2015, in the case of the summary unaudited pro forma condensed combined balance sheet data. The unaudited pro forma financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed combined financial data. The unaudited pro forma condensed combined financial data is included for information purposes only.

You should read the following summary financial and other data below together with the information under “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined and condensed combined financial statements of Chiron Topco and LifeCell and the related notes included elsewhere in this prospectus.

	Historical Combined Chiron Topco and LifeCell										Pro Forma Acelity Holdings, Inc.
	Fiscal Year Ended December 31,						Six Months Ended June 30,				Fiscal Year Ended December 31, 2014	Six Months Ended June 30, 2015
	2012		2013		2014		2014		2015
(dollars in thousands, except share and per share amounts)							(unaudited)				(unaudited)
Statements of Operations Data:
Revenue:
Rental		$815,560		$743,818		$719,864		$338,606		$353,236	$	$
Sales		913,943		989,083		1,146,475		563,207		552,459

Total revenue		1,729,503		1,732,901		1,866,339		901,813		905,695
Rental expenses		438,752		353,504		332,762		170,538		156,047
Cost of sales		244,372		251,842		323,363		161,472		148,923

Gross profit		1,046,379		1,127,555		1,210,214		569,803		600,725
Selling, general and administrative expenses		589,858		684,601		713,554		345,377		306,757
Research and development expenses		71,712		75,577		69,321		35,723		29,069
Acquired intangible asset amortization		220,984		188,571		194,433		99,443		90,589
Wake Forest settlement		—		—		198,578		198,578		—
Impairment of goodwill and intangible assets		—		443,400		—		—		—

Operating earnings (loss)		163,825		(264,594)		34,328		(109,318)		174,310
Interest income and other		829		1,602		3,667		222		214
Interest expense		(466,622)		(419,877)		(412,733)		(204,000)		(212,100)
Loss on extinguishment of debt		(31,481)		(2,364)		—		—		—
Foreign currency gain (loss)		(13,001)		(22,226)		17,844		4,088		12,601
Derivative instrument gain (loss)		(31,433)		1,576		(5,183)		(4,300)		(4,267)

Earnings (loss) from continuing operations before income taxes (benefit)		(377,883)		(705,883)		(362,077)		(313,308)		(29,242)
Income taxes (benefit)		(147,823)		(150,792)		(127,031)		(112,425)		(7,080)

Earnings (loss) from continuing operations		(230,060)		(555,091)		(235,046)		(200,883)		(22,162)
Earnings (loss) from discontinued operations, net of tax		88,643		(3,567)		4,573		1,783		—

Net earnings (loss)		$(141,417)		$(558,658)		$(230,473)		$(199,100)		$(22,162)	$	$

Per Share Data:
Net earnings (loss) per common share—basic and diluted	$		$		$		$		$		$	$
Pro forma net earnings (loss) per common share—basic and diluted	$		$		$		$		$		$	$
Weighted average shares
Basic and diluted
Pro forma basic and diluted

Balance Sheet Data (end of period):		(unaudited)
Cash and cash equivalents		$382,752		$206,551		$183,143		$213,269		$140,754	$	$
Working capital(1)		511,774		461,296		286,428		314,852		316,022
Total assets		7,574,366		7,272,247		7,000,315		7,134,179		6,850,025
Total debt(2)		4,579,592		4,893,316		4,841,975		4,884,257		4,838,202
Total shareholders’ equity		1,456,985		897,664		660,302		699,064		635,910

Cash Flow Data:
Net cash provided by (used in) operating activities		$162,706		$136,779		$91,795		$61,378		$(5,269)	$	$
Net cash provided by (used in) investing activities		144,535		(563,822)		(78,272)		(40,814)		(39,047)
Net cash provided by (used in) financing activities		(140,200)		250,602		(28,735)		(14,687)		6,952
Capital expenditures		(91,567)		(80,911)		(66,584)		(28,382)		(29,574)

Other Financial Data:
EBITDA(3)		$524,475		$49,413		$354,266		$51,031		$315,031	$	$
Adjusted EBITDA(3)		$741,538		$717,564		$712,116		$321,983		$338,726	$	$

(1)	Working capital is defined as current assets, including cash and cash equivalents, minus current liabilities.
(2)	Total debt equals current and long-term debt, net of discount, and capital lease obligations.
(3)	We define EBITDA as loss from continuing operations, less income tax benefit, plus interest expense, net of interest income, and depreciation and other amortization. We define Adjusted EBITDA as EBITDA, as further adjusted to exclude foreign currency (gain) loss, derivative instruments (gain) loss, management fees and expenses, equity-based compensation expense, acquisition, disposition and financing expenses, business optimization expenses, Wake Forest settlement, impairment of goodwill and intangible assets, LifeNet litigation accrual, inventory and fixed asset impairments, write-off of in-process research and development and other expenses as permitted under our senior secured credit facilities. We describe these adjustments reconciling loss from continuing operations to Adjusted EBITDA in the table below.

We present Adjusted EBITDA because we believe it is a useful indicator of our operating performance. Our management uses Adjusted EBITDA principally as a measure of our operating performance and believes that Adjusted EBITDA is useful to investors because it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period.

Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to loss from continuing operations as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and it should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using Adjusted EBITDA supplementally.

Our EBITDA and Adjusted EBITDA measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect costs or cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.

The following table provides a reconciliation of loss from continuing operations to EBITDA and Adjusted EBITDA for the periods presented:

	Historical Combined Chiron Topco and LifeCell					Pro Forma Acelity Holdings, Inc.
	Fiscal Year Ended December 31,			Six Months Ended June 30,		Fiscal Year Ended December 31, 2014	Six Months Ended June 30, 2015
(in thousands)	2012	2013	2014	2014	2015
Loss from continuing operations	$(230,060)	$(555,091)	$(235,046)	$(200,883)	$(22,162)
Income tax benefit	(147,823)	(150,792)	(127,031)	(112,425)	(7,080)
Interest expense, net of interest income	465,988	419,337	412,438	203,811	211,939
Depreciation and other amortization	436,370	335,959	303,905	160,528	132,334

EBITDA	$524,475	$49,413	$354,266	$51,031	$315,031
Adjustments:
Foreign currency (gain) loss (A)	13,001	22,226	(17,844)	(4,088)	(12,601)
Derivative instruments (gain) loss (B)	31,433	(1,576)	5,183	4,300	4,267
Management fees and expenses (C)	6,589	8,910	5,050	2,189	2,677
Equity-based compensation expense	2,069	2,925	4,033	2,103	1,305
Acquisition, disposition and financing expenses (D)	69,659	36,364	5,885	4,538	3,931
Business optimization expenses (E)	56,425	91,525	79,412	38,382	13,350
Wake Forest settlement (F)	—	—	198,578	198,578	—
Impairment of goodwill and intangible assets (G)	—	443,400	—	—	—
LifeNet litigation accrual (H)	—	—	34,742	—	—
Inventory and fixed asset impairments (I)	22,348	30,818	2,770	166	2,675
Write-off of in-process research and development (J)	—	13,600	—	—	—
Other addbacks permitted under our senior secured credit facilities (K)	15,539	19,959	40,041	24,784	8,091

Adjusted EBITDA	$741,538	$717,564	$712,116	$321,983	$338,726

(A)	Represents foreign currency gains and losses related to the revaluation of our Euro denominated Term E-1 indebtedness as well as other transactions denominated in foreign currency.
(B)	Represents the revaluation of derivative instruments used to manage our interest rate and foreign currency risk.
(C)	Represents management fees and expenses paid under service agreements with our Sponsors and their affiliates.
(D)	Represents labor, travel, training, consulting and other costs associated with acquisition, disposition and financing activities, such as the acquisition of Systagenix, technology acquisitions and the amendments of our senior secured credit facilities.
(E)	Represents labor, travel, training, consulting and other costs associated exclusively with our business optimization initiatives. Included in our business optimization expenses were costs associated with our integration of LifeCell and Systagenix totaling $14.9 million, $25.8 million, $14.3 million, and $4.0 million for the fiscal years ended 2013, 2014 and the six months ended June 30, 2014 and June 30, 2015, respectively.
(F)	Represents the net present value of payments under the settlement and release agreement with Wake Forest University, net of previously existing accruals.

(G)	During the third quarter of 2013, we recorded a $272.2 million impairment of goodwill and a $171.2 million impairment of indefinite-lived intangible assets related to our Regenerative Medicine operating segment.
(H)	Represents a litigation-related accrual taken with respect to our continuing appeal of the adverse $34.7 million jury verdict awarded to LifeNet Health in connection with its lawsuit against LifeCell.
(I)	Represents various fixed asset and inventory impairment charges.
(J)	Represents write-offs of intangible assets due primarily to the discontinuation of certain in-process research and development projects.
(K)	Represents other non-cash charges and other unusual or nonrecurring charges or expenses as permitted under our senior secured credit facilities covenant calculation.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We face significant and continuing competition, which could adversely affect our operating results.

We face significant and continuing competition in each of our businesses, which are characterized by rapid technological change and significant price competition. Market share can shift as a result of technological innovation and other business factors. Our customers consider many factors when selecting a product, including product reliability, clinical outcomes, economic outcomes, price and services provided by the manufacturer. Our ability to compete depends in large part on our ability to provide compelling economic benefits to our customers and payers, develop and commercialize new products and technologies and anticipate technological advances. We have historically maintained price premiums over competitive products in our core advanced devices and Regenerative Medicine lines of businesses. Our competitors often compete based on price, requiring us to continue to support our premiums by demonstrating the clinical advantages, as well as better economic outcomes, of our products. Product introductions or enhancements by competitors which may have advanced technology, better features or lower pricing may make our products obsolete or less competitive. As a result, we will be required to devote continued efforts and financial resources to bring our products under development to market, deliver cost-effective clinical outcomes, expand our geographic reach, enhance our existing products and develop new products for the advanced wound care and soft tissue repair markets.

In our AWT business, we have experienced continuing pricing pressures from competitors and the challenges of declining reimbursement rates. In our Regenerative Medicine business, we have seen increased competition from lower-priced synthetic mesh competitors in our abdominal wall reconstruction business. Consolidation trends in the healthcare industry may also introduce new competitors or provide existing competitors with an enhanced ability to compete against our products. We may also face increased competition from companies re-entering our markets after temporary withdrawal due to regulatory, business or other reasons. We expect competition to remain intense as competitors introduce additional competing products in the advanced wound care and soft tissue repair markets and continue expanding into geographic markets where we currently operate. Our failure to compete effectively could result in loss of market share to our competitors or reduced pricing for our products and have a material adverse effect on our sales and profitability.

Defects, failures or quality issues associated with our products could lead to product recalls or safety alerts, adverse regulatory actions, litigation, including product liability claims, and negative publicity that could erode our competitive advantage and market share and materially adversely affect our reputation, business, financial condition and results of operations.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Quality and safety issues may occur with respect to any of our products and our future operating results will depend on our ability to sustain an effective quality control system and effectively train and manage our employee base with respect to our quality system. The development, manufacture and control of our products are subject to extensive and rigorous regulation by numerous government agencies, including the U.S. Food and Drug Administration, or the FDA, and similar foreign agencies. Compliance with these regulatory requirements, such as the FDA’s Quality System Regulation, or QSR, and adverse events/recall reporting requirements in the United States and other applicable regulations worldwide, is subject to continual review and is monitored rigorously through periodic inspections by the FDA and foreign regulatory authorities. The FDA and foreign regulatory authorities may also require post-market testing and surveillance to monitor the performance of approved products. Our manufacturing facilities and those of our suppliers and distributors are also, and may be, subject to periodic regulatory inspections. If the FDA or a foreign authority were to find that we have failed to comply with any of these Quality System requirements, it could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, withdrawals, monetary penalties, consent decrees, injunctive actions to halt the manufacture or distribution of products, import detentions of products made outside the United States, restrictions on operations or other civil or criminal sanctions. Civil or criminal sanctions could be assessed against our officers, employees, or us. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing and selling our products.

Our businesses also expose us to product liability risks inherent in the testing, manufacturing, marketing and use of medical products. We are, and may be in the future, subject to product liability claims and lawsuits, including potential class actions or mass tort claims, alleging that our products have resulted or could result in an unsafe condition or injury. We are currently involved in a number of legal proceedings relating to product liability claims. For example, LifeCell is currently named as a defendant in approximately 354 lawsuits filed by individuals alleging personal injury and seeking monetary damages for failed hernia repair procedures using our AlloDerm products. We are also named defendants in approximately 246 cases related to Repliform, a human tissue product sold by Boston Scientific, one of our distributors. Legal proceedings are inherently unpredictable, and any product liability claim brought against us, with or without merit, could be costly to defend and could result in excessive verdicts and/or injunctive relief that may affect how we operate our business or result in settlement payments and adjustments not covered by or in excess of insurance. In addition, we may not be able to obtain insurance on terms acceptable to us or at all because insurance varies in cost and can be difficult to obtain. The legal expenses associated with defending against product liability claims, the obligation to pay a product liability claim in excess of available insurance coverage, or inability to maintain adequate insurance coverage could increase operating expenses and could materially adversely affect our business, financial position and results of operations.

In addition, we cannot predict the results of future legislative activity or future court decisions, any of which could increase regulatory investigations or our exposure to litigation. Any regulatory action or litigation, regardless of the merits, may result in substantial costs, divert management’s attention from other business concerns and place additional restrictions on our sales or the use of our products. In addition, negative publicity, including regarding a quality or safety issue, could damage our reputation, reduce market acceptance of our products, cause us to lose customers and decrease demand for our products. Any actual or perceived quality issues may also result in issuances of physician’s advisories against our products or cause us to conduct voluntary recalls. Any product defects or problems, regulatory action, litigation, negative publicity or recalls could disrupt our business and have a material adverse effect on our competitive position, financial condition and results of operations.

We are subject to various governmental regulations relating to the labeling, marketing, sales and distribution of our products.

Both before and after a product is commercially released, we have ongoing responsibilities under regulations promulgated by the FDA and similar U.S. and foreign regulations governing the product labeling and advertising, sales and marketing and the conduct of clinical studies. We may be subject to compliance action, penalties or injunctions if we are determined to be promoting the use of our products for unapproved, or off-label, uses. Device manufacturers are permitted to promote products solely for the uses and indications set forth in the approved product labeling. A number of enforcement actions have been taken against manufacturers that promote products for “off-label” uses, including actions alleging that U.S. healthcare program reimbursement of products promoted for “off-label” uses are false and that fraudulent claims are made to the government. The failure to comply with “off-label” promotion restrictions can result in significant financial penalties, revocation or suspension of a company’s business license, suspension of sales of certain products, product recalls, civil or criminal sanctions or other similar enforcement actions. In the United States, such failure could also result in a corporate integrity agreement with the U.S. government that imposes significant administrative obligations and costs and potential exclusion from the U.S. healthcare programs. On June 1, 2015, the FDA issued a Warning Letter to LifeCell, stating that the company’s Strattice BPS reconstructive tissue matrix, which was cleared by the FDA for reinforcement of soft tissue in plastic and reconstructive surgery, was being improperly promoted for breast reconstructive surgery applications, which the FDA stated represented a major change to its intended use. LifeCell responded to the warning letter and implemented corrective actions. For the year ended December 31, 2014, our revenue from Strattice BPS reconstructive tissue matrix in the United States was $5.4 million. We do not believe that the adjustments required to our promotion activities for Strattice BPS will have a material impact on our business, financial condition or results of operations.

Our determination that certain of our Regenerative Medicine products are Section 361 human cellular and tissue-based product, not subject to FDA premarket clearance or approval requirements, is limited to their current intended uses. The FDA could disagree with our conclusion and if the FDA were to determine that any of these products or their intended uses required premarket clearance or approval as devices or biologics, this could disrupt our existing marketing of these products and have a material adverse effect on our business, financial condition and results of operations. In the future, we may wish to market such Regenerative Medicine products for new intended uses, which may require premarket clearance or approval under FDA medical device or biologic regulations, and which could be time consuming and costly. Insurers may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals, all of which may have a material adverse effect on our business, financial condition and results of operations.

Failure of any of our clinical studies or third-party assessments to demonstrate desired outcomes in proposed endpoints, may result in adverse regulatory actions, reduce physician usage or reduce price, coverage and/or reimbursement for our products, which could have a negative impact on our business performance.

We regularly conduct clinical studies designed to test a variety of endpoints associated with product performance and use across a number of applications. If a clinical study conducted by us or others fails to demonstrate statistically significant results supporting performance or use benefits or compelling health economic outcomes from using our products, physicians may elect not to use our products as a treatment for conditions that may benefit from them. Furthermore, in the event of an adverse clinical study outcome, our products may not achieve “standard-of-care” designations, where they exist, for the conditions in question, which could deter the adoption of our products. Also, if serious adverse events are reported during the conduct of a study, it could affect continuation of the study, product approval and product adoption. If we are unable to develop a body of statistically significant evidence from our clinical study program, whether due to adverse results or the inability to complete properly designed studies, domestic and international public and private payers could refuse to cover our products, limit the manner in which they cover our products, or reduce the price they are willing to pay or reimburse for our products.

U.S. and foreign regulatory authorities routinely conduct audits of clinical studies and such audits may result in adverse regulatory actions. In June 2015, our competent regulatory authority in France issued findings requiring us to withdraw and cease the distribution and marketing of Strattice reconstructive tissue matrix for the intended use of breast reconstruction in France. The decision was based on a review of certain reported adverse events at two clinical study sites in France. We are currently in discussions with several regulatory agencies in Europe as well as our European Medical Device Directive, or MDD, notified body with respect to the safety and efficacy profile of Strattice in breast reconstruction procedures. Among the other countries, only Belgium has required us to temporarily cease the distribution and marketing of Strattice for breast reconstruction while the Belgium competent authority reviews the safety data we have provided. Other countries or our MDD notified body may take regulatory actions that could suspend marketing and distribution in individual countries or in the European Union as a whole, or we could be required to submit additional safety or other clinical data in order to support our existing clearance. If Strattice were to be removed from other countries or if our MDD regulatory clearance were revoked, our Regenerative Medicine business and its growth prospects over the next several years could be materially impacted. For the year ended December 31, 2014, our total Strattice revenue for breast reconstruction procedures in France and Belgium combined and in the entire European Union was $0.3 million and $10.2 million, respectively. For the year ended December 31, 2014, our total Strattice revenue for all procedures in France and Belgium combined and in the entire European Union was $1.7 million and $21.3 million, respectively.

Cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States are members of GPOs and integrated delivery networks, or IDNs, including accountable care organizations or public-based purchasing organizations, and our business is partly dependent on major contracts with these organizations. Our products can be contracted under national tenders or with larger hospital GPOs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. The majority of our AWT hospital sales and rentals and approximately 40% of Regenerative Medicine sales in the United States are made pursuant to contracts with GPOs and IDNs. At any given time, we are typically at various stages of responding to bids and negotiating and renewing GPO and IDN agreements, including agreements that would otherwise expire. Bids are generally solicited from multiple manufacturers or service providers with the intention of obtaining lower pricing. Due to the highly competitive nature of the bidding process and the GPO and IDN contracting processes in the United States, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio. Failure to be included in certain of these agreements could have a material adverse effect on our business, financial condition and results of operations, including on sales and rental revenues. In addition, while having a contract with a major purchaser, such as a GPO or IDN, for a given product category can facilitate sales, sales volumes of those products may not be maintained. For example, GPOs and IDNs are increasingly awarding contracts to multiple suppliers for the same product category. Even when we are the sole contracted supplier of a GPO or IDN for a certain product category, members of the GPO or IDN generally are free to purchase from other suppliers. Furthermore, GPO and IDN contracts typically are terminable without cause upon 60 to 90 days notice. The healthcare industry has been consolidating, and the consolidation among third-party payers into larger purchasing groups will increase their negotiating and purchasing power. Such consolidation may result in greater pricing pressure on us due to pricing concessions and may further exacerbate the risks described above.

Outside the United States, we have experienced pricing pressure from centralized governmental healthcare authorities due to efforts by such authorities to lower healthcare costs. Implementation of healthcare reforms and competitive bidding contract tenders may limit the price or the level at which reimbursement is provided for our products and adversely affect both our pricing flexibility and the demand for our products. Healthcare providers may respond to such cost-containment pressures by substituting lower cost products or other therapies for our products. We frequently are required to engage in competitive bidding for the sale of our products to governmental purchasing agents and hospital groups outside the United States. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

Distributors of our products also have begun to negotiate terms of sale more aggressively to maintain or increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing and other terms of sale could cause us to lose market share and would materially adversely affect our business, financial condition and results of operations.

Changes in U.S. and international regulations, policies, rules and expanded audit programs of third-party payers regarding billing and reimbursement of our products could reduce reimbursement and collections for our products, adversely affect the demand for our products and negatively impact our global expansion efforts.

The demand for our products is partly dependent on the regulations, policies and rules of third-party payers in the United States and internationally, including the U.S. Medicare programs, that reimburse us for the sale and rental of our products. If coverage or payment regulations, policies or rules of third-party payers are revised in any material way in light of increased efforts to control healthcare spending or otherwise, the amount we may be reimbursed or the demand for our products may decrease, or the costs of providing our products could increase.

Legislative, administrative or judicial reforms to the reimbursement systems in the United States and abroad, or adverse decisions by administrators or courts of any of these systems in coverage or reimbursement relating to our products, could reduce reimbursement for our products or result in the denial of coverage for those products. Examples of these reforms or adverse decisions include price regulation, competitive bidding, changes to coverage and payment policies, assessments or studies. Any of such reforms or adverse decisions resulting in restrictive reimbursement practices or denials of coverage could have an adverse impact on the acceptance of our products and the prices that our customers are willing to pay for them. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers. Reimbursement varies by country and if we are unable to obtain expanded reimbursement for our products in foreign jurisdictions, our international expansion plans could be delayed and our plans for growth could be negatively impacted.

In the United States, the reimbursement of our products by Medicare is subject to review by government contractors that administer payments under federal healthcare programs. Changes to Medicare policies, including revisions in the interpretation or application of Medicare contractor coverage policies or adverse administrative coverage determinations, can lead to denials of our claims for payment and/or requests to recoup alleged overpayments made to us for our products. Such determinations and changes can often be challenged only through an administrative appeals process. In the event that our interpretations of coverage policies in effect at any given time are inconsistent with administrative coverage determinations, we could be subject to recoupment or refund of all or a portion of any disputed amounts as well as penalties, which could exceed our related revenue realization reserves, and could negatively impact our revenue from Medicare placements in the United States. For the year ended December 31, 2014, U.S. Medicare placements of our NPWT products in the home care setting represented approximately 6.5% of our total revenue. We participate in Medicare’s durable medical equipment competitive bidding program, which resulted in substantial reimbursement declines in approximately 100 major metropolitan areas beginning in 2013. See “Business—Government Regulation and Other Considerations.”

Our documentation, billing and other practices are subject to scrutiny by government regulators, contractors and private payers and are subject to claims audits. To ensure compliance with U.S. reimbursement regulations, the Medicare regional contractors and other government contractors periodically conduct audits of billing practices and request medical records and other documents to support claims submitted by us for payment of services rendered to our customers, which in some cases involve a review of claims that can be several years old. Such audits may also be initiated as a result of recommendations made by government agencies. Our agreements with private payers also commonly provide that payers may conduct claims audits to ensure that our billing practices comply with their policies. These audits can result in delays in obtaining reimbursement, denials of claims, or demands for refunds or recoupments of amounts previously paid to us.

If we are unable to develop new generations of products and enhancements to existing products, our competitive position may be harmed.

Our ability to grow and compete effectively depends on the successful development, introduction and commercialization of new generations of products and enhancements to existing products. The development of new or enhanced products is a complex, costly and uncertain process and requires us to anticipate customers’ and patients’ needs and emerging technology trends accurately and in a timely manner. We may experience research and development, technical and manufacturing, regulatory, marketing, distribution and other difficulties that could delay or prevent our introduction of new or enhanced products.

The development of new or enhanced products may involve significantly higher development costs than anticipated. Additionally, we may not be able to obtain required clearance, approval and/or marketing authorization from the U.S. authorities, including the FDA, and foreign regulatory authorities for new products or modifications to existing products on a timely basis, or at all. The process of obtaining regulatory clearance, approval and/or marketing authorization from the FDA and comparable foreign bodies for new products, or for enhancements or modifications to existing products, could take a significant amount of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, as well as increased post-market surveillance, require further modifications, repairs or replacements and result in limitations on the indicated uses of our products. We may not be able to demonstrate the safety and efficacy of the new or enhanced products in clinical trials or obtain reimbursement approvals for our products. Our failure to obtain or maintain clearances or approvals for new or modified products or any substantial delay in obtaining such required approvals or clearances or any substantial increase in applicable regulatory or administrative requirements could materially delay our development and commercialization of new products and enhancements to existing products. In addition, the new or enhanced products may not be manufactured or provided at acceptable cost and with appropriate quality. We may not be able to market or distribute the products successfully and the new or enhanced products may fail to gain customer acceptance. If any of the foregoing events occurs, we may have to abandon a product in which we have invested substantial resources. Innovation through enhancements and new products requires significant capital commitments and investments on our part, which we may be unable to recover. Our failure to introduce new and innovative products in a timely manner could have a material adverse effect on our competitive position, business, financial condition and results of operations.

The implementation of healthcare reform in the United States may adversely affect our business and financial results.

As part of the enactment of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, in 2013, we began paying an excise tax of 2.3% on our sales of certain medical devices we manufacture, produce or import. In fiscal years 2014 and 2013, we paid approximately $14.1 million and $13.5 million, respectively, related to the medical device tax. In addition, the legislation authorizes certain voluntary demonstration projects around development of bundling payments for acute, inpatient hospital services, physician services, and post-acute services for episodes of hospital care and also increases fraud and abuse penalties and expands the scope and reach of the federal False Claims Act and government enforcement tools, which may adversely impact healthcare companies. The new law or any future legislation could reduce medical procedure volumes, lower reimbursement for our products and impact the demand for our products or reduce the prices at which we sell our products. We cannot predict with any certainty what other impact implementation of this legislation may have on our business. While this legislation is intended to expand health insurance coverage to uninsured persons in the United States, the impact of any overall increase in access to healthcare on sales of our products remains uncertain.

If we are unsuccessful in protecting, maintaining and enforcing our intellectual property, our competitive position could be harmed.

We rely on a combination of patents, trademarks, trade secrets and contractual provisions to protect our intellectual property. Patents and our other intellectual property rights are important to our business and our ability to compete effectively with other companies. We seek to protect these, in part, through confidentiality agreements with employees, consultants, and other third parties. In general, our practice is to seek patent protection in both the United States and key foreign countries for patentable subject matter in our products and proprietary devices, review third-party patents and patent applications (to the extent publicly available) to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others. We currently own numerous U.S. and foreign patents and have numerous U.S. and foreign patent applications pending. We are also a party to various license agreements pursuant to which third parties have granted certain patent rights to us in consideration for lump sum and/or or royalty payments.

Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot be sure that our pending patent applications will result in the issuance of patents, that patents issued or licensed to us in the past or in the future will not be challenged or circumvented by competitors, that these patents will remain valid and enforceable or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications, or that competitors will not otherwise gain access to our trade secrets or other confidential information. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture a market position in such countries by utilizing technologies that are similar to those developed or owned by or licensed to us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing or otherwise violating our intellectual property rights. Confidentiality or other agreements to which we are a party may be breached, and the remedies thereunder may not be sufficient to protect our rights. If we do not obtain and maintain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue and could have a material adverse effect on our business, financial condition and results of operations.

Pending and future intellectual property litigation could be costly and disruptive and may have an adverse effect on our business, financial condition and results of operations.

We operate in an industry characterized by extensive intellectual property litigation. Defending intellectual property litigation is expensive and complex, takes significant time and diverts management’s attention from other business concerns, and the outcomes are difficult to predict. We are currently party to several intellectual property litigation disputes described in more detail in “Business—Legal Proceedings.” Any pending or future intellectual property litigation may result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or could force us to seek a license and/or make significant royalty or other payments in order to continue selling the affected products. At any given time, we are involved as either a plaintiff or a defendant in a number of intellectual property actions, the outcomes of which may not be known for prolonged periods of time. As a healthcare supplier, we can expect to face additional claims of intellectual property infringement in the future. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our business, financial condition and results of operations.

We may not successfully identify and complete acquisitions or divestitures on favorable terms or achieve anticipated synergies relating to any such transaction, and such transactions could result in unforeseen operating difficulties and expenditures, require significant management resources and require significant charges or write-downs.

We regularly review potential acquisitions of complementary businesses, technologies, services and products. In regularly evaluating the performance of our businesses, we may also decide to sell a business or product line. We may be unable to find suitable acquisition candidates or identify divestiture opportunities. Even if we identify appropriate acquisition candidates or divestiture opportunities, we may be unable to complete the acquisitions or the divestitures on favorable terms, if at all. Future acquisitions may increase our debt or reduce our cash available for operations or other uses, and any divestitures may result in significant charge-offs or write-downs, including those related to goodwill and other intangible assets. In addition, the process of integrating an acquired business, technology, service or product into our existing operations requires significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. We may face additional risks related to unknown or contingent liabilities related to business practices of the acquired companies, environmental remediation expense, products liability, patent infringement claims or other unknown liabilities. In addition, we cannot be certain that the businesses we acquire will become profitable or remain so. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of an acquired company or business. For example, in 2013 we recognized impairment charges of $443.4 million related to impairment of LifeCell goodwill and intangible assets, which KCI acquired in 2008. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our business, financial condition and results of operations could be materially adversely affected. The process of divesting ourselves of a business or product line could result in unforeseen expenditures and risks, including dissynergies in shared functions, as well as complexities in separating operations, services, products and personnel. Future divestitures may result in potential loss of key employees and disruption of our business. Any acquisitions or divestitures often require significant expenditures as well as significant management resources that cannot then be dedicated to other projects. Moreover, we may not realize the anticipated financial or other benefits of an acquisition or a divestiture, including our ability to achieve cost savings or revenue synergies. Our failure to manage these risks successfully could also have an adverse impact on our business.

We may not realize the expected benefits from our restructuring initiatives and continuous improvement efforts, and they may result in unintended adverse impacts to our business.

Over the last four years, we have undertaken several restructuring and realignment initiatives to reduce our overall cost base and improve efficiency. In 2014, we announced a business realignment plan to combine our historic KCI and LifeCell operations plus Systagenix into one centrally managed operating company under the Acelity brand with two business units, AWT and Regenerative Medicine, as well as to unify certain support functions. The actions initiated under our business realignment plans include outsourcing of certain service and support functions, workforce reductions and other efforts to streamline our business. While these changes are part of a comprehensive plan to, among other things, accelerate our growth, reduce costs and leverage economies of scale, we may not realize the expected benefits of our restructuring initiatives and continuous improvement efforts. In addition, these actions and potential future restructuring actions could yield unintended consequences, such as distraction of management and employees, business disruption, reduced employee morale and productivity and unexpected additional employee attrition, including the inability to attract or retain key personnel. These consequences could negatively affect our business, financial condition and results of operations. If we do not successfully manage our current restructuring activities, or any other restructuring activities that we may take in the future, any expected efficiencies and benefits might be delayed or not realized, and our operations and business could be disrupted. In addition, the costs associated with implementing restructuring activities might exceed expectations, which could result in additional future charges.

Our failure to comply with program integrity and data privacy and security laws may subject us to penalties and adversely affect our business, financial condition and results of operations.

Participation in federal healthcare programs requires us to comply with laws regarding the way in which we conduct business, submit claims and handle protected health information, or PHI. These laws include the False Claims Act, which attaches per-claim liability and potentially treble damages to the filing of false claims for federal payment. Since 2009, we have been party to litigation arising out of qui tam allegations of violations of the False Claims Act. For more information regarding this litigation, see “Business—Legal Proceedings.” There are also laws that attach criminal liability to unlawful inducements for the referral of business reimbursable under federally funded healthcare programs, known as the anti-kickback laws, and those that attach repayment and monetary damages to instances where healthcare service providers seek reimbursement for providing certain services to a patient who was referred by a physician that has certain types of direct or indirect financial relationships with the service provider, known as the Stark law. Additionally, we are subject to the Sunshine Act, which requires that we annually disclose to the Centers for Medicare and Medicaid Services, or CMS, all transfers of value (subject to limited exclusions) to certain physicians and teaching hospitals, as such terms are defined in the statute and related regulations. Failure to accurately disclose these transfers could subject us to certain monetary penalties. Some U.S. states and countries outside the United States have laws requiring similar disclosures, which, like the Sunshine Act, contain penalty provisions.

The laws applicable to us are subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to criminal and civil penalties, which could be severe, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare and Medicaid. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have a material adverse effect on our business, financial condition and results of operations.

We directly collect, use, access, disclose, transmit and/or store PHI, personally identifiable information, or PII, and limited amounts of payment card information, or PCI, in connection with our customer service, billing and employment practices. In the United States, the manner in which we collect, use, access, disclose, transmit and store PHI is subject to the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act of 2009, and the health data privacy, security and breach notification regulations issued pursuant to these statutes, while state privacy, security and breach notification laws and regulations apply to both PHI and PII. PII and PCI are subject to certain other laws, regulations and industry standards. These statutes, regulations and standards impose numerous requirements regarding the collection, use, access, disclosure, transmission and storage of PHI, PII and PCI. Our failure to effectively implement the required or addressable data privacy and security safeguards and breach notification procedures, or our failure to accurately anticipate the application or interpretation of these statutes, regulations and standards could create material civil and/or criminal liability for us, which could result in adverse publicity and have a material adverse effect on our business, financial condition and results of operations. In addition to complying with applicable U.S. law, the collection, use, access, disclosure, transmission and storage of PHI and other sensitive data (e.g., PII and PCI) is subject to regulation in other jurisdictions in which we do business or expect to do business in the future, and data privacy and security laws and regulations in some such jurisdictions may be more stringent than those in the United States.

Because we depend upon a limited group of suppliers and manufacturers and, in most cases, exclusive suppliers for products essential to our business, we may incur significant product development costs and experience material delivery delays if we lose any significant supplier, which could materially impact the rental and sales of our products.

We obtain some of our finished products and components from a limited group of suppliers, and we purchase most of our raw materials from single sources for reasons of quality assurance, cost-effectiveness, availability or constraints resulting from regulatory requirements. For example, we rely on a limited number of suppliers to source foam and drapes used in our AWT products as well as proprietary solutions, including enzymes, used for our Regenerative Medicine products. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Our efforts to maintain a continuity of supply and high quality and reliability may not be successful. Manufacturing disruptions experienced by our suppliers may jeopardize our supply of finished products and components. Due to the stringent regulations and requirements of the FDA and other similar non-U.S. regulatory agencies regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A change in suppliers could require significant effort or investment in circumstances where the items supplied are integral to product performance or incorporate unique technology. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components, could have a material effect on our business, results of operations, financial condition and cash flows. Due to our substantial indebtedness, one or more of our suppliers may refuse to extend us credit with respect to our purchasing or leasing equipment, supplies, products or components, or may only agree to extend us credit on significantly less favorable terms or subject to more onerous conditions. This could significantly disrupt our ability to purchase or lease required equipment, supplies, products and components in a cost-effective and timely manner and could have a material adverse effect on our business, financial condition and results of operations. Any casualty, natural disaster or other disruption of any of our sole-source suppliers’ operations, or any unexpected loss of any existing exclusive supply contract, could have a material adverse effect on our business, financial condition and results of operations.

Increased prices for, or unavailability of, raw materials or sub-assemblies used in our products could adversely affect our profitability or revenues.

Our profitability is affected by the prices of the raw materials and sub-assemblies used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel related delivery costs, competition, import duties, excises and other indirect taxes, currency exchange rates, and government regulation. Due to the highly competitive nature of the healthcare industry and the cost containment efforts of our customers and third-party payers, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases, and we are unable fully to recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability. Significant increases in the prices of raw materials or sub-assemblies that cannot be recovered through productivity gains, price increases or other methods could adversely affect our results of operations. Moreover, pursuant to the conflict minerals requirements promulgated by the Securities and Exchange Commission, or the SEC, as a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are required to report on the source of any conflict minerals used in our products as well as the process we use to determine the source of such materials. We will incur expenses as we work with our suppliers to evaluate the source of any conflict minerals in our products, and compliance with these requirements could adversely affect the sourcing, supply, and pricing of our raw materials.

If a natural or man-made disaster strikes our or a third-party’s manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales and profitability will decline.

Our and third parties’ facilities and the manufacturing equipment we use to produce our products would be costly to replace and could require substantial lead time to repair or replace. We manufacture all of our tissue Regenerative Medicine products exclusively at our sole manufacturing facility in Branchburg, New Jersey, and our adipose autologous grafting products are manufactured by a third-party supplier in the United States. We manufacture our NPWT disposable supplies at our manufacturing facilities in Athlone, Ireland and Peer, Belgium, and the manufacturing facilities of two third-party contract manufacturers in Mexico. We manufacture our advanced wound dressings at our manufacturing facility in Gargrave, England, supplemented by a network of third-party contract manufacturers located mainly in the United Kingdom and some in the United States. Regulatory approvals of our products are limited to one or more specifically approved manufacturing facilities. If we fail to produce enough of a product at a facility, or if the manufacturing process at that facility is subject to a temporary or permanent facility shut-down caused by casualty (property damage caused by fire or other perils), regulatory action, or other unexpected interruptions, we may be unable to deliver that product to our customers or to identify and validate alternative sources for the affected product on a timely basis, which would impair our results of operations. Disruption of our third-party manufacturers’ facilities could arise for a variety of reasons, including technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of, or damage to, any facility (as a result of natural disaster, use and storage of hazardous materials or other events), quality control issues, bankruptcy of the manufacturer or other reasons. Any of these disruptions in the production of our key manufacturers could have a negative impact on our sales or profitability. A natural disaster such as a fire or flood could affect our ability to maintain ongoing operations and cause us to incur additional expenses. Insurance coverage may not be adequate to fully cover losses in any particular case. Accordingly, damage to a facility or other property due to fire, flood or other natural disaster or casualty event could materially and adversely affect our business, financial condition and results of operations.

Disruption to our distribution operations could adversely affect our business.

We utilize third-party logistics providers to distribute our products in all of our geographic markets. Especially because our distribution operations are largely dependent upon third parties, any prolonged disruption in the operations of our existing distribution providers, whether due to technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility (as a result of natural disaster, use and storage of hazardous materials or other events) or other reasons, could have a material adverse effect on our business, financial condition and results of operations. We rely on independent distributors in many of our international markets who generally control the importation and marketing of our product within their territories. We generally grant exclusive rights to these distributors and rely on them to understand local market conditions, to diligently sell our products and to comply with local laws and regulations. The operation of local laws and our agreements with distributors can make it difficult for us to change quickly from a distributor who we feel is underperforming. If we do terminate an independent distributor, we may lose our product registrations and customers who have been dealing with that distributor. We do not have local staff in many of the areas covered by independent distributors, which may make it difficult for us to monitor our distributors’ performance. Actions by independent distributors that are beyond our control could result in flat or declining sales in that territory, harm to the reputation of our company or our products, or legal liability.

Our international business operations are subject to risks, including risks arising from currency exchange rate fluctuations, which could adversely affect our operating results.

Our operations outside the United States are subject to certain legal, regulatory, social, political, and economic risks inherent in international business operations. Sales outside of the United States represented approximately $537.0 million, or 29%, of our total revenue for the year ended December 31, 2014 and $411.4 million, or 24%, of our total revenue for the year ended December 31, 2013, and we expect that non-U.S. sales will contribute significantly to future growth. The risks associated with our operations outside the United States include:

•	local product preferences and product requirements;

•	less rigorous protection of intellectual property in some countries outside the United States;

•	more stringent data privacy and security measures in some countries outside the United States;

•	trade protection measures and import and export licensing requirements;

•	changes in foreign regulatory requirements and tax laws;

•	alleged or actual violations of the Foreign Corrupt Practices Act of 1977, or the FCPA, and similar local commercial anti-bribery and anti-corruption laws in the foreign jurisdictions in which we do business;

•	changes in foreign medical reimbursement programs and policies, and other healthcare reforms;

•	government-mandated austerity programs limiting spending;

•	changes in government-funded tenders and payer pathways;

•	difficulty in establishing, staffing and managing non-U.S. operations;

•	complex tax and cash management issues;

•	potential tax costs associated with repatriating cash from our non-U.S. subsidiaries;

•	political and economic instability and inflation, recession or interest rate fluctuations; and

•	longer term receivables than are typical in the United States, and greater difficulty of collecting receivables in certain foreign jurisdictions.

We are also exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. If the U.S. dollar strengthens in relation to the currencies, such as the Euro, of other countries where we sell our products, our U.S. dollar reported revenue and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies’ value can negatively impact manufacturing and selling costs. Changes in the relative values of currencies occur regularly and, in some instances, could have an adverse effect on our financial condition and results of operations.

Failure to comply with the FCPA and other anti-corruption, anti-bribery and anti-money laundering laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the United Kingdom’s Bribery Act of 2010 and other anti-bribery legislation around the world. The anti-bribery laws generally prohibit covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA and other anti-bribery laws impose recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. As a substantial portion of our revenue is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, some of which represent key markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or other third-parties, including our distributors. Therefore, there can be no assurance that our employees and agents, and those companies to which we outsource certain of our business operations, have not and will not take actions that violate our policies or applicable laws, for which we may be ultimately held responsible. Any violation of anti-bribery laws or allegation of such violations could result in severe criminal or civil sanctions, which could have a material adverse effect on our reputation, business, results of operations and financial condition.

Furthermore, we are subject to the export controls and economic embargo rules and regulations of the United States, including, but not limited to, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as the laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. A determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines and enforcement actions and civil and/or criminal sanctions, the disgorgement of profits and the imposition of a court-appointed monitor, as well as the denial of export privileges, and may have an adverse effect on our reputation.

We rely on the performance of our information technology systems, the failure of which could have an adverse effect on our business and performance.

Our business requires the continued operation of sophisticated information technology systems and network infrastructure. These systems are susceptible to interruption by fire, power loss, system malfunction, computer viruses, cyber-attacks and other events, which may be beyond our control. Systems interruptions could reduce our ability to accept customer orders, manufacture our products or provide service to our customers, and could have a material adverse effect on our business, financial condition and results of operations. The level of protection and disaster-recovery capability varies from site to site, and there can be no guarantee that any such plans, to the extent they are in place, will be totally effective. In addition, security breaches of our information technology systems could result in the misappropriation or unauthorized disclosure of confidential information belonging to us, our employees, patients, partners, customers or suppliers, which may result in significant costs and potential government sanctions. In particular, if we are unable to adequately safeguard PHI, PII or other protected personal information, we may be subject to additional liability under domestic and international laws respecting the privacy data protection and security of health information and/or other personal information.

We are pursuing initiatives to modernize our information technology systems and processes. Many of our business lines use disparate systems and processes, including those required to support critical functions related to our operations, sales and financial reporting. We continue implementing new systems to better streamline and integrate critical functions, which we expect to result in improved efficiency and, over time, reduced costs. These initiatives expose us to inherent risks. We may suffer data loss or delays or other disruptions to our business, which could have an adverse effect on our reputation, business, financial condition and results of operations. If we fail to successfully implement new information technology systems and processes, we may fail to realize cost savings anticipated to be derived from these initiatives.

Our operations are subject to environmental, health and safety laws and regulations that could require us to incur material costs.

Our manufacturing operations worldwide and those of our third-party suppliers are subject to many requirements under environmental, health and safety laws concerning, among other things, the use, storage, generation, handling, transportation and disposal of hazardous substances or wastes, the cleanup of hazardous substance releases, exposure to hazardous substances and emissions or discharges into the air or water. Violations of these laws can result in significant civil and criminal penalties and incarceration. Most environmental agencies also have the power to cease the operations of an enterprise if it is operating in violation of environmental law. Even if our operations are and were conducted in compliance with environmental laws, we may incur liability relating to the cleanup hazardous substance releases (including releases at properties we formerly occupied, releases caused by prior occupants of properties we currently own, and releases at offsite waste disposal facilities we used for the treatment or disposal our of waste). Some European countries impose environmental taxes or require manufacturers to take back used products at the end of their useful life. In addition, some jurisdictions regulate or restrict the materials that manufacturers may use in their products and require the redesign or labeling of products. New laws and regulations, violations of or amendments to existing laws or regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require us to incur costs, become the basis for new or increased liabilities, and cause disruptions to our operations that could be material. Any significant disruption in our operations or the operations of our third-party suppliers as a result of violations of or liabilities under these laws or regulations could have an adverse effect on our business and financial condition.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, or tax credits to offset future taxable income. If we undergo an ownership change in connection with or after this offering, our ability to utilize federal NOLs or tax credits could be limited by Section 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 and 383 of the Code. Our NOLs or credits may also be impaired under state tax law. Accordingly, we may not be able to utilize a material portion of our federal and state NOLs or credits. Our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. Valuation allowances have been provided for deferred tax assets related to our state NOLs.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition and results of operations.

We are subject to income taxes as well as non-income based taxes in the United States and various jurisdictions outside the United States. We are subject to ongoing tax audits in the United States and other jurisdictions. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, we may not accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our combined earnings and financial condition. Additionally, changes in tax laws or tax rulings could materially impact our effective tax rate. Proposals for fundamental U.S. corporate tax reform, if enacted, could have a material impact on our future results of operations.

We may not be able to maintain our competitive advantages if we are not able to attract and retain key personnel.

Our success depends to a significant extent on our ability to attract and retain key members of our executive, technical, sales, marketing and engineering staff. We may not able to retain the services of individuals whose knowledge and skills are important to our businesses. Our success also depends on our ability to prospectively attract, expand, integrate, train and retain qualified management, technical, sales, marketing and engineering personnel. Because the competition for qualified personnel is intense, costs related to compensation and retention could increase significantly in the future. Additionally, integration of acquired companies and businesses can be disruptive and may lead to the departure of key employees. If we were to lose a sufficient number of our key employees and were unable to replace them in a reasonable period of time, these losses could have a material adverse effect on our business, financial condition and results of operations.

Adverse changes in general domestic and global economic conditions and instability and disruption of credit markets could adversely affect our operating results, financial condition or liquidity.

We are subject to risks arising from adverse changes in general domestic and global economic conditions, including recession or economic slowdown and disruption of credit markets. Starting in 2008, the global economy was impacted by the effects of the global financial crisis. This global financial crisis, including the European sovereign debt crisis, caused extreme disruption in the financial markets, including diminished liquidity and credit availability. Subsequently, economic conditions have improved and the financial markets can today be characterized as healthy with general availability of credit. However, there may be deterioration in the global economy in the future. We believe an economic downturn could generally decrease hospital census and the demand for elective surgeries. Also, any future financial crisis could make it more difficult and more expensive for hospitals and health systems to obtain credit, which may contribute to pressures on their operating margins. In addition, any economic deterioration would likely result in higher unemployment and reduce the number of individuals covered by private insurance, which may result in an increase in the cost of uncompensated care for hospitals. Higher unemployment may also result in a shift in reimbursement patterns as unemployed individuals switch from private plans to public plans such as U.S. Medicaid or Medicare. If economic conditions deteriorate and unemployment increases, any significant shift in coverage for the unemployed may have an unfavorable impact on our reimbursement mix and may result in a decrease in our overall average unit prices.

Any disruption in the credit markets could impede our access to capital, which could be further adversely affected if we are unable to maintain our current credit ratings. Should we have limited access to additional financing sources, we may need to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms if at all. Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the materials required to manufacture our products. All of these factors related to global economic conditions, which are beyond our control, could adversely impact our business, financial condition, results of operations and liquidity.

Risks Related to Our Indebtedness

Our substantial indebtedness may have a material adverse effect on our business, financial condition and results of operations.

We have a significant amount of indebtedness. At June 30, 2015, prior to giving effect to this offering and the use of proceeds therefrom, we and our subsidiaries had approximately $4.9 billion of aggregate principal amount of indebtedness outstanding, of which $4.3 billion was secured indebtedness, $612.0 million was unsecured indebtedness, and an additional $132.0 million of unused commitments available to be borrowed under our revolving credit facility. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to our debt holders and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	require us to repatriate cash for debt service from our foreign subsidiaries resulting in dividend tax costs or require us to adopt other disadvantageous tax structures to accommodate debt service payments;

•	expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under our term loan facilities, are at variable rates, and we may not be able to enter into interest rate swaps and any swaps we enter into may not fully mitigate our interest rate risk;

•	restrict us from capitalizing on business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the credit agreement governing our senior secured credit facilities and the indentures governing the 10.5% Second Lien Senior Secured Notes due 2018 and 12.5% Senior Unsecured Notes due 2019, or collectively, the Notes, contain, and the agreements governing future indebtedness may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

Despite our current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur significant additional indebtedness in the future. Although the indentures governing the Notes and the credit agreement governing our senior secured credit facilities limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness, the terms of the senior secured credit facilities and the indentures permit us to incur significant additional indebtedness. In addition, the credit agreement governing our senior secured credit facilities and the indentures do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness described above, including our potential inability to service our debt, will increase.

We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could materially adversely affect our business, financial condition and results of operations.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the credit agreement governing our senior secured credit facilities and the indentures governing the Notes, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the senior secured credit facilities or the Notes.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, financial condition and results of operations.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot guarantee that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. As a result, any default by us on our indebtedness could have a material adverse effect on our business, financial condition and results of operations.

The credit agreement governing our senior secured credit facilities and the indentures governing the Notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing our senior secured credit facilities and the indentures governing the Notes impose significant operating and financial restrictions and limit our ability and our other restricted subsidiaries’ ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

As a result of these covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, we are required to maintain specified financial ratios and satisfy other financial condition tests. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our financial condition and results of operations could be adversely affected.

Risks Related to This Offering and Ownership of our Common Stock

We will be a “controlled company” within the meaning of the rules of the New York Stock Exchange and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of other companies that are subject to such requirements.

After completion of this offering, our Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under the rules of the New York Stock Exchange;

•	the requirement that our director nominees be selected, or recommended for our board of directors’ selection by a nominating/governance committee comprised solely of independent directors with a written charter addressing the nominations process;

•	the requirement that the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, our nominating and governance committee and compensation committee may not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

In addition, in 2012, the SEC passed final rules implementing provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The SEC’s rules direct each of the national securities exchanges (including the New York Stock Exchange on which we intend to list our common stock) to develop listing standards requiring, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

Our Sponsors control us and their interests may conflict with yours in the future.

Immediately following this offering, our Sponsors will beneficially own     % of our common stock, or     % if the underwriters exercise in full their option to purchase additional shares. Our Sponsors will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of formation or bylaws and other significant corporate transactions for so long as our Sponsors and their affiliates retain significant ownership of us. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. So long as our Sponsors continue to own a significant amount of our combined voting power, even if such amount is less than 50%, our Sponsors will continue to be able to strongly influence or effectively control our decisions and, so long as our Sponsors and their affiliates collectively own at least     % of all outstanding shares of our stock entitled to vote generally in the election of directors, they will be able to appoint individuals to our Board of Directors under the shareholders agreement that we expect to enter into in connection with this offering. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.” The interests of our Sponsors may not coincide with the interests of other holders of our common stock.

In the ordinary course of their business activities, our Sponsors and their affiliates may engage in activities where their interests conflict with our interests or those of our shareholders. Our certificate of formation will provide that none of our Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsors also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC, and the New York Stock Exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required, pursuant to Section 404 of Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our auditors will be required to issue an attestation report on effectiveness of our internal controls in the second annual report following the completion of this offering. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price, or at all.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our adjusted net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing owners. Assuming an offering price of $         per share of common stock, which is the mid-point of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $         per share of common stock. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately                          shares of common stock authorized but unissued. Our amended and restated certificate of formation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under our 2015 Omnibus Incentive Plan. See “Executive Compensation—Acelity Holdings, Inc. 2015 Omnibus Incentive Plan.” Any common stock that we issue, including under our 2015 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities, the Notes and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant.

Acelity Holdings, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the credit agreement governing our senior secured credit facilities and the indentures governing the Notes may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Texas law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our Sponsors, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of                          shares of our common stock outstanding. Of the outstanding shares, the                          shares sold or issued in this offering (or                          shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding                          shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and certain of our significant shareholders will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Any two of J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such                          shares (or                          shares if the underwriters exercise in full their option to purchase additional shares) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsors will be considered affiliates 180 days after this offering based on their expected share ownership (consisting of                          shares), as well as their board nomination rights. Certain other of our shareholders may also be considered affiliates at that time.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2015 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                      shares of our common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Texas law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of formation and amended and restated bylaws will contain provisions that may make the merger or acquisition of the Company more difficult without the approval of our Board of Directors. Among other things:

•	although we do not have a shareholder rights plan, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a shareholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions provide for a classified Board of Directors with staggered three-year terms;

•	these provisions require advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at our annual meetings;

•	these provisions prohibit shareholder action by less than unanimous written consent from and after the date on which our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of our outstanding shares of common stock;

•	these provisions provide for the removal of directors only for cause and only upon affirmative vote of holders of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors if our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of our outstanding shares of common stock; and

•	these provisions require the amendment of certain provisions only by the affirmative vote of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors if our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of our outstanding shares of common stock.

Further, as a Texas corporation, we are also subject to provisions of Texas law, which may impair a takeover attempt that our shareholders may find beneficial. These anti-takeover provisions and other provisions under Texas law could discourage, delay or prevent a transaction involving a change in control of the Company, including actions that our shareholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our Board of Directors will be authorized to issue and designate shares of our preferred stock in additional series without shareholder approval.

Our amended and restated certificate of formation will authorize our Board of Directors, without the approval of our shareholders, to issue                          shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of formation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to various risks and uncertainties. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the advanced wound care and soft tissue repair industries. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources, such as SmartTRAK.net and iData Research. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

TRADEMARKS AND SERVICE MARKS

We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States and other countries, primarily through our subsidiaries (including KCI Licensing, Inc., LifeCell and Systagenix Wound Management IP Co B.V.), including: ABThera Open Abdomen Negative Pressure Therapy, AlloDerm Regenerative Tissue Matrix, AlloDerm RTU Regenerative Tissue Matrix, Strratice Reconstructive Tissue Matrix, Revolve System, Prevena Incision Management System, PROMOGRAN Matrix Wound Dressing, TIELLE Hydropolymer Adhesive Dressing, ADAPTIC Non-Adhering Dressing, V.A.C. Therapy, V.A.C. GranuFoam Dressing, CelluTome Epidermal Harvesting System and ION Healing Mobile App. Unless otherwise indicated, all trademarks appearing in this prospectus are proprietary to us or our subsidiaries, our affiliates and/or licensors. This prospectus also contains trademarks, trade names and service marks of other companies, which to our knowledge are the property of their respective owners. For example, 3M Tegaderm is a licensed trademark of 3M Company; GRAFTJACKET is a licensed trademark of Wright Medical Technology Inc; and Prontosan Wound Irrigation Solution is a licensed trademark of B. Braun Medical, Inc. Solely for convenience, the trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, ™ and SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of                      shares of our common stock in this offering, assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $         million, assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to redeem a portion of our outstanding 12.5% Senior Notes due November 1, 2019.

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial offering price per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $         million. A $1.00 increase (decrease) in the assumed initial offering price of $         per share, based on the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent we raise more proceeds in this offering than currently estimated, we will redeem additional amounts of our 12.5% Senior Notes due 2019. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of our 12.5% Senior Notes due 2019 that will be redeemed.

DIVIDEND POLICY

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant.

Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Certain of our subsidiaries are subject to the credit agreement governing the senior secured credit facilities and the indentures governing the 10.5% Second Lien Senior Secured Notes due 2018 and the 12.5% Senior Notes due 2019, each containing covenants that limit such subsidiaries’ ability to make restricted payments, including dividends, and take on additional indebtedness. See “Description of Certain Indebtedness” for a description of the restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of June 30, 2015, of:

•	Chiron Topco and LifeCell on an actual condensed combined basis; and

•	Acelity Holdings, Inc. and its subsidiaries on a pro forma basis to give effect to (1) the contribution of Chiron Topco and LifeCell to Acelity Holdings, Inc. in exchange for the issuance of shares of common stock of Acelity Holdings, Inc.; (2) the issuance by Acelity Holdings, Inc. of shares of its common stock in this offering; and (3) the application of the estimated net proceeds from the offering at an assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, as described in “Use of Proceeds.”

The information below is illustrative only, and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. You should read this table in conjunction with the information contained in “Summary—Summary Financial and Other Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the combined and condensed combined financial statements of Chiron Topco and LifeCell and the related notes thereto and the balance sheet of Acelity Holdings, Inc. and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2015
($ in thousands, except par value and share numbers)	Actual	Pro Forma(2)
Cash and cash equivalents	$140,754	$

Long-term debt, including current installments, net of discount(1):
Senior Secured Credit Facilities:
Senior Revolving Credit Facility due 2016	$30,000	$
Senior Dollar Term E-1 Credit Facility due 2018	1,892,537	$
Senior Euro Term E-1 Credit Facility due 2018	262,442
Senior Term E-2 Credit Facility due 2016	310,966
10.5% Second Lien Senior Secured Notes due 2018	1,731,972
12.5% Senior Notes due 2019	609,554

Total debt	$4,837,471	$

Shareholders’ equity:
Net parent investment	$648,120
Shareholders’ equity:
Common stock, $0.01 par value per share shares authorized, actual; shares issued and outstanding, actual; shares authorized, as adjusted; shares issued and outstanding, as adjusted	—
Additional paid-in capital	—
Accumulated deficit	—
Accumulated other comprehensive loss	(12,210)

Total shareholders’ equity (deficit)	635,910

Total capitalization	$5,473,381	$

(1)	The amounts shown above exclude discounts, net of accretion, of approximately, $25.0 million, $6.4 million, $2.8 million, $18.0 million and $2.4 million on Dollar Term E-1 Credit Facility, Euro Term E-1 Credit Facility, Term E-2 Credit Facility, Second Lien Notes and Unsecured Notes, respectively.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) additional paid-in capital and total shareholders’ equity by approximately $ million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital and total shareholders’ equity by approximately $ million after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. To the extent we raise more proceeds in this offering, we will repay additional indebtedness. To the extent we raise less proceeds in this offering, we will reduce the amount of indebtedness that will be repaid.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after giving effect to this offering and the use of proceeds therefrom. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing securityholders.

Our net tangible book deficit as of June 30, 2015 was approximately $         million, or $         per share of our common stock. We calculate net tangible deficit per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the use of proceeds therefrom, as set forth under “Use of Proceeds,” our adjusted net tangible book value (deficit) as of June 30, 2015 would have been $         million, or $         per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $         per share to existing shareholders and an immediate and substantial dilution in net tangible book value (deficit) of $         per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value (deficit) per share as of June 30, 2015	$
Increase in tangible book value per share attributable to new investors
Adjusted net tangible book value (deficit) per share after giving effect to this offering

Dilution per share to new investors	$

Dilution is determined by subtracting adjusted net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the adjusted tangible book value (deficit) per share after giving effect to the offering and the use of proceeds therefrom would be $         per share. This represents an increase in adjusted net tangible book value (or a decrease in net tangible book value deficit) of $         per share to the existing shareholders and dilution in adjusted net tangible book value (deficit) of $         per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net tangible book value attributable to new investors purchasing shares in this offering by $         per share and the dilution to new investors by $          per share and increase (decrease) the adjusted net tangible book value (deficit) per share after giving effect to this offering by $         per share. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital and total shareholders’ equity by approximately $         million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) the net tangible book value attributable to new investors by $         per share and the dilution to new investors by $          per share and increase (decrease) the adjusted net tangible book value (deficit) per share after giving effect to this offering, by $         per share.

The following table summarizes, as of June 30, 2015, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing shareholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing shareholders paid. The table below assumes an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing shareholders			%	$		%	$
New investors(1)
Total			%	$		%	$

(1)	Does not reflect any shares that may be purchased by new investors from us pursuant to the underwriters’ option to purchase additional shares.

If the underwriters were to exercise in full their option to purchase                      additional shares of our common stock, the percentage of shares of our common stock held by existing shareholders who are directors, officers or affiliated persons as of June 30, 2015 would be      % and the percentage of shares of our common stock held by new investors would be      %.

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $         million, $         million and $         per share, respectively. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $         million, $         million and $         per share, respectively.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements of Acelity Holdings, Inc. and subsidiaries are based on the historical combined financial statements of Chiron Topco and LifeCell after giving effect to the contribution of Chiron Topco and LifeCell to Acelity Holdings, Inc. in exchange for the issuance of                      shares of common stock of Acelity Holdings, Inc., the completion of this offering and the use of proceeds therefrom to retire debt, or together referred to as the Recapitalization, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet as of June 30, 2015 is presented as if the Recapitalization had occurred on June 30, 2015. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and the year ended December 31, 2014 are presented as if the Recapitalization had taken place on January 1, 2014.

Acelity Holdings, Inc. was formed on August 13, 2015 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited condensed combined pro forma financial information.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the results of operations or financial position of Acelity Holdings, Inc. that would have been reported had the Recapitalization been completed as of the dates presented, and should not be taken as representative of the future results of operations or financial position of Acelity Holdings, Inc. The pro forma adjustments are based on available information and upon certain assumptions that Acelity management believe are reasonable, that reflect the expected impacts of events that are directly attributable to the Recapitalization, that are factually supportable and that are expected to have a continuing impact on us. These assumptions may be materially different from our actual experience.

The unaudited pro forma condensed combined financial information should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined and condensed combined financial statements of Chiron Topco and LifeCell and related notes thereto, included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information is included for informational purposes only.

ACELITY HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2015

(In thousands)

	Historical Combined Chiron Topco and LifeCell	Pro Forma Adjustments			Pro Forma Acelity Holdings, Inc.
Assets:
Current assets:
Cash and cash equivalents	$140,754	$			$
Accounts receivable, net	371,295
Inventories, net	184,118
Deferred income taxes	51,166
Prepaid expenses and other	32,145

Total current assets	779,478

Net property, plant and equipment	278,126
Debt issuance costs, net	66,044		(A	)
Deferred income taxes	30,584
Goodwill	3,378,298
Identifiable intangible assets, net	2,312,809
Other non-current assets	4,686

	$6,850,025	$			$

Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable	$48,073	$			$
Accrued expenses and other	340,327
Current installments of long-term debt	25,382
Income taxes payable	4,661
Deferred income taxes	45,013

Total current liabilities	463,456

Long-term debt, net of current installments and discount	4,812,089		(B)
Non-current tax liabilities	34,336
Deferred income taxes	819,537
Other non-current liabilities	84,697

Total liabilities	$6,214,115	$			$

Shareholders’ equity:
Net parent investment	$648,120	$	(C)		$
Common Stock, $0.01 par value per share: 1,000 shares authorized: shares issued and outstanding as of June 30, 2015	—		(D)
Additional paid-in capital	—		(E)
Accumulated deficit	—
Accumulated other comprehensive loss	(12,210)

Total equity	635,910

	$6,850,025	$			$

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

ACELITY HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

for the year ended December 31, 2014

(In thousands, except per share amounts)

	Historical Combined Chiron Topco and LifeCell	Pro Forma Adjustments		Pro Forma Acelity Holdings, Inc.
Revenue:
Rental	$719,864	$		$
Sales	1,146,475

Total revenue	1,866,339

Rental expenses	332,762
Cost of sales	323,363

Gross profit	1,210,214

Selling, general and administrative expenses	713,554
Research and development expenses	69,321
Acquired intangible asset amortization	194,433
Wake Forest settlement	198,578

Operating earnings	34,328

Interest income and other	3,667
Interest expense	(412,733)		(F)
Loss on extinguishment of debt	—		(G)
Foreign currency gain	17,844
Derivative instruments loss	(5,183)

Earnings (loss) from continuing operations before income taxes (benefit)	(362,077)
Income tax expense (benefit)	(127,031)		(H)

Net earnings (loss) from continuing operations	$(235,046)	$		$

Net earnings (loss) from continuing operations per share of common stock			(I)	$
Basic
Diluted

Weighted average shares of common stock outstanding			(J)
Basic
Diluted

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

ACELITY HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

for the six months ended June 30, 2015

(In thousands, except per share amounts)

	Historical Combined Chiron Topco and LifeCell	Pro Forma Adjustments			Pro Forma Acelity Holdings, Inc.
Revenue:
Rental	$353,236	$—			$
Sales	552,459	—

Total revenue	905,695	—

Rental expenses	156,047	—
Cost of sales	148,923	—

Gross profit	600,725	—

Selling, general and administrative expenses	306,757	—
Research and development expenses	29,069	—
Acquired intangible asset amortization	90,589	—

Operating earnings	174,310	—

Interest income and other	214	—
Interest expense	(212,100)	—	(F	)
Foreign currency gain	12,601	—
Derivative instruments loss	(4,267)	—

Earnings (loss) from continuing operations before income taxes (benefit)	(29,242)	—
Income tax expense (benefit)	(7,080)	—	(H	)

Net earnings (loss) from continuing operations	$(22,162)	$—			$

Net earnings (loss) from continuing operations per share of common stock			(I	)	$
Basic
Diluted

Weighted average shares of common stock outstanding			(J	)
Basic
Diluted

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

June 30, 2015

NOTE 1. Basis of Presentation

The unaudited pro forma condensed combined financial statements of the Company are based on the historical combined and condensed combined financial statements of Chiron Topco and LifeCell after giving effect to the Recapitalization and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The historical combined and condensed combined financial statements of Chiron Topco and LifeCell are presented in accordance with U.S. generally accepted accounting principles, or GAAP, and as such, the historical combined and condensed combined statements of operations have been adjusted to remove the impact of any asset sales that qualify for discontinued operations treatment. The historical combined and condensed combined statements of operations present results through loss from continuing operations. Presentation of our unaudited pro forma condensed combined financial statements is prepared in conformity with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of June 30, 2015 is presented as if the Recapitalization had occurred on June 30, 2015. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and the year ended December 31, 2014 are presented as if the Recapitalization had taken place on January 1, 2014.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the results of operations or financial position of Acelity Holdings, Inc. that would have been reported had the Recapitalization been completed as of the dates presented, and should not be taken as representative of the future results of operations or financial position of Acelity Holdings, Inc. The pro forma adjustments are based upon available information and upon certain assumptions that Acelity management believe are reasonable.

NOTE 2: Recapitalization Transaction

Prior to the effectiveness date of the registration statement of which this prospectus forms a part, Acelity L.P. Inc., the current holding company for the businesses conducted by Chiron Topco and LifeCell described in this prospectus, will contribute all of the equity interests in Chiron Topco and LifeCell to Acelity Holdings, Inc. in exchange for the issuance of                      shares of common stock of Acelity Holdings, Inc., with Acelity Holdings, Inc. continuing as the holding company of the businesses described in this prospectus. Acelity Holdings, Inc. will issue and sell                      shares of common stock in this offering and will use the proceeds therefrom, after deducting the underwriting discounts and commissions and offering expenses, to redeem a portion of the Company’s 12.5% Senior Notes due 2019.

NOTE 3: Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined financial statements:

(A)	Debt issuance costs, net

To adjust debt issuance costs, net for the partial prepayment of principal on our 12.5% Senior Unsecured Notes as if the partial prepayment had occurred on June 30, 2015.

(B)	Long-term debt, net of current installments and discount

To adjust long-term debt, net of current installments and discount on our 12.5% Senior Unsecured Notes as if the partial prepayment had occurred on June 30, 2015.

(C)	Net parent investment

To record the transition from net parent investment (partner equity) into Acelity Holdings, Inc. and its subsidiaries’ equity structure; consisting of $         million in additional paid-in capital and $         million of accumulated deficit.

(D)	Common stock

To record common stock for the issuance of                  shares with a $0.01 par value per share.

(E)	Additional paid-in-capital

To record additional paid-in-capital for the issuance of                  shares, with a $0.01 par value per share, assuming an estimated public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us of $                 resulting in net proceeds of $                    .

(F)	Interest expense

To adjust interest expense, including amortization of debt issuance costs and discount, for the partial prepayment of principal on our 12.5% Senior Unsecured Notes. The estimated adjustment is computed as the difference between reported interest expense and the amount that would have been recorded had the partial prepayment occurred on January 1, 2014.

(G)	Loss on extinguishment of debt

To record loss on extinguishment of debt for the partial prepayment of principal on our 12.5% Senior Unsecured Notes. The estimated loss is computed as if the partial prepayment occurred on January 1, 2014 for the unaudited pro forma condensed combined statements of operations and June 30, 2015 for the unaudited pro forma condensed combined balance sheet. The reduction of the carrying amount of debt, including unamortized debt issuance costs and unamortized discount, was allocated proportionately based on the amounts prior to the prepayment.

(H)	Income tax expense (benefit)

To adjust income taxes for the impact of the pro forma adjustments related to the Recapitalization.

(I)	Net earnings (loss) from continuing operations per share of common stock

To record net earnings (loss) from continuing operations per share of common stock as if the issuance of                  shares occurred on January 1, 2014.

(J)	Weighted average shares of common stock outstanding

To record weighted average shares of common stock outstanding as if the issuance of                  shares occurred on January 1, 2014.

SELECTED FINANCIAL DATA

Set below is our selected historical financial data. KCI is referred to as the “Predecessor” for the period prior to the consummation of the 2011 LBO and Chiron Topco and LifeCell are referred to as the “Successor” subsequent to the consummation of the 2011 LBO.

The following table sets forth selected historical financial data for the following periods:

•	for the Predecessor, as of and for the year ended December 31, 2010, as of November 3, 2011 and for the period from January 1, 2011 to November 3, 2011 immediately prior to the 2011 LBO; and

•	for the Successor, for the period from November 4, 2011 to December 31, 2011, as of December 31, 2011, as of and for the year ended December 31, 2012, December 31, 2013 and December 31, 2014, and as of and for the six months ended June 30, 2014 and June 30, 2015.

The selected financial data as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 have been derived from the audited combined financial statements of Chiron Topco and LifeCell included elsewhere in this prospectus. The selected financial data as of December 31, 2011 and December 31, 2012 and for the period from November 4, 2011 through December 31, 2011 has been derived from the unaudited combined financial statements of Chiron Topco and LifeCell not included in this prospectus.

The selected combined financial data as of June 30, 2015 and for the six months ended June 30, 2014 and 2015 have been derived from the unaudited condensed combined financial statements of Chiron Topco and LifeCell included elsewhere in this prospectus. The selected combined balance sheet data as of June 30, 2014 has been derived from the unaudited condensed combined financial statements of Chiron Topco and LifeCell not included in this prospectus. The unaudited condensed combined financial statements were prepared on a basis consistent with the audited combined financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. In addition, our historical results are not necessarily indicative of the results expected for any future periods.

The selected financial data for the period from January 1, 2011 through November 3, 2011 and as of and for the year ended December 31, 2010 was derived from the audited financial statements of the Predecessor, which are not included in this prospectus. The selected financial data as of November 3, 2011 was derived from unaudited financial statements of the Predecessor, which are not included in this prospectus.

The selected historical consolidated financial data of Acelity Holdings, Inc. have not been presented as Acelity Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and condensed combined financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended December 31,	Period from January 1 through November 3,	Period from November 4 through December 31,	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2011(1)	2012	2013	2014	2014	2015
($ in thousands)	Predecessor	Predecessor	Successor	Successor	Successor	Successor	Successor	Successor
			(unaudited)				(unaudited)
Statement of Operations Data:
Revenue:
Rental	$911,655	$745,457	$142,506	$815,560	$743,818	$719,864	$338,606	$353,236
Sales	831,055	753,708	160,395	913,943	989,083	1,146,475	563,207	552,459

Total revenue	1,742,710	1,499,165	302,901	1,729,503	1,732,901	1,866,339	901,813	905,695
Rental expenses	468,745	349,754	84,747	438,752	353,504	332,762	170,538	156,047
Cost of sales	229,308	189,379	43,025	244,372	251,842	323,363	161,472	148,923

Gross profit	1,044,657	960,032	175,129	1,046,379	1,127,555	1,210,214	569,803	600,725
Selling, general and administrative expenses	529,337	559,507	216,458	589,858	684,601	713,554	345,377	306,757
Research and development expenses	85,567	69,575	14,117	71,712	75,577	69,321	35,723	29,069
Acquired intangible asset amortization	37,426	29,519	16,459	220,984	188,571	194,433	99,443	90,589
Wake Forest settlement	—	—	—	—	—	198,578	198,578	—
Impairment of goodwill and intangible assets	—	—	—	—	443,400	—	—	—

Operating earnings (loss)	392,327	301,431	(71,905)	163,825	(264,594)	34,328	(109,318)	174,310
Interest income and Other	851	972	148	829	1,602	3,667	222	214
Interest expense(2)	(87,053)	(61,931)	(105,052)	(466,622)	(419,877)	(412,733)	(204,000)	(212,100)
Loss on extinguishment of debt	—	—	—	(31,481)	(2,364)	—	—	—
Foreign currency gain (loss)	(4,769)	131	21,783	(13,001)	(22,226)	17,844	4,088	12,601
Derivative instruments gain (loss)	269	(2,909)	(9,473)	(31,433)	1,576	(5,183)	(4,300)	(4,267)

Earnings (loss) from continuing operations before income taxes (benefit)	301,625	237,694	(164,499)	(377,883)	(705,883)	(362,077)	(313,308)	(29,242)
Income taxes (benefit)	90,099	76,096	(46,127)	(147,823)	(150,792)	(127,031)	(112,425)	(7,080)

Earnings (loss) from continuing operations	211,526	161,598	(118,372)	(230,060)	(555,091)	(235,046)	(200,883)	(22,162)
Earnings (loss) from discontinued operations, net of tax	44,558	29,340	3,503	88,643	(3,567)	4,573	1,783	—

Net earnings (loss)	$256,084	$190,938	$(114,869)	$(141,417)	$(558,658)	$(230,473)	$(199,100)	$(22,162)

Per Share Data:
Net earnings (loss) per common share—basic and diluted
Pro forma net earnings (loss) per common share—basic and diluted
Weighted average shares
Basic and diluted
Pro forma basic and diluted
		(unaudited)		(unaudited)
Balance Sheet Data (end of period):
Cash and cash equivalents	$316,603	$711,885	$215,015	$382,752	$206,551	$183,143	$213,269	$140,754
Working capital(3)	512,388	998,116	479,502	511,774	461,296	286,428	314,852	316,022
Total assets	3,075,999	3,473,333	7,920,968	7,574,366	7,272,247	7,000,315	7,134,179	6,850,025
Total debt(4)	1,105,062	1,125,998	4,663,402	4,579,592	4,893,316	4,841,975	4,884,257	4,838,202
Total shareholders’ equity	1,438,079	1,837,108	1,593,033	1,456,985	897,664	660,302	699,064	635,910
Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$352,721	$487,968	$(77,574)	$162,706	$136,779	$91,795	$61,378	$(5,269)
Net cash provided by (used in) investing activities	(93,932)	(122,657)	(5,208,991)	144,535	(563,822)	(78,272)	(40,814)	(39,047)
Net cash provided by (used in) financing activities	(204,202)	28,953	4,792,031	(140,200)	250,602	(28,735)	(14,687)	6,952
Capital expenditures	(85,883)	(98,556)	(36,008)	(91,567)	(80,911)	(66,584)	(28,382)	(29,574)

(1)	Amounts include the impact of the 2011 LBO in November 2011.
(2)	Amount for the period from November 4, 2011 through December 31, 2011 includes $32.3 million of fees associated with the 2011 LBO-related bridge financing.
(3)	Working capital is defined as current assets, including cash and cash equivalents, minus current liabilities.
(4)	Total debt equals current and long-term debt, net of discount, and capital lease obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with “Summary—Summary Financial and Other Data”, “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Financial Data” and the combined and condensed combined financial statements of Chiron Topco and LifeCell and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Forward-Looking Statements” and “Risk Factors.”

The following discussion reflects the historical combined and condensed combined financial statements of Chiron Topco and LifeCell. The historical consolidated financial data of Acelity Holdings, Inc. is not discussed below as Acelity Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section. Prior to the effective date of the registration statement of which this prospectus forms a part, Acelity L.P. Inc., the current holding company for the businesses conducted by Chiron Topco and LifeCell described in this prospectus, will contribute all of the equity interests of Chiron Topco and LifeCell to Acelity Holdings, Inc. in exchange for                  shares of common stock of Acelity Holdings, Inc., with Acelity Holdings, Inc. continuing as the holding company of the businesses described in this prospectus.

Overview

We are a leading global medical technology company committed to the development and commercialization of advanced wound care and regenerative medicine solutions. We were formed by uniting the strengths of three organizations, KCI, Systagenix and LifeCell, into our two business segments: Advanced Wound Therapeutics and Regenerative Medicine. Our mission is to change the clinical practice of medicine with solutions that speed healing, reduce complications, create economic value and improve patients’ lives. We offer a broad range of products that can be used across clinical applications, care settings and clinician groups to accelerate soft tissue healing, improve clinical outcomes and reduce overall costs of care. Our product offerings are backed by an extensive body of scientific, clinical and economic outcomes, data that demonstrate the clinical efficacy and value proposition of our products. By offering a range of complementary solutions that are often used together or in sequence across multiple care settings, we are able to address patients’ needs throughout the healing process and offer healthcare providers a single source for addressing such needs.

Our AWT business is focused on the development and commercialization of advanced devices and advanced wound dressings. Our advanced devices business is primarily engaged in marketing several technology platforms, including NPWT, surgical and incision management and epidermal grafting. For patients suffering from traumatic, surgical or chronic wounds, such as diabetic foot ulcers, our NPWT devices facilitate accelerated healing that was unattainable prior to the introduction of NPWT. Our advanced wound dressings business markets wound dressing technologies for the purpose of managing chronic and acute wounds. Our advanced wound dressings are designed to maintain a moist wound environment, while managing exudate, to promote healing and to protect the wound site from infection. Our AWT business is primarily conducted by KCI and its operating subsidiaries, including Systagenix.

Our Regenerative Medicine business is primarily focused on the development and commercialization of regenerative and reconstructive acellular tissue matrices for use in general and reconstructive surgical procedures to reinforce soft tissue defects. We offer tissue matrices for a variety of reconstructive procedures, including post-mastectomy breast reconstruction and the reinforcement of abdominal wall defects. Our tissue matrices are engineered to encourage rapid tissue incorporation, reducing morbidity for patients, while providing optimal reconstructive outcomes. In addition to our acellular tissue matrices, our Regenerative Medicine business markets complementary autologous fat grafting solutions for reconstructive and aesthetic applications. Our Regenerative Medicine business is primarily conducted by LifeCell and its operating subsidiaries.

We are a global company with approximately 29% of our 2014 revenues generated outside the United States, and our products are available in more than 75 countries. We have invested in direct sales and marketing channels and distributors in order to expand our presence in these markets to meet the needs of our customers and payers across clinical applications, care settings and clinician groups. A critical component of marketing our portfolio of solutions and services is our sales organization of approximately 1,800 professionals working across multiple care settings and specialties. This sales infrastructure enables us to market our products directly with trained medical professionals in specific care settings in the United States, Canada, Western Europe and key emerging markets. We also have established strong relationships globally with key constituencies, including hospitals, post-acute facilities, GPOs, payers and other key clinical and economic decision makers by offering comprehensive customer service and clinical education.

We have two reportable operating segments which correspond to our two businesses: AWT and Regenerative Medicine. We also have other revenue which consists of contract manufacturing operations performed at our manufacturing facility in Gargrave, England.

Strategic Transformation

Since our 2011 LBO, we have transformed our business strategically, operationally and financially. This transformation resulted from the re-alignment of our product portfolio through acquisitions and divestitures, expansion into developed and emerging markets, increased commitment to product innovation and new product launches and cost saving initiatives. Our transformation culminated in the unification of the businesses of KCI, LifeCell and Systagenix under our Acelity brand, designed to allow us to leverage our complementary product portfolio with our sales, marketing and distribution network to improve our go-to-market approach, drive increased market penetration through cross-selling opportunities and improve sales productivity across our platform.

We initiated this transformation in response to trends and challenges impacting our business and the industry in which we operate. We have managed our business in order to take advantage of the growing global market opportunities for our AWT and Regenerative Medicine products, driven by the following key growth drivers:

•	Favorable Global Demographics and Aging Population. The global population aged 65 and older is expected to grow from approximately 610 million people in 2015 to approximately 1.2 billion people by 2035. There is a strong correlation between age and more severe chronic and surgical wounds and increased frequency of hernia and other abdominal wall defects, as well as breast cancer, thus increasing demand for advanced wound care and soft tissue repair products.

•	Greater Incidence of Obesity, Diabetes and Other Chronic Conditions. According to the World Health Organization, worldwide obesity has more than doubled since 1980 and in 2014, more than 1.9 billion adults, 18 years and older, were overweight, 600 million of whom were obese. The number of people with diabetes is expected to rise from 387 million in 2014 to 592 million by 2035. Obesity and diabetes can cause other chronic conditions, such as venous insufficiencies that can impair the healing process. Higher incidence of these chronic conditions and co-morbidities in turn lead to increased incidence and complexity of wounds. Obesity is also a contributing factor to the incidence of abdominal wall defects, driving demand for soft tissue repair products.

•

Increasing Acceptance of Innovative Technologies and Protocols for Complex Wound Treatment. Education and awareness of the benefits of new wound care technologies and proper wound care protocols have increased as medical institutions and professionals look to reduce healthcare costs by decreasing the length of hospital stays and the risk of infection. This expanded acceptance of best practices has resulted in a shift away from traditional lower-technology wound care modalities and increasing demand for advanced wound care treatments backed by clinical and economic evidence.

•	Increasing Awareness of and Demand for Biologics in Complex Soft Tissue Repair Procedures, such as Breast Reconstruction and Abdominal Wall Reconstruction. The increased incidence of breast cancer combined with rising awareness of post-mastectomy treatment options, including the significant psychological benefits of breast reconstruction, have resulted in increasing numbers of patients seeking breast reconstruction following mastectomy or lumpectomy. This is being driven by increasing surgeon awareness of the large body of published clinical data demonstrating better clinical outcomes from using biologic dermal matrices in soft tissue repair procedures compared to synthetic meshes.

•	Shift to Advanced Treatment Protocols Outside of the United States. In emerging markets, the incidence of chronic wounds continues to be under-addressed. As the middle class continues to grow in emerging markets, we expect there will be an increased adoption of advanced wound dressings due to access to better healthcare and greater awareness of the cost-effectiveness of advanced wound therapies for chronic wounds. In addition, in certain developed markets in Europe, there is increased momentum to provide healthcare in post-acute settings. As these post-acute settings develop further, we believe there will be increased adoption of advanced devices, including NPWT, and advanced wound dressings. While biologic dermal matrices are largely used in the United States for breast reconstruction and abdominal wall reconstruction procedures, synthetic meshes are currently more widely used outside the United States. As the awareness of benefits of biological dermal matrices in the markets outside the United States increases, we expect that there will be increased adoption of acellular matrices in soft tissue repair procedures in such markets.

We have also managed our AWT and Regenerative Medicine businesses in light of the following challenges:

•	Decreasing Price and Reimbursement Levels. We have experienced downward pressure on price and reimbursement levels for our AWT devices primarily in the United States and Europe both from public and private third-party payers, including government-funded programs such as Medicare. These decreased pricing and reimbursement levels have resulted from a variety of factors, including strategic pricing reductions in exchange for longer-term contracts and other favorable contract terms, healthcare reform, government austerity measures, Medicare’s durable medical equipment competitive bidding program and the impact of the U.S. government’s sequestration.

•	Cost Containment Efforts of Payers. The consolidation of our customers into larger purchasing groups, such as GPOs and IDNs, has increased their negotiating and purchasing power. This trend, in turn, has resulted in increasing pricing pressure on us due to the consolidation of healthcare facilities, purchasing groups and U.S.-based insurance third party payers, pricing concessions and other cost containment efforts, such as competitive bidding processes.

•	Increased Competition. We have faced increased competition due to increased number of entrants into our key markets.

As a result of these market pressures, our overall pricing and reimbursement levels for AWT devices have declined. For the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013, we estimate global pricing and reimbursement declines for AWT devices totaled $16.1 million, $80.0 million and $42.6 million, respectively. A component of these declines was the impact associated with Medicare’s durable medical equipment competitive bidding program and the U.S. government’s sequestration, which together reduced Medicare reimbursement by $1.5 million, $25.0 million and $14.8 million for the six months ended June 30, 2015 and the years ended December 31, 2014 and 2013, respectively. We do not expect Medicare’s competitive bidding program will materially impact pricing and reimbursement for the remainder of 2015 but expect that the third and final round of Medicare’s bidding program in 2016 will adversely impact pricing and reimbursement in 2016 and 2017. We believe these decreases in pricing and reimbursement will be offset, in part, by the pricing premiums our differentiated products command and the beneficial effect of the longer-term contracts we have been entering into.

As part of our efforts to address such challenges, trends and uncertainties, we have taken the following actions since our acquisition by the Sponsors:

•	Realigning our product portfolio and expanding our addressable market by acquiring the Systagenix wound dressings business, divesting our legacy lower growth, lower margin Therapeutic Support Systems, or TSS, business and SPY Elite System, or SPY, and successfully executing tuck-in technology acquisitions.

•	Successfully commercializing new product categories such as incision management, epidermal skin grafting, fat grafting and instillation NPWT and in customer service solutions, including through the launch of iON Healing mobile application.

•	Investing in our commercial infrastructure by increasing our U.S. sales organization, expanding our distributor relationships in foreign countries and re-aligning our sales organization to better address the needs of our customers.

•	Expanding and deepening our global footprint through the acquisition of Systagenix based in the United Kingdom, as well as increasing market development and product introductions in Europe and emerging markets. Since 2011, we have increased our global presence and now market our products in over 75 countries.

•	Implementing a focused franchise model designed to better align our global research and development and marketing functions with our regional sales forces.

•	Implementing efficiencies in our systems and operations, which continue to drive significant and sustained cost savings. Such cost-savings initiatives consisted of centralizing our international management and our shared service operations into regional hubs in lower cost jurisdictions, integrating acquired businesses into our existing infrastructure, eliminating redundancy within the organization, creating a strategic procurement capability and lowering our costs through the identification of strategic suppliers, renegotiating contracts and taking advantage of our global scale and purchasing power.

As a result of our transformation, we have strengthened our business, increased revenue and expanded margins by developing a unified and streamlined global business with product offerings across the continuum of care. These actions enabled us to stabilize our revenues in 2013 and begin to drive AWT revenue increases in 2014 and 2015, despite the pricing pressures in our industry. For the year ended December 31, 2014, global AWT devices volume increased revenue by $58.2 million, compared to a decline of $4.8 million in 2013. For the six months ended June 30, 2015, global AWT devices volume increased revenues by $66.7 million compared to the prior year period. In addition, our business optimization and integration efforts have mitigated a considerable portion of the earnings impact relating to pricing headwinds and stranded costs from the sale of the TSS business. Over the past three years, we have realigned our organization following the sale of TSS and the purchase of the Systagenix business, while at the same time investing in commercial infrastructure, global footprint and building our franchise model. We believe these actions have established a solid foundation to support future growth and leverage our infrastructure in an effective and cost efficient manner.

Components of and Key Factors Influencing our Results of Operations

In assessing the performance of our business, we consider a variety of performance and financial measures. We believe the items discussed below provide insight into the factors that affect these key measures.

Revenue

Within our AWT segment, we derive our revenue from sales and rentals of our NPWT, incision management, advanced wound dressings and epidermal skin harvesting devices and other products to acute care and post-acute care settings, including long-term care hospitals, skilled nursing facilities and wound care clinics or directly to patients for use in their homes. While we are generating an increasing amount of revenue from both our NPWT devices and our expansion products, such as Prevena and CelluTome, the majority of our AWT revenue is generated by NPWT products. Our customers determine whether to rent or purchase our products based on, among other considerations, their cost of capital, inventory management and maintenance capabilities. Within our Regenerative Medicine segment, we market and sell regenerative and reconstructive acellular tissue matrices to reinforce soft tissue defects and autologous fat grafting solutions primarily to hospitals and ambulatory surgical centers. Other revenue consists of contract manufacturing operations performed at our manufacturing facility in Gargrave, England.

Several factors affect our reported revenue in any period, including product, payer and geographic sales mix, capital sales, operational effectiveness, pricing realization, marketing and promotional efforts, timing of orders and shipments associated with tenders, competition, business acquisitions and changes in foreign currency exchange rates.

The decrease in rental revenue from 2012 to 2014 was due primarily to reduced pricing and reimbursement of our rental products, partially offset by higher rental volumes. For the six months ended June 30, 2015, our rental revenue growth was due to increased volumes, partially offset by unfavorable movements in foreign currency exchange rates and modest pricing declines. Our volume improvements since 2012 have primarily resulted from our investments in sales and marketing, new customer contracts, withdrawal of one of our U.S. competitors due to regulatory problems and further penetration of NPWT internationally.

The increase in sales revenue from 2012 to 2014 was primarily attributable to our acquisition of Systagenix in the fourth quarter of 2013. The Systagenix portfolio of products is comprised entirely of “for sale” products and therefore, contributed to an increase in revenue for the post-acquisition period. Partially offsetting the revenue contribution from Systagenix was a revenue decrease resulting from a decrease in the number of abdominal wall reconstruction procedures that used our Regenerative Medicine products. Foreign currency exchange rate movements did not have a material impact on our sales revenue between 2012 and 2014. However, foreign currency exchange rate movements did reduce sales revenue by $30.5 million for the six months ended June 30, 2015, compared to the prior year period. See “—Critical Accounting Policies and Estimates—Revenue Recognition and Accounts Receivable Realization.”

Gross profit and gross profit margin

Gross profit is calculated as revenue less rental expenses and cost of sales, and generally increases as revenue increases. Rental, or field, expenses are comprised of both fixed and variable costs including facilities, field service, sales force compensation and royalties associated with our rental products. The rental expenses have decreased over the past three years due primarily to rental fleet assets being fully depreciated and the impact of foreign exchange rates. The rental fleet assets were stepped-up to fair value upon the closing of the 2011 LBO, which significantly increased the amount of depreciation expense recognized from pre-2011 LBO periods.

Cost of sales includes manufacturing costs, product costs and royalties associated with our “for sale” products. The increases in our cost of sales correspond with the increases in sales revenue driven by the acquisition of Systagenix in the fourth quarter of 2013, including a step-up in value of the inventory, which was recognized as additional cost of sales during 2013 and 2014. See “—Items Affecting Comparability” below. We expect our cost of sales to increase due primarily to increased sales volumes.

Gross profit margin is calculated as gross profit divided by total revenue. Our gross profit is affected by product and geographic sales mix, realized pricing of our products and therapies, the efficiency of our manufacturing operations, the costs of materials used to make our products and purchase accounting associated with our 2011 LBO and other business combinations. Regulatory actions, including healthcare reimbursement schemes, which may require costly expenditures or result in pricing pressure, may decrease our gross profit.

Selling, general and administrative expenses

Selling, general and administrative, or SG&A, expenses generally include administrative labor, incentive and sales compensation costs, insurance costs, professional fees, depreciation, bad debt expense and information systems costs, but exclude rental sales force compensation costs. See “—Items Affecting Comparability” below. We expect our selling, general and administrative expenses to continue to increase in absolute dollars due to continued revenue growth, increased investments in market development, geographic expansion and expansion of our sales force. In addition, we expect to incur increased expenses as a result of being a public company.

Research and development expenses

Research and development, or R&D, expenses relate to our investments in clinical studies and the development of new and enhanced products and therapies. Our research and development efforts include the development of new and synergistic technologies across the continuum of wound care, including tissue regeneration, preservation and repair, as well as new applications of negative pressure technology. Our research and development program is also leveraging our core understanding of biological tissues in our Regenerative Medicine business. While our research and development expenses fluctuate from period to period based on the timing of specific research, clinical studies, product launches, development and testing initiatives, we generally expect these costs will increase in absolute terms over time as we continue to expand our product portfolio and add related personnel to support our global franchise model.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe in certain cases the presentation of results on a constant currency basis in addition to reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. In this prospectus, we calculate constant currency by calculating current-year results using prior-year foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding or adjusting for the impact of foreign currency or being on a constant currency basis. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with GAAP.

Items Affecting Comparability

The comparability of our operating results for 2014, 2013 and 2012 and the first six months of 2015 and 2014 presented herein has been affected by the following items:

•	our acquisition of Systagenix, which closed on October 28, 2013 and significantly increased our revenue and cost of sales;

•	acquisition, disposition and financing expenses, including costs associated with the acquisition of Systagenix, other business acquisitions, the disposition of our TSS business (including labor, travel, training, consulting and other expenses to support our transaction services agreement; and costs associated with the reestablishment and optimization of our service center operations for locations included in the disposition) and amendments of our senior secured credit facilities;

•	business optimization expenses, including labor, travel, training, consulting and other costs associated exclusively with our business optimization initiatives;

•	significant, noncash impairment charges of goodwill and intangible assets associated with our Regenerative Medicine reporting unit. See “—Critical Accounting Policies and Estimates—Goodwill and Other Intangible Assets”;

•	losses on the extinguishment of debt associated with amendments of our senior credit facilities;

•	significant litigation-related costs related to the Wake Forest University, or Wake Forest, settlement;

•	a significant litigation-related accrual taken with respect to our continuing appeal of the adverse $34.7 million jury verdict awarded to LifeNet Health in connection with its lawsuit against LifeCell;

•	purchase accounting-related costs associated with the step-up of inventory to fair value as part of the Systagenix acquisition and our 2011 LBO; and

•	purchase accounting-related costs associated with the step-up of rental medical equipment to fair value as part of our 2011 LBO. The declining nature of this depreciation expense relates to rental medical assets becoming fully depreciated during the period, which reduces depreciation expense in subsequent periods.

A summary of the effect of these items on loss from continuing operations before income tax benefit for each period is noted below:

	Year ended December 31,			Six Months ended June 30,
($ in thousands)	2014	2013	2012	2015	2014
Acquisitions, dispositions and financing expenses	$5,885	$36,364	$69,659	$3,931	$4,538
Business optimization expenses	79,412	91,525	56,425	13,350	38,382
Impairment of goodwill and intangible assets	—	443,400	—	—	—
Loss on extinguishment of debt	—	2,364	31,481	—	—
Wake Forest settlement	198,578	—	—	—	198,578
LifeNet litigation accrual	34,742	—	—	—	—
Costs related to the step-up of inventory to fair value	6,680	3,162	25,468	—	6,680
Inventory and fixed asset impairments	2,770	30,818	22,348	2,675	166
Write-off of in-process research and development	—	13,600	—	—	—
Additional depreciation associated with the step-up of rental medical equipment to fair value	16,544	59,558	102,872	—	13,536

The following discussion of results of operations highlights the significant changes in operating results arising from these items and transactions.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations:

	Year ended December 31,			Six Months ended June 30,
($ in thousands)	2014	2013	2012	2015	2014
Revenue:
Rental	$719,864	$743,818	$815,560	$353,236	$338,606
Sales	1,146,475	989,083	913,943	552,459	563,207

Total revenue	1,866,339	1,732,901	1,729,503	905,695	901,813
Rental expenses	332,762	353,504	438,752	156,047	170,538
Cost of sales	323,363	251,842	244,372	148,923	161,472

Gross profit	1,210,214	1,127,555	1,046,379	600,725	569,803
Gross profit margin	64.8%	65.1%	60.5%	66.3%	63.2%
Selling, general and administrative expenses	713,554	684,601	589,858	306,757	345,377
Research and development expenses	69,321	75,577	71,712	29,069	35,723
Acquired intangible asset amortization	194,433	188,571	220,984	90,589	99,443
Wake Forest settlement	198,578	—	—	—	198,578
Impairment of goodwill and intangible assets	—	443,400	—	—	—

Operating earnings (loss)	34,328	(264,594)	163,825	174,310	(109,318)
Operating profit margin	1.8%	(15.3)%	9.5%	19.2%	(12.1)%
Interest income and other	3,667	1,602	829	214	222
Interest expense	(412,733)	(419,877)	(466,622)	(212,100)	(204,000)
Loss on extinguishment of debt	—	(2,364)	(31,481)
Foreign currency gain (loss)	17,844	(22,226)	(13,001)	12,601	4,088
Derivative instrument gain (loss)	(5,183)	1,576	(31,433)	(4,267)	(4,300)

Loss from continuing operations before income tax benefit	(362,077)	(705,883)	(377,883)	(29,242)	(313,308)
Income tax benefit	(127,031)	(150,792)	(147,823)	(7,080)	(112,425)
Effective tax rate	35.1%	21.4%	39.1%	24.2%	35.9%

Loss from continuing operations	(235,046)	(555,091)	(230,060)	(22,162)	(200,883)
Earnings (loss) from discontinued operations, net of tax	4,573	(3,567)	88,643	—	1,783

Net loss	$(230,473)	$(558,658)	$(141,417)	$(22,162)	$(199,100)

Six Months ended June 30, 2015 compared to the Six Months ended June 30, 2014

Revenue

On a constant currency basis, total revenue for the first six months of 2015 increased $42.1 million, or 4.7%, compared to the prior year period. The increase in total revenue compared to the prior year period was due to higher AWT rental revenue, partially offset by lower Regenerative Medicine revenue and AWT sales revenue.

Revenue by Operating Segment

The following table sets forth, for the periods indicated, segment revenue and the percentage changes in each line item between the periods:

	Six months ended June 30,
($ in thousands)	2015 (GAAP)	2015 (constant currency)	2014 (GAAP)	As Reported % Change	Constant Currency % Change(1)
AWT revenue:
Rental	$353,236	$360,874	$338,606	4.3%	6.6%
Sales	338,237	365,224	339,662	(0.4)	7.5

Total AWT revenue	691,473	726,098	678,268	1.9	7.1

Regenerative Medicine revenue:
Sales	207,698	210,608	214,180	(3.0)	(1.7)
Other revenue:
Sales	6,524	7,157	9,365	(30.3)	(23.6)
Total revenue:
Rental	353,236	360,874	338,606	4.3	6.6
Sales	552,459	582,989	563,207	(1.9)	3.5

Total revenue	$905,695	$943,863	$901,813	0.4%	4.7%

(1)	Represents percentage change between non-GAAP constant currency revenue and GAAP revenue from the prior year.

The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue in the period, as well as the changes in each line item:

	Six months ended June 30,
	2015	2014	Change
AWT revenue	76.3%	75.2%	110 bps
Regenerative Medicine revenue	22.9	23.7	(80) bps
Other revenue	0.8	1.1	(30) bps

Total revenue	100.0%	100.0%

Rental revenue	39.0%	37.5%	150 bps
Sales revenue	61.0	62.5	(150) bps

Total revenue	100.0%	100.0%

The following discussion of our segment revenues is presented on a constant currency basis only.

AWT revenue for the first six months of 2015 increased $47.8 million, or 7.1%, compared to the prior year period due to higher AWT rental and sales revenue. AWT rental revenue for the first six months of 2015 increased $22.3 million, or 6.6%, compared to the prior year period due primarily to increased NPWT volumes associated with increasing device utilization in the United States and growth in device volumes internationally, partially offset by lower average pricing due to increased competition, healthcare reform and declining reimbursement. AWT sales revenue for the first six months of 2015 increased by $25.6 million, or 7.5%, compared to the prior year period due primarily to increased sales volumes of AWT devices and dressings. Total global pricing and reimbursement declines for AWT devices totaled $16.1 million for the six months ended June 30, 2015, compared to the prior year period.

Regenerative Medicine revenue for the first six months of 2015 decreased $3.6 million, or 1.7%, compared to the prior year period. The decline in Regenerative Medicine revenue from the prior year period was due primarily to decreased volumes of abdominal wall reconstruction procedures using biologics as some customers are choosing lower cost alternatives, partially offset by growth in Strattice sales in our international markets and an increase in revenue related to breast reconstruction procedures.

Other revenue for the first six months of 2015 decreased $2.2 million compared to the prior year period. Other revenue consists of contract manufacturing revenue from our manufacturing plant in Gargrave, England.

Gross Profit and Gross Profit Margin

The following table presents the gross profit and gross profit margin (calculated as gross profit divided by total revenue) for the periods indicated:

	Six months ended June 30,
	2015	2014
($ in thousands)
Gross profit	$600,725	$569,803
Gross profit margin	66.3%	63.2%

Gross profit margin increased by 310 basis points to 66.3% in the first six months of 2015 from 63.2% in the prior year period. The improvement in the gross profit margin was primarily due to the reduced impact of purchase accounting adjustments and favorable impacts of foreign currency exchange rate movements on both cost of sales and rental expense. Cost of sales for the first six months of 2015 benefited from the absence of $6.7 million of additional cost of sales recorded in the first quarter of 2014 associated with the step up in value of inventory associated with purchase accounting. Foreign currency exchange rate movements favorably impacted cost of sales during the first six months of 2015 by $8.0 million, compared to the prior year period. The remaining decrease in cost of sales was due primarily to lower sales volumes from the Regenerative Medicine business, partially offset by higher AWT sales volumes.

Rental expense for the first six months of 2015 benefited from the absence of $13.5 million of depreciation expense related to the fixed asset step-up associated with purchase accounting, which was recorded in the first six months of 2014 and a $9.9 million benefit from foreign currency exchange rate movements, compared to the prior year period, partially offset by increases in marketing and selling-related expenses associated with increased rental revenue.

Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses and the percentage relationship to total revenue for the periods indicated:

	Six months ended June 30,
	2015	2014
($ in thousands)
Selling, general and administrative expenses	$306,757	$345,377
As a percent of total revenue	33.9%	38.3%

Foreign currency exchange rate movements favorably impacted SG&A expenses during the first six months of 2015 by $12.9 million compared to the prior year period. The remaining decrease in SG&A is due primarily to lower selling-related costs and savings associated with our business optimization and integration efforts. Salary-related expenses decreased due to lower employee headcount. Expenses associated with business optimization and integration activities also declined compared to the prior year period.

Research and Development Expenses

The following table presents research and development expenses and the percentage relationship to total revenue for the periods indicated:

	Six months ended June 30,
	2015	2014
($ in thousands)
Research and development expenses	$29,069	$35,723
As a percent of total revenue	3.2%	4.0%

The decrease in R&D expenses is due primarily to salary related expenses due to lower employee headcount. Expenses associated with product development, clinical studies and clinical research also decreased due to savings associated with our integration efforts.

Acquired Intangible Asset Amortization

We have recorded identifiable intangible assets in connection with the 2011 LBO in 2011, the 2013 Systagenix acquisition and various technology acquisitions. During the first six months of 2015 and 2014, we recorded $90.6 million and $99.4 million, respectively, of amortization expense associated with these identifiable intangible assets.

Wake Forest Settlement

On June 30, 2014, KCI entered into a settlement and release agreement, or the Settlement Agreement, with Wake Forest to fully and finally resolve the pending patent disputes between them regarding Wake Forest’s NPWT patents formerly licensed to KCI. To fully resolve all the pending disputes between KCI and Wake Forest, KCI agreed to pay Wake Forest retrospective U.S. patent royalties in the amount of $280 million, according to the following schedule: $80 million paid in July 2014, $85 million paid in June 2015, $85 million to be paid in June 2016, and $30 million to be paid in June 2017. As a result, we recorded patent settlement charges of $198.6 million in the second quarter of 2014 representing the net present value of payments under the Settlement Agreement, net of the $63.2 million previously existing accrual.

Interest Expense

Interest expense increased to $212.1 million, or 4.0%, in the first six months of 2015 compared to $204.0 million in the prior year period due to accretion of the Wake Forest settlement liability related to the Settlement Agreement and higher interest rates associated with Amendment No. 6 of our Senior Secured Credit Facility which we entered into on March 10, 2015.

Foreign Currency Gain (Loss)

Foreign currency transactions resulted in a gain of $12.6 million during the first six months of 2015, compared to a gain of $4.1 million in the prior year period. The revaluation of the Term E-1 EURO loan to U.S. dollars represented a foreign currency transaction gain of $23.0 million during the first six months of 2015. The revaluation of the Term E-1 EURO loan to U.S. dollars represented foreign currency transaction gain of $3.1 million in the prior year period. Excluding the revaluation of the Term E-1 EURO loan to U.S. dollars, we recognized foreign currency exchange loss of $10.4 million during the first six months of 2015 compared to a gain of $1.0 million in the prior year period due to significant fluctuations in the Euro exchange rate.

Derivative Instruments Loss

During the first six months of 2015, we recorded a derivative instruments loss of $4.3 million compared to a loss of $4.3 million in the prior year period due primarily to fluctuations in the value of our interest rate derivative instruments.

Income Tax Benefit

The income tax benefit from continuing operations decreased by $105.3 million to $7.1 million for the six months ended June 30, 2015, compared to $112.4 million in the comparable prior year period. The decreased income tax benefit was primarily due to lower pretax losses. The decrease in the effective tax rate for the six months ended June 30, 2015 was primarily the result of non-material discrete events being applied to a lower loss from continuing operations, before income tax benefit compared to the prior year period.

Earnings from Discontinued Operations

No gains or losses from discontinued operations were recorded in the first six months of 2015. During the first six months of 2014, we recorded a gain from discontinued operations, net of tax, of $1.8 million related to the disposition of our SPY assets.

Net Loss

Net loss decreased by $176.9 million to $22.2 million for the first six months of 2015, compared to $199.1 million in the prior year period. The improvement was primarily due to the $283.6 million improvement in operating earnings driven by the improved operating performance described above and the absence of a $198.6 million litigation-related charge related to the Settlement Agreement.

Fiscal Year Comparison

Year ended December 31, 2014 compared to the Year ended December 31, 2013

Revenue

On a constant currency basis, total revenue for 2014 increased $144.0 million, or 8.3%, compared to the prior year due to higher AWT and other sales revenues, partially offset by lower AWT rental revenue and a decline in Regenerative Medicine revenue.

Revenue by Operating Segment

The following table sets forth, for the periods indicated, segment revenue and the percentage changes in each line item between the periods:

	Year ended December 31,
($ in thousands)	2014 (GAAP)	2014 (constant currency)	2013 (GAAP)	As Reported % Change	Constant Currency % Change(1)
AWT revenue:
Rental	$719,864	$722,660	$743,818	(3.2)%	(2.8)%
Sales	700,414	707,738	543,569	28.9	30.2

Total AWT revenue	1,420,278	1,430,398	1,287,387	10.3	11.1

Regenerative Medicine revenue:
Sales	428,089	428,671	442,174	(3.2)	(3.1)
Other revenue:
Sales	17,972	17,862	3,340	438.1	—
Total revenue:
Rental	719,864	722,660	743,818	(3.2)	(2.8)
Sales	1,146,475	1,154,271	989,083	15.9	16.7

Total revenue	$1,866,339	$1,876,931	$1,732,901	7.7%	8.3%

(1)	Represents percentage change between non-GAAP constant currency revenue and GAAP revenue from the prior year.

The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue in the period, as well as the changes in each line item:

	Year ended December 31
	2014	2013	Change
AWT revenue	76.1%	74.3%	180 bps
Regenerative Medicine revenue	22.9	25.5	(260) bps
Other revenue	1.0	0.2	80 bps

Total revenue	100.0%	100.0%

Rental revenue	38.6%	42.9%	(430) bps
Sales revenue	61.4	57.1	430 bps

Total revenue	100.0%	100.0%

The following discussion of our segment revenues is presented on a constant currency basis only.

AWT revenue for 2014 increased $143.0 million, or 11.1%, compared to the prior year due to higher AWT sales revenue, partially offset by lower AWT rental revenue. AWT sales revenue for 2014 increased $164.2 million, or 30.2%, compared to the prior year due primarily to revenues from Systagenix, increased revenue from expansion products and growth internationally, partially offset by a decline in average pricing. AWT sales revenue from Systagenix, which we acquired in the fourth quarter of 2013, increased $166.9 million in 2014 compared to the post-acquisition period of 2013. AWT rental revenue for 2014 decreased $21.2 million, or 2.8%, compared to the prior year due to lower rental revenue in established markets. The decrease in rental revenue resulted from lower average pricing due to contract renegotiations, increased competition, healthcare reform and declining reimbursement, partially offset by higher volumes. Global AWT devices pricing and reimbursement declined approximately $80.0 million in 2014, compared to the prior year. Of this decline, approximately $25.0 million related to Medicare’s durable medical equipment competitive bidding program and the U.S. government’s sequestration, which further reduced Medicare pricing.

Regenerative Medicine revenue for 2014 decreased $13.5 million, or 3.1%, compared to the prior year. The decline in our Regenerative Medicine revenue was primarily driven by decreases in the number of procedures using abdominal wall reconstruction products as some customers continue choosing lower cost synthetic alternatives for less complex procedures. These declines were partially offset by volume growth associated with an increase in the number of breast reconstruction procedures using our Regenerative Medicine products.

Other revenue increased $14.5 million compared to the prior year. Other revenue consists of contract manufacturing revenue from our manufacturing plant in Gargrave, England that we acquired as part of our acquisition of Systagenix in the fourth quarter of 2013.

Gross Profit and Gross Profit Margin

The following table presents the gross profit and gross profit margin (calculated as gross profit divided by total revenue) for the periods indicated:

	Year ended December 31,
	2014	2013
($ in thousands)
Gross profit	$1,210,214	$1,127,555
Gross profit margin	64.8%	65.1%

Gross profit margin decreased by 30 basis points to 64.8% in 2014 from 65.1% in 2013. The decrease was due primarily to a decline in average global pricing due to increased competition, healthcare reform, declining reimbursement, higher expenses related to expansion of and increased incentive pay for our sales force and higher cost of sales related to the inventory step-up associated with purchase accounting. This decrease was partially offset by a $43.0 million decrease in depreciation expense related to the fixed asset step-up associated with purchase accounting adjustments related to the 2011 LBO. The decreases in rental expenses were partially offset by an increase in operational expenses related to increases in the number of sales force representatives. The increase in cost of sales was due primarily to increased sales volumes from Systagenix, which was acquired in the fourth quarter of 2013.

Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses and the percentage relationship to total revenue for the periods indicated:

	Year ended December 31,
	2014	2013
($ in thousands)
Selling, general and administrative expenses	$713,554	$684,601
As a percent of total revenue	38.2%	39.5%

The increase in SG&A expenses during 2014 compared to the prior year is due primarily to increased costs from Systagenix, which was acquired in the fourth quarter of 2013, along with a $34.7 million accrued expense recorded in the fourth quarter of 2014 related to our LifeNet litigation. The increase was partially offset by a reduction in business optimization expenses and transaction related costs associated with the Systagenix acquisition that did not recur in 2014 in addition to a fixed asset impairment charge of $30.6 million and write-offs of $16.9 million of in process research and development intangible assets due primarily to the discontinuation of certain projects in 2013.

Research and Development Expenses

The following table presents research and development expenses and the percentage relationship to total revenue for the periods indicated:

	Year ended December 31,
	2014	2013
($ in thousands)
Research and development expenses	$69,321	$75,577
As a percent of total revenue	3.7%	4.4%

The decrease in research and development expenses is due primarily to salary-related expenses due to lower employee headcount. Expenses associated with product development, clinical studies and clinical research also decreased due to savings associated with our integration efforts.

Acquired Intangible Asset Amortization

In connection with the 2011 LBO, we recorded $2.891 billion of identifiable intangible assets during the fourth quarter of 2011. In 2013, we recorded an additional $253.6 million of identifiable intangibles in connection with our acquisition of Systagenix. We recognized $194.4 million and $188.6 million of amortization expense related to these acquired intangible assets during the years ended December 31, 2014 and 2013, respectively.

Wake Forest Settlement

On June 30, 2014, KCI entered into the Settlement Agreement with Wake Forest to fully and finally resolve the pending patent disputes between them regarding Wake Forest’s NPWT patents formerly licensed to KCI. To fully resolve all the pending disputes between KCI and Wake Forest, KCI agreed to pay Wake Forest retrospective U.S. patent royalties in the amount of $280.0 million, according to the following schedule: $80.0 million paid in July 2014, $85.0 million to be paid in June 2015, $85.0 million to be paid in June 2016, and $30.0 million to be paid in June 2017. As a result, we recorded patent settlement charges of $198.6 million in the second quarter of 2014 representing the net present value of payments under the Settlement Agreement, net of the $63.2 million previously existing accrual.

Impairment of Goodwill and Intangible Assets

No impairments of Goodwill or Intangible Assets were recorded in 2014. During the third quarter of 2013, we recorded a $272.2 million impairment of goodwill and a $171.2 million impairment of indefinite-lived intangible assets related to our Regenerative Medicine operating segment.

Interest Expense

Interest expense decreased to $412.7 million in 2014 compared to $419.9 million in the prior year due to lower interest rates during 2014.

Foreign Currency Gain (Loss)

Foreign currency transaction gains were $17.8 million during 2014 compared to losses of $22.2 million in the prior year. The revaluation of the Euro Term E-1 Loan to U.S. dollars represented $39.8 million of foreign currency transaction gains during 2014 compared to losses of $14.5 million in the prior year.

Derivative Instruments Gain (Loss)

During 2014, we recorded a derivative instruments loss of $5.2 million compared to a gain of $1.6 million in the prior year due primarily to fluctuations in the value of our interest rate derivative instruments.

Income Tax Benefit

The income tax benefit from continuing operations decreased by $23.8 million to $127.0 million for the year ended December 31, 2014, compared to $150.8 million in the prior year. The decreased benefit was primarily due to lower pretax losses. The change in the effective tax rate to 35.1% in 2014 compared to 21.4% in the prior year was primarily due to the impact of a goodwill impairment charge in 2013 related to our Regenerative Medicine segment.

Earnings (loss) from Discontinued Operations

During 2014, we recorded earnings from discontinued operations, net of tax, of $4.6 million related to the disposition of our SPY assets. During 2013, we recorded a loss from discontinued operations, net of tax, of $3.3 million related to the disposition of our TSS assets and a loss from discontinued operations, net of tax, of $0.3 million related to the disposition of our SPY assets.

Net Loss

Net loss decreased by $328.2 million to $230.5 million in 2014, compared to $558.7 million in 2013. The improvement was primarily due to the $298.9 million improvement in operating earnings driven by our improved operating performance and the absence of a $443.4 million noncash impairment charge on goodwill and intangible assets recognized in the prior year, offset in part by a $198.6 million litigation-related charge related to the Wake Forest settlement. Also contributing to the lower net loss in 2014 were $17.8 million of foreign currency gains compared to foreign currency losses of $22.2 million in the prior year period.

Year ended December 31, 2013 compared to the Year ended December 31, 2012

Revenue

On a constant currency basis, total revenue for 2013 increased $11.3 million, or 0.7%, compared to the prior year period. The increase in total revenue for 2013 as compared to the prior year was due to higher Regenerative Medicine sales revenue, partially offset by lower AWT revenue.

Revenue by Operating Segment

The following table sets forth, for the periods indicated, segment revenue:

	Year ended December 31,
($ in thousands)	2013 (GAAP)	2013 (constant currency)	2012 (GAAP)	As Reported % Change	Constant Currency % Change (1)
AWT revenue:
Rental	$743,818	$748,541	$815,560	(8.8)%	(8.2)%
Sales	543,569	547,193	496,698	9.4	10.2

Total AWT revenue	1,287,387	1,295,734	1,312,258	(1.9)	(1.3)

Regenerative Medicine revenue:
Sales	442,174	441,896	417,245	6.0	5.9
Other revenue:
Sales	3,340	3,186	—		—
Total revenue:
Rental	743,818	748,541	815,560	(8.8)	(8.2)
Sales	989,083	992,275	913,943	8.2	8.6

Total revenue	$1,732,901	$1,740,816	$1,729,503	0.2%	0.7%

(1)	Represents percentage change between non-GAAP constant currency revenue and GAAP revenue from the prior year.

The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue in the period, as well as the changes in each line item:

	Year ended December 31,
($ in thousands)	2013	2012	% Change
AWT revenue	74.3%	75.9%	(160) bps
Regenerative Medicine revenue	25.5	24.1	140 bps
Other revenue	0.2	—	20 bps

Total revenue	100.0%	100.0%

Rental revenue	42.9%	47.2%	(430) bps
Sales revenue	57.1	52.8	430 bps

Total revenue	100.0%	100.0%

The following discussion of our segment revenues is presented on a constant currency basis only.

AWT revenue for 2013 decreased $16.5 million, or 1.3%, compared to the prior year period. The decline in AWT revenue from the prior year was attributable primarily to lower AWT rental revenue, partially offset by higher AWT sales revenue. AWT rental revenue for 2013 decreased $67.0 million, or 8.2%, compared to the prior year. The decrease in AWT rental revenue was primarily attributable to a combination of lower volumes and lower average pricing in established markets. AWT sales revenue for 2013 increased $50.5 million, or 10.2%, compared to the prior year. The increase in AWT sales was due primarily to revenues from Systagenix, which was acquired in the fourth quarter of 2013, and increased revenue from expansion products and certain markets outside the U.S. AWT sales revenue from Systagenix was $29.4 million for the post-acquisition period of 2013. Global AWT devices pricing and reimbursement declined approximately $42.6 million in 2013, compared to the prior year. Of this decline, approximately $14.8 million related to Medicare’s durable medical equipment competitive bidding program and the U.S. government’s sequestration, which further reduced Medicare pricing.

Regenerative Medicine revenue for 2013 increased $24.7 million, or 5.9%, compared to the prior year. The growth in worldwide Regenerative Medicine revenue over the prior year was due primarily to increased volumes of abdominal wall reconstruction procedures and increased volumes of breast reconstruction procedures utilizing our products.

Other revenue increased $3.2 million compared to the prior year. Other revenue consists of contract manufacturing revenue from our manufacturing plant in Gargrave, England. The increase in other revenue was primarily attributable to the acquisition of Systagenix in the fourth quarter of 2013.

Gross Profit and Gross Profit Margin

The following table presents the gross profit and gross profit margin (calculated as gross profit divided by total revenue) for the periods indicated:

	Year ended December 31,
	2013	2012
($ in thousands)
Gross profit	$1,127,555	$1,046,379
Gross profit margin	65.1%	60.5%

Gross profit margin increased by 460 basis points to 65.1% in 2013 from 60.5% in the prior year. The improvement in the gross profit margin was primarily due to the reduced impact of purchase accounting adjustments. Gross profit for 2013 benefited from a reduction of $43.3 million of rental expenses related to the fixed asset step-up associated with purchase accounting.

Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses and the percentage relationship to total revenue for the periods indicated:

	Year ended December 31,
	2013	2012
($ in thousands)
Selling, general and administrative expenses	$684,601	$589,858
As a percent of total revenue	39.5%	34.1%

The increase in SG&A expenses during 2013 compared to 2012 is due primarily to a fixed asset impairment charge of $30.6 million and an increase in restructuring-related expenses related to business optimization efforts. Additionally, during 2013, write-offs of $16.9 million of in process research and development intangible assets were recorded due primarily to the discontinuation of certain projects. During 2012, SG&A expenses included impairment charges of $22.1 million associated with certain production equipment at our AWT manufacturing plant and inventory associated with our V.A.C.Via product.

Research and Development Expenses

The following table presents research and development expenses and the percentage relationship to total revenue for the periods indicated:

	Year ended December 31,
	2013	2012
($ in thousands)
Research and development expenses	$75,577	$71,712
As a percent of total revenue	4.4%	4.1%

The increase in research and development expenses is due primarily to efforts focused on new and synergistic technologies across the continuum of wound care, including new applications of negative pressure technology. Research and development expense also increased as a result of our acquisition of Systagenix in the fourth quarter of 2013.

Acquired Intangible Asset Amortization

In connection with the 2011 LBO, we recorded $2.891 billion of identifiable intangible assets during the fourth quarter of 2011. In 2013, we recorded an additional $253.6 million of identifiable intangibles in connection with our acquisition of Systagenix. We recognized $188.6 million and $221.0 million of amortization expense related to these acquired intangible assets during the years ended December 31, 2013 and 2012, respectively.

Impairment of Goodwill and Intangible Assets

During the third quarter of 2013 we recorded a $272.2 million impairment of goodwill and a $171.2 million impairment of indefinite-lived intangible assets related to our Regenerative Medicine segment.

Interest Expense

Interest expense decreased to $419.9 million in 2013 compared to $466.6 million in the prior year due to lower average debt balances at lower interest rates.

Foreign Currency Gain (Loss)

Foreign currency transaction losses were $22.2 million during 2013 compared to $13.0 million in the prior year. The revaluation of the Euro Term E-1 Loan to U.S. dollars represented $14.5 million and $6.3 million of the foreign currency transaction losses recorded during 2013 and 2012, respectively.

Derivative Instruments Gain (Loss)

During 2013, we recorded a derivative instruments gain of $1.6 million compared to a loss of $31.4 million in the prior year due primarily to fluctuations in the value of our interest rate derivative instruments.

Income Tax Benefit

The income tax benefit from continuing operations increased by $3.0 million to $150.8 million for the year ended December 31, 2013, compared to $147.8 million in the prior year. The increased benefit was primarily due to higher pretax losses. The change in the effective tax rate to 21.4% in 2013 compared to 39.1% in the prior year was primarily the result of a goodwill impairment charge in 2013 related to our Regenerative Medicine segment.

Earnings (loss) from Discontinued Operations

During 2013, we recorded a loss from discontinued operations, net of tax, of $3.3 million related to the disposition of TSS assets and a loss from discontinued operations, net of tax, of $0.3 million related to the disposition of our SPY assets. During 2012, we recorded earnings from discontinued operations, net of tax, of $92.2 million related to the disposition of TSS assets and a loss from discontinued operations, net of tax, of $3.6 million related to the disposition of our SPY assets.

Net Loss

Net loss increased by $417.2 million to $558.7 million in 2013, compared to $141.4 million in the prior year. The increased loss was primarily due to the $443.4 million noncash impairment charge on goodwill and intangible assets recognized in 2013.

LIQUIDITY AND CAPITAL RESOURCES

Our primary uses of cash are working capital requirements, capital expenditures and debt service requirements. Additionally, from time to time, we may use capital for acquisitions and other investing and financing activities. Working capital is required principally to finance accounts receivable and inventory. Our working capital requirements vary from period-to-period depending on manufacturing volumes, the timing of shipments and the payment cycles of our customers and payers. Our capital expenditures consist primarily of manufactured rental assets, manufacturing equipment, computer hardware and software, expenditures related to leasehold improvements and expenditures related to our global corporate headquarters building.

Historically, our primary source of liquidity has been cash flow from operations. In addition, we also have a $200.0 million revolving credit facility to provide us with an additional source of liquidity. We anticipate that cash generated from operations together with amounts available under our revolving credit facility will be sufficient to meet our future working capital requirements, capital expenditures and debt service obligations as they become due for the foreseeable future. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. In the event that we need access to additional cash, we may not be able to access the credit markets on commercially acceptable terms or at all. Our ability to fund future operating expenses and capital expenditures and our ability to meet future debt service obligations or refinance our indebtedness will depend on our future operating performance which will be affected by general economic, financial and other factors beyond our control, including those described under “Risk Factors.” In connection with this offering, we expect to repay certain of our existing outstanding indebtedness as described under “Use of Proceeds.”

The following table presents our cash and cash equivalents and debt as of the date indicated:

($ in thousands)	June 30, 2015	December 31, 2014	Change
Cash and cash equivalents	$140,754	$183,143	$(42,389)
Total debt(1)	$4,838,202	$4,841,975	$(3,773)
Net debt(2)	$4,697,448	$4,658,832	$38,616

(1)	Total debt equals current and long-term debt, net of discount, and capital lease obligations.
(2)	Net debt is defined as total debt, less total cash and cash equivalents.

As of June 30, 2015, our cash and cash equivalents were $140.8 million. As of June 30, 2015, (i) $30.0 million of revolving credit loans were outstanding under our revolving credit facility, (ii) $38.0 million of letters of credit issued by banks party to our senior secured credit facilities were outstanding (reducing the availability under the revolving credit facility to $132.0 million) and (iii) $8.9 million of letters of credit issued by a bank not party to our senior secured credit facilities were outstanding. The increase in our net debt position as of June 30, 2015 as compared to December 31, 2014 was primarily due to our use of cash and temporary $30 million borrowing under our Revolving Credit Facility in June 2015 due to the timing of the $85 million payment to Wake Forest under the Settlement Agreement. The $30 million borrowing under the Revolving Credit Facility was repaid in July 2015 using cash from operations.

We and our Sponsors may from time to time seek to retire or purchase our outstanding debt through cash purchases, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

Cash flows related to discontinued operations were not material for the years ended December 31, 2014, 2013, 2012 and for the six months ended June 30, 2015 and 2014 and therefore have not been separately disclosed in our combined and condensed combined statements of cash flows. We do not anticipate the absence of cash flows from discontinued operations to significantly affect our liquidity and capital resources. The following table summarizes the net cash provided (used) by operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,			Six months ended June 30,
($ in thousands)	2014	2013	2012	2015	2014
Net cash provided (used) by operating activities	$91,795	$136,779	$162,706	$(5,269)	$61,378
Net cash provided (used) by investing activities	(78,272)	(563,822)	144,535	(39,047)	(40,814)
Net cash provided (used) by financing activities	(28,735)	250,602	(140,200)	6,952	(14,687)

Operating Activities

For the six months ended June 30, 2015, net cash used by operating activities was $5.3 million, compared to net cash provided by operating activities of $61.4 million for the six months ended June 30, 2014. The decrease in cash provided by operations in the first six months of 2015 was primarily driven by an $85 million Wake Forest settlement payment made in June 2015 and higher working capital requirements, which more than offset improvements in earnings before non-cash items.

For the year ended December 31, 2014, net cash provided by operating activities was $91.8 million, compared to $136.8 million for the year ended December 31, 2013. The decrease in cash provided by operations in 2014 was primarily driven by an $80 million Wake Forest settlement payment made in July 2014, which more than offset lower working capital requirements and improvements in earnings before non-cash items.

For the year ended December 31, 2013, net cash provided by operating activities was $136.8 million, compared to $162.7 million for the year ended December 31, 2012. The decrease in cash provided by operations in 2013 was primarily driven by lower earnings before non-cash items and higher working capital requirements.

Investing Activities

For the six months ended June 30, 2015, net cash used by investing activities was $39.0 million, compared to $40.8 million for the six months ended June 30, 2014. Net cash used by investing activities was higher during the six months ended June 30, 2014 due to the $4.5 million spent in connection with our acquisition of Attenuate in January 2014, partially offset by the $2.9 million spent in connection with our acquisition of JS Rio in June 2015.

For the year ended December 31, 2014, net cash used by investing activities was $78.3 million, compared to $563.8 million for the year ended December 31, 2013. Net cash used by investing activities was higher during the year ended December 31, 2013 primarily due to the $478.7 million spent in connection with our 2013 purchase of the Systagenix business.

For the year ended December 31, 2013, net cash used by investing activities was $563.8 million, compared to net cash provided by investing activities of $144.5 million for the year ended December 31, 2012. Net cash used by investing activities was higher during the year ended December 31, 2013 primarily due to the $478.7 million spent in connection with our 2013 purchase of the Systagenix business, partially offset by the $244.3 million received in connection with our sale of TSS in 2012.

Financing Activities

For the six months ended June 30, 2015, net cash provided by financing activities was $7.0 million, compared to cash used by financing activities of $14.7 million for the six months ended June 30, 2014. Net cash provided by financing activities increased primarily due to the $30 million June 2015 draw on the revolving credit facility partially offset by the $6.3 million of expenses in March 2015 related to the credit facility amendment.

For the year ended December 31, 2014, net cash used by financing activities was $28.7 million, compared to net cash provided by financing activities of $250.6 million for the year ended December 31, 2013. Net cash used by financing activities increased primarily due to the $342.2 million of cash provided by the financing activities in connection with the acquisition of Systagenix in 2013 partially offset by the $20.5 million of expenses in 2013 related to the credit facility amendment.

For the year ended December 31, 2013, net cash provided by financing activities was $250.6 million, compared to net cash used by financing activities of $140.2 million for the year ended December 31, 2012. Net cash provided by financing activities increased primarily due to the $342.2 million of cash provided by the financing activities in connection with the acquisition of Systagenix in 2013.

Capital Expenditures

During the six months ended June 30, 2015 and 2014, we made capital expenditures of $29.6 million and $28.4 million, respectively. Capital expenditures during the six months ended June 30, 2015 and 2014 related primarily to expanding the rental fleet and information technology projects and purchases. During the years ended December 31, 2014, 2013 and 2012, we made capital expenditures of $66.6 million, $80.9 million and $91.6 million, respectively. Capital expenditures during the years ended December 31, 2014 and 2013 related primarily to expanding the rental fleet and information technology projects and purchases. Capital expenditures during the year ended December 31, 2012 related primarily to expanding the rental fleet, the construction of our global headquarters building, capital expenditures related to the sale of TSS, information technology projects and purchases, and leasehold improvements.

Debt

Senior Secured Credit Facility

On November 4, 2011, KCI and its subsidiary, KCI USA, Inc., as co-borrowers, or collectively, the Borrowers, Acelity, Chiron Holdings, Inc. and Chiron Topco, Inc. and, with respect to certain representations and warranties, Chiron Guernsey GP Co. Limited, entered into a credit agreement, or the Senior Secured Credit Facilities, with Bank of America, N.A., as administrative and collateral agent, Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, as syndication agents, Royal Bank of Canada, as documentation agent, UBS Securities LLC, as co-manager, Bank of America, N.A., Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC and RBC Capital Markets, LLC, as joint lead arrangers and bookrunners, and the lenders party thereto from time to time. The Senior Secured Credit Facilities was amended on November 7, 2012, June 14, 2013, October 28, 2013, November 15, 2013, January 22, 2014 and March 10, 2015 to, among other things, to reduce the overall pricing and amend the financial covenants of the Senior Secured Credit Facilities.

The following table sets forth the amounts owed under the Senior Secured Credit Facilities, the effective interest rates on such outstanding amounts, and the amount available for additional borrowing thereunder, as of June 30, 2015 (dollars in thousands):

Senior Secured Credit Facility	Maturity Date	Effective Interest Rate		Amount Outstanding(1)	Amount Available for Additional Borrowing
Senior Revolving Credit Facility	November 2016	6.03%		$30,000	$131,976	(2)
Senior Dollar Term E-1 Credit Facility	May 2018	5.00	%(3)	$1,892,537	—
Senior Euro Term E-1 Credit Facility	May 2018	5.67	%(3)	$262,442	—
Senior Term E-2 Credit Facility	November 2016	4.69	%(3)	$310,966	—

Total				$2,495,945	$131,976

(1)	Amount outstanding are net of the remaining original issue discount of approximately $25.0 million, $6.4 million and $2.8 million on the Senior Dollar Term E-1 Credit Facility, Senior Euro Term E-1 Credit Facility and Senior Term E-2 Credit Facility, respectively.
(2)	At June 30, 2015, the amount available under our revolving credit facility reflected a reduction of $38.0 million of letters of credit issued by banks which are party to the Senior Secured Credit Facilities. In addition, we have $8.9 million of letters of credit issued by a bank not party to the Senior Secured Credit Facilities.
(3)	The effective interest rate includes the effect of the original issue discount. Excluding the original issue discount, our nominal interest rate as of June 30, 2015 was 4.50% on the Senior Dollar Term E-1 Credit Facility, 4.75% on the Senior Euro Term E-1 Credit Facility and 4.00% on the Senior Term E-2 Credit Facility.

On March 10, 2015, we entered into Amendment No. 6 to the Senior Secured Credit Facilities, or Amendment No. 6. In connection with Amendment No. 6, certain applicable rates were modified such that (i) Dollar Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.50% or an adjusted base rate plus 2.50%, (ii) Euro Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.75% or an adjusted base rate plus 2.75%, and (iii) Term E-2 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.00% or an adjusted base rate plus 2.00%. With respect to Term E Loans, the Eurocurrency rate is subject to a floor of 1.00%, and the adjusted base rate is subject to a floor of 2.00%. Repayments of Dollar Term E-1 Loans, Euro Term E-1 Loans or Term E-2 Loans within 12 months of the effective date of Amendment No. 6 in connection with a repricing transaction will be subject to a 1.0% prepayment premium. As a result of Amendment No. 6, the financial covenants were amended to remove the interest coverage ratio in its entirety and to set the total leverage ratio for any test period to be no greater than 8.25:1.00. In addition, certain other covenants were amended, including with respect to the incurrence of incremental facilities and asset sales. We paid fees of $6.3 million as a result of the Amendment No. 6. See “Description of Certain Indebtedness.”

10.5% Second Lien Senior Secured Notes and 12.5% Senior Unsecured Notes

In connection with the 2011 LBO, on November 4, 2011, KCI and its subsidiary, KCI USA, Inc., or collectively, the Issuers, co-issued $1,750.0 million aggregate principal amount of 10.5% Second Lien Senior Secured Notes due 2018, or the Second Lien Notes, and $750.0 million aggregate principal amount of 12.5% Senior Unsecured Notes due 2019, or the Unsecured Notes, and, together with the Second Lien Notes, the Notes.

As of June 30, 2015, we had outstanding $1,732.0 million aggregate principal amount, net of discount of $18 million (net of accretion), of the Second Lien Notes and $609.6 million aggregate principal amount, net of discount of $2.4 million (net of accretion), of the Unsecured Notes. We intend to use the proceeds of this offering to redeem a portion of the Unsecured Notes. See “Use of Proceeds.”

Interest on the Second Lien Notes accrues at the rate of 10.5% per annum and is payable semi-annually in cash on each May 1 and November 1 to the persons who are registered holders at the close of business on April 15 and October 15 immediately preceding the applicable interest payment date. Under the terms of the registration rights agreements entered into with respect to the Second Lien Notes, additional interest was accrued at a rate of 0.25% and 0.50% from November 4, 2012 to February 4, 2013 and February 5, 2013 to March 15, 2013, respectively, due to delays in the effectiveness of our registration statement required by the registration rights agreement. The Second Lien Notes were issued at a discount resulting in an effective interest rate of 10.87%.

Interest on the Unsecured Notes accrues at the rate of 12.5% per annum and is payable semi-annually in cash on each May 1 and November 1 to the persons who are registered holders at the close of business on April 15 and October 15 immediately preceding the applicable interest payment date. Under the terms of the registration rights agreements entered into with respect to the Unsecured Notes, additional interest was accrued at a rate of 0.25% and 0.50% from November 4, 2012 to February 4, 2013 and February 5, 2013 to March 15, 2013, respectively, due to delays in the effectiveness of our registration statement required by the registration rights agreement. The Unsecured Notes were issued at a discount resulting in an effective interest rate of 12.62%. See “Description of Certain Indebtedness.”

Covenants

The credit agreement governing the Senior Secured Credit Facilities and the indentures governing the Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to incur or guarantee additional indebtedness; create liens on assets; engage in mergers and consolidations; sell assets; pay dividends and distributions or repurchase capital stock; repay subordinated indebtedness; engage in certain transactions with affiliates; make investments, loans or advances; make certain acquisitions; and in the case of the credit agreement governing the Senior Secured Credit Facilities, change our lines of business. The credit agreement governing the Senior Secured Credit Facilities and the indentures governing the Notes also contain change of control provisions and certain customary affirmative covenants and events of default. See “Description of Certain Indebtedness” for a further description of covenants.

As of June 30, 2015, we were in compliance with all covenants under the credit agreement governing the Senior Secured Credit Facilities and the indentures governing the Notes.

Interest Rate Protection

At June 30, 2015 and December 31, 2014, we were party to three interest rate swap agreements to convert $1.445 billion and $1.463 billion, respectively, of our outstanding variable rate debt to a fixed rate basis. The aggregate notional amount of the interest rate swaps decreases quarterly by amounts ranging from $1.7 million to $56.4 million until maturity. Our interest rate protection agreements have not been designated as hedging instruments, and as such, we recognize the fair value of these instruments as an asset or liability with income or expense recognized in the current period. Previously held interest rate cap agreements expired on December 31, 2013.

Contractual Obligations

We are committed to making cash payments in the future on long-term debt, capital leases, operating leases, licensing agreements and purchase commitments. We have not guaranteed the debt of any other party. The following table summarizes our contractual cash obligations as of December 31, 2014 for each of the periods indicated (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total(1)
Long-term debt obligations(2)	$25,721	$357,018	$4,515,700	$—	$4,898,439
Interest on long-term debt obligations(2)	362,322	707,243	326,234	—	1,395,799
Capital lease obligations	526	394	—	—	920
Operating lease obligations	22,387	26,692	15,645	28,587	93,311
Milestone obligations(3)	19,200	10,000	22,500	47,500	99,200
Licensing agreements	1,250	2,500	—	—	3,750
Purchase obligations	50,609	—	—	—	50,609
Settlement Agreement obligations(4)	85,000	115,000	—	—	200,000
Related party management fees(5)	5,149	10,298	10,298	19,738	45,483

Total	$572,164	$1,229,145	$4,890,377	$95,825	$6,787,511

(1)	This excludes our liability of $33.3 million for unrecognized tax benefits. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.
(2)	Amounts and timing may be different from our estimated interest payments due to potential voluntary prepayments, borrowings and interest and foreign currency rate fluctuations.
(3)	Represents future anticipated milestone payments associated with acquisitions.
(4)	Represents our liability to fully resolve the historical patent disputes with Wake Forest.
(5)	Represents fees for strategic and consulting services paid to entities affiliated with the Sponsors. See “Certain Relationship and Related Party Transactions.”

In addition to the contractual obligations set forth above, we have a $34.7 million accrual related to the LifeNet Health litigation against LifeCell. On November 18, 2014, a jury found that LifeNet’s U.S. Patent No. 6,569,200 was not invalid and was infringed and further awarded LifeNet a lump sum damages amount of $34.7 million. We disagree with the result at this stage in the litigation and believe that LifeCell’s defenses to the claims are meritorious. LifeCell will continue to vigorously assert its defenses during the post-trial and appeal stages of this litigation and intends to defend any further claims by LifeNet. See “Business—Legal Proceedings.”

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements as of June 30, 2015.

Critical Accounting Policies and Estimates

Critical accounting estimates are those that are, in management’s opinion, very important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective or complex judgments. In preparing our financial statements in accordance with U.S. generally accepted accounting principles, we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from our estimates. The accounting policies that are most subject to important estimates or assumptions are described below.

Revenue Recognition and Accounts Receivable Realization

We recognize revenue in accordance with the Revenue Recognition topic of the Codification when each of the following four criteria are met:

1)	a contract or sales arrangement exists;

2)	products have been shipped and title has transferred or services have been rendered;

3)	the price of the products or services is fixed or determinable; and

4)	collectibility is reasonably assured.

We recognize rental revenue based on the number of days a product is used by the patient/organization, (i) at the contracted rental rate for contracted customers and (ii) generally, retail price for non-contracted customers. Sales revenue is recognized when products are shipped and title has transferred and the other revenue recognition requirements have been satisfied. In addition, we establish realization reserves against revenue to provide for adjustments including capitation agreements, estimated credit memos, volume discounts, pricing adjustments, utilization adjustments, product returns, cancellations, estimated uncollectible amounts and payer adjustments based on historical experience. In addition, revenue is recognized net of administrative fees paid to GPOs.

The Americas trade accounts receivable consist of amounts due directly from acute and extended care organizations, third-party payers, or TPP, both governmental and non-governmental, third-party distributors and patient pay accounts. Included within the TPP accounts receivable balances are amounts that have been or will be billed to patients once the primary payer portion of the claim has been settled by the TPP. EMEA/APAC trade accounts receivable consist of amounts due primarily from acute care organizations and third-party distributors.

The TPP reimbursement process in the United States requires extensive documentation, which has had the effect of slowing both the billing and cash collection cycles relative to the rest of the business, and therefore, could increase total accounts receivable. Because of the extensive documentation required and the requirement to settle a claim with the primary payer prior to billing the secondary and/or patient portion of the claim, the collection period for a claim in our home care business may, in some cases, extend beyond one year prior to full settlement of the claim.

We utilize a combination of factors in evaluating the collectibility of our accounts receivable. For unbilled receivables, we establish reserves to allow for expected denied or uncollectible items. In addition, items that remain unbilled for more than a specified period of time, or beyond an established billing window, are reserved against revenue. For billed receivables, we generally establish reserves using a combination of factors including historic adjustment rates for credit memos and canceled transactions, historical collection experience, and the length of time receivables have been outstanding. The reserve rates vary by payer group. In addition, we record specific reserves for bad debt when we become aware of a customer’s inability or refusal to satisfy its debt obligations, such as in the event of a bankruptcy filing. If circumstances change, such as higher than expected claims denials, post-payment claim recoupments, a material change in the interpretation of reimbursement criteria by a major customer or payer, or payment defaults or an unexpected material adverse change in a major customer’s or payer’s ability to meet its obligations, our estimates of the realizability of trade receivables could be reduced by a material amount. A hypothetical 1% change in the collectibility of our billed receivables at December 31, 2014 would impact pre-tax earnings (loss) by an estimated $2.1 million.

Inventory

AWT Inventories

Inventories are recorded at the lower of cost or market (net realizable value), with cost being determined on a first-in, first-out basis. On October 28, 2013, inventories purchased as part of our acquisition of Systagenix were recorded at fair value with the application of purchase accounting adjustments, with subsequent additions to inventory recorded at the lower of cost or market (net realizable value), with cost being determined on a first-in, first-out basis. Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental is reclassified to property, plant and equipment. We review our inventory balances quarterly for excess sale products or obsolete inventory levels. Inventory quantities of sale-only products in excess of anticipated demand are considered excess and are reserved at 100%. For rental products, we review both product usage and product life cycle to classify inventory as active, discontinued or obsolete. Obsolescence reserve balances are established on an increasing basis from 0% for active, high-demand products to 100% for obsolete products. The reserve is reviewed and, if necessary, adjustments are made on a monthly basis. We rely on historical information and production planning forecasts to support our reserve and utilize management’s business judgment for “high risk” items, such as products that have a fixed shelf life. Once the value of inventory is reduced, we do not adjust the reserve balance until the inventory is sold or otherwise disposed.

Regenerative Medicine Inventories

Inventories are recorded at the lower of cost or market (net realizable value), with cost being determined on a first-in, first-out basis. Inventories on hand include the cost of materials, freight, direct labor and manufacturing overhead. We record a provision for excess and obsolete inventory based primarily on inventory quantities on hand, the historical product sales and estimated forecast of future product demand and production requirements. In addition, we record a provision for tissue that will not meet tissue standards based on historic rejection rates.

Long-Lived Assets

Prior to the completion of the 2011 LBO on November 4, 2011, property, plant and equipment was stated at cost. On November 4, 2011, property, plant and equipment was recorded at fair value with the application of purchase accounting adjustments, with subsequent additions to property, plant and equipment recorded at cost. On October 28, 2013, property, plant and equipment purchased as part of our acquisition of Systagenix was recorded at fair value with the application of purchase accounting adjustments, with subsequent additions to property, plant and equipment recorded at cost. Betterments, which extend the useful life of the equipment, are capitalized. Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (20 to 30 years for buildings and between three and seven years for most of our other property and equipment) of the assets. If an event were to occur that indicates the carrying value of long-lived assets might not be recoverable, we would review property, plant and equipment for impairment using an undiscounted cash flow analysis and if an impairment had occurred on an undiscounted basis, we would compute the fair market value of the applicable assets on a discounted cash flow basis and adjust the carrying value accordingly.

Goodwill and Other Intangible Assets

Business combinations are accounted for under the acquisition method. The total cost of an acquisition is allocated to the underlying identifiable net assets, based on their respective estimated fair values as of the acquisition date. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Goodwill is tested for impairment by reporting unit annually as of October 31, or more frequently when events or changes in circumstances indicate that the asset might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition.

Impairment is tested by comparing the carrying value of the reporting unit to the reporting unit’s fair value. The carrying value of each reporting unit is determined by taking the reported net assets of the entity, identifying reporting unit specific assets (including goodwill) and liabilities and allocating shared operational and administrative assets and liabilities to the appropriate reporting unit, which is the same as the segment to which they are assigned. The fair value of each reporting unit is determined using current industry market multiples as well as discounted cash flow models using certain assumptions about expected future operating performance and appropriate discount rates determined by our management. To ensure the reasonableness of the estimated fair value of our reporting units, we perform a reconciliation of the estimated fair value of our entity to the total estimated fair value of all our reporting units. The assumptions used in estimating fair values and performing the goodwill impairment test are inherently uncertain and require management judgment. When it is determined that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate.

Identifiable intangible assets include developed technology, in-process research and development, customer relationships, tradenames and patents. We amortize our identifiable definite lived intangible assets over 2 to 20 years, depending on the estimated economic or contractual life of the individual asset. For indefinite-lived identifiable intangible assets, impairment is tested by comparing the carrying value of the asset to the fair value. When it is determined that the carrying value of identifiable intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate.

There were no impairments of goodwill or identifiable intangible assets during 2014 or 2012. The results of the third quarter 2013 interim impairment test indicated that the estimated fair value of the Regenerative Medicine reporting unit was less than its carrying value; consequently, during the third quarter of 2013 we recorded a $272.2 million impairment of goodwill and a $171.2 million impairment of indefinite-lived identifiable intangible assets related to our Regenerative Medicine reporting unit.

Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. In the event of an approximate 27% and 10% drop in the fair value of our KCI reporting unit and the fair value of our KCI indefinite-lived identifiable intangible assets, respectively, the fair value of the KCI reporting unit and indefinite-lived identifiable intangible assets would still exceed their book values as of October 31, 2014. In the event of an approximate 21% drop in the fair value of our Systagenix reporting unit, the fair value of the Systagenix reporting unit would still exceed its book value as of October 31, 2014. Additionally, in the event of an approximate 11% drop in the fair value of our Regenerative Medicine reporting unit, the fair value of the Regenerative Medicine reporting unit would still exceed its book value as of October 31, 2014. Certain Regenerative Medicine indefinite-lived identifiable intangible assets approximated their fair value as of October 31, 2014.

Income Taxes

Deferred income taxes are accounted for in accordance with the “Income Taxes” Topic of the FASB Accounting Standards Codification which requires the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax bases of assets and liabilities, as measured by current enacted tax rates. When appropriate, we evaluate the need for a valuation allowance to reduce our deferred tax assets.

We also account for uncertain tax positions in accordance with the “Income Taxes” Topic of the FASB Accounting Standards Codification. Accordingly, a liability is recorded for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We have established a valuation allowance to reduce deferred tax assets associated with foreign net operating losses, certain state net operating losses and certain foreign deferred tax assets to an amount whose realization is more likely than not. We believe that the remaining deferred income tax assets will be realized based on reversals of existing taxable temporary differences and expected repatriation of foreign earnings. Accordingly, we believe that no additional valuation allowances are necessary.

Legal Proceedings and Other Loss Contingencies

We are subject to various legal proceedings, many involving routine litigation incidental to our business. The outcome of any legal proceeding is not within our complete control, is often difficult to predict and is resolved over very long periods of time. Estimating probable losses associated with any legal proceedings or other loss contingencies is very complex and requires the analysis of many factors including assumptions about potential actions by third parties. Loss contingencies are disclosed when there is at least a reasonable possibility that a loss has been incurred and are recorded as liabilities in the financial statements when it is both (1) probable or known that a liability has been incurred and (2) the amount of the loss is reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or cannot be reasonably estimated, a liability is not recorded in the financial statements.

Recently Issued Accounting Standards

In April 2015, the FASB issued ASU 2015-03, “Interest—Imputation of Interest (Subtopic 835-30)”. The objective of this ASU is to simplify the presentation of debt issuance costs in the balance sheet by requiring the presentation of debt issuance costs as a deduction from the carrying amount of the related debt liability instead of a deferred charge. The standard will be effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. As of June 30, 2015, the Company had $66.0 million of unamortized debt issuance costs recorded as a deferred charge.

On February 18, 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” This update provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities, or VIEs, or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early application is permitted. We are evaluating this update, however we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items (Subtopic 225-20).” The objective of this ASU is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period.

Early application is permitted. We are evaluating this update, however we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40).” The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. We are evaluating this update, however we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment”, and intangible assets within the scope of Topic 350, “Intangibles-Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In April 2015, the FASB voted to propose to defer the effective date of this ASU by one year. We are evaluating ASU No. 2014-09 to determine if it will have a material effect on our results of operations, financial position or disclosures.

Seasonality

Historically, we have experienced a seasonal slowing of unit demand for our NPWT devices and related dressings beginning in the fourth quarter and continuing into the first quarter, which we believe has been caused by plan year changes in insurance coverage for third-party payers in the United States and year-end clinical treatment patterns, such as the postponement of elective surgeries and increased discharges of individuals from the acute care setting around the winter holidays. We typically experience a slowing of demand for our AWT dressings in the fourth quarter.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including fluctuations in interest rates and variability in currency exchange rates. We have established policies, procedures and internal processes governing our management of market risk and the use of financial instruments to manage our exposure to such risk.

Interest Rate Risk

We have variable interest rate debt and other financial instruments which are subject to interest rate risk that could have a negative impact on our business if not managed properly. We have a risk management policy which is designed to reduce the potential negative earnings effect arising from the impact of fluctuating interest rates. We manage our interest rate risk on our borrowings through interest rate swap agreements which effectively convert a portion of our variable rate borrowings to a fixed rate basis, thus reducing the impact of changes in interest rates on future interest expenses. We do not use financial instruments for speculative or trading purposes.

The table below provides information as of December 31, 2014 about our long-term debt and interest rate derivatives, both of which are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate derivatives, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average interest rates of our interest rate derivatives are based on the nominal amounts which are used to calculate the contractual payments to be exchanged under the contract (dollars in thousands):

	Expected Maturity Date as of December 31, 2014
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(1)
Long-term debt
Fixed rate	$101	$—	$—	$1,750,000	$612,000	$—	$2,362,101	$2,583,754
Weighted average interest rate	3.250%	—%	—%	10.500%	12.500%	—%	11.018%
Variable rate	$25,620	$334,584	$22,434	$2,153,700	$—	$—	$2,536,338	$2,501,222
Weighted average interest rate(2)	3.967%	3.967%	3.967%	3.967%	3.967%	—%	3.967%
Interest rate swaps(3)
Variable to fixed-notional amount	$83,300	$1,379,700	$—	$—	$—	$—	$1,463,000	$(22,003)
Average pay rate	2.252%	2.252%	—%	—%	—%	—%	2.252%
Average receive rate(4)	1.250%	1.250%	—%	—%	—%	—%	1.250%

(1)	The fair value of our fixed rate debt is based on a limited number of trades and does not necessarily represent the purchase price of the entire portfolio.
(2)	The weighted average interest rate for all periods presented represents the nominal weighted average interest rate as of December 31, 2014. These rates reset quarterly.
(3)	Interest rate swaps relate to the variable rate debt under long-term debt. The aggregate fair value of our interest rate swap agreements of $22.0 million was negative. At December 31, 2014, $13.9 million was recorded as a current liability and $8.1 million was recorded as a long-term liability.
(4)	The average receive rate for future periods are based on the current period rates. These rates reset quarterly.

Foreign Currency and Market Risk

We have direct operations in the United States, Canada, Western Europe, Australia, Japan, Singapore, India, Turkey, Brazil and South Africa, and we conduct additional business through distributors primarily in Latin America, the Middle East, Eastern Europe and Asia. Our foreign operations are generally measured in their applicable local currencies. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations. Exposure to these fluctuations is managed primarily through the use of natural hedges, whereby funding obligations and assets are both managed in the applicable local currency.

We face transactional currency exposures related to when our foreign subsidiaries enter into transactions denominated in currencies other than their local currency. These nonfunctional currency exposures relate primarily to existing intercompany receivables and payables arising from intercompany purchases of manufactured products. We enter into foreign currency exchange contracts to mitigate the impact of currency fluctuations on transactions and anticipated cash flows denominated in nonfunctional currencies, thereby limiting risk that would otherwise result from changes in exchange rates. The periods of the foreign currency exchange contracts correspond to the periods of the exposed transactions and anticipated cash flows but generally do not extend beyond 12 months. We also face exposure to foreign currency fluctuations related to the Euro denominated portion of our Senior Secured Credit Facility.

At December 31, 2014, we had no outstanding foreign currency exchange contracts. Based on our overall transactional currency rate exposure, movements in the currency rates will not materially affect our financial condition.

International operations reported operating profit of $81.4 million for the year ended December 31, 2014. We estimate that a 10% fluctuation in the value of the U.S. dollar relative to these foreign currencies as of and for the year ended December 31, 2014, would change our net earnings (loss) for the year ended December 31, 2014 by approximately $9.1 million. Our analysis does not consider the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in the United States or the foreign countries or on the results of operations of our foreign entities.

BUSINESS

Our Company

Acelity is a leading global medical technology company committed to the development and commercialization of advanced wound care and regenerative medicine solutions. Acelity was formed by uniting the strengths of three organizations, KCI, Systagenix and LifeCell, into our two business segments: Advanced Wound Therapeutics and Regenerative Medicine. Our mission is to change the clinical practice of medicine with solutions that speed healing, reduce complications, create economic value and improve patients’ lives.

We are global pioneers in advanced wound care and soft tissue repair, creating and growing new markets based on our ability to identify and address unmet clinical needs with products that advance the practice of medicine, beginning with our introduction of groundbreaking NPWT and acellular tissue matrices nearly 20 years ago. We offer a broad range of products that can be used across clinical applications, care settings and clinician groups to accelerate soft tissue healing, improve clinical outcomes and reduce overall costs of care. Our product offerings are backed by an extensive body of scientific, clinical and economic outcomes data that demonstrate the clinical efficacy and value proposition of our products. By offering a range of complementary solutions that are often used together or in sequence across multiple care settings, we are able to address patients’ needs throughout the healing process and offer healthcare providers a single source for addressing such needs. We have maintained our market leadership by capitalizing on our differentiated and best-in-class product offerings, utilizing our highly trained sales force, robust service infrastructure and strong clinical reputation.

Our AWT business is focused on the development and commercialization of advanced devices and advanced wound dressings. Our advanced devices business is primarily engaged in marketing several technology platforms, including NPWT, surgical and incision management and epidermal grafting. For patients suffering from traumatic, surgical or chronic wounds, such as diabetic foot ulcers, our NPWT devices facilitate accelerated healing that was unattainable prior to the introduction of NPWT. Our advanced wound dressings business markets wound dressing technologies for the purpose of managing chronic and acute wounds. Our advanced wound dressings are designed to maintain a moist wound environment, while managing exudate, to promote healing and to protect the wound site from infection. Our AWT business is primarily conducted by KCI and its operating subsidiaries, including Systagenix.

Our Regenerative Medicine business is primarily focused on the development and commercialization of regenerative and reconstructive acellular tissue matrices for use in general and reconstructive surgical procedures to reinforce soft tissue defects. We offer tissue matrices for a variety of reconstructive procedures, including post-mastectomy breast reconstruction and the reinforcement of abdominal wall defects. Our tissue matrices are engineered to encourage rapid tissue incorporation reducing morbidity for patients, while providing optimal reconstructive outcomes. In addition to our acellular tissue matrices, our Regenerative Medicine business markets complementary autologous fat grafting solutions for reconstructive and aesthetic applications. Our Regenerative Medicine business is primarily conducted by LifeCell and its operating subsidiaries.

We are a global company with approximately 29% of our 2014 revenues generated outside the United States, and our products are available in more than 75 countries. We have invested in direct sales and marketing channels and distributors in order to expand our presence in these markets to meet the needs of our customers and payers across clinical applications, care settings and clinician groups. A critical component of marketing our portfolio of solutions and services is our sales organization of approximately 1,800 professionals working across multiple care settings and specialties, of which approximately 1,000 are based in the United States. This sales infrastructure enables us to market our products directly with trained medical professionals in specific care settings in the United States, Canada, Western Europe and key emerging markets. We have succeeded in establishing strong relationships globally with key constituencies, including hospitals, post-acute facilities, GPOs payers and other key clinical and economic decision makers by offering comprehensive customer service and clinical education.

Industry Overview

We operate in both the global advanced wound care and the soft tissue repair markets. The size of the global advanced wound care market in 2014 was estimated to be approximately $5.8 billion. According to SmartTRAK.net, iData Research and internal company estimates, the global soft tissue repair market for abdominal wall reconstruction, breast reconstruction and fat grafting combined was approximately $1.9 billion for 2014. We expect each of these markets will continue to grow.

We believe the key drivers of growth in these markets include:

•	Favorable Global Demographics and Aging Population. The global population aged 65 and older is expected to grow from approximately 610 million people in 2015 to approximately 1.2 billion people by 2035. There is a strong correlation between age and more severe chronic and surgical wounds and increased frequency of hernia and other abdominal wall defects, as well as breast cancer, thus increasing demand for wound care and soft tissue repair products.

•	Greater Incidence of Obesity, Diabetes and Other Chronic Conditions. According to the World Health Organization, worldwide obesity has more than doubled since 1980 and in 2014, more than 1.9 billion adults, 18 years and older, were overweight, 600 million of whom were obese. The number of people with diabetes is expected to rise from 387 million in 2014 to 592 million by 2035. Obesity and diabetes can cause other chronic conditions, such as venous insufficiencies that can impair the healing process. Higher incidence of these chronic conditions and co-morbidities in turn lead to increased incidence and complexity of wounds. Obesity is also a contributing factor to the incidence of abdominal wall defects, driving demand for soft tissue repair products.

•	Increasing Acceptance of Innovative Technologies and Protocols for Complex Wound Treatment. Education and awareness of the benefits of new wound care technologies and proper wound care protocols have increased as medical institutions and professionals look to reduce healthcare costs by decreasing the length of hospital stays and the risk of infection. This expanded acceptance of best practices has resulted in a shift away from traditional lower-technology wound care modalities and increasing demand for advanced wound care treatments backed by clinical and economic evidence.

•	Increasing Awareness of and Demand for Biologics in Complex Soft Tissue Repair Procedures, such as Breast Reconstruction and Abdominal Wall Reconstruction. The increased incidence of breast cancer combined with rising awareness of post-mastectomy treatment options, including the significant psychological benefits of breast reconstruction, have resulted in increasing numbers of patients seeking breast reconstruction following mastectomy or lumpectomy. This is being driven by increasing surgeon awareness of the large body of published clinical data demonstrating better clinical outcomes from using biologic dermal matrices in soft tissue repair procedures compared to synthetic meshes.

•	Shift to Advanced Treatment Protocols Outside of the United States. In emerging markets, the incidence of chronic wounds continues to be under-addressed. As the middle class continues to grow in emerging markets, we expect there will be an increased adoption of advanced wound dressings due to access to better healthcare and greater awareness of the cost-effectiveness of advanced wound therapies for chronic wounds. In addition, in certain developed markets in Europe, there is increased momentum to provide healthcare in post-acute settings. As these post-acute settings develop further, we believe there will be increased adoption of advanced devices, including NPWT, and advanced wound dressings. While biologic dermal matrices are largely used in the United States for breast reconstruction and abdominal wall reconstruction procedures, synthetic meshes are currently more widely used outside the United States. As the awareness of benefits of biologic dermal matrices in the markets outside the United States increases, we expect that there will be increased adoption of biologic dermal matrices in soft tissue repair procedures in such markets.

Our Strategic Transformation

Since our November 2011 LBO, our management team has transformed our business. We are now a more competitive and diversified medical technology leader, well-positioned for long-term growth. The unification of our businesses under the Acelity brand in 2014 is designed to allow us to leverage our complementary product portfolio with our sales, marketing and distribution network to improve our go-to-market approach, drive increased market penetration through cross-selling opportunities and improve sales productivity across our platform. We have accomplished our business transformation through the following actions:

•	Realigning our product portfolio and expanding our addressable market by acquiring the Systagenix wound dressings business, divesting our legacy lower growth, lower margin TSS business and SPY assets, and successfully executing tuck-in technology acquisitions.

•	Successfully commercializing new product categories such as incision management, epidermal skin grafting, fat grafting and instillation NPWT.

•	Investing in our commercial infrastructure by increasing our U.S. sales organization, expanding our distributor relationships in foreign countries and re-aligning our sales organization to better address the needs of our customers.

•	Expanding and deepening our global footprint through the acquisition of Systagenix based in the United Kingdom, as well as increasing market development and product introductions in Europe and emerging markets.

•	Implementing a focused franchise model designed to better align our global research and development and marketing functions with our regional sales forces.

•	Implementing efficiencies in our systems and operations, which continue to drive significant and sustained cost savings.

Our Competitive Strengths

We believe the following competitive strengths have been instrumental to our success and position us well to grow our business:

•	Market Leadership Positions with Top Brands. We are a global market leader in both advanced wound care and soft tissue repair. Our AWT business boasts top brands in both our advanced devices and advanced wound dressings categories, including V.A.C. Therapy NPWT, V.A.C. VeraFlo Instillation Therapy and Prevena Incision Management System. In advanced wound dressings, we offer other well-recognized global brands, such as Promogran and Tielle. Our Regenerative Medicine business markets both AlloDerm and Strattice, each of which is the leading brand in the use of biologic tissue matrices for post-mastectomy breast reconstruction and abdominal wall reconstruction, respectively.

•	Clinically and Economically Superior Outcomes of Our Products. Our product offerings are backed by a large body of scientific, clinical and economic outcomes data for our AWT and Regenerative Medicine products. We have accumulated more than 1,000 peer-reviewed published clinical studies on our innovative advanced devices, including a recent third-party study by Optum LifeSciences, which assessed 8,200 patient claims and demonstrated the economic and clinical superiority of our V.A.C. products compared to competitive NPWT products. In our Regenerative Medicine business, there have been more than 170 publications establishing the differentiated benefits of AlloDerm and Strattice in breast reconstruction and abdominal wall reconstruction compared to synthetic meshes, sutures and other biologic dermal matrices. Clinically and economically superior outcomes position us well in an increasingly results-oriented healthcare market focused on achieving better outcomes for patients and enabling more efficient spending by providers, insurers and patients.

•	Strong Relationships Across the Continuum of Care. We have developed commercial channels that span the entire continuum of care, including the operating room, hospital wards, long-term care facilities, wound care clinics and patients’ homes, in order to sell our broad portfolio of complementary products that address different stages of healing. We have direct sales organizations in more than 25 countries and indirect operations in over 50 additional countries. We have developed extensive relationships with physicians, nurses, healthcare facilities, IDNs, GPOs and payers with a highly-specialized sales force, serving more than 15,000 hospitals and facilities and 600 third-party payers. Due to our capabilities across the continuum of care, we are uniquely positioned to serve patients seamlessly as they transition across our product portfolio and wound care settings.

•	Core Capabilities in Clinician Education, Third-Party Reimbursement and Customer Service. Our service model focuses on developing best practices for patient healing across the continuum of care. We conduct more than 1,200 medical education events annually, which educate more than 30,000 clinicians each year on our products. Through approximately 780 representatives in our Advantage Center in the United States, we provide clinical and customer support and bill third-party payers on covered placements of our products. We also offer 24-hour technical and clinical support to physicians, nurses and other caregivers and provide customer service and effective direct billing operations involving payers and patients. We also track wound progress of patients using our products to support coverage and reimbursement with third-party payers. Our Advantage Center is a unique competitive advantage that supports our direct sales and service channels, while many of our competitors are dependent upon distributors and third-party billers. Our collective service and clinician education capabilities enable us to participate in the creation of standards of care, maximize customer satisfaction, ensure compliance and have direct dialogue with patients, payers and clinicians.

•	Demonstrated Ability to Innovate and Commercialize New Products and Solutions. We have a long history of developing and commercializing products, such as V.A.C. Therapy, AlloDerm and Strattice, that changed the practice of medicine. Over the last several years, we have introduced new technologies to the marketplace in both our AWT and Regenerative Medicine businesses, including epidermal grafting, incision management, instillation NPWT, advanced foam dressings and fat grafting solutions. We have also focused on innovating within our services and customer support offerings, which includes our recent launch of the iOn Healing mobile application, which connects caregivers directly with our field representatives.

•	Proven Executive Leadership Team with a Long-Term Track Record of Value Creation. Our senior management team, who have on average 13 years of healthcare industry experience, have successfully executed our strategic transformation and maintained our market leadership positions in advanced wound care and soft tissue repair. We believe our management has the vision, experience and network of relationships to continue our successful growth.

Our Business Strategy

We intend to grow our business by pursuing the following strategies:

•	Grow Our Core Businesses. We believe we have significant opportunities to grow our core NPWT, advanced wound dressings, breast reconstruction and abdominal wall reconstruction business. We have recently achieved record volumes in our NPWT and breast reconstruction businesses. We are focused on continuing to grow our core businesses by leveraging our broad product portfolio and clinical and economic outcomes data to continue to expand our existing markets and penetrate new markets.

•

Focused Innovation. We have been successful in developing and commercializing new technologies, such as Prevena for closed surgical incisions and CelluTome for epidermal skin grafting. Our innovation pipeline includes several new product offerings and line extensions that we plan to launch over the next several years. In addition, we have recently implemented a focused franchise model designed to better align our global research and development and marketing functions with our regional sales forces so we develop and commercialize products and solutions well-tailored to the needs of our key customers and care settings across different geographies. We believe our global commercial strength, combined with our strong clinical reputation and service capabilities, will enable us to continue to successfully commercialize new products.

•	Geographic Expansion. We have expanded our geographic presence in the last five years to more than 75 countries and will continue to focus on deeper penetration of our existing international markets while selectively entering new markets either directly or through distributor relationships. While we have, in part, entered new markets through acquisitions, we have also successfully entered international markets through increased product registrations, tailored portfolio development, post-acute and community reimbursement initiatives and expansion of commercial channels. We have also acquired our distributors in Brazil, India and Turkey and invested direct resources into these countries and several other countries. We will continue to leverage the infrastructure and channels we have built internationally to cross-sell our products and to drive market development and product introductions in new regions.

•	Strategic Acquisitions. We intend to augment our organic growth by identifying, acquiring and integrating businesses, technologies and products that enhance our product portfolio, while diversifying our customer base and increasing our global footprint. In addition, we will continue to focus on realizing operational efficiencies from our acquisitions by maintaining a low cost global manufacturing footprint, eliminating duplicative operations and leveraging common resources across businesses. We believe that the fragmented nature of our industry will continue to provide acquisition opportunities to accelerate growth. We may also seek strategic alliances, which will allow us to pursue new opportunities with greater flexibility and lower capital commitments.

Advanced Wound Therapeutics Business

Our AWT business is focused on the development and commercialization of advanced devices and advanced wound dressings and accounted for approximately $1.420 billion, or 76.1%, of our total revenue in 2014. Geographically, the Americas and EMEA/APAC represented 70.9% and 29.1%, respectively, of total 2014 AWT revenue. The advanced devices portion of our AWT business is primarily engaged in several technology platforms, including NPWT, surgical and incision management and epidermal grafting. The advanced wound dressings portion of our AWT business is primarily engaged in our advanced wound dressings technologies for the purpose of managing chronic and acute wounds. Our AWT business is primarily conducted by KCI and its operating subsidiaries, including Systagenix.

Our AWT products help treat and manage a wide variety of wound types and conditions, including, but not limited to, surgical incisions, venous leg ulcers, trauma wounds, skin grafts, pressure ulcers, first and second degree burns, full-thickness skin grafts, or flaps, diabetic wounds (primarily diabetic foot ulcers), dehisced wounds (where a wound ruptures along surgical suture), chronic wounds (primarily ulcers) and acute wounds (disruptions in the integrity of the skin and the underlying tissues that occur during the healing process).

Advanced Devices

The table below provides a summary description of the key products within our advanced devices portfolio.

Product	Image	Description	Market Introduction
V.A.C.Ulta Therapy System		V.A.C.Ulta: (i) provides V.A.C. VeraFlo Instillation Therapy (which consists of V.A.C. Therapy coupled with automated, controlled delivery and removal of topical wound solutions in the wound bed); and (ii) can be used as the negative pressure source for ABThera open abdomen negative pressure therapy.	2011

InfoV.A.C. Therapy System		Provides a digital wound imaging feature that allows caregivers to monitor and document wound healing progress.	2007

ActiV.A.C. Therapy System		A simpler and lighter NPWT system, designed to enhance patient comfort and mobility. Automatically documents the patient’s therapy history and treatment times. Reports can be reviewed on-screen or downloaded to a computer and are electronically stored in the system.	2007

V.A.C.Via Therapy System		Designed as a single-patient use disposable NPWT device. Provides all of the clinical benefits of V.A.C. Therapy for less-complex wounds having minimal to moderate levels of exudate. Enhances patient mobility and provides discretion, enabling improved patient therapy compliance.	2010

V.A.C. Granufoam		Designed to adapt to irregular wound contours, V.A.C. GranuFoam dressings allow caregivers to use V.A.C. Therapy for a wide variety of chronic, acute and sub-acute wounds, from simple to complex, and hard-to-reach, inconveniently located wounds.	2009

Prevena Incision Management System		Provides a closed environment to protect the incision site from external infectious sources, removes exudates and approximates incision edges, all of which assist with the management of closed surgical incisions. Prevena is fully disposable and includes a battery-powered, pre-programmed therapy unit delivering negative pressure, a peel and place dressing and a carrying case.	2010

Product	Image	Description	Market Introduction
ABThera Open Abdomen Negative Pressure Therapy System		Designed specifically for the management of patients with an open abdomen. ABThera therapy is a temporary abdominal closure technique, which helps manage exudate, protect the abdominal contents and allow for rapid application. The system includes a dedicated therapy unit delivering negative pressure, which is designed to be easy to use and is made available in the operating room.	2009

CelluTome Epidermal Harvesting System		An epidermal harvesting device that allows clinicians and other medical personnel to harvest healthy epidermal skin tissue with minimal damage to the donor site. CelluTome uses heat and a slight vacuum pressure to collect a very thin layer of tissue, with the use of regulated pressure that is monitored by the clinician.	2013

We are a global market leader in the commercialization of NPWT products across all care settings. We built our NPWT product portfolio upon our proprietary V.A.C. Therapy technology, which promotes wound healing by delivering controlled and regulated negative pressure (a vacuum) to the wound bed through an open-cell foam dressing, which helps draw wound edges together, remove infectious materials and actively promotes granulation. Since its introduction, our V.A.C. Therapy technology has changed the way healthcare providers treat and manage wounds. Each of the V.A.C. Therapy systems in our NPWT product portfolio consists of a therapy unit and four types of disposables: (i) our proprietary dressings, (ii) an occlusive drape, (iii) a unique tubing system connecting the dressing to the therapy unit and (iv) a specialized canister. Our V.A.C. Therapy dressings are designed to address the unique physical characteristics of different wound types, such as large open wounds, surgical incisions and diabetic foot ulcers. Healthcare providers may select the negative pressure setting on our NPWT pumps based on prescriber preferences and requirements. The occlusive drape covers the dressing and secures the foam, thereby allowing negative pressure to be maintained at the wound site. The tubing system is both a means of delivering negative pressure therapy to a wound site as well as a proprietary feedback mechanism to measure and monitor therapy levels. The canister collects the fluids, or exudates, helps reduce odors through the use of special filters and provides for safe disposal of medical waste. The systems have a number of user-assist features to inform users of the status of therapy. For example, our V.A.C. Therapy units include safety alarms that respond in real time to signal users of any tubing blockage, dressing leakage or other condition that may interfere with appropriate therapy delivery. Our products have been developed with the needs of physicians, nurses and patients in mind. With more published clinical evidence than any competing offering, prescribers have selected our NPWT solutions for more than 9 million patients worldwide.

Our advanced devices product portfolio includes our proprietary ActiV.A.C. Therapy System and V.A.C Granufoam Dressing technologies. Revenue from our ActiV.A.C. Therapy System represented 25.1%, 27.5% and 29.3% of our total revenue for the years ended December 31, 2014, 2013 and 2012, respectively and revenue from our V.A.C. Granufoam Dressings represented 10.6%, 11.5% and 11.7% of our total revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

We have extended our product offerings to include products designed specifically for use in the surgical suite. In 2009 and 2010, we launched ABThera and Prevena, respectively, products based on our proprietary negative pressure technology platform that are designed to address unique challenges that surgeons encounter during and after procedures in the surgical setting. With ABThera, clinicians can employ our negative pressure technology in complex open abdominal procedures to help temporarily bridge abdominal wall openings where primary closure is not possible and/or repeat abdominal entries are necessary. Prevena also employs negative pressure to treat and manage closed surgical incisions that continue to drain following sutured or stapled closure and to protect the incision from external contamination, while also removing fluid and infectious material from the incision. These products include a therapy unit, application-specific dressing, tubing set, drape and canister. The levels of negative pressure for each therapy unit are pre-determined based on the surgical procedures the unit is designed to address. Relevant alarms and alerts based on the specific surgical procedure are also built into the unit. The dressings offered are designed to suit the needs of the surgeon during the surgical procedure. A tubing set connects the dressing to the therapy unit. A canister is also available to collect exudate and its size varies to accommodate levels of exudate observed for each type of surgical procedure.

In July 2013, we launched the CelluTome Epidermal Harvesting System, a product designed to produce an array of epidermal microdomes (blisters) ready for immediate transfer onto a recipient site. This technology, which can be used in the clinical or outpatient setting, utilizes a combination of gentle warmth and negative pressure to create epidermal microdomes, enabling a consistent and reproducible process to harvest autologous grafts of uniform thickness that are immediately applied to the wound bed. This technique helps minimize pain and donor site trauma, while decreasing the need for anesthesia. Epidermal grafting may reduce the course of treatment needed and clinical studies suggest that epidermal grafting may be a valuable option to close wounds.

For the last 20 years, we have worked with the medical community to develop a significant body of clinical evidence demonstrating the efficacy of our advanced devices. We believe our products provide a significant technological advantage to patients and caregivers in the management of chronic and acute wounds that may help reduce complications at a lower overall cost of care. Since we first introduced V.A.C. Therapy in 1995, more than 1,000 clinical studies proving and supporting the efficacy of our V.A.C. Therapy have been published in peer-reviewed medical journals such as The Lancet, the International Wound Journal, the World Journal of Surgery, the Plastic and Reconstructive Surgery journal, the Annals of Surgery, the Journal of Wound Care and the Annals of Plastic Surgery. A study published in the Plastic and Reconstructive Surgery journal showed a reduction in operating room visits and a decrease in hospital length of stay when using our proprietary VeraFlo with Prontosan therapy compared to V.A.C. Therapy alone in wounds that required hospital admission and surgical debridement among 142 patients included in the study. In the outpatient setting, a study by Optum LifeSciences, which we commissioned, showed compelling economic outcomes data. The study of more than 8,200 NPWT patient claims as of March 2015 provided by Optum LifeSciences showed that both 12-month wound-related costs and 12-month all-cause costs for patients treated with our NPWT products were 27% lower than compared to the same costs for patients treated by competitors’ NPWT products. In addition, independent consensus conferences have issued guidelines for the use of NPWT for diabetic foot wounds, pressure ulcers, complex chest wounds, hospital-treated wounds and open abdominal wounds.

Clinical studies have shown that our ABThera product delivers significant advantages to patients. For example, clinical data on ABThera published in the online edition of the Annals of Surgery in July 2015 observed a greater than 50% reduction in 90-day mortality in 23 adult patients who received ABThera versus the traditional Barker’s vacuum-packing technique for treatment of the open abdomen. This randomized controlled trial of ABThera supports the findings of a 2013 prospective observational study published in the World Journal of Surgery that stated that a prospective cohort study observed a 50% reduction in 30-day all-cause mortality and an increased 30-day primary fascial closure rate in patients who received ABThera versus Barker’s vacuum-packing technique for treatment of the open abdomen.

Advanced Wound Dressings

The table below provides a summary description of our key products within our advanced wound dressings product portfolio.

Product	Image	Description	Market Introduction
Promogran		An absorbent open-pored, sterile, freeze-dried matrix that is composed of 55% collagen and 45% oxidised regenerated cellulose. These are both natural materials that are readily broken down or reabsorbed when placed in the wound.	2001
Tielle		A range of hydropolymer foams with LiquaLock advanced absorption technology designed to manage different levels of exudate across a range of wound types and they come in a wide selection of shapes and sizes with or without an adhesive border.	1992
Adaptic		A primary dressing made of knitted cellulose acetate fabric and impregnated with a specially formulated petrolatum emulsion. It is designed to help protect the wound while preventing the dressing from adhering to the wound and to minimize pain and trauma upon removal.	1956
Silvercel		A sterile, non-woven pad composed of a high G (guluronic acid) alginate, carboxymethylcellulose and silver coated nylon fibers. Silvercel is a dressing for the management of chronic wounds.	2004

Our AWT business markets a portfolio of advanced wound dressings that focus on addressing chronic and acute wounds. Our dressings are also highly complementary to our advanced devices. Our dressings are often used before, during and after the use of our advanced devices at various stages of healing. Our advanced wound dressings product portfolio is designed to maintain a moist wound environment to promote healing and to protect the wound site from infection while managing exudate and odor and providing patient comfort. Our dressings utilize a variety of materials and technologies such as collagen, foam, hydropolymer, silicon, hydrocolloids, hydrogels, alginates and non-adherent layers. Our advanced wound dressings also incorporate antimicrobial materials into specialized dressings, such as silver and iodine.

Our Promogran brand is a market-leading collagen dressing that helps promote wound healing by providing the benefits of collagen and by maintaining a moist wound environment. In published scientific studies, Promogran has been proven to help restore the balance of the wound microenvironment and has demonstrated improved rates of healing in diabetic foot ulcers compared to the standard of care. Our Promogran line of products is often used for the management of diabetic foot ulcers, venous leg ulcers and pressure ulcers, as well as traumatic and surgical wounds, all of which can be complex and difficult to manage. The clinical benefits of Promogran are further enhanced in our Promogran Prisma line of dressings with the use of ionic silver, which helps protect the dressing against bacterial contamination. Our Tielle foam dressings, Adaptic contact layer dressings and Silvercel antimicrobial dressings are also leading brands designed to provide patient comfort and maintain an optimal moist wound healing environment. Adaptic Touch is often used in conjunction with NPWT to enhance patients’ comfort and safety in certain applications.

Customers

In the U.S. acute care and long-term care setting, we contract with healthcare facilities, individually or through proprietary or voluntary GPOs, that represent large numbers of hospitals and long-term care facilities. We bill these facilities directly for the rental and sale of our products. In the U.S. home care setting, we provide our AWT products and therapies to patients in the home and bill third-party payers, such as Medicare and private insurance, directly. For 2014, 2013 and 2012, U.S. Medicare placements accounted for 8%, 11% and 13%, of AWT revenue, respectively. In the United States, we primarily distribute our advanced wound dressings through independent distributors. None of our individual customers or third-party payers, other than U.S. Medicare, accounted for 10% or more of total AWT revenues for 2014, 2013 or 2012. Outside of the United States, most of our AWT revenue is generated in the post-acute and acute care settings on a direct billing basis, or through sales to distributors in countries where we have indirect operations.

Regenerative Medicine Business

Our Regenerative Medicine business is primarily focused on the development and commercialization of regenerative and reconstructive acellular dermal tissue matrices for use in general and reconstructive surgical procedures to reinforce soft tissue defects where weakness exists. Key brands within our product portfolio include our human tissue based AlloDerm and porcine tissue based Strattice in various configurations designed to meet the needs of patients and caregivers. In addition to our acellular tissue matrices, our Regenerative Medicine business markets autologous fat grafting solutions, such as Revolve, which complement our tissue matrix business. Regenerative Medicine accounted for approximately $428.1 million, or 22.9%, of our total revenue in 2014. Geographically, the Americas and EMEA/APAC represented approximately 94.5% and 5.5%, respectively, of total 2014 Regenerative Medicine revenue. Substantially all of our Regenerative Medicine revenue is generated in the United States and we continue efforts to penetrate international markets. Our Regenerative Medicine business is primarily conducted by LifeCell and its operating subsidiaries.

Regenerative Medicine Products

The table below provides a summary description of our key products within our Regenerative Medicine product portfolio.

Product	Image	Description	Market Introduction
AlloDerm		A human allograft tissue matrix product predominately used in general, plastic and reconstructive procedures that allows for a strong, intact repair in challenging hernia and breast reconstruction postmastectomy procedures by providing soft tissue reinforcement or replacement.	1995
AlloDerm Ready To Use		A reconstructive tissue matrix that supports tissue regeneration designed to have clinical and operative performance similar to AlloDerm RTM, but with added conveniences and benefits.	2012

Strattice		Porcine reconstructive tissue matrix product intended for use as an implant to reinforce soft tissue where weakness exists, including abdominal wall defects, and for the surgical repair of damaged or ruptured soft tissue membranes.	2008

Revolve		A single-patient-use, high volume autologous fat processing system designed for surgeons interested in providing their patients with natural volume enhancement solutions	2015

Our acellular tissue matrices assist in soft-tissue repair procedures by promoting tissue regeneration. Our proprietary biomaterial processing for both AlloDerm and Strattice removes cells from dermal tissue, which minimizes patient rejection and enables our tissue matrices to ultimately transition into host tissue for a strong, natural repair. This processing allows our tissue matrices to support tissue regeneration without scar formation and allows for rapid revascularization, white cell migration and cell repopulation, all of which may lead to increased resistance to infection at the surgical site. This is a key differentiator for our products when compared to synthetic implants and other competitive offerings.

Our tissue matrices are leading products in post-mastectomy breast reconstruction and complex abdominal wall reconstruction and other general, plastic and reconstructive procedures. AlloDerm has been used successfully in more than one million procedures to date, and its clinical performance in breast reconstruction post-mastectomy has been reported in over 100 peer-reviewed articles, which is more than all competitive products combined. With recent advances in both technology and surgical technique, more women are choosing breast reconstruction procedures post-mastectomy, and AlloDerm is a best-in-class choice for tissue reinforcement for these procedures. Revenue from AlloDerm represented 13.7%, 14.0% and 12.3% of our total revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

Strattice is used primarily by surgeons to reinforce tissue where weakness exists, including hernia and body wall defects often encountered in the growing number of patients with multiple comorbidities and prior hernia repair surgeries. A May 2013 analysis from a U.S. national database of public and private claims reported that the use of biological matrices, such as Strattice, resulted in up to a five-fold decrease in complication rates and a two-fold decrease in total costs over an 18-month time period for the average complex abdominal wall reconstruction patient. Revenue from Strattice represented 9.0%, 11.4% and 11.1% of our total revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

Our fat grafting products allow surgeons to offer their patients natural, volume enhancing procedures that use the patient’s own tissue to enhance volume. Our fat grafting product, Revolve, harvests and transfers adipose tissue or body fat from one area of the body to another.

Customers

Our Regenerative Medicine products are used primarily by plastic and general surgeons. Hospitals and ambulatory surgical centers, or ASCs, are the primary purchasers of our products, and we contract with healthcare facilities individually or through proprietary hospital groups, integrated delivery networks and GPOs that represent large numbers of hospitals and long-term care facilities. None of our customers or third-party payers accounted for 10% or more of total Regenerative Medicine revenues for 2014, 2013 or 2012.

Sales and Marketing

We promote, market and sell our products through a sales organization comprised of direct sales employees, independent agencies and distributor partners. Our AWT and Regenerative Medicine sales operations are geographically diverse with direct sales in over 25 countries and indirect operations in over 50 additional countries. We support the efforts of both our direct sales employees and third-party partners through the deployment of clinical consultants, all of whom are healthcare professionals. These specialists provide technical expertise relating to our products and engage surgeons and hospitals directly to assist them in better understanding product capabilities, value propositions and market trends.

As of June 30, 2015, our U.S. direct sales organization consists of approximately 1,000 employees, covering the continuum of care. We also continually train our sales team to ensure familiarity with our portfolio of products. The principal markets, products and methods of distribution in our businesses’ international operations vary with market size and stage of development. Our principal international markets are currently in Canada, Western Europe, Japan and the Middle East, and we are currently expanding sales and marketing resources in order to capitalize on opportunities in other markets, such as emerging markets in the Asia Pacific region and Latin America. Generally, we maintain a geographically based sales network that we believe provides greater flexibility in international markets. Our international sales network consists of approximately 700 direct sales employees and approximately 350 distribution partners.

Recent Marketing Initiative

Launched in February 2015, the new Acelity mobile application, iOn Healing, offers a suite of tools designed to improve customer support. The mobile application allows healthcare providers to connect directly with our representatives to facilitate the sharing of wound information and discussion of treatment options involving our products. The application also enables users to initiate orders for our NPWT products.

AWT Business

We distribute our AWT products with direct service infrastructure in the United States as well as through third-party logistics providers in the United States and other markets outside the United States where we have direct operations. In the United States, we primarily distribute our advanced wound dressings through independent distributors. We primarily rely on independent distributors in many of our international markets who generally control the importation and marketing of our product within their territories. Our AWT products are utilized in acute care hospitals and facilities, long-term care facilities and in customers’ homes. Because physicians and nurses are critical to the adoption and use of our advanced devices and dressings, a major element of our marketing focus is to educate and train these medical practitioners in the application of our products. We equip clinical consultants with the specific knowledge necessary to drive optimal clinical outcomes, restore patient well-being and reduce the cost of patient care.

Regenerative Medicine Business

We currently market our Regenerative Medicine products in the United States primarily for abdominal wall reconstruction, breast reconstruction post-mastectomy, general reconstruction and cosmetic applications through our direct sales and marketing organization. Since 2009, we have commercialized Strattice in 18 countries in our EMEA geographic region, where we have initially contracted directly with hospitals for use in complex abdominal wall reconstruction and breast reconstruction. Our sales representatives in the United States and EMEA primarily interact with plastic surgeons and general surgeons to educate them regarding the use and potential benefits of our tissue-related products. We are a leader in the industry for delivering professional medical education, including hands-on bioskill labs, national and international conferences, trade shows and medical symposia featuring some of the most well-regarded and influential surgeons in their respective fields. We also participate in numerous national fellowship programs with world-renowned institutions. In addition to our direct sales and marketing efforts, we partner with several companies for the sales and marketing of our acellular tissue matrices in dental, orthopedic and urogynecoligical procedures. These partners include BioHorizons Implant Systems, Inc., Wright Medical Group, Inc., Boston Scientific Corporation, and Tornier N.V. for the distribution and marketing of our tissue matrix products in the United States and certain international markets. These partnered relationships accounted for approximately $12.2 million, or 2.8%, of our total 2014 Regenerative Medicine revenue. LifeCell also manufactures GRAFTJACKET for wounds, which is distributed by our AWT business.

Support and Infrastructure

Our service and support model focuses on developing best practices for patient healing across a complex continuum of care. We conduct more than 1,200 medical education events annually, which educate approximately 30,000 clinicians each year on our products. We also offer 24-hour technical and clinical support to physicians, nurses and other caregivers and provide customer service and effective direct billing operations involving payers and patients through our Advantage Center, which is supported by approximately 780 employees located in the United States. Our Advantage Center provides extensive customer support, which frequently includes obtaining payer approval and authorization for our products and therapies, order fulfillment and product delivery support, direct billing of third-party payers on covered placements of our products. Additionally, our Advantage Center, whose staff includes many clinically trained personnel, also provides clinical support to ensure the safe and effective use of our products and therapies. We believe the vertically integrated capabilities we offer through our Advantage Center is a unique competitive advantage, allowing us to interact directly with payers, patients and their caregivers without having to rely on third-party distributors or Home Medical Equipment providers for this important function. This enables us to ensure quality and compliance, while retaining top-to-bottom margins that are unavailable to our competitors who must use third parties for this key competency. These core service and support capabilities enable us to participate in the creation of standards of care, maximize customer satisfaction, ensure compliance and have direct dialogue with patients, payers and clinicians.

Competition

Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. We believe that the principal competitive factors in our markets are:

•	quality, reliability and ease of use;

•	price;

•	differentiated product features that deliver superior clinical outcomes and economic value;

•	clinical support and education for customers on product use and clinical practice;

•	innovation capabilities to bring new products to market that meet customer needs;

•	dedicated, around-the-clock customer service for technical, clinical and reimbursement support; and

•	deep-rooted relationships with customers and buyers.

Our AWT products compete with various commercially available negative pressure therapy products as well as other traditional modalities in wound care. Key competitors to our AWT business include 3M Health Care Ltd., Cardinal Health, Inc., Coloplast Corp, ConvaTec Inc., MiMedx Group Inc., Mölnlycke Health Care, Organogenesis Inc., Smith & Nephew plc. and The Hartmann Group. In addition, there are several smaller regional companies that have introduced medical devices designed to compete with our AWT products.

Our Regenerative Medicine products compete with various commercially available products made from synthetic materials or biologic materials of human or animal tissue origin. Our tissue matrix products compete with products marketed by such companies as Allergan plc, Atrium Medical Corporation, Baxter International Inc., Cook Inc., Covidien plc, C.R. Bard Inc., Johnson & Johnson, TEI Biosciences Inc., and W.L. Gore & Associates, Inc. In addition, there are several smaller companies that have introduced synthetic or biologic materials designed to compete with our Regenerative Medicine products.

We also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, as well as to acquire technologies and technology licenses complementary to our products or advantageous to our business.

We are aware of several companies that compete or are developing technologies in our current and future product areas. As a result, we expect competition to remain intense. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement, are cost effective and are safe and effective.

Suppliers, Raw Materials and Manufacturing

We have a strong base of more than 200 third-party raw material suppliers located around the world. These suppliers support our supply chain strategy that involves minimizing our capital investment, controlling costs and shortening cycle times. We work closely with our suppliers to ensure our inventory needs are met while maintaining high quality and reliability. We select our suppliers carefully. All potential new suppliers are evaluated across multiple factors including, but not limited to, manufacturing capability, compliance with our internal quality system requirements, compliance with international standards, as required, stability and continuity of supply and financial stability prior to becoming one of our approved suppliers. Only raw material from approved suppliers is used in the manufacture of our products.

Our existing suppliers are audited at pre-determined intervals, either through on-site audits or remote monitoring, to ensure their standards are maintained and our internal quality system requirements are met. In addition, each of our existing suppliers are evaluated every six months to confirm quality of performance and supply and to identify any new risks that may arise within the raw material supply chain.

We have entered into long-term supply contracts with our largest suppliers of raw materials, which are typically multi-year agreements that include supply and delivery commitments and exclusivity and pricing terms. In order to manage any single source suppliers, we maintain redundant manufacturing capabilities for certain of our products to ensure we maintain sufficient inventory consistent with good practice and production lead-times. We believe our supplier relationships will be able to support our potential capacity needs for the foreseeable future. To date, we have not experienced any significant difficulty locating and obtaining the suppliers or materials necessary to fulfill our production requirements.

AWT Business

Component parts and materials for our AWT products are obtained from industrial distributors, original equipment manufacturers and contract manufacturers. The majority of parts and materials are readily available in the open market (steel, aluminum, plastics, fabrics, polymers, pumps, electronic components, etc.). Substantially all of the raw materials used in the manufacture of both our AWT devices and dressings are procured from single source suppliers. As part of our normal business process, we continue to develop and qualify second source suppliers where needed.

The manufacture of our AWT devices and disposables is conducted at our manufacturing facilities in Athlone, Ireland, Peer, Belgium, and the manufacturing facilities of third-party contract manufacturers in Mexico and the United Kingdom. The manufacture of our advanced wound dressings is primarily conducted at our manufacturing facility in Gargrave, England, and, to a lesser extent, at the manufacturing facilities of third-party contract manufacturers in the United Kingdom. We plan to leverage our existing infrastructure and manufacturing capabilities to expand internal production for our AWT devices, disposables and dressings in the future. Our manufacturing processes for our AWT devices involve producing final assemblies in accordance with a master production plan. Assembly of our devices is accomplished using metal parts, plastics, electronics and other materials and component parts that are primarily purchased from outside suppliers. Our manufacturing processes and quality systems are designed to comply with appropriate FDA and International Organization for Standardization, ISO, requirements.

Regenerative Medicine Business

Our Regenerative Medicine business is dependent on the availability of sufficient quantities of raw materials, including donated human cadaveric tissue, porcine tissue and other materials required for tissue processing. Our xenograft tissue matrix products are made from porcine skin tissue. We have two qualified porcine tissue suppliers. Our primary porcine tissue source is supplied by three separate breeding herd farms that are isolated for biosecurity. Our allograft tissue matrix products are made from donated human dermal tissue. We obtain all of our donated human cadaveric tissue from multiple tissue banks and organ procurement organizations in the United States. These tissue banks and organ procurement organizations are subject to U.S. federal and state regulations, including the National Organ Transplant Act, NOTA. We require supplying tissue banks and organ procurement organizations to comply with the guidelines of, and be registered by, the FDA. NOTA applies to allograft tissue products and xenograft tissue products. Our materials and porcine tissue suppliers are subject to extensive regulatory requirements applicable to their operations, including oversight and regulation by the U.S. Department of Agriculture. Most of our critical raw materials for our Regenerative Medicine business have secondary sources of supply. When we do not have second sources, we manage our materials and solutions inventories to provide for business continuity in case of a supplier disruption. We are currently in the process of identifying and validating secondary sources.

Our Regenerative Medicine manufacturing operations are located at a single location in Branchburg, New Jersey, with primary warehousing and distribution being conducted at a separate location in the immediate vicinity of the manufacturing plant. Warehousing and distribution of products supporting our EMEA Regenerative Medicine business are conducted from a distribution center in the Netherlands. We maintain inventory of our tissue matrix products for direct sales, and we periodically ship product to our distributors, which they maintain in inventory until final sale. Our autologous fat grafting products are manufactured by a third-party supplier in the United States.

Research, Development and Clinical Sciences

We have made significant investments in our product development capabilities to enhance our product lines, and believe that ongoing research and development efforts are essential to our success. Our product design teams consist of engineers, product managers and clinical consultants, who work closely together in an integrated product development process to design, enhance and validate our technologies and techniques.

Our research and development efforts include the development of new and synergistic technologies across the continuum of wound care, including tissue regeneration, preservation and repair, and new applications of negative pressure technology and advanced wound dressings. Our research and development program is also leveraging our core understanding of biological tissues in order to develop biosurgery products in our Regenerative Medicine business. We continue to focus our efforts in developing new cost-effective products and technologies that result in superior clinical outcomes. One of our primary focuses for innovation is to gain greater insights into areas of high clinical need, where we can bring new product solutions with novel technologies to help clinicians address these problems. In addition, we strive to improve the value proposition of our products by increasing their clinical and economic benefits and by improving their ease of use. Expenditures for research and development, including clinical trials, in each of the periods below, were as follows:

	Year ended December 31,
($ in thousands)	2014	2013	2012
Research and development expenses	$69,321	$75,577	$71,712

Our teams of scientists and engineers conduct extensive electronic and mechanical testing on all NPWT units and dressings throughout the development process. We use a disciplined design control process for developing all of our products as prescribed by the FDA. This involves developing product design inputs through direct feedback from prospective users of the products, then verifying that these characteristics have been met upon completing the product development process. Most of our products are either Human Tissue Products or Class II medical devices. For Class II devices, we submit 510(k) applications to the FDA for clearance to market the products. Many of NPWT units and dressings are used by a wide spectrum of clinical professionals. As such, we conduct extensive Human Usability Testing in our advanced testing center to ensure that our ease-of-use features are properly executed by all levels of staff, from physicians and nurses to patients.

Intellectual Property

Our success depends, in part, upon our ability to protect, maintain and enforce our intellectual property. To protect our proprietary rights in our products, new developments, improvements and inventions, we rely on a combination of patents, trademarks, trade secrets and other intellectual property rights, and contractual restrictions on use, disclosure and copying, as well as, contractual obligations with respect to ownership and transfer of title. We seek to proactively protect our innovations by filing U.S. and foreign patent applications, and our growing intellectual property portfolio reflects a significant investment. We have also acquired intellectual property rights via the strategic acquisition or license of patents from third parties to complement our internally-developed intellectual property assets. For example, we rely in part on patent rights acquired from third parties for commercialization of our Prevena product line.

We utilize both in-house and external specialist intellectual property lawyers to oversee and prosecute our intellectual property assets. As of June 30, 2015, we owned or in-licensed approximately 430 issued U.S. patents, 1,950 issued foreign patents, 400 pending U.S. patent applications and 1,200 pending foreign patent applications. Most of the patents in our patent portfolio have a term of 20 years from their date of priority. Many of our products and services are offered under proprietary trademarks. As of June 30, 2015, we owned approximately 90 U.S. trademark registrations, 1,600 foreign trademark registrations, 30 pending U.S. applications to register trademarks and 260 foreign applications to register trademarks.

We also believe that our knowledge and experience and our trade secret, know-how and other confidential information with respect to development and manufacturing processes, materials and product design have been important in maintaining our proprietary product lines and in developing and maintaining our competitive position. We protect our proprietary rights in trade secrets and know-how through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, suppliers, strategic partners, co-developers, employees, consultants and others who may have access to our confidential and proprietary information. As a condition of employment, we generally require employees to execute a confidentiality agreement relating to proprietary information and assignment of patents and other intellectual property rights to us. We do not consider our business to be materially dependent upon any individual patent, trademark or trade secret. See “—Legal Proceedings.”

Employees

As of December 31, 2014, we had approximately 5,700 employees worldwide, approximately 5,600 of whom were full time employees and the majority of whom were located in North America. Other major concentrations of employees are located in Europe and at our manufacturing, research and development, engineering and shared services operations based in the United Kingdom, Ireland, Belgium and Hungary. We recognize a union for a portion of our direct employees at our manufacturing plant in Gargrave, England, which was acquired in connection with our acquisition of Systagenix in 2013. We consider our relationship with our employees to be good.

Properties

We own our corporate headquarters, which is located in San Antonio, Texas. In addition, we lease office space in San Antonio, Texas, Bridgewater, New Jersey and Gatwick, England, which are used for sales and marketing, customer service, research and development facilities, information technology and for general corporate purposes. We also lease service centers in countries where we have direct operations. We conduct our Regenerative Medicine manufacturing operations, including tissue processing, warehousing and distribution at two leased facilities in Branchburg, New Jersey, which includes office, laboratory, manufacturing and warehouse space. We maintain AWT engineering operations in the United States and maintain AWT manufacturing and engineering operations in the United Kingdom, Ireland and Belgium. We believe that all buildings, machinery and equipment are in good condition, suitable for their purposes and are maintained on a basis consistent with sound operations and that our current facilities will be adequate to meet our needs for 2015 and 2016.

The following is a summary of our primary facilities:

Location	Description	Segment	Owned or Leased
San Antonio, TX	Corporate Headquarters	Corporate	Owned
Bridgewater, NJ	LifeCell Offices	Regenerative Medicine	Leased
Gatwick, England	Systagenix Offices	AWT	Leased
Branchburg, NJ	Manufacturing Plant	Regenerative Medicine	Leased
San Antonio, TX	R&D and Medical Facility	AWT	Leased
San Antonio, TX	Billings, Collections and Customer Service	AWT	Leased
San Antonio, TX	Information Technology and Training	Shared Services	Leased
San Antonio, TX	Technical Service Center	AWT	Leased
Budapest, Hungary	Financial and Other Shared Services	Shared Services	Leased
Dorset, England	R&D and Administrative Offices	AWT	Leased
Athlone, Ireland	Manufacturing Plant	AWT	Leased
Peer, Belgium	Manufacturing Plant	AWT	Leased
Gargrave, England	Manufacturing Plant	AWT	Owned

When the applicable lease terms expire, we may extend our leases or choose to let the initial lease expire and find alternative space to purchase or lease.

We intend to add new facilities or expand existing facilities as we expand our operations, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion.

Government Regulation and Other Considerations

Our products are subject to regulation by numerous U.S. and foreign government agencies, including the FDA, and various laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our products. We are also governed by U.S. federal, state, local and international laws of general applicability, such as those regulating employee health and safety and the protection of the environment. Overall, the scope and extent of U.S. and foreign laws and regulations applicable to our business is increasing.

United States Regulation of Medical Devices

All of our medical devices sold in the United States are subject to the Federal Food, Drug, and Cosmetic Act as implemented and enforced by the FDA. The FDA and, in some cases, other government agencies administer requirements covering the design, development, testing, safety, effectiveness, manufacturing, labeling, promotion, advertising, distribution and post-market surveillance of our products. Unless an exemption applies or the product is a Class I device, each medical device that we market must first receive either premarket notification clearance (by filing a 510(k) submission) or premarket approval (by filing a premarket approval application, or a PMA) from the FDA. In addition, certain modifications made to marketed devices also may require 510(k) clearance or approval of a PMA supplement. The process of obtaining FDA clearance or approval of a medical device can be lengthy and costly. The FDA’s 510(k) clearance process usually takes from three to

12 months, but it can take longer. The process of obtaining PMA approval is much more costly, lengthy, and uncertain, and is generally preceded by the conduct of a well-controlled clinical study. The PMA review and approval process generally takes from one to three years, but it can take longer.

In addition to regulations governing 510(k) and PMA submissions, we are subject to regulations governing the conduct of clinical investigations; device listing and establishment registration; the manufacture and control of our devices, as set forth in the QSR; labeling; and promotion; reporting of adverse events and device malfunctions; post-approval restrictions or conditions, including post-approval study commitments; post-market surveillance requirements; and reporting requirements for product recalls, or corrections or removals in the field. Our manufacturing facilities, as well as those of certain of our suppliers, are subject to periodic and for-cause inspections by the FDA and other governmental authorities to verify compliance with the QSR and other regulatory requirements.

United States Regulation of Human Tissue Products

All of our human tissue products are subject to FDA regulatory requirements for human cells, tissues and cellular and tissue-based products, or HCT/Ps. Certain HCT/Ps are regulated solely under Section 361 of the Public Health Service Act and are referred to as “Section 361 HCT/Ps,” while other HCT/Ps are subject to the FDA’s regulatory requirements for medical devices and/or biologics. A product that is regulated as a Section 361 HCT/P generally may be commercially distributed without prior FDA clearance or approval. However, all HCT/Ps, including Section 361 HCT/Ps, must comply with the FDA’s regulations for donor screening and Good Tissue Practices, or GTPs, as described further below. We believe that allograft products, AlloDerm, Cymetra®, GRAFTJACKET and Repliform®, satisfy the FDA requirements for regulation solely as Section 361 HCT/Ps and, therefore, are not subject to FDA’s requirements for medical devices and biologics and do not require FDA clearance or approval prior to commercial distribution. Our determination that our allograft products are eligible for regulation as HCT/Ps is limited to their current intended uses. In the future, we may wish to market our allograft products for new intended uses, which may require premarket clearance or approval under FDA medical device or biologic regulations.

The FDA has established regulations for HCT/Ps (including Section 361 HCT/Ps) that require tissue donors to be screened and tested for relevant communicable diseases and require manufacturers of HCT/Ps to follow GTPs in their recovery, processing, storage, labeling, packaging and distribution of HCT/Ps to prevent the introduction, transmission or spread of communicable diseases. The FDA regulations for HCT/Ps also require us to report adverse reactions and deviations from donor screening and other applicable requirements. Product listing and establishment registration requirements also apply to our HCT/Ps. The facilities we use to process our HCT/Ps are subject to periodic and for-cause inspections by the FDA and other governmental authorities to verify compliance with GTPs and these other regulatory requirements.

In addition to the FDA regulations applicable to our products, procurement of certain human organs and tissue is subject to other federal requirements, such as NOTA. A few but increasing number of states, including Florida, California, Oklahoma, Illinois, New York and Maryland, impose their own regulatory requirements on establishments involved in the processing, handling, storage and distribution of human tissue. LifeCell is also accredited by the American Association of Tissue Banks, or the AATB, and voluntarily complies with its guidelines.

On June 1, 2015, the FDA issued a Warning Letter to LifeCell, stating that the company’s Strattice BPS Reconstructive Tissue matrix, which was cleared by the FDA for reinforcement of soft tissue in plastic and reconstructive surgery, was being improperly promoted for breast reconstructive surgery applications, which the FDA stated represented a major change to its intended use. LifeCell promptly responded to the warning letter and implemented immediate corrective actions. We do not believe that the adjustments required to our promotion activities for Strattice BPS will have a material impact on our business, financial condition or results of operations.

Other Regulatory Requirements

We are also subject to additional laws and regulations that govern our business operations, products and technologies, including:

•	U.S. federal, state and foreign anti-kickback laws and regulations, which generally prohibit payments to physicians or other purchasers of medical products as an inducement to purchase or prescribe a product;

•	the Stark law, which prohibits physicians from referring Medicare or Medicaid patients to a provider that bills these programs for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that provider;

•	U.S. federal and state laws and regulations that protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of such information, in particular, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act;

•	the Sunshine Act, which requires public disclosure of the financial relationships of United States physicians and teaching hospitals with applicable manufacturers, including medical device and biologics companies;

•	the False Claims Act, which prohibits the submission of false or otherwise improper claims for payment to a federally funded healthcare program, and healthcare fraud statutes that prohibit false statements and improper claims to any third-party payer; and

•	the FCPA, which can be used to prosecute companies in the United States for certain improper arrangements with foreign government officials or other parties outside the United States.

Failure to comply with these laws and regulations could result in criminal liability, significant fines or penalties, negative publicity and substantial costs and expenses associated with investigation and enforcement activities. To assist in our compliance efforts, we adhere to many codes of ethics and conduct regarding our sales and marketing activities in the United States and other countries in which we operate. In addition, we have in place a dedicated Chief Compliance Officer and compliance team to implement, monitor and improve our internal business compliance programs and policies.

International Regulation

Internationally, the regulation of medical devices is complex. These laws range from comprehensive device approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, also are components of most of these regulatory systems. Most of our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. For example, the European Commission, or the EC, has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these regulations, manufacturing plants must have received quality system certification from a “Notified Body” in order to sell products within the member states of the European Union. Medical devices deemed to be in the high risk classification, such as Strattice, further undergo a distinct design review by the Notified Body. Certification allows manufacturers to affix a “CE” mark to the products. Products covered by the EC regulations that do not bear the CE mark may not be sold or distributed within the European Union. Although the more variable national requirements under which medical devices were formerly regulated have been substantially replaced by the European Union Medical Devices Directive, individual nations can still impose unique requirements that may require supplemental submissions.

In June 2015, our competent regulatory authority in France issued findings requiring us to withdraw and cease the distribution and marketing of Strattice reconstructive tissue matrix for the intended use of breast reconstruction in France. The decision was based on a review of certain reported adverse events at two clinical study sites in France. We are currently in discussions with several regulatory agencies in Europe as well as our MDD notified body with respect to the safety and efficacy profile of Strattice in breast reconstruction procedures. Among the other countries, only Belgium has required us to temporarily cease the distribution and marketing of Strattice for breast reconstruction while the Belgium competent authority reviews the safety data we have provided. While we believe the safety and efficacy profile of Strattice globally meets all MDD requirements and supports our existing clearance for all reconstructive indications (including breast reconstruction and hernia repair), other countries or our MDD notified body may take regulatory actions that could suspend marketing and distribution in individual countries or in the European Union as a whole, or we could be required to submit additional safety or other clinical data in order to support our existing clearance. If Strattice were to be removed from other countries or if our MDD regulatory clearance were revoked, our Regenerative Medicine business and its growth prospects over the next several years could be materially impacted. For the year ended December 31, 2014, our total Strattice revenue for breast reconstruction procedures in France and Belgium combined and in the entire European Union was $0.3 million and $10.2 million, respectively. For the year ended December 31, 2014, our total Strattice revenue for all procedures in France and Belgium combined and in the entire European Union was $1.7 million and $21.3 million, respectively.

To be sold in Japan, most medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval through a pre-market approval application, or shonin. The Japanese government, through the Ministry of Health, Labour, and Welfare, or the MHLW, regulates medical devices under the Pharmaceutical Affairs Law, or the PAL. Oversight for medical devices is conducted through the Pharmaceutical and Medical Devices Agency, or the PMDA, a government organization responsible for scientific review of market authorization applications, and inspection and auditing of manufacturers to ensure compliance with clinical, laboratory, and manufacturing practice requirements. Penalties for a company’s noncompliance with PAL could be severe, including revocation or suspension of a company’s business license and criminal sanctions. We are subject to inspection for compliance by the MHLW and the PMDA.

The regulation of our human tissue products outside the United States varies by country and is complex and constantly evolving. A limited amount of our human tissue products is currently distributed in several countries internationally. Certain countries where we do not currently sell our human tissue products regulate human tissue products as pharmaceutical products, which would require us to make extensive filings and obtain regulatory approvals before selling our product in such countries. Certain countries classify our products as human tissue for transplantation but may restrict their import or sale. Certain foreign countries have laws similar to NOTA. These laws may restrict the amount that we can charge for our products and may restrict our ability to export or distribute our products to licensed not-for-profit organizations in those countries. Other countries have no applicable regulations regarding the import or sale of human tissue products similar to our products, creating uncertainty as to what standards we may be required to meet.

In many of the other foreign countries in which we market our products, we may be subject to requirements affecting, among other things:

•	product standards and specifications;

•	packaging;

•	labeling;

•	quality systems;

•	imports;

•	tariffs;

•	duties; and

•	taxes.

Many of the requirements applicable to our devices and products in these countries are similar to those of the FDA. In some regions, the level of government regulation of medical devices is increasing, which can lengthen time to market and increase registration and approval costs. In many countries, the national health or social security organizations require the Company’s products to be qualified before they can be marketed and considered eligible for reimbursement.

Healthcare Initiatives and Reimbursement

Government and private sector initiatives to control the increasing cost of healthcare, including price regulation and competitive pricing, coverage and payment policies, comparative and cost-effectiveness analyses, technology assessments and managed-care arrangements, are continuing in many geographies where we do business, including the United States, Europe and Japan. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. For example, government programs, private healthcare insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for procedures or treatments, and some third-party payers require their pre-approval before medical devices or therapies are utilized by patients. These various initiatives have created increased price sensitivity over medical products generally and may impact demand for our products. A substantial portion of AWT and Regenerative Medicine product placements are subject to reimbursement coverage criteria from various public and private third-party payers, including government-funded programs, and other publicly funded health plans in foreign jurisdictions. As a result, the demand and payment for our products are dependent, in part, on the reimbursement policies of these payers. Payment by government entities for our products in the United States is subject to regulation by CMS and comparable state agencies responsible for reimbursement and regulation of healthcare items and services. Reimbursement fee schedules regulate the amount the United States government will reimburse hospitals, providers and suppliers for the care of persons covered by Medicare. This includes in some instances determining whether specific technologies, and their correlating procedures, are covered, and if so, what the payment rate may be. Changes in current reimbursement levels could have an adverse effect on market demand and our pricing flexibility.

In the U.S. home care market, our NPWT products are subject to Medicare Part B reimbursement and many U.S. commercial insurers have adopted coverage criteria similar to Medicare standards. For the year ended December 31, 2014, U.S. Medicare placements of our NPWT products represented approximately 6.5% of our total revenue. We maintain CMS deemed accreditation in the U.S. through the Accreditation Commission for Health Care, or the ACHC. Our U.S. Service Centers are subject to numerous unannounced federal and state reimbursement and licensing agency inspections, in addition to the tri-annual ACHC reaccreditation survey visits. From time to time, CMS periodically initiates payment schedule changes and bidding programs that affect our home care NPWT business. Our revenue from U.S. Medicare placements of NPWT products is now subject to Medicare’s durable medical equipment competitive bidding program. On January 30, 2013, as part of this competitive bidding program, CMS announced new reimbursement rates for Medicare patients in the home, which became effective July 1, 2013. This program resulted in an average reimbursement decline of 41% for NPWT across the 91 major metropolitan areas. These 91 areas represent approximately 45% of our U.S. Medicare Part B business. Reimbursement for the NPWT business has also been impacted by the competitive bidding program in an additional 9 areas as of January 1, 2014, with a similar reimbursement decline of 42%. These 9 areas represent an additional 10% of our U.S. Medicare Part B business. The areas impacted by competitive bidding will be re-bid at the expiration of the current 3-year Medicare contracts, with new rates going into effect July 1, 2016 for the initial 91 MSAs, and January 1, 2017 for the subsequent 9 MSAs. Additionally, all non-bid areas, representing 45% of our U.S. Medicare Part B business, will be subject to reimbursement decreases equivalent to regional averages of the competitive bidding rates beginning January 1, 2016. The new rates will be phased in beginning January 1, 2016 and fully in effect by July 1, 2016.

Additionally, sequestration cuts of 2% were implemented to all Medicare Part A and B fee-for-service payments, including items under Medicare competitive bidding contracts that began on April 1, 2013. CMS applies the 2% reduction to all claims after determining patient coinsurance and any other applicable deductible and Medicare secondary payment adjustments. The sequestration cut is in place until 2024 unless Congress acts.

We also are subject to routine pre-payment and post-payment audits of durable medical equipment, or DME, claims submitted to Medicare Part B. These audits typically involve a complex medical review, by Medicare or its designated contractors and representatives, of documentation supporting the therapy provided by us. While Medicare requires us to obtain a comprehensive physician order prior to providing products and services, we are not required to obtain the written medical record in advance of therapy as long as the underlying medical records reported to us support the coverage criteria and medical necessity information included in such claim. Following a Medicare request for supporting documentation, we are obligated to procure and submit the underlying medical records retained by various clinical providers, medical facilities and prescribers. Obtaining these medical records in connection with a claims audit may be challenging and, in any event, all of these records are subject to further examination, interpretation and dispute by an auditing authority. Under standard Medicare procedures, we are entitled to demonstrate the sufficiency of documentation and the establishment of medical necessity, and we have the right to appeal any adverse determinations. If a determination is made that our records or the patients’ medical records are insufficient to meet medical necessity or Medicare reimbursement requirements for the claims, we could be subject to denial or overpayment demands for claims submitted for Medicare reimbursement. In the rare event that an audit results in major discrepancies of claims records which lacked proof of medical necessity, Medicare may be entitled to take additional corrective measures, including: extrapolation of the results of the audit across a wider population of claims, submitting recoupment demands for claims other than those examined in the audit, or placing the organization on a full prepayment review. Over the twelve month period ended June 30, 2015, these audits have averaged approximately 12% of our claims. While eventually receiving payment on a high percent of the claims subject to these audits, payment timeliness may range from a few months up to a year resulting in increasing Medicare accounts receivable balances.

Healthcare cost containment efforts have also prompted domestic hospitals and other customers of medical device manufacturers to consolidate into larger purchasing groups to enhance purchasing power, and this trend is expected to continue. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are larger, more complex and tend to involve more long-term contracts than in the past. These larger customers, due to their enhanced purchasing power, may attempt to increase the pressure on product pricing.

Foreign governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare items and services. We are continuing our efforts to obtain expanded reimbursement for our products and related disposables in foreign jurisdictions. These efforts have resulted in varying levels of reimbursement for our products from private and public payers in multiple jurisdictions, primarily in the acute care setting. Generally, our NPWT products are covered and reimbursed in the inpatient hospital setting and to some extent, depending on the country, in post-acute or community-based care settings (Austria, Switzerland and some regions in Italy). However, in certain countries, such as Germany, the United Kingdom, France and Spain, post-acute care coverage and reimbursement are largely provided on a case-by-case basis and multiple efforts are underway with certain countries to secure consistent coverage and reimbursement policies in community-based outpatient care settings. In targeted countries, we are utilizing accepted “coverage with evidence” mechanisms in close cooperation with local clinicians and clinical centers, government health ministry officials and, in some cases, private payers to obtain the necessary evidence to support adequate coverage and reimbursement. Overall, the prospects of achieving broader global coverage and reimbursement for our products in both acute and post-acute settings are dependent upon the controls applied by governments and private payers with regard to rising healthcare costs. We believe that our plans to achieve positive coverage and reimbursement decisions for our products outside the United States are supported by the growing requirements to provide supporting clinical and economic evidence.

Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act were enacted into law in the United States, which included a number of provisions aimed at improving the quality and decreasing the costs of healthcare. Under the legislation, it is expected that expanded healthcare coverage will be made available to an additional 30 million Americans. The increased costs to the U.S. government are expected to be funded through a combination of payment reductions for providers over time and several new taxes. The legislation imposed, among other things, an excise tax of 2.3% of any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. We are subject to this excise tax on our sales of certain medical devices we manufacture, produce or import. In fiscal years 2014 and 2013, we paid approximately $14.1 million and $13.5 million, respectively, related to the medical device tax. The legislation also provides for the establishment of an Independent Payment Advisory Board that could recommend changes in Medicare payment under certain circumstances. In addition, the legislation authorizes certain voluntary demonstration projects around development of bundling payments for acute, inpatient hospital services, physician services, and post-acute services for episodes of hospital care and also increases fraud and abuse penalties and expands the scope and reach of the federal False Claims Act and government enforcement tools, which may adversely impact healthcare companies. The new law or any future legislation could reduce medical procedure volumes, lower reimbursement for our products, and impact the demand for our products or the prices at which we sell our products.

Environmental, Health and Safety Matters

Our facilities and operations are subject to a variety of environmental, health and safety laws and regulations, including those of the Environmental Protection Agency, or EPA, and equivalent state, local and foreign regulatory agencies in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, soil and groundwater contamination, the use, handling and disposal of hazardous substances and wastes and public and employee health and safety. Our manufacturing facilities use, in varying degrees, hazardous substances in their processes, which have the potential to result in contamination to our properties. Contamination at our currently and formerly owned or operated properties can result and has resulted in liability to us, for which we have previously recorded appropriate reserves as needed.

Legal Proceedings

Intellectual Property Litigation

As the owner and exclusive licensee of patents, from time to time, we are a party to proceedings challenging these patents, including challenges in U.S. federal courts, foreign courts, foreign patent offices and the U.S. Patent and Trademark Office. Additionally, from time to time, we are a party to litigation we initiate against others we contend infringe these patents, which often results in counterclaims regarding the validity of such patents. At other times, we are party to litigation initiated by others who contend we infringe their patents. It is not possible to reliably predict the outcome of the proceedings described below. However, if we are unable to effectively enforce our intellectual property rights, third parties may become more aggressive in the marketing of competitive products around the world.

In August 2013, Vital Needs International, L.P., Vital Needs, filed a Demand for Arbitration with the American Arbitration Association seeking to recover in excess of $100 million in damages and legal fees against KCI entities based on a number of claims related to certain intellectual property rights sold by Vital Needs to KCI pursuant to a 2006 acquisition agreement. Vital Needs alleges, among other things, breach of the contract for failure to pay royalties on sales of KCI products. We do not believe any royalties are owed to Vital Needs for sales of KCI products, and we believe our defenses to Vital Needs’ claims are meritorious. The arbitration hearing took place in January 2015, and the panel issued a favorable decision on April 10, 2015 ordering that Vital Needs take nothing by its claims.

In September 2013, LifeNet Health, LifeNet, filed suit against LifeCell in the U.S. District Court for the Eastern District of Virginia, Norfolk Division. LifeNet alleges that two LifeCell products, Strattice and AlloDerm Ready to Use, infringe LifeNet’s U.S. Patent No. 6,569,200, or the ‘200 Patent. On November 18, 2014, a jury found that the ‘200 Patent was not invalid and was infringed and further awarded LifeNet a lump sum damages amount of $34.7 million. As a result of this decision, we recorded a liability of $34.7 million in the fourth quarter of 2014. We disagree with the result at this stage in the litigation and believe that LifeCell’s defenses to the claims are meritorious. LifeCell will continue to vigorously assert its defenses during the appeal stages of this litigation and intends to defend any further claims by LifeNet. LifeCell plans to appeal to the U.S. Federal Circuit Court of Appeals in Washington D.C. on multiple grounds.

Products Liability Litigation

LifeCell is a defendant in approximately 354 lawsuits filed by individuals alleging personal injury and seeking monetary damages for failed hernia repair procedures using LifeCell’s AlloDerm products. These cases have been consolidated for case management purposes in Middlesex County, New Jersey. The trial court has issued a pre-trial order incorporating the bellwether practice of trying the claims of some plaintiffs to determine the likelihood of settlement or to avoid relitigating common issues in every case. Following limited discovery, the parties have each selected two bellwether cases from which one case to be tried will be selected. Further discovery is proceeding on each of the four bellwether cases. Trial of the first bellwether case is currently scheduled for January 2016. Although it is not possible to reliably predict the outcome of the litigation, we believe that our defenses to these claims are meritorious and we will defend against these suits vigorously. Based on our existing insurance coverage and our defenses to these cases, we do not expect them to have a material impact on our results of operations or our financial position. Because discovery of damages has been limited to the four bellwether cases, we do not know the damages allegedly suffered by the remaining plaintiffs. As such, it is impossible to predict or estimate potential losses if our defenses to these cases are unsuccessful.

LifeCell has been named as a defendant in approximately 246 lawsuits in state and U.S. federal courts alleging personal injury and seeking monetary damages for failed gynecological procedures using a human tissue product processed by LifeCell and sold by one of LifeCell’s distributors, Boston Scientific, under the name Repliform. There are approximately 230 LifeCell cases filed in two consolidated dockets in Middlesex County, Massachusetts. The cases are in the initial phase and no discovery has occurred. Two cases are pending in a multi-district U.S. federal case in West Virginia that is proceeding very slowly. LifeCell has been named, but not served, in 12 cases with multiple plaintiffs and defendants in St. Louis, Missouri State court. The St. Louis cases are aimed at the entire pelvic mesh industry and it is unknown at this time if Repliform was actually implanted in any of the plaintiffs. The remaining cases are in Delaware and Minnesota. None of these cases are proceeding at this time. Based on our existing insurance coverage and our defenses to these cases, we do not expect them to have a material impact on our results of operations or our financial position. As these cases are in their early stages it is not possible to predict or estimate potential losses if our defenses to these cases are unsuccessful.

Other Litigation

In 2009, KCI received a subpoena from the U.S. Department of Health and Human Services Office of Inspector General, OIG, seeking records regarding our billing practices under the local coverage policies of the four regional Durable Medical Equipment Medicare Administrative Contractors, or DME MACs. KCI cooperated with the OIG’s inquiry and provided substantial documentation to the OIG and the U.S. Attorneys’ office in response to its request. The government’s inquiry stemmed from the filing under seal of two 2008 qui tam actions against KCI by two former employees in the U.S. District Court, Central District of California, Western Division. These cases are captioned United States of America, ex rel. Steven J. Hartpence v. Kinetic Concepts, Inc. et al, and United States of America, ex rel. Geraldine Godecke v. Kinetic Concepts, Inc., et al. The complaints contend that KCI violated the federal False Claims Act by billing in a manner that was not consistent with the Local Coverage Determinations issued by the DME MACs and seek recovery of monetary damages. Following the completion of the government’s review and its decision declining to intervene in such suits, the live pleadings were ordered unsealed in 2011. After reviewing the allegations, KCI filed motions seeking the dismissal of the suits on multiple grounds. In 2012, the District Court granted KCI’s motions dismissing all of the claims under the False Claims Act. The cases went to appeal in the U.S. Court of Appeals for the Ninth Circuit, or the Ninth Circuit, and oral argument was in July 2014 before a 3 member panel. On January 16, 2015, the Ninth Circuit entered an order scheduling oral argument en banc before the Ninth Circuit. Oral argument en banc proceeded before the Ninth Circuit in March 2015, and on July 7, 2015, the Ninth Circuit reversed the District Court’s dismissal of the suits and remanded the cases back to the District Court for further proceedings. We believe that our defenses to the claims in the Hartpence and Godecke cases are meritorious and that we have no liability under the False Claims Act for their allegations. However, it is not possible to predict the outcome of this litigation nor is it possible to estimate any damages that may be awarded if we are unsuccessful in the litigation.

We are a party to several additional lawsuits arising in the ordinary course of our business. Additionally, the manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. We maintain multiple layers of product liability insurance coverage and we believe these policies and the amounts of coverage are appropriate and adequate.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors, their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
Joseph F. Woody	49	Director, President and Chief Executive Officer
Thomas W. Casey	53	Executive Vice President, Chief Financial Officer
John T. Bibb	42	Executive Vice President, General Counsel, and Secretary
Gaurav Agarwal	42	Group President, Businesses and Innovation
Peter W. Huntley	54	President of Emerging Markets
Laura Piccinini	45	President of Developed Markets
David E. Ball	57	Senior Vice President, Operations, Quality and Regulatory
William “Butch” F. Hulse IV	42	Chief Compliance Officer; Senior Vice President, Enterprise Risk Management
Gregory Kayata	54	Senior Vice President, Human Resources
William “Buddy” J. Gumina	45	Director, Chairman of our Board of Directors
Kevin J. Buehler	58	Director
James G. Carlson	63	Director
Alexandre Décary	36	Director
Steven Dyson	42	Director
Timothy E. Guertin	66	Director
Erik Levy	41	Director
John F. Megrue Jr.	57	Director
Jim A. Pittman	51	Director

Executive Officers

Joseph F. Woody is a Director and currently serves as President and Chief Executive Officer for the Company. Mr. Woody has more than 20 years of experience in the healthcare sector. Prior to joining the Company in November 2011, Mr. Woody served as global president of Vascular Therapies for Covidien plc. At Covidien plc, he was responsible for the $2.6 billion acquisition and integration of ev3. Previously, Mr. Woody served as global president, Smith & Nephew Advanced Wound Management, and held other leadership positions at Alliance Imaging, Inc., Acuson and GE Medical Systems. Mr. Woody is currently a member of the board of directors of the Advanced Wound Medical Technology Association (AdvaMed) and is chair of the Wound Healing and Tissue Regeneration Sector. We believe Mr. Woody’s qualifications to serve on our Board of Directors include his extensive experience in the negative pressure wound therapy and advanced wound management market, along with his significant acquisition and integration experience in the healthcare industry. As the President and Chief Executive Officer of the Company, Mr. Woody delivers significant experience to our Board of Directors in terms of leadership, industry, operations, risk management, financial and strategic planning, as well as in-depth knowledge of our AWT and Regenerative Medicine businesses. Mr. Woody also possesses company board experience.

Thomas W. Casey joined the Company in November 2014 and serves as the Company’s Executive Vice President, Chief Financial Officer. Mr. Casey has over 30 years of financial accounting, reporting, planning and analysis experience, which include nearly two decades of roles in senior leadership. Prior to joining the Company in 2014, Mr. Casey served as Executive Vice President and Chief Financial Officer at Clear Channel from 2009 to 2013. From 2002 to 2008, Mr. Casey served as Executive Vice President and the Chief Financial Officer of Washington Mutual Bank, or WAMU, and Washington Mutual Inc., the holding company of WAMU. In September 2008, Federal Deposit Insurance Corporation was appointed as the receiver for WAMU and transferred substantially all of WAMU’s assets and liabilities to JPMorgan Chase. Washington Mutual Inc. subsequently filed for Chapter 11 bankruptcy protection in the U.S. Bankruptcy Court for the District of Delaware. Previously, Mr. Casey held various leadership positions with WAMU and GE Capital. He began his career at Coopers & Lybrand.

John T. Bibb joined the Company in 2003 and currently serves as Executive Vice President, General Counsel, and Secretary. Mr. Bibb previously served as Associate General Counsel, Corporate, Securities, Mergers and Acquisitions and was promoted to his current role of General Counsel in April 2011. Prior to joining the Company, Mr. Bibb practiced law at the law firms of Baker Botts, L.L.P. and Cox Smith Matthews Incorporated.

Gaurav Agarwal joined the Company in December 2014 and serves as the Company’s Group President, Businesses and Innovation. In this role, Mr. Agarwal leads the strategic direction for our AWT and Regenerative Medicine businesses, oversees the Company’s innovation pipeline, product portfolio strategy and execution, and leads the Company’s North American commercial operations. Mr. Agarwal has nearly 20 years of global business management experience in the healthcare industry. Prior to joining the Company, he served as President, Orthopaedic Reconstruction for the Advanced Surgical Devices Division at Smith & Nephew from 2012 to 2014 and prior to that served in the roles of Chief Operating Officer and Senior Vice President of Advanced Surgical Devices Division at Smith & Nephew since 2010. Previously, Mr. Agarwal held various leadership positions with GE Healthcare.

Peter W. Huntley joined the Company in October 2013 and currently serves as President of Emerging Markets. Prior to that he served as our Senior Vice President, Systagenix. Mr. Huntley has more than 15 years of experience in the healthcare industry and was most recently Chief Executive Officer of Corin Group plc. Previously, Mr. Huntley was a member of the executive committee at Smith & Nephew for 10 years, where he was most recently Group Director, Indirect Markets.

Laura Piccinini, our President of Developed Markets, has more than 20 years of experience in the medical device industry. Prior to joining the Company in February 2014 as Vice President, Core Markets, she served as Vice President, GM Medical Care Solutions Europe at Covidien plc since 2012. Prior to that, she served as President, Stryker, EMEA at Stryker from 2009 to 2012. Previously, Ms. Piccinini held various regional management roles with Tyco Healthcare International.

David E. Ball, our Senior Vice President, Operations, Quality and Regulatory, joined the Company in May 2011. Prior to joining the Company, Mr. Ball spent 30 years holding various leadership positions at GE, Hill-Rom and Harris Corporation. Most recently Mr. Ball served as Vice President and Global General Manager, Premium Business Segment, Surgical Imaging at GE Healthcare. During his tenure at GE, he led global R&D, quality, sustaining engineering and marketing teams focused on best-in-class surgical products as well as full FDA compliance.

William “Butch” F. Hulse IV, our Chief Compliance Officer and Senior Vice President, Enterprise Risk Management, is responsible for the Company’s global compliance program and risk management programs. Mr. Hulse joined the Company in 2008 as Associate General Counsel with global responsibility for Acelity’s litigation and dispute resolution functions, taking on additional responsibilities over time. Prior to joining the Company, Mr. Hulse was a shareholder with the law firm Cox Smith Matthews Incorporated where his practice was devoted to complex commercial litigation.

Gregory Kayata, our Senior Vice President, Human Resources, has worked in human resources for nearly 30 years. Prior to joining the Company in November 2014, Mr. Kayata spent eight years at Covidien plc, most recently as Vice President, Total Rewards. Previously, he spent 17 years at Invensys, now Schneider Electronics, in various human resources roles with increasing leadership responsibility.

Directors

William “Buddy” J. Gumina has served as a Director of Acelity Holdings, Inc. since its formation in August 2015 and currently serves as the Chairman of our Board of Directors. He joined Apax Partners in 1998 and serves as a Partner and Global Co-Head of Apax Partners’ Healthcare team. Prior to joining Apax Partners, Mr. Gumina worked in investment banking from 1992 to 1994, while employed by Kidder, Peabody, and in private equity from 1996 to 1998, while employed by Donaldson, Lufkin & Jenrette Merchant Banking Partners.

Throughout his tenure as a finance professional, he has worked on deals involving large healthcare organizations such as TriZetto, Qualitest Pharmaceuticals, Spectrum Laboratories, Encompass Home Health, Voyager HospiceCare, One Call Care Management GENEX Services and MagnaCare Holdings. Currently, Mr. Gumina serves as a director and chairman of the compensation committee of One Call Care Management and GENEX Services, and as a director of rue21, inc. He holds a Bachelor of Arts degree in Political Science from Yale University and a Master of Business Administration degree from Harvard Graduate School of Business Administration. We believe Mr. Gumina’s qualifications to serve on our Board of Directors include his extensive business and financial experience related to the healthcare industry. Mr. Gumina also possesses public company board experience.

Kevin J. Buehler has served as a Director of Acelity Holdings, Inc. since its formation in August 2015. Mr. Buehler has over 30 years of experience in the healthcare and consumer industries. He served as the Division Head of Alcon Laboratories, Inc., a division of Novartis, from April 2011 to May 2014. Prior to that he served as the Chief Executive Officer and President of Alcon Inc. from April 2009 to April 2011. From 2006 to 2007, he served as the Senior Vice President of the U.S. market and the Chief Marketing Officer and from 2007 to 2009, he assumed the Senior Vice President, Global Markets and Chief Marketing Officer responsibility. He began his career with Alcon, Inc. in August 1984. Mr. Buehler holds a Bachelor of Arts degree from Carroll College in Waukesha, Wisconsin, with concentrations in Business Administration and Political Science. He graduated from the Harvard Program for Management Development in 1993. Mr. Buehler also possesses public company board experience with prior service on the Alcon Laboratories Board of Directors from April 2009 through April 2011. Mr. Buehler currently serves on the Executive Committee and Board of Directors for United Way of Tarrant County, Texas. We believe Mr. Buehler’s qualifications to serve on our Board of Directors include his extensive leadership and business experience related to the healthcare industry, including his extensive knowledge of U.S. and international operations.

James G. Carlson has served as a Director of Acelity Holdings, Inc. since its formation in August 2015. Mr. Carlson served as Chief Executive Officer of Amerigroup from 2007 through 2012, becoming Chairman of the company’s board of directors in 2008. Previously, he served as Amerigroup’s President and Chief Operating Officer, a position he held since 2003. Earlier in his career, Mr. Carlson was an Executive Vice President of UnitedHealth Group. Mr. Carlson is also the founder of HealthSpring, a physician group practice management company, and cofounder of Workscape, a software company that later was acquired by ADP. He began his career with the Prudential Insurance Company of America. Mr. Carlson is a former board member of Omnicare, Inc. We believe Mr. Carlson’s qualifications to serve on our Board of Directors include his extensive leadership, business and financial experience related to the healthcare industry. Mr. Carlson also possesses public company board experience.

Alexandre Décary has served as a Director of Acelity Holdings, Inc. since its formation in August 2015. Mr. Décary serves as Senior Director, Private Equity, at PSP Investments, where he is responsible for leading direct investments in various sectors. Mr. Décary joined PSP Investments in 2015. Between 2012 and 2015, Mr. Décary was Vice President, Mergers and Acquisitions, at Aimia Inc., a data-driven marketing and loyalty analytics company where he was responsible for the company’s growth through strategic investments and acquisitions in the G20. From 2004 to 2012, Mr. Décary worked at RBC Capital Markets in the investment banking group where he had coverage responsibility for Canadian companies across various sectors. Mr. Décary worked at Ernst & Young LLP between 1999 and 2003 in the audit and corporate finance departments. He completed a Bachelor of Business Administration and a Graduate Diploma in Public Accountancy degree from HEC Montréal, as well as a Masters in Finance degree from the London Business School. He is a member of the Quebec CPA Order and is a CFA Charterholder. We believe Mr. Décary’s qualifications to serve on our Board of Directors include his extensive business, financial and accounting experience.

Steven Dyson has served as a Director of Acelity Holdings, Inc. since its formation in August 2015. Mr. Dyson began his employment at Apax Partners in 2000. Currently, he is a Partner and Co-Head of the Healthcare team in London. Mr. Dyson has worked on many significant deals with companies such as Unilabs, Capio, General Healthcare Group, Zeneus Pharma, and most recently OneCall Care Management. Prior to joining Apax Partners, Mr. Dyson worked at McKinsey & Co. He currently serves as a director and a member of the compensation committee of Unilabs, a director and a member of the audit and compliance committees of OneCall Care Management, a director at GENEX Services and as a director of several subsidiary holding companies of General Healthcare Group. Mr. Dyson earned a Master’s degree in Biochemistry from Oxford University and a Doctor of Philosophy degree in Biology from Cambridge University. We believe Mr. Dyson’s qualifications to serve on our Board of Directors include his extensive business and financial experience related to the healthcare industry. Mr. Dyson also possesses public company board experience.

Timothy E. Guertin has served as a Director of Acelity Holdings, Inc. since its formation in August 2015. Mr. Guertin has over 35 years of experience in the healthcare industry. Prior to joining the Board of Directors, Mr. Guertin served multiple leadership roles at Varian Medical Systems, Inc. He served as President from 2005 to September 2012 and Chief Executive Officer from 2006 to September 2012. Mr. Guertin additionally worked at Varian Medical Systems, Inc. in the capacity of Chief Operating Officer from 2005 to 2006, Corporate Executive Vice President from 2002 to 2005, President of the Oncology Systems business unit of the company from 1990 to 2005, and Corporate Vice President from 1992 to 2002. Mr. Guertin is currently a member of the board of directors for Varian Medical Systems, Inc., and Teradyne, Inc. Mr. Guertin is also a board member for the Radiation Oncology Institute. Mr. Guertin is a named inventor on nine U.S. patents. Mr. Guertin holds a Bachelor of Science degree in Electrical Engineering and Computer Science from University of California, Berkeley. We believe Mr. Guertin’s qualifications to serve on our Board of Directors include his extensive leadership, business, and financial experience related to the healthcare industry. Mr. Guertin also possesses public company board experience.

Erik Levy has served as a Director of Acelity Holdings, Inc. since its formation in August 2015. Mr. Levy is a Senior Principal with CPPIB and a founding member of CPPIB’s Direct Private Equity program. Over the years he has led or participated in several investments including Informatica Corporation, Suddenlink Communications, IMS Health, Skype Technologies, and Bank of America Merchant Services. Mr. Levy serves as a Director of Informatica Corporation and Suddenlink Communications and previously served as a Director of Skype from 2009 to 2011. Mr. Levy serves on CPPIB’s Investment Partnerships Investment Committee and is a director of the Canadian Venture Capital and Private Equity Association. Prior to joining CPPIB, Mr. Levy worked at Bain & Company and Mercer. Mr. Levy holds a Master of Business Administration degree from the Rotman School of Management at the University of Toronto and a Bachelor of Science degree in Actuarial Mathematics from Concordia University. We believe Mr. Levy’s qualifications to serve on our Board of Directors include his extensive business and financial experience, along with his investing experience in the healthcare industry. Mr. Levy also possesses public company board experience.

John F. Megrue Jr. has served as a Director of Acelity Holdings, Inc. since its formation in August 2015. Mr. Megrue joined Apax Partners in 2005 and currently serves as Chairman of Apax Partners U.S. Mr. Megrue is a member of the Global Executive Committee, a member of the Investment and Approval Committees, and the Global Co-Head of Retail & Consumer Group. He originally joined Apax Partners in 1988 and rejoined in 2005 from Saunders, Karp & Megrue. Mr. Megrue graduated with a Bachelor of Science degree in Mechanical Engineering from Cornell University and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. Megrue is an active board member of the following Apax Partners portfolio companies: rue21, inc. and Cole Haan. Mr. Megrue is currently chairing the Business Leadership Council for the Global Plan Towards the Elimination of New HIV Infections Among Children by 2015. Mr. Megrue also serves as a director on the board of Grameen America. We believe Mr. Megrue brings to our Board of Directors extensive leadership, operations, financial, business, and strategic planning experience. Mr. Megrue also possesses public company board experience.

Jim A. Pittman has served as a Director of Acelity Holdings, Inc. since its formation in August 2015. Mr. Pittman joined PSP Investments as Vice President of Private Equity in February of 2005 and has co-led the strategy and investment of an over C$10.0 billion international Private Equity portfolio, including over C$4 billion of direct deals and co-investments, as at March 31, 2015. From 2002 to 2005, he was Executive Vice-President and Chief Financial Officer of Provincial Aerospace, an internationally diversified aerospace and aviation operations company focused on aircraft modifications and operations. Mr. Pittman received his

Chartered Accountant designation in 1990 while articling with Deloitte & Touche, and he currently sits on the board of directors for Telesat Canada, Haymarket Financial, Noranco Inc. and AmWINS Group, Inc. and is a former board member of Noodles and Company and The Institutional Limited Partners Association. We believe Mr. Pittman brings to our Board of Directors extensive leadership, operations, financial, accounting, business, and strategic planning experience. Mr. Pittman also possesses public company board experience.

There are no family relationships among our directors and executive officers.

Composition of Our Board of Directors after this Offering

Our business and affairs are managed under the direction of our Board of Directors. Our amended and restated certificate of formation will provide for a classified Board of Directors, with              directors in Class I (expected to be Messrs.                             ),          directors in Class II (expected to be Messrs.                             ) and                      directors in Class III (expected to be Messrs.                     ). See “Description of Capital Stock.”

In addition, pursuant to the shareholders agreement we expect to enter into in connection with this offering, or the shareholders agreement, our Sponsors will have the right to designate nominees to our Board of Directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

Controlled Company Exemption

After the completion of this offering, our Sponsors who are parties to the shareholders agreement will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board of Directors consist of independent directors, (2) that our Board of Directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our Board of Directors have a nominating and governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we may utilize one or more of these exemptions since our Board of Directors has not yet made a determination with respect to the independence of any directors other than Messrs                     .

In the future, we expect that our Board of Directors will make a determination as to whether other directors, including directors associated with our Sponsors, are independent for purposes of the corporate governance standards described above. Pending such determination, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these standards and, depending on our Board of Directors’ independence determination with respect to our then-current directors, we may be required to add additional directors to our Board of Directors in order to achieve such compliance within the applicable transition periods.

Board Leadership Structure and Our Board of Director’s Role in Risk Oversight

Committees of Our Board of Directors

After the completion of this offering, the standing committees of our Board of Directors will consist of an Audit and Compliance Committee, a Compensation Committee and a Nominating and Governance Committee. Our Board of Directors may also establish from time to time any other committees that it deems necessary or desirable.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit and Compliance Committee, the Compensation Committee and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by our Sponsors.

Audit and Compliance Committee

Upon the completion of this offering, we expect to have an Audit and Compliance Committee, consisting of                         , who will be serving as the Chair, and                          and                         .                          and                          qualify as independent directors under the New York Stock Exchange corporate governance standards and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our Board of Directors has determined that                          qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit and Compliance Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing:

•	accounting, financial reporting and disclosure processes;

•	adequacy and soundness of systems of disclosure and internal control established by management;

•	the quality and integrity of our financial statements and the annual independent audit of our consolidated financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements in connection with the foregoing;

•	compliance with our Code of Conduct; and

•	overall risk management profile.

Our Board of Directors will adopt a written charter for the Audit and Compliance Committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee, consisting of                         ,                          and                         , who will serve as the Chair.

The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to:

•	the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long term success;

•	setting our compensation program and compensation of our executive officers, directors and key personnel;

•	monitoring our incentive compensation and equity-based compensation plans;

•	succession planning for our executive officers, directors and key personnel;

•	our compliance with the compensation rules, regulations and guidelines promulgated by the New York Stock Exchange, the SEC and other law, as applicable; and

•	preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board of Directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Nominating and Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Governance Committee, consisting of                         ,                          and                         , who will serve as the Chair.

The purpose of the Nominating and Governance Committee is to:

•	advise our Board of Directors concerning the appropriate composition of our Board of Directors and its committees;

•	identify individuals qualified to become members of our Board of Directors;

•	recommend to our Board of Directors the persons to be nominated by our Board of Directors for election as directors at any meeting of shareholders;

•	recommend to our Board of Directors the members of our Board of Directors to serve on the various committees of our Board of Directors;

•	develop and recommend to our Board of Directors a set of corporate governance guidelines and assist our Board of Directors in complying with them; and

•	oversee the evaluation of our Board of Directors, our Board of Directors’ committees, and management.

Our Board of Directors will adopt a written charter for the Nominating and Governance Committee, which will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

We are parties to certain transactions with our Sponsors and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Code of Ethics and Business Conduct

We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Director Compensation

The term “Board of Directors” as used in this “Director Compensation” section refers to the Board of Directors of Chiron Holdings GP, Inc.

2014 Director Compensation Table

The following table provides summary information concerning the compensation of the current members of our Board of Directors for the year ended December 31, 2014. None of our employee directors or directors who are affiliated with our Sponsors received compensation from us for serving on our Board of Directors in 2014. The compensation paid to Mr. Woody, who is our President and Chief Executive Officer, is presented in the “2014 Summary Compensation Table” and the related explanatory tables under the section entitled “Executive Compensation.”

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)	Total ($)
William “Buddy” J. Gumina(3)	—	—	—	—	—
Kevin J. Buehler(4)	—	—	—	—	—
James G. Carlson	$120,000	—	—	—	$120,000
Alexandre Décary(3)(4)	—	—	—	—	—
Steven Dyson(3)	—	—	—	—	—
Timothy E. Guertin	$120,000	—	—	—	$120,000
Erik Levy(3)	—	—	—	—	—
John F. Megrue Jr.(3)	—	—	—	—	—
Jim A. Pittman(3)	—	—	—	—	—

(1)	Amounts reported in this column reflect the annual cash retainer earned by non-employee directors for services rendered in their capacities as directors. Employees of our Sponsors and their affiliates were not entitled to receive any fees for their service on our Board of Directors.
(2)	At fiscal year end, the aggregate number of profits interest units outstanding for Messrs. Carlson and Guertin was 71,327 profits interest units and 69,252 profits interest units, respectively. For a description of our profits interest units, please refer to “Executive Compensation—Executive Long-Term Incentives.”
(3)	Employees of our Sponsors and their affiliates do not receive any compensation from us for their service on our Board of Directors.
(4)	Messrs. Buehler and Décary were appointed to our Board of Directors on May 20, 2015 and did not receive any compensation from us during the 2014 fiscal year.

Narrative Disclosure Regarding Director Compensation

Under our current compensation program for directors, the non-employee members of our Board of Directors as of December 31, 2014, Messrs. Carlson and Guertin, received, for service on our Board of Directors in 2014, an annual cash retainer equal to $120,000, which is generally payable quarterly in advance. All of our directors are entitled to reimbursement for documented and reasonable out-of-pocket expenses related to their service as a member of our Board of Directors or one of its committees.

In August 2015, the compensation committee of the Board of Directors, or the compensation committee, approved a grant of 14,990 profits interest units to Mr. Carlson and a grant of 32,120 profits interest units to Mr. Guertin. For a description of our profits interest units, please refer to “Executive Compensation—Executive Long-Term Incentives.” The compensation committee also approved additional cash compensation of $120,000, payable in a lump sum on or before October 10, 2015, to Mr. Guertin as consideration for additional services rendered by Mr. Guertin in connection with his appointment as a representative of the executive committee of the Board of Directors to oversee the building of the 2015 Company budget and long-range plan from August 2014 to January 2015.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material features of the compensation policies and decisions for the executive officers identified in the “2014 Summary Compensation Table,” or the named executive officers. This discussion is intended to help you understand the detailed information provided in the tables below.

Named Executive Officers

We report compensation for the following named executive officers for fiscal year 2014:

•	Joseph F. Woody, President and Chief Executive Officer

•	Thomas W. Casey, Executive Vice President, Chief Financial Officer

•	John T. Bibb, Executive Vice President, General Counsel, and Secretary

•	Laura Piccinini, President of Developed Markets

•	David E. Ball, Senior Vice President, Operations, Quality and Regulatory

•	Brian T. Busenlehner, Vice President, Corporate Controller and former Interim Chief Financial Officer

•	Robert P. Hureau, former Executive Vice President, Chief Financial Officer

•	Michael E. Mathews, former Senior Vice President, International

•	Philip M. Croxford, former Senior Vice President, LifeCell

Mr. Casey was hired as the Executive Vice President, Chief Financial Officer in November 2014. Mr. Hureau resigned and left the Company in September 2014. Messrs. Mathews and Croxford separated from the Company in May 2014 and September 2014, respectively. Effective in September 2014, Ms. Piccinini was promoted to President of Developed Markets. Compensation for Mr. Busenlehner is disclosed because he was the interim Chief Financial Officer after Mr. Hureau left the Company.

Compensation Philosophy and Objectives

Our executive compensation program is designed to be competitive and efficient and to attract, retain and motivate highly qualified executive talent, while appropriately aligning executive incentives with Company and shareholder objectives. To accomplish this, compensation paid to named executive officers is designed to align compensation rewards with our financial performance, the individual performance of the named executive officer, and the competitive industry compensation norms. Our executive compensation programs are designed to encourage appropriate and acceptable levels of risk-taking by management in furtherance of the Company’s short-term and long-term strategic plans to increase shareholder value.

To meet these objectives, our compensation program balances short-term and long-term goals and mixes fixed and performance-based compensation related to the overall financial performance of the Company. The compensation program is intended to reinforce the importance of performance and accountability at various operational levels, and a significant portion of total compensation is provided in the form of cash compensation incentives that reward performance as measured against established financial goals. Each element of our compensation program is reviewed individually and considered collectively with the other elements of our compensation program to ensure that it is consistent with the goals and objectives of both that particular element of compensation and our overall compensation program.

Compensation Oversight and Process

Prior to this offering, our executive compensation and related issues were administered by the compensation committee. In connection with this offering, our Board of Directors will establish a compensation committee that will assume responsibility for establishing, maintaining and administering our compensation and benefit policies. Except where the context requires otherwise, the term “compensation committee” as used in this “Executive Compensation” section refers to the compensation committee of the Board of Directors of Chiron Holdings GP, Inc., the general partner of the Partnership, and the term “Board of Directors” as used in this “Executive Compensation” section refers to the Board of Directors of Chiron Holdings GP, Inc.

The compensation committee currently operates under a written charter adopted by the Board of Directors and has responsibility for discharging the responsibilities of the Board of Directors relating to the review of the compensation of our executive officers and making recommendations to the non-executive directors for approval. The compensation committee oversees our executive compensation practices and is responsible for review and oversight of our compensation plans and policies, the annual review of all executive officer compensation, administration of our equity plans, and the approval of equity grants to executive officers. The compensation committee meets at least quarterly in person and periodically approves and adopts, or makes recommendations to the Board of Directors for, matters relating to compensation, including the approval of equity grants to employees. The compensation committee engages the services of independent outside advisors.

The Chief Executive Officer, the Senior Vice President, Human Resources, and the General Counsel attend regular compensation committee meetings but do not participate in discussions relating to the determination of their own compensation. The Chief Executive Officer makes salary, bonus and equity grant recommendations with respect to the named executive officers to the compensation committee. The Human Resources, Finance and Legal departments provide support to the compensation committee. However, each meeting concludes with an executive session during which only the compensation committee members are present.

The day-to-day design and administration of compensation plans and policies applicable to our employees in general are handled by the Human Resources, Finance, and Legal departments of the Company. The compensation committee remains responsible for overall administration and maintenance of our compensation plans and policies.

Throughout 2014, Towers Watson, an independent consultant on executive compensation, provided the compensation committee with assistance in analyzing the Company’s compensation strategy, including generating data discussed under the sections entitled “Peer Group” and “Competitive Market Surveys” below. The compensation consultant was directed by the compensation committee to identify trends in executive compensation, assist the compensation committee with the determination of pay programs, assess competitive pay levels and mix (e.g., proportion of annual base salary to incentive pay, proportion of annual incentives to long-term incentives, and benefits), and advise the compensation committee on establishing appropriate compensation levels for our named executive officers. Towers Watson was retained and directed by the compensation committee and did not provide additional services to the Company or management during 2014. In connection with this offering, our compensation committee has retained Frederic W. Cook & Co., Inc., an independent compensation consulting firm, to advise on executive compensation in connection with this offering and to provide information and guidance for our compensation program going forward. Except where the context requires otherwise, the term “compensation consultant” as used in this “Executive Compensation” section refers to Towers Watson.

Peer Group

The compensation committee compares our compensation elements against a peer group of medical device and other companies with size and growth characteristics similar to the Company based upon data and recommendations from the compensation consultant. The compensation committee annually evaluates the peer group and will make changes to the peer group from time to time, as it deems appropriate. For 2014, there were no changes to the peer group from 2013. The companies comprising our 2014 peer group were:

CareFusion Corporation	Hospira, Inc.
C.R. Bard, Inc.	IDEXX Laboratories, Inc.
Dentsply International Inc.	ResMed Inc.
Edwards Lifesciences Corporation	Teleflex Incorporated
Haemonetics Corp.	Varian Medical Systems, Inc.
Hanger, Inc.	Hill-Rom Holdings, Inc.
Hologic Inc.	Zimmer Holdings, Inc.

Competitive Market Surveys

Typically, the compensation committee obtains compensation market analyses on an annual basis from the compensation consultant in order to understand the competitive positioning of our executive pay practices and to assist with the compensation committee’s determinations on the appropriate level and mix of executive compensation. The market analyses include a review of proxy disclosure information from our competitive peer group and three survey sources that reflect the life sciences, medical products, and general industry segments, increased by 3% per year to estimate compensation levels as of March 1, 2014. All compensation survey information is derived from our compensation consultant. All 2013 survey data was sized to best approximate our revenue of $1.7 billion, giving us results that are appropriate for our revenue size among our peer and industry group.

Elements of Compensation

We seek to reward named executive officers for measurable results in meeting and exceeding objectives and to reinforce a sense of ownership, entrepreneurial spirit and long-term shareholder value. Consistent with this philosophy, we use multiple components of executive compensation, with an emphasis on variable compensation and long-term incentives. The Company’s performance-based compensation elements are guided by the compensation committee’s long-term objectives of maintaining market competitiveness and retention value, while recognizing current performance. The Company’s target pay philosophy positions total compensation for its named executive officers between the 50th and 75th percentiles of the market. Actual compensation may fall outside that range based on a variety of factors, including individual performance, additional responsibilities and length of tenure in a particular position. Our long-term incentive grants are typically larger than annual ongoing grants when compared to the market because the Company’s practice is to grant long-term incentive awards only upon a new hire or promotion and not on an annual basis. The Company believes that all named executive officers are appropriately compensated based on their roles in the organization and against benchmark market data. The main elements of our compensation for named executive officers are annual base salary, annual incentive bonus, long-term incentives, and benefits, as discussed in more detail in the following paragraphs.

Named Executive Annual Base Salaries

Named executive annual base salary levels are set to be competitive, with reference to the market analyses obtained by the compensation committee. Annual base salary for each named executive officer is generally targeted to approximate the 50th percentile of the market for comparable positions based on the benchmark data, taking into account the competitive environment and the experience and accomplishments of a particular named executive officer. There may be situations where specialized knowledge, skills or accomplishments are recognized, in which case this goal can be exceeded. The annual base salary levels of our named executive officers also reflect a combination of other factors including the named executive officer’s position and responsibilities, experience, specific competencies, comparable salaries of our other named executive officers, our overall annual budget for merit increases and the named executive officer’s individual contributions to our performance. Annual base salary is an element of compensation used to determine the annual incentive bonus (as a percentage of salary) for the named executive officers. The weight given to each of these factors varies by the individual named executive officer as the compensation committee deems appropriate. Formal performance reviews of the Chief Executive Officer are completed by the Board of Directors, and the Chief Executive Officer completes reviews for all other named executive officers. Performance reviews are conducted annually to assess these factors, along with the market data obtained by the compensation committee. Based on the performance reviews, the compensation committee approves and adopts, or makes recommendations to the Board of Directors for, adjustments to annual base salaries for the named executive officers, which are typically made effective on April 1 of each year. Assessment of each named executive officer’s individual performance includes consideration of the named executive officer’s contributions to Company financial performance and accomplishment of personal objectives, as well as judgment, creativity, effectiveness in leading and developing subordinates, execution capability, contributions to improvements in the quality of our products, services and operations, and consistency of behavior with our guiding principles.

Joseph F. Woody was hired as President of KCI’s former Active Healing Solutions business unit in November 2011 and was promoted to the position of President and Chief Executive Officer of KCI in January 2012. He assumed the role of interim Chief Executive Officer for LifeCell in April 2013 and was promoted to the role of President and Chief Executive Officer for the combined organization of KCI, LifeCell and Systagenix, which has become the Company, in September 2013. Mr. Woody’s annual base salary in 2012 was $625,000. Effective January 2013, the compensation committee authorized an increase in his annual base salary from $625,000 to $825,000 for Mr. Woody, which placed him between the 25th and 50th percentile of the market, based on market analyses provided by the compensation consultant. Effective April 2014, the compensation committee authorized an increase in annual base salary from $825,000 to $862,000 for Mr. Woody, which placed him at approximately the 50th percentile of the market based on the market data provided by the compensation consultant.

In 2014, the annual base salaries for Messrs. Casey, Bibb, Ball, Hureau, Mathews and Croxford and Ms. Piccinini each approximated the 50th percentile of the market data provided by the compensation consultant. Effective April 2014, the compensation committee authorized an increase in annual base salary of 3.5% for Mr. Bibb based on strong individual performance in 2013. Ms. Piccinini received a 3.6% increase in annual base salary in connection with her promotion to Vice President, Europe, Australia and New Zealand in March 2014. Mr. Ball received an increase in annual base salary of 11% due to his expanded role as the Senior Vice President of Operations, Quality and Regulatory from his previous role of Senior Vice President, Quality and Operations. In his role as the Vice President and interim Chief Financial Officer, Mr. Busenlehner’s annual base salary was below the 25th percentile of the market data, but this was expected in light of the short-term, temporary assignment. Mr. Casey did not receive an increase in annual base salary in 2014 due to his November 2014 start date with the Company. In 2014, Messrs. Hureau and Croxford received an increase in annual base salary of 3.5%, based on strong individual performance in 2013 for Mr. Hureau and based on increased responsibility for Mr. Croxford. Mr. Mathews did not receive an increase in annual base salary in 2014. All of these compensation levels were within an expected range of the targeted percentile of the market, and were established in light of individual roles, responsibility levels and relative experience in each role.

Annual Incentive Bonus for Named Executive Officers

Our annual incentive bonus program is designed to focus the attention of each named executive officer on goals and activities that are critical to our success. The compensation committee sets the corporate financial performance targets and personal objectives for the Chief Executive Officer and for other named executive officers based on recommendations from the Chief Executive Officer and the Senior Vice President, Human Resources. These performance targets and objectives are designed to encourage strong annual financial results and to increase long-term shareholder value. The Annual Incentive Bonus Guidelines, or the AIB, are pre-established by the compensation committee each year and communicated to the Company’s named executive officers. However, pursuant to the terms of the AIB, the compensation committee retains the discretion to award some, all, or none of the bonuses described in the guidelines, depending on certain factors as further described below with respect to each of the named executive officers.

Target bonuses (as a percentage of base pay) for each named executive officer, when established, were generally targeted to approximate the 50th percentile of the market for comparable positions based on the benchmark data provided by the compensation consultant. This targeting is designed to create a “pay-at-risk” annual compensation profile. Based on this market analysis, the target bonus for Messrs. Woody, Bibb, Ball, Hureau, and Mathews for 2014 was in the 25th, 75th, 50th, 50th, and 50th percentile, respectively. Ms. Piccinini was eligible to receive a prorated bonus to reflect her 2014 target bonus of 50%, which was in effect until she assumed the President of Developed Markets role effective September 2014, at which point her target bonus was increased to 70% for the balance of 2014, putting her target bonus in the 50th percentile compared to market data for that position. Mr. Busenlehner was eligible to receive a prorated bonus to reflect his target bonus of 35%, which was increased to 80% for the period of time during which he served as interim Chief Financial Officer. The target bonus for Mr. Croxford was between the 50th and 75th percentile compared to market data. Mr. Casey was not eligible to receive a 2014 bonus due to his November 2014 start date with the Company. Messrs. Hureau, Mathews, and Croxford were not eligible to receive a 2014 bonus due to each of their respective terminations of employment with the Company. The amount of the bonus actually paid was not determined with reference to the market data but rather with regard to the realization of the Company objectives and personal objectives described below.

The 2014 AIB was designed to reward participants for their contributions to the Company’s achievement of established financial goals through assignment to a set of specific financial metrics based on the primary business unit their role supported. These sets of financial metrics consisted of certain financial performance targets for revenue, earnings before interest, taxes, depreciation, and amortization, or EBITDA, and cash flows. The 2014 AIB for our named executive officers was based on either a consolidated set of metrics defined as the consolidated revenue, EBITDA and cash flows of the three business units, or the Consolidated Corporate Metric, or, in the case of Ms. Piccinini, a set of metrics based upon KCI revenue and EBITDA, or KCI Metric, plus a metric calculated based on the Consolidated Corporate Metric. Metric scores are based on actual achievement as measured against the established financial performance targets, or Financial Metric Attainment. The compensation committee retains discretion under the AIB to adjust actual results by removing the impact of foreign currency exchange rate fluctuations and unusual items in the calculation of the metric scores. The 2014 AIB does not provide for bonuses if we fail to attain established minimums of performance versus target for certain performance targets as established under the guidelines and approved by the compensation committee. Those thresholds are between 90% and 97% of target depending on the particular performance metric. In addition, the financial metric pool funding above 200% is at the discretion of the compensation committee.

A summary of the performance measures constituting the target financial metrics under the 2014 AIB is as follows (dollars in thousands):

	Consolidated Corporate Metric
Performance Measure	Target	Weighting
Consolidated revenue	$1,975,000	45%
Consolidated EBITDA	$794,000	40%
Consolidated cash flow	$154,000	15%

	KCI Metric
Performance Measure	Target	Weighting
KCI revenue	$1,286,000	35%
KCI EBITDA	$565,000	30%
Consolidated Corporate Metric		35%

A further assessment of each named executive officer’s individual performance (taking into account performance against personal objectives and other factors) is made and used as a multiple ranging from 0% to

150%, or the Individual Multiple, and is applied to calculate the final bonus payout for each named executive officer. The Individual Multiple is a direct multiple of the calculated earned payout described above. The personal objectives for each named executive officer are subject to review by the Senior Vice President, Human Resources, with final approval by the President and Chief Executive Officer, with a view towards primarily objective, metrically driven goals. The personal objectives for the Senior Vice President, Human Resources are subject to review by the President and Chief Executive Officer, with final approval by the compensation committee, and the personal objectives for the President and Chief Executive Officer are subject to review and final approval by the compensation committee. However, some personal objectives by nature have a subjective component. As such, in selected instances, the compensation committee may exercise its discretion with respect to whether such subjective goals have been achieved and may adjust bonus calculations which may yield higher or lower bonus amounts than would result from a purely formulaic approach. In certain instances, the compensation committee may also determine to award no bonus, such as in the case of termination of employment of a named executive officer. In establishing corporate and personal objectives under the AIB, the compensation committee sets goals at levels it believes are significant but achievable with rigorous personal commitment. A named executive officer’s actual bonus is the product of his or her target bonus, the applicable Financial Metric Attainment and the Individual Multiple.

No named executive officer was entitled to any payments under the 2014 AIB until such named executive officer’s award was approved by our compensation committee, which occurred in February 2015. Payments under the 2014 AIB were made in March 2015.

The table below summarizes the decisions of the compensation committee with regard to the annual performance bonuses for each named executive officer eligible to receive an annual incentive bonus for fiscal year 2014 pursuant to the 2014 AIB. Each of Messrs. Casey, Hureau, Mathews, and Croxford were ineligible to receive a bonus pursuant to the 2014 AIB.

Name	Annual Base Salary Rate ($)	Target Bonus (%)	Target Bonus ($)	Financial Metric Attainment (%)	Individual Multiple (%)	Actual Bonus (%)	Actual Bonus ($)
Joseph F. Woody	862,000	110	948,200	22.9	100	25.2	217,138
John T. Bibb	389,108	80	311,287	22.9	102	18.7	72,710
Laura Piccinini(1)	350,794	64	223,285	23.8	105	15.9	55,799
David E. Ball	400,155	60	240,093	22.9	108	14.8	59,380
Brian T. Busenlehner(2)	268,540	52	140,009	22.9	100	11.9	32,062

(1)	Ms. Piccinini’s annual base salary is prorated based on her February 2014 start date with the Company and her promotion to President of Developed Markets effective September 2014. Her AIB Financial Metric Attainment is a weighted blend of the Consolidated Corporate Metric and KCI Metric and target bonus percentages from above. Her annual base salary is reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.33 U.S. dollars per Euro.
(2)	Mr. Busenlehner’s 2014 annual target bonus is prorated to reflect his target bonus of 35%, which was increased to 80% for the period of time during which he served as interim Chief Financial Officer.

In calculating the Individual Multiple for each named executive officer under the 2014 AIB, the compensation committee considered the overall contribution of each named executive officer to the financial metrics together with each named executive officer’s accomplishment of his or her key personal objectives established for the 2014 fiscal year.

Mr. Woody’s individual performance was determined by the compensation committee in accordance with its annual Chief Executive Officer evaluation procedure, which included his own self-evaluation and an evaluation by each non-employee director of his overall performance and his contribution to the Company’s performance under the Consolidated Corporate Metric described above. The compensation committee based Mr. Woody’s Individual Multiple on his performance and accomplishments in 2014, including successfully leading the development and launch of the Company’s new branding initiative and execution on strategic objectives. As a result of this evaluation, the compensation committee assigned Mr. Woody the Individual Multiple of 100% set forth in the above table.

Mr. Bibb’s individual performance was determined based on his contribution to the Company’s Consolidated Corporate Metric described above, together with his accomplishment of personal objectives for 2014, including:

•	supporting the evaluation and negotiation of strategic transactions;

•	supporting corporate development activities; and

•	delivering favorable outcomes on key litigation activities.

The compensation committee determined that Mr. Bibb met or exceeded each of his objectives in assigning him the Individual Multiple of 102% set forth in the table above.

Ms. Piccinini’s individual performance was determined based on her contribution to the Company’s Consolidated Corporate Metric and the KCI Metric, each described above, together with her accomplishment of personal objectives for 2014, including:

•	achieving specified financial targets for the Company’s business in Developed Markets; and

•	achieving specified targets for new products in Developed Markets.

The compensation committee determined that Ms. Piccinini met or exceeded each of her objectives in assigning her the Individual Multiple of 105% set forth in the table above.

Mr. Ball’s individual performance was determined based on his contribution to the Company’s Consolidated Corporate Metric described above, together with his accomplishment of personal objectives for 2014, including:

•	ensuring a quality internal control environment with respect to manufacturing operations;

•	supporting corporate development activities; and

•	managing regulatory functions to achieve the Company’s performance targets.

The compensation committee determined that Mr. Ball met or exceeded each of his objectives in assigning him the Individual Multiple of 108% set forth in the table above.

Mr. Busenlehner’s individual performance was determined based on his contribution to the Company’s Consolidated Corporate Metric described above, together with his accomplishment of personal objectives for 2014, including:

•	ensuring a quality internal control environment with respect to financial operations;

•	supporting corporate development activities; and

•	managing financial operations to achieve the Company’s financial performance targets.

The compensation committee determined that Mr. Busenlehner met or exceeded each of his objectives in assigning him the Individual Multiple of 100% set forth in the table above.

In the second quarter of 2015, the Company paid discretionary bonuses to certain of its named executive officers who had achieved certain performance or project milestones. In April 2015, Ms. Piccinini received a discretionary bonus of $42,514, and in May 2015, Messrs. Bibb and Ball each received a discretionary bonus of $69,859 and $50,583, respectively. In June 2015, Mr. Busenlehner received a discretionary bonus of $50,366. Ms. Piccinini’s discretionary bonus is reflected in U.S. dollars using an average conversion rate for the six months ended June 30, 2015 of 1.12 U.S. dollars per Euro.

In July 2015, the compensation committee approved a pool of up to $3 million for transaction bonuses to be granted in connection with the successful completion of certain covered transactions entered into (or consummated) prior to December 31, 2015. Participation in the transaction bonus pool and the amounts of the transaction bonuses are subject to the discretion of the compensation committee, and upon consummation of a covered transaction, our named executive officers will be eligible to receive such transaction bonuses, in amounts to be determined in the discretion of the compensation committee.

Executive Long-Term Incentives

Long-Term Incentives Summary Table

Our long-term incentive, or LTI, equity grant practices result in a significant portion of each named executive officer’s compensation being contingent on positive Company performance. The following table illustrates the extent to which, over the last three fiscal years of the Company, named executive officer compensation has been comprised of such performance-based compensation.

In 2012, 2013 and 2014, our long-term incentive awards to named executive officers were structured as described in the table below. Please refer to the “2014 Summary Compensation Table” for detailed information regarding individual awards to the named executive officers in the applicable years.

LTI Award Element	Percentage of Shares Subject to Award (%)	Vesting Schedule
Time-based Profits Interest Units	50	Generally, 25% vest on the first anniversary of grant; the remainder vest over the next 36 months on a quarterly basis. Notwithstanding the foregoing, time-based profits interest units become fully vested on an accelerated basis upon a change of control, as such term is defined in the Equity Incentive Plan.(1)
Performance-based Profits Interest Units	50	Vesting, if any, determined based on achievement of certain performance targets based on the Sponsors’ multiple of invested capital and the occurrence of a change of control, an initial public offering, or a qualified leverage recapitalization, as such terms are defined in the Equity Incentive Plan.

(1)	Please refer to the “Outstanding Equity Awards at 2014 Fiscal Year-End” table for additional information regarding the vesting schedule of time-based profits interest units.

Long-Term Incentive Program Design

In November 2011, the Board of Directors approved the Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan; in May 2013, the Board of Directors approved the Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan; and in July 2015, the Board of Directors approved the Second Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan, or as so amended and restated, the Equity Incentive Plan. Named executive officers are eligible to participate in the Equity Incentive Plan, pursuant to which recipients of profits interest units are eligible to share in the value realized by the Company’s private owners. Generally, 50% of the profits interest unit awards vest based on the passage of time (but with accelerated vesting upon a change of control, as such term is defined in the Equity Incentive Plan), and 50% of the profits interest unit awards vest upon the later of (i) the achievement of certain levels of multiple of invested capital, or MOIC, and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. The compensation committee exercises judgment in determining the levels of profits interest unit awards, considering the competitiveness of the awards, relative job responsibilities, a named executive officer’s target cash and total compensation levels and an assessment of each named executive officer’s performance and potential, as well as retention considerations.

Long-Term Incentive Awards Description

Since 2011, long-term incentive compensation grants have been comprised of profits interest units. Generally, 50% of the profits interest unit awards vest one-fourth on the first anniversary of the date of grant and equally on each quarterly anniversary thereafter (but with accelerated vesting upon a change of control, as such term is defined in the Equity Incentive Plan). The remaining 50% of the profits interest unit awards vest one-third each upon the later of (i) achieving 1.5 MOIC, 2.0 MOIC, and 2.5 MOIC, as applicable (with proportionate vesting to the extent the actual MOIC falls between 1.5 and 2.5), and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. Each profits interest unit will be entitled to share in distributions to the extent that the aggregate distributions received in respect of an equity unit exceeds the value of such equity unit as of the date of the applicable profits interest unit grant. Chiron Holdings GP, Inc. has the sole discretion to determine the timing of distributions and the aggregate amount available for distributions. Distributions to be made in respect of any unvested profits interest unit awards shall be deferred until the date, if any, on which such awards become vested, at which point the distributions will be made. Please refer to “Potential Payments Upon Termination or Change in Control” below for more information regarding the Equity Incentive Plan and awards thereunder.

In February 2014, the compensation committee awarded 1,138,952 profits interest units to Mr. Woody in connection with his promotion to President and Chief Executive Officer of the combined organization of LifeCell, Systagenix, and KCI in September 2013, which was rebranded as Acelity in September 2014. Ms. Piccinini received 250,000 profits interest units in February 2014 as a new hire long-term incentive grant and was awarded an additional 250,000 units in February 2015, in connection with her promotion to the President of Developed Markets role. In February 2014, the compensation committee awarded 200,000 profits interest units to Mr. Ball in connection with his expanded role as Senior Vice President, Operations, Quality and Regulatory. Messrs. Casey, Bibb, Busenlehner, Hureau, Mathews, and Croxford did not receive long-term incentive compensation in 2014. Mr. Casey received 2,000,000 profits interest units in February 2015 as a new hire long-term incentive grant. In July 2015, Mr. Woody received an additional 1,389,722 profits interest units, Mr. Casey received an additional 775,161 profits interest units, Mr. Bibb received an additional 428,266 profits interest units, Ms. Piccinini received an additional 798,715 profits interest units, Mr. Ball received an additional 214,133 profits interest units, and Mr. Busenlehner received an additional 144,540 profits interest units.

Other Benefits and Perquisites

We provide the named executive officers with health and welfare benefits that are available to all of our employees. International plans may vary, but employees and named executive officers generally participate in health and welfare programs designed to attract and retain employees in a competitive marketplace while providing protection against any hardships otherwise arising from an illness, disability or death. We do not currently maintain pension arrangements, supplemental executive retirement plans or other non-qualified deferred compensation arrangements for the benefit of our named executive officers, and strive to ensure that any other perquisites are limited in nature and value.

Along these lines, we also make available to our named executive officers a limited amount of benefits and perquisites that the compensation committee believes are reasonable and consistent with the overall executive compensation program. These executive benefits and perquisites are intended to serve as part of a competitive total compensation program and to enhance the named executive officer’s ability to efficiently perform his or her responsibilities and minimize distractions. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. The named executive officers are provided with reimbursement for financial planning and tax services. This amount is only available as a reimbursement, not as a guaranteed amount, and was limited in 2014 to an expenditure of $10,000 for our Chief Executive Officer and up to $5,000 for the other named executive officers. We also provide named executive officers with an annual executive physical exam, and this benefit was limited in 2014 to an expenditure of $2,500 for each of our named executive officers. The attributed costs of these personal benefits are included in the “All Other Compensation” column of the “2014 Summary Compensation Table” below.

In 2014, the Company also provided relocation benefits to Messrs. Woody, Hureau, and Croxford in an aggregate amount of $278,467, $27,474, and $19,920, respectively, in accordance with the Company’s executive relocation policies. Mr. Casey received a sign-on bonus of $100,000 in 2014 and Ms. Piccinini received a sign-on bonus of $66,500. In March 2014, Ms. Piccinini received a special bonus of $66,500, and in March 2015, she received a lump sum retention bonus of $75,000 and a corporate success bonus of $25,000 due to her region meeting the revenue forecast for the period of April 2014 through December 2014. Ms. Piccinini’s retention and corporate success bonuses were both denominated in U.S. dollars. The retention bonus was designed to incentivize her retention and continued performance and dedication following the announcement of the departure of Mr. Mathews, Senior Vice President, International. Ms. Piccinini received a housing allowance of $109,341 in 2014 pursuant to her employment agreement. Ms. Piccinini and her family have had use of a company-provided car, and the Company paid $16,231 in leasing fees during 2014 on her behalf. Ms. Piccinini also received a pension contribution of $12,079 for 2014. Ms. Piccinini’s compensation, other benefits and perquisites for the fiscal year ended December 31, 2014 are reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.33 U.S. dollars per Euro. In 2014, we paid life insurance premiums for each of our named executive officers other than for Mr. Casey, due to his November 2014 start date with the Company. Mr. Mathews received $12,053 in connection with the use of two company-provided cars, $100,506 in housing expenses, $19,800 for reimbursement of educational needs, $62,535 for relocation expenses, $1,323 for reimbursement for payment of utilities and $410,929 for local tax payments, each in connection with his overseas assignment, in 2014. The amounts reported in the preceding sentence are reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.65 U.S. dollars per British Pound.

Retirement Plan

We sponsor The Acelity 401(k) Plan, or the 401(k) Plan, a contributory retirement plan that is intended to qualify as a deferred salary arrangement under Section 401(k) of the Code. Substantially all of the salaried employees in the United States, including our named executive officers (other than Ms. Piccinini), are eligible to participate in the 401(k) Plan. The 401(k) Plan is a qualified automatic contributions arrangement, which automatically enrolls employees, once eligible, unless they opt out. Participants may contribute up to 25% of their eligible compensation, subject to annual limits imposed by the Code. At our discretion, we may make matching contributions, which are fully vested immediately. In addition, we may make nonelective contributions under the 401(k) Plan, subject to statutory limits imposed by the Code.

Termination Payments

We entered into severance arrangements with our named executive officers (by entering into employment and/or retention agreements) based on market practice as identified by the compensation consultant, which recognizes that senior executives are often unwilling to join and/or remain at a company without the assurance that they will be provided with a customary severance package if their employment is terminated by the Company other than for cause. The severance arrangements are designed with a view toward ensuring our named executive officers’ employment and preventing the distraction and loss of key employees which might otherwise occur in connection with rumored or actual fundamental corporate changes, and to promote retention despite the uncertainties of a contemplated or pending transaction. The compensation committee determined which particular events would trigger payment based on current market practice. These agreements have been structured with the terms and payout levels described below based on benchmark data provided by the compensation consultant.

Effective September 2014, Mr. Hureau resigned from his position as Executive Vice President, Chief Financial Officer. Mr. Hureau remains subject to the Nondisclosure and Non-Competition Agreement that he executed as a new hire employee, which contains a two-year post-termination non-competition covenant, a two-year post-termination non-solicitation covenant, and a perpetual confidentiality provision. No separation payments were made to Mr. Hureau, and he is not otherwise entitled to severance or post-termination compensation from the Company under any arrangements. In connection with Mr. Hureau’s separation, the Partnership exercised customary repurchase rights with respect to 49,290.22 of Mr. Hureau’s vested profits interest units in July 2015 and purchased the remaining 197,160.88 of his vested profits interest units in August 2015.

Effective May 2014, Mr. Mathews ceased to be the Senior Vice President, International, and effective September 2014, Mr. Croxford ceased to be the Senior Vice President, LifeCell. In connection with their separations from employment, each of Messrs. Mathews and Croxford entered into a separation and release agreement that contained a general release of claims in favor of KCI and its affiliates, and LifeCell and its affiliates, respectively. The separation and release agreements also contain a perpetual non-disparagement provision and reaffirm the Nondisclosure and Non-Competition Agreements previously executed by the named executive officers, each of which contains a two-year post-termination non-competition covenant, a two-year post-termination non-solicitation covenant, and a perpetual confidentiality provision. In partial consideration for each of Messrs. Mathews and Croxford’s obligations under his separation and release agreement, including the general release of claims, the compensation committee determined, based on input from management, that each of Messrs. Mathews and Croxford would be eligible to receive a lump sum cash termination payment in addition to certain other benefits. In addition, each separation and release agreement provided that the Partnership would exercise its customary repurchase rights with respect to (i) 177,083.5 vested profits interest units, in the case of Mr. Mathews, and (ii) 192,901.27 vested profits interest units, in the case of Mr. Croxford. The Partnership exercised such repurchase rights (i) with respect to 160,156.44 of Mr. Mathews’ vested profits interest units in November 2014 and the remaining 16,927.06 of his vested profits interest units in March 2015 and (ii) with respect to all of Mr. Croxford’s vested profits interest units in April 2015.

Please refer to “Potential Payments Upon Termination or Change in Control” below for more information regarding potential payments upon termination and a summary of Mr. Hureau’s key employee retention agreement and Messrs. Mathews and Croxford’s separation and release agreements.

Effect of Change in Control on Executive Compensation

Pursuant to the award agreements for profits interest unit awards issued under the Equity Incentive Plan and subject to continued employment through the date of the change of control, as such term is defined in the Equity Incentive Plan (or, solely with respect to time vesting profits interest units, if a change of control, as such term is defined in the Equity Incentive Plan, occurs within 105 days of a termination without cause or a resignation for good reason (each as defined in the Equity Incentive Plan)), all time-based profits interest units not previously forfeited or vested will vest upon the consummation of a change of control, as such term is defined in the Equity Incentive Plan, and all performance-based profits interest units will vest as and when the applicable performance-based conditions are satisfied.

None of the Company’s named executive officers are entitled to any tax gross-ups for any excise tax under Sections 280G and 4999 of the Code.

See “—Potential Payments Upon Termination or Change in Control” below for more information regarding the effects of a change in control on executive compensation.

Management Stock Ownership Guidelines

We do not have a formal policy requiring stock ownership by management.

Tax, Accounting, and Regulatory Considerations

We consider the effect of tax, accounting and other regulatory requirements in designing and implementing compensation programs so that our programs meet regulatory requirements and efficiently deliver compensation. While these factors may impact plan designs, ultimately, decisions reflect the pay strategy of the Company and the program intent.

Code Section 162(m) Policy

Code Section 162(m) limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. Following this offering, we expect to be able to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a specified transition period under Section 162(m). This transition period may extend until the first annual shareholders meeting that occurs after the end of the third calendar year following the calendar year in which this offering occurs, unless the transition period is terminated earlier under the Section 162(m) post-offering transition rules. At such time as we are subject to the deduction limitations of Section 162(m), we expect that the compensation committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions; however, the compensation committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent.

2014 Summary Compensation Table

The following table sets forth the total compensation earned for services rendered during fiscal year 2014 for our named executive officers, including: (1) the individuals serving as our chief executive officer and chief financial officers during fiscal year 2014 and (2) the three other most highly compensated executive officers during fiscal year 2014, as well as two additional individuals who would have been among the three other most highly compensated executive officers but for the fact that the individuals were not serving as executive officers of the Company at the end of our last completed fiscal year. In accordance with SEC rules, 2012 compensation is not presented for Messrs. Hureau and Croxford because they were not named executive officers in that year. 2012 and 2013 compensation is not presented for Messrs. Casey, Bibb, Ball, and Busenlehner and Ms. Piccinini for that same reason. The “2014 Summary Compensation Table,” “Grants of Plan-Based Awards in 2014,” and “Outstanding Equity Awards at 2014 Fiscal Year-End” tables should be viewed together for a more complete representation of both the annual and long-term incentive compensation elements of our program.

Name and Principal Position(1)	Year	Salary(2) ($)	Bonus(3) ($)	Stock Awards(4) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(5) ($)	All Other Compensation(6) ($)	Total ($)
Joseph F. Woody,	2014	857,059	—	922,551	—	217,138	289,847	2,286,595
President and Chief	2013	831,346	—	604,626	—	772,497	79,282	2,287,751
Executive Officer	2012	625,000	—	18,734	—	748,440	210,783	1,602,957

Thomas W. Casey,	2014	87,692	100,000	—	—	—	—	187,692
Executive Vice President, Chief Financial Officer

John T. Bibb,	2014	387,670	—	—	—	72,710	22,504	482,884
Executive Vice President, General Counsel, and Secretary

Laura Piccinini,	2014	349,227	133,000	202,500	—	80,799	150,845	916,371
President of Developed Markets(7)

David E. Ball,	2014	392,848	500	162,000	—	59,380	23,505	638,233
Senior Vice President, Operations, Quality and Regulatory

Brian T. Busenlehner,	2014	335,329	—	—	—	32,062	23,265	390,656
Vice President and former Interim Chief Financial Officer

Robert P. Hureau,	2014	374,269	—	—	—	—	48,054	422,323
former Executive Vice President, Chief Financial Officer	2013	337,179	300,000	1,813,880	—	268,948	68,237	2,788,244

Michael E. Mathews,	2014	171,453	—	—	—	—	1,299,912	1,471,365
former Senior Vice President,	2013	412,169	—	—	—	175,102	1,153,291	1,740,562
International	2012	200,000	165,900	415,625	—	111,739	415,459	1,308,723

Philip M. Croxford,	2014	310,244	37,500	—	—	—	779,877	1,127,621
former Senior Vice President, LifeCell	2013	406,872	50,000	887,346	—	320,775	36,231	1,701,224

(1)	The material terms of each named executive officer’s employment agreement or arrangement is described below, under the heading “Named Executive Officer Employment Agreements and Transition Arrangements.” We do not currently maintain pension arrangements, supplemental executive retirement plans or other non-qualified deferred compensation arrangements for the benefit of the named executive officers and thus the applicable column was intentionally omitted from the table above.
(2)

The column “Salary” indicates the amount of annual base salary earned by the named executive officer during the fiscal year, inclusive of amounts deferred under the Company’s tax-qualified retirement plan. Since increases in annual base salaries have historically occurred annually in April, the annual base salaries presented in this column reflect three months at one annual base salary rate and nine months at an increased annual base salary rate, except in the cases of promotions or job changes where the annual base salaries are prorated. For Mr. Busenlehner, the amount includes $67,500 for his interim assignment as Chief Financial Officer. See the last paragraph of the section entitled “—Executive Annual Base Salaries” for a description of these annual base salary increases.
(3)	In 2014, Mr. Casey received a sign-on bonus of $100,000, Ms. Piccinini received a sign-on bonus of $66,500 and a special bonus of $66,500, Mr. Ball received a spot bonus award of $500 and Mr. Croxford received a retention bonus of $37,500. In 2013, Mr. Hureau received a signing bonus of $300,000 and Mr. Croxford received a signing bonus of $50,000. In 2012, Mr. Mathews received a sign-on bonus of $165,900.
(4)	The column “Stock Awards” indicate the aggregate grant date fair value of profits interest unit awards in the year they were granted, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718. For a discussion of valuation assumptions, please see Note 10 of the notes to the combined financial statements for the year ended December 31, 2014. Achievement of the performance conditions for the performance-based profits interest units was not deemed probable on the date of grant, and, accordingly, pursuant to the SEC’s disclosure rules, no value is included in this table for those portions of the awards. The fair value at the grant date of the performance-based profits interest units granted in 2014 assuming achievement of the performance conditions was as follows: Mr. Woody $808,656; Ms. Piccinini $177,500; and Mr. Ball $142,000. The fair value at the grant date of the performance-based profits interest units granted in 2013 assuming achievement of the performance conditions was as follows: Mr. Woody $520,504; Mr. Hureau $1,561,514; and Mr. Croxford $763,889. The fair value at the grant date of the performance-based profits interest units granted in 2012 assuming achievement of the performance conditions was as follows: Mr. Woody $16,198. Please also refer to the “Grants of Plan-Based Awards in 2014” table below for additional information regarding equity awards granted in 2014.
(5)	In the column “Non-Equity Incentive Plan Compensation,” we disclose the dollar value of all earnings for services performed during the fiscal year pursuant to awards under non-equity incentive plans, including our AIB, as further described in the section entitled “Annual Incentive Bonus for Named Executive Officers.” Whether an award is included with respect to any particular fiscal year depends on whether the relevant performance measure was satisfied during the fiscal year. For example, our AIB awards are annual awards and the payments under those awards are made based upon the achievement of financial results and personal objectives measured as of December 31 of each fiscal year; accordingly, the amount we report for AIB corresponds to the fiscal year for which the award was earned even though such payment was made after the end of such fiscal year. The AIB bonuses for the 2014 fiscal year were paid in the first quarter of 2015. The 2014 AIB bonus payment calculations were based on the annual base salaries in effect as of April 1, 2014, except in the cases of promotions or job changes that occurred during the year, in which case the bonuses are prorated. For Mr. Croxford, the amount reported for 2013 includes the success bonus he received in 2014 when LifeCell met a certain EBITDA target for 2013. For Ms. Piccinini, the amount reported includes a $25,000 corporate success bonus denominated in U.S. dollars, that she received in 2015 due to her region meeting the revenue forecast for the period of April 2014 through December 2014.
(6)	In the column “All Other Compensation,” we disclose for 2014:

•	an aggregate amount of $278,467 in relocation benefits provided to Mr. Woody of which $116,817 was a relocation reimbursement gross-up;

•	our contributions to the Company’s retirement plans, including $8,000 each for Messrs. Woody, Bibb, Ball, Busenlehner, Hureau, Mathews, and Croxford and retirement contributions of $12,079 for Ms. Piccinini;

•	$109,341 in housing allowances and $16,231 in automobile lease fees paid by the Company to or on behalf of Ms. Piccinini;

•	an aggregate amount of $27,474 in relocation benefits provided to Mr. Hureau;

•	for Mr. Mathews, $12,053 in connection with the use of two company-provided cars, $100,506 in housing expenses, $19,800 for reimbursement of educational needs, $62,535 for relocation expenses, $1,323 for reimbursement for payment of utilities, and $410,929 for local tax payments, each in connection with his overseas assignment in 2014. The amounts reported in the preceding sentence are reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.65 U.S. dollars per British Pound. Certain of the amounts reported in this column for Mr. Mathews for fiscal 2014 were calculated by taking a pro rata portion of the total amounts reported for the 2013-2014 U.K. tax year beginning on April 6, 2013 and ending April 5, 2014. Mr. Mathews also received $662,666 in connection with his termination of employment in 2014; and

•	aggregate amounts of $19,920 in relocation benefits provided to Mr. Croxford, $747,788 in connection with his termination of employment and $3,341 for COBRA reimbursement.

(7)	Ms. Piccinini’s non-U.S. dollar denominated compensation is reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.33 U.S. dollar per Euro.

In accordance with SEC regulations, we report use of corporate resources by our named executive officers as a perquisite or other personal benefit unless it is “integrally and directly related” to the performance of the named executive officer’s duties. SEC rules require us to report this and other perquisites at our aggregate incremental cost. The amounts shown include the value of perquisites and other personal benefits to a named executive officer only if the aggregate value exceeded $10,000. Where we do report perquisites and other personal benefits for a named executive officer, we quantify each perquisite or personal benefit only if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits.

Grants of Plan-Based Awards in 2014

The following table provides information concerning awards in 2014.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(4)(5) (#)	Grant Date Fair Value of Stock and Option Awards(6) ($)
		Threshold(3) ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Joseph F. Woody(7)		—	948,200	1,896,400	—	—	—	—	—
	2/25/2014	—	—	—	189,825	569,476	569,476	569,476	922,551
Thomas W. Casey(8)		—	—	—	—	—	—	—	—
John T. Bibb(9)		—	311,287	622,574	—	—	—	—	—
Laura Piccinini(10)		—	248,285	471,570	—	—	—	—	—
	2/25/2014	—	—	—	41,667	125,000	125,000	125,000	202,500
David E. Ball(11)		—	240,093	480,186	—	—	—	—	—
	2/25/2014	—	—	—	33,333	100,000	100,000	100,000	162,000
Brian T. Busenlehner(12)		—	140,009	280,018	—	—	—	—	—
Robert P. Hureau(13)		—	414,000	828,000	—	—	—	—	—
Michael E. Mathews(13)		—	288,400	576,800	—	—	—	—	—
Philip M. Croxford(13)		—	307,913	615,826	—	—	—	—	—

(1)	These columns report the range of potential amounts pursuant to awards under non-equity incentive plans, including our AIB. 2014 AIB bonus amounts are reported in the “2014 Summary Compensation Table” under “Non-Equity Incentive Plan Compensation.” The AIB bonuses for the 2014 fiscal year were paid in the first quarter of 2015. For Ms. Piccinini, the amount includes a $25,000 corporate success bonus. See footnote 10 below.
(2)	As described in more detail under the heading “Executive Long-Term Incentives” above, the profits interest unit awards granted pursuant to the Equity Incentive Plan are divided into two tranches for vesting purposes: 50% of the profits interest unit awards are time-based and 50% of the profits interest unit awards are performance-based. The performance-based profits interest units are reported as an equity incentive plan award in this column. The time-based profits interest units are reported under the “All Other Stock Awards” column. The threshold amount assumes that only one-third of the performance-based profits interest units vest.
(3)	The 2014 AIB does not provide for a threshold payout; therefore, this column is left blank intentionally.
(4)	Reflects time-based profits interest unit awards granted in 2014 pursuant to the Equity Incentive Plan.
(5)	Please refer to the “Outstanding Equity Awards at 2014 Fiscal Year-End” table below for additional information regarding the vesting schedule of time-based profits interest units.
(6)	Represents the grant date fair value of the profits interest units, calculated in accordance with FASB ASC Topic 718 and utilizing the assumptions in Note 10 of the notes to the combined financial statements for the year ended December 31, 2014. The value at the grant date for the performance-based portions of the profits interest units is based upon the probable outcome of the performance conditions. See footnote 4 to the “2014 Summary Compensation Table.”
(7)	Mr. Woody was eligible to receive a 2014 AIB bonus based on a target bonus of 110% of his 2014 annual base salary.
(8)	Mr. Casey was not eligible receive a 2014 AIB bonus based on his hire date of November 11, 2014.
(9)	Mr. Bibb was eligible to receive a 2014 AIB bonus based on a target bonus of 80% of his 2014 annual base salary.
(10)

Ms. Piccinini was eligible to receive a prorated 2014 AIB bonus based on her hire date in February 2014 and a target bonus of 64%, which is a weighted blend of her target bonus of 50% on her hire date, and her target bonus of 70% when she assumed the role of President of Developed Markets effective September 2014. Ms. Piccinini was also eligible to receive a $25,000 corporate success bonus denominated in U.S. dollars, if her region met the revenue forecast for the period of April 2014 through December 2014. Ms. Piccinini’s non-U.S. dollar denominated compensation is reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.33 U.S. dollars per Euro.
(11)	Mr. Ball was eligible to receive a 2014 AIB bonus based on a target bonus of 60% of his 2014 annual base salary.
(12)	Mr. Busenlehner was eligible to receive a prorated 2014 AIB bonus based on a target bonus of 52%, which is a weighted blend of his target bonus of 80% which was in effect while he served in the interim Chief Financial Officer role and his target bonus of 35% for the remainder of 2014.
(13)	Messrs. Hureau, Mathews and Croxford were not eligible to receive a 2014 AIB bonus due to their separations from the Company in 2014.

Named Executive Officer Employment Agreements and Transition Arrangements

Upon hiring each of the named executive officers, the Company and the named executive officer executed an offer letter or employment agreement, as applicable, outlining the terms of employment for such named executive officer. Each of these letters or agreements sets forth standard terms summarizing annual base salary, bonus and benefits. These offer letters and employment agreements are described below.

Joseph F. Woody. In November 2011, Mr. Woody executed an employment agreement with KCI providing for his at-will employment as the President of Active Healing Solutions business unit of KCI, with a four-year term (which term is automatically extended for one-year periods thereafter unless either party provides notice of non-extension). Pursuant to his employment agreement, Mr. Woody’s annual base salary in 2012 was $625,000, subject to annual review and increase. For 2011, Mr. Woody received a one-time signing bonus of $804,000 and $58,219 as a prorated portion of his annual performance-based bonus, which is a target of 100% of his annual base salary. He was also eligible for an allowance for housing in San Antonio, Texas and for travel to and from Boston, not to exceed $13,000 per month, or the Housing/Travel Allowance. Mr. Woody was also eligible for certain relocation benefits, or the Relocation Benefits, including real estate closing costs and moving services costs, and a $32,000 one-time relocation allowance, all of which are to be grossed up for tax purposes. His annual base salary changed from $625,000 to $825,000 effective January 2013 based on competitive position and strong individual performance. Under a Profits Interest Unit Award Agreement entered into in November 2011, Mr. Woody was also granted 2,288,495.714 profits interest units pursuant to the Equity Incentive Plan. In July 2012, he was granted an additional 28,170.953 profits interest units relating to his November 2011 grant. In May 2013, he was granted 525,762 profits interest units in connection with his assumption of the additional responsibilities of the interim Chief Executive Officer role for LifeCell in April 2013. In February 2014, he was granted 1,138,952 profits interest units in connection with his promotion to President and Chief Executive Officer of the combined organization of LifeCell, Systagenix, and KCI in September 2013.

In October 2014, Mr. Woody executed an amended and restated employment agreement, or the Woody A&R Employment Agreement. Pursuant to the terms of the Woody A&R Employment Agreement, his employment term is extended to November 2018 (which term is automatically extended for one-year periods thereafter unless either party provides notice of non-extension), his annual base salary is $862,000, and his target bonus percentage is 110% of annual base salary. The Woody A&R Employment Agreement also provides for the Relocation Benefits. In 2014, when Mr. Woody moved his permanent residence to Texas, the Housing/Travel Allowance ceased and he received Relocation Benefits in an amount equal to $278,467, which included real estate closing costs and moving services costs, all of which were grossed up in an amount equal to $116,817 for tax purposes. Mr. Woody is also eligible for severance benefits, subject to his execution of a release of claims and compliance with certain restrictive covenants, pursuant to the terms of the Woody A&R Employment Agreement, in the event his employment is terminated upon the occurrence of certain events as discussed in “Potential Payments Upon Termination or Change in Control” below. In July 2015, he was granted 1,389,722 profits interest units.

Thomas W. Casey. In November 2014, Mr. Casey received a written offer letter from KCI USA, Inc. providing for his at-will employment as Executive Vice President, Chief Financial Officer of the Company, with no fixed term of employment. Pursuant to his offer letter, Mr. Casey’s annual base salary in 2014 was $600,000. Due to his start date with the Company, he was not eligible to receive an annual performance-based bonus pursuant to the AIB for 2014. Mr. Casey’s target bonus for 2015 is 80% of his annual base salary. For 2014, Mr. Casey also received a one-time signing bonus of $100,000, which was paid 30 days from his employment date, and was eligible for perquisites consisting of up to $5,000 per year for financial planning and tax services and up to $2,500 per year for a physical exam. Mr. Casey is also eligible for severance benefits and may be subject to certain restrictive covenants in the event his employment is terminated upon the occurrence of certain events, pursuant to a separate retention agreement he has entered into with KCI, as discussed in “Potential Payments Upon Termination or Change in Control” below. Mr. Casey’s offer letter also provided for the grant of 2,000,000 profits interest units pursuant to the Equity Incentive Plan upon approval by the compensation committee, which grant was made in February 2015. The offer letter also contemplates the execution of a retention agreement with Mr. Casey as further described in “Potential Payments Upon Termination or Change in Control” below. In July 2015, he was granted 775,161 profits interest units.

John T. Bibb. In April 2011, Mr. Bibb executed a written offer letter with KCI, providing for his at-will employment as Senior Vice President, General Counsel of KCI, with no fixed term of employment. Pursuant to his offer letter, Mr. Bibb’s annual base salary in 2011 was $340,000, and he was also eligible to receive an annual performance-based bonus pursuant to the AIB for 2011 with a target bonus of 60% of his annual base salary. Mr. Bibb’s offer letter also provides perquisites consisting of up to $5,000 per year for financial planning and tax services and up to $2,500 per year for a physical exam (as of 2014). In addition, Mr. Bibb’s offer letter also provided for an equity award with a target value of $550,000. Under a Profits Interest Unit Award Agreement entered into in November 2011, Mr. Bibb was granted 1,317,119.835 profits interest units pursuant to the Equity Incentive Plan. In July 2012, he was granted an additional 16,213.498 profits interest units relating to his November 2011 grant. Effective April 2014, Mr. Bibb’s annual base salary was $389,108, and his target bonus percentage was 80% of his annual base salary. Mr. Bibb is also eligible for severance benefits and may be subject to certain restrictive covenants in the event his employment is terminated upon the occurrence of certain events, pursuant to a separate retention agreement he has entered into with KCI, as discussed in “Potential Payments Upon Termination or Change in Control” below. In July 2015, he was granted 428,266 profits interest units.

Laura Piccinini. In 2013, Ms. Piccinini executed a written employment agreement with KCI Medical S.r.l. providing for her employment as Vice President, Core Markets commencing in February 2014, with no fixed term of employment. Pursuant to her employment agreement, Ms. Piccinini’s annual base salary in February 2014 was $372,400, and she was also eligible to receive an annual performance-based bonus pursuant to the AIB with a target bonus for 2014 of 35% of her annual base salary, prorated based on her February 2014 commencement date. Ms. Piccinini also received a grant of 250,000 profits interest units pursuant to the Equity Incentive Plan in February 2014, a signing bonus of $66,500, which was paid within 30 days from her employment date, a special bonus of $66,500 and perquisites consisting of a $9,975 monthly housing allowance and use of a company car. In March 2014, Ms. Piccinini was promoted to Vice President, Europe, Australia and New Zealand. In connection with her March 2014 promotion, Ms. Piccinini’s annual base salary was increased to $385,700 and her target bonus was increased to 50% of her annual base salary. In October 2014, Ms. Piccinini executed an amendment letter to her employment agreement in connection with her promotion to President of Developed Markets. Pursuant to her October 2014 amendment letter, effective as of September 2014, Ms. Piccinini’s target bonus was increased to 70% of her annual base salary. Pursuant to a stay bonus agreement executed in March 2014, in March 2015, Ms. Piccinini received a retention bonus of $75,000 and an additional corporate success bonus of $25,000. Ms. Piccinini’s retention and corporate success bonuses were both denominated in U.S. dollars. Ms. Piccinini is entitled to receive notice, or payment in lieu thereof, and a severance payment pursuant to applicable Italian labor law, in the event her employment is terminated upon the occurrence of certain events as discussed in “Potential Payments Upon Termination or Change in Control” below. In February 2015, she was granted 250,000 profits interest units, and in July 2015, she was granted 798,715 profits interest units. Ms. Piccinini’s compensation is reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.33 U.S. dollar per Euro.

David E. Ball. In April 2011, Mr. Ball received a written offer letter from KCI USA, Inc. providing for his employment as COO – Active Healing Solutions, a former business unit of KCI. Pursuant to his offer letter, Mr. Ball’s annual base salary was $315,000, and he was also eligible to receive an annual performance-based bonus pursuant to the AIB with a target bonus of 40% of his annual base salary. Under a Profits Interest Unit Award Agreement entered into in November 2011, Mr. Ball was granted 460,991.942 profits interest units pursuant to the Equity Incentive Plan. In July 2012, he was granted an additional 5,674.725 profits interest units relating to his November 2011 grant. For 2011, Mr. Ball also received a one-time signing bonus of $50,000, which was paid within 30 days after his employment date, and for 2012, Mr. Ball received an additional bonus of $50,000, based on performance goals agreed upon by KCI and Mr. Ball, which was paid in March 2012. Mr. Ball was also eligible for certain relocation benefits, including a relocation allowance equivalent to 4% of his annual base salary (less applicable taxes), real estate closing costs, and moving services costs. Mr. Ball is also eligible for severance benefits and may be subject to certain restrictive covenants in the event his employment is terminated upon the occurrence of certain events, pursuant to a separate retention agreement he has entered into with KCI, as discussed in “Potential Payments Upon Termination or Change in Control” below. In February 2014, Mr. Ball was granted 200,000 profits interest units in connection with his expanded role as Senior Vice President, Operations, Quality and Regulatory. Effective April 2014, Mr. Ball’s annual base salary was $400,155, and his target bonus for 2014 was 60% of his annual base salary. In July 2015, he was granted 214,133 profits interest units.

Brian T. Busenlehner. In 2005, Mr. Busenlehner executed a written offer letter with KCI USA, Inc. providing for his employment in the Company’s Internal Audit department. Since 2007, he has served as the Company’s Vice President, Corporate Controller. As of March 2014, Mr. Busenlehner’s annual base salary was $268,540, and he was also eligible to receive an annual performance-based bonus pursuant to the AIB with a target bonus for 2014 of 35% of his annual base salary, which was increased to 80% for the time period during which he served as the Company’s interim Chief Financial Officer. Mr. Busenlehner is also eligible for severance benefits and may be subject to certain restrictive covenants in the event his employment is terminated upon the occurrence of certain events, pursuant to a separate retention agreement he has entered into with KCI, as discussed in “Potential Payments Upon Termination or Change in Control” below. Under a Profits Interest Unit Award Agreement entered into in November 2011, Mr. Busenlehner was granted 197,567.975 profits interest units pursuant to the Equity Incentive Plan. In June 2012, he was granted an additional 41,667 profits interest units and in July 2012, he was granted an additional 2,432.025 profits interest units relating to his November 2011 grant. In July 2015, he was granted 144,540 profits interest units.

Robert P. Hureau. In March 2013, Mr. Hureau executed a written offer letter with KCI USA, Inc. providing for his at-will employment as Executive Vice President, Chief Financial Officer, with no fixed term of employment. Pursuant to his offer letter, Mr. Hureau’s annual base salary in 2013 was $500,000, and he was also eligible to receive an annual performance-based bonus pursuant to the AIB with a target bonus for 2013 of 80% of his annual base salary, which would have been prorated based on his service with KCI in 2013. For 2013, Mr. Hureau also received a one-time signing bonus of $300,000, which was paid within 30 days from his employment date, and perquisites consisting of relocation benefits in accordance with company policy and $5,000 per year for financial planning and tax services. In May 2013, Mr. Hureau received a grant of 1,577,287 profits interest units pursuant to the Equity Incentive Plan. Mr. Hureau resigned from the Company in September 2014 and became subject to certain restrictive covenants pursuant to the terms of his Non-Disclosure and Non-Compete Agreement.

Michael E. Mathews. In July 2012, Mr. Mathews executed a written offer letter with KCI USA, Inc. providing for his at-will employment as Senior Vice President, International, with no fixed term of employment. In August 2012, Mr. Mathews executed a global assignment agreement with KCI USA, Inc. providing for his relocation overseas, with an assignment end date of December 31, 2015. Pursuant to his offer letter and global assignment agreement, Mr. Mathews’ annual base salary in 2012 was $400,000. His annual base salary changed from $400,000 to $412,000 effective April 2013, reflecting a merit increase. Mr. Mathews was also eligible to receive an annual performance-based bonus pursuant to the AIB, with a target bonus for 2012 of 70% of his annual base salary, which was prorated based on his service with KCI in 2012. For 2012, Mr. Mathews also received a one-time signing bonus of $165,900, which was paid within 30 days from his employment date. Mr. Mathews’ offer letter provided for severance benefits upon an involuntary termination of his employment by KCI and relocation benefits in accordance with company policy. In July 2012, he was granted 607,498 profits interest units pursuant to the Equity Incentive Plan, and was also granted an additional 17,502 profits interest units relating to his previous grant. Pursuant to his global assignment agreement, Mr. Mathews also received (i) travel costs for four trips to the United States per year for Mr. Mathews and his family, (ii) a monthly housing allowance of up to $16,500 per month during his assignment in the United Kingdom, (iii) an annual allowance of $32,000, which represents the goods and services differential between the United Kingdom and the United States, (iv) work permits and schooling costs for dependents, (v) either a leased car with a monthly cost of, or monthly car allowance of, $1,815, and (vi) a tax true-up amount so that Mr. Mathews was only required to pay such taxes on his annual base salary and AIB bonus that he would have paid had he been located in the United States. The amounts reported in the preceding sentence with respect to Mr. Mathews’ housing allowance and car allowance are reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.65 U.S. dollars per British Pound. In connection with his relocation, Mr. Mathews was entitled to relocation benefits for moving his household effects and family to and from the United Kingdom for the assignment in accordance with the Company’s moving and relocation policy as in effect from time to time. Mr. Mathews was also eligible for severance benefits and became subject to certain restrictive covenants upon the termination of his employment in May 2014 as discussed in “Potential Payments Upon Termination or Change in Control” below.

Philip M. Croxford. In November 2012, Mr. Croxford executed a written offer letter with LifeCell providing for his at-will employment as Senior Vice President, Commercial, with no fixed term of employment. Pursuant to his offer letter, Mr. Croxford’s annual base salary in December 2012 was $395,000, and he was also eligible to receive an annual performance-based bonus pursuant to the AIB, with a target bonus for 2013 of 60% of his annual base salary. In March 2013, Mr. Croxford was granted 771,605 profits interest units pursuant to the Equity Incentive Plan. In October 2013, Mr. Croxford executed a written offer letter with KCI in connection with his promotion to Senior Vice President, LifeCell. Pursuant to his October 2013 offer letter, Mr. Croxford’s annual base salary for 2013, effective as of September 2013, was increased to $425,000, and his target bonus was increased to 70% of his annual base salary. The October 2013 offer letter also provides perquisites consisting of up to $5,000 per year for financial planning and tax services and up to $2,500 per year for a physical exam (as of 2014). Pursuant to his November 2012 offer letter, Mr. Croxford also received a contingent signing bonus of $130,000, of which $80,000 was paid in 2012 and the remaining $50,000 was paid in 2013. In May 2013, Mr. Croxford executed a stay bonus agreement with LifeCell providing for the payment of a retention bonus of $37,500 in the event he remained employed with LifeCell through December 31, 2013, and an additional success bonus of $37,500 if LifeCell met a certain EBITDA target for 2013. Mr. Croxford was also eligible for severance benefits and became subject to certain restrictive covenants upon the termination of his employment in September 2014 as discussed in “Potential Payments Upon Termination or Change in Control” below.

Material Terms of Plans that Govern Share-Based Awards

In July 2015, the Board of Directors approved amendments to the Equity Incentive Plan, as further described in the section captioned “Executive Long-Term Incentives—Long-Term Incentive Program Design.” At the time of the Equity Incentive Plan’s initial adoption in November 2011, the maximum aggregate number of profits interest units available for awards under the Equity Incentive Plan was 23,352,535, subject to adjustment as provided for in the Equity Incentive Plan. In July 2012 and July 2015, the LPA was amended to allow for a maximum of 23,641,333 profits interest units and 33,641,333 profits interest units, respectively, to be available for awards under the Equity Incentive Plan. The vesting terms and expiration of each award are fixed by the compensation committee. The distribution threshold for awards granted under the Equity Incentive Plan is established by the compensation committee, which is not less than an amount equal to the fair market value of a limited partnership unit as of the date of grant of such awards. “Fair Market Value” means the fair market value per limited partnership unit as determined by the compensation committee in good faith based upon the amount such limited partnership unit would have received as a distribution in the event of a liquidation of the Partnership as of the date of determination, provided that, for the avoidance of doubt, no valuation discount (including for lack of marketability or minority interest) shall be taken into account when such determination is made.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table provides information concerning outstanding equity awards for each named executive officer outstanding as of December 31, 2014. The equity awards held by the named executive officers are profits interest units.

	Equity Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Joseph F. Woody	11/28/2011	234,051	641,299	1,144,248	1,045,080
	7/26/2012	3,521	9,649	14,085	12,865
	5/1/2013	164,301	41,075	262,881	21,907
	2/25/2014	569,476	—	569,476	—
Thomas W. Casey	—	—	—	—	—
John T. Bibb	11/11/2011	164,640	451,114	658,560	601,485
	7/26/2012	2,027	5,553	8,107	7,404
Laura Piccinini	2/25/2014	125,000	—	125,000	—
David E. Ball	11/11/2011	57,624	157,890	230,496	210,520
	7/26/2012	709	1,944	2,837	2,591
	2/25/2014	100,000	—	100,000	—
Brian T. Busenlehner	11/11/2011	24,696	67,667	98,784	90,223
	6/28/2012	7,813	21,406	20,834	19,028
	7/26/2012	304	833	1,216	1,111
Robert P. Hureau(5)	5/6/2013	542,192	135,548	788,644	65,720
Michael E. Mathews(5)	7/2/2012	131,041	359,052	303,749	277,424
	7/26/2012	4,375	11,989	8,751	7,993
Philip M. Croxford(5)	3/25/2013	192,901	88,735	385,803	59,156

(1)	Represents time-based profits interest units that have not vested. Generally, time-based profits interest units vest 25% one year after the date of grant with the remaining 75% vesting quarterly in equal amounts over the next 36 months so that vesting is 100% complete in four years. In March 2013, Mr. Croxford received an award of profits interest units with the following time-based vesting schedule: 25% vest on the first anniversary of December 2012, his employment start date; the remainder vest over the next 36 months on a quarterly basis. In November 2011, Mr. Woody received an award of profits interest units, a portion of which was fully vested and non-forfeitable on the date of grant. On July 2, 2012, Mr. Mathews received an award of profits interest units, a portion of which was fully vested and non-forfeitable on the date of grant. On July 26, 2012, Mr. Mathews received an award of profits interest units with a vesting commencement date of July 2, 2012. On July 26, 2012, Messrs. Woody, Bibb, Ball, and Busenlehner received awards of profits interest units with a vesting commencement date of November 2011. Vesting of the time-based profits interest units will be accelerated upon a change of control, as such term is defined in the Equity Incentive Plan. See “—Potential Payments Upon Termination or Change in Control—Second Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan.”
(2)

Based on the appreciation in the value of our business from and after the date of grant through October 31, 2014, the date of the Company’s most current valuation prior to December 31, 2014. As of October 31,

2014, the value of our business had not appreciated to a level that would have created value in the profits interest units granted on February 25, 2014. Therefore, the market value of those profits interest units reflected in this table as of December 31, 2014 is zero.
(3)	Represents performance-based profits interest units, which vest one-third each upon the later of (i) achieving 1.5 MOIC, 2.0 MOIC, and 2.5 MOIC, as further described in the section entitled “—Executive Long-Term Incentives,” and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan.
(4)	At December 31, 2014, the value of our business had appreciated to a level that would have created value in the one-third of the performance-based profits interest units subject to achievement of 1.5 MOIC that were granted prior to February 25, 2014. Therefore, the amounts shown in this column represent the market value of such outstanding performance-based profits interest units as of December 31, 2014 based on the valuation as of October 31, 2014, the date of the Company’s most current valuation prior to December 31, 2014. As of October 31, 2014, the value of our business had not appreciated to a level that would have created value in the profits interest units granted on February 25, 2014. Therefore, the market value of those profits interest units reflected in this table as of December 31, 2014 is zero.
(5)	Represents profits interest units that were unvested at the time of separation from the Company of each of Messrs. Hureau, Mathews, and Croxford. Messrs. Hureau, Mathews, and Croxford each forfeited all of their unvested profits interest units upon their separation from the Company.

Option Exercises and Stock Vested in 2014

The following table provides information concerning the number of time-based profits interest units held by our named executive officers that vested during 2014 on an aggregate basis.

	Equity Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Joseph F. Woody	336,152	745,569
Thomas W. Casey	—	—
John T. Bibb	166,667	490,266
Laura Piccinini	—	—
David E. Ball	58,333	171,593
Brian T. Busenlehner	30,208	88,861
Robert P. Hureau	246,451	741,521
Michael E. Mathews	50,781	152,790
Philip M. Croxford	96,451	264,275

(1)	Based on the appreciation in the value of our business from and after the date of grant through the date of the Company’s most current valuation prior to each applicable vesting date.

Pension Benefits and Non-qualified Deferred Compensation

We do not currently maintain pension arrangements, supplemental executive retirement plans or other non-qualified deferred compensation arrangements for the benefit of our named executive officers.

Potential Payments Upon Termination or Change in Control

The information below describes and estimates certain compensation that would become payable under existing plans and arrangements if the named executive officer’s employment had terminated on December 31, 2014 (other than for Messrs. Hureau, Mathews, and Croxford, whose actual compensation payable in connection with their separation, if any, is described below), given the named executive officer’s compensation and service levels as of such date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company’s bonus plans, disability benefits and accrued salary and vacation benefits.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from those estimated below. Factors that could affect these amounts include the timing during the year of any such event and the valuation of the Company at that time. There can be no assurance that a termination or change in control would produce the same or similar results as those described below if any assumption used to prepare this information is not correct in fact.

Woody A&R Employment Agreement. Under the terms of the Woody A&R Employment Agreement, Mr. Woody will be entitled to the following severance pay and benefits if his employment is terminated by KCI without “Cause,” if he terminates his employment for “Good Reason,” or if KCI elects not to extend the term of his employment agreement, subject to compliance with certain restrictive covenant obligations and to execution of a release of claims in favor of KCI and its affiliates, (i) a lump sum cash payment equal to the sum of his then-current annual base salary and annual target bonus multiplied by 1.5 (or multiplied by 2 if such termination occurs within 24 months following a change of control) and (ii) reimbursements for 18 months of full COBRA coverage. In the event Mr. Woody’s employment is terminated as a result of his death or disability, he will be entitled to a pro rata bonus for the year of termination (determined based on actual results).

The Woody A&R Employment Agreement contains (i) perpetual confidentiality restrictions that protect proprietary information, developments and other intellectual property and confidential information and materials of KCI and its affiliates, (ii) a non-competition covenant that prohibits Mr. Woody from competing against KCI or its affiliates during the term of employment and for two years after termination of employment, and (iii) a non-solicitation covenant that prohibits Mr. Woody from actively soliciting customers, suppliers, employees, agents or consultants of KCI or its affiliates during the term of employment and for two years after termination of employment.

Under the Woody A&R Employment Agreement, “Cause” generally means his (i) substantial and continuing failure to render services to KCI or any affiliate in accordance with his obligations and position with KCI or any affiliate, subject to his receipt of adequate notice of such failure and, if such failure is capable of cure, his inability to cure such failure within 30 days after such notice; (ii) gross negligence or breach of fiduciary duty; (iii) conviction of, or no contest plea to, an act of theft, fraud or embezzlement, or a felony; or (iv) material breach of the terms of any agreement between him and either KCI or any affiliate or a material breach of any KCI policy, subject to his receipt of adequate notice of such breach and, if such breach is capable of cure, his inability to cure such breach within 30 days after such notice.

Under the Woody A&R Employment Agreement, “Good Reason” generally means (i) the material reduction of his title, duties, authority, responsibilities and/or reporting relationship, all from that which existed as of the date of the Woody A&R Employment Agreement, which is not cured within 30 days after his written notice to KCI; provided, however, it shall not be considered Good Reason if, upon or following a change in control, Mr. Woody’s compensation, duties, authority and responsibilities remain the same as those prior to the change in control but Mr. Woody’s title is changed (so long as the title is the functional equivalent and of similar prestige to his title immediately preceding such change in control); (ii) the reduction of his annual base salary (which is not cured within 30 days after his written notice to KCI) or target bonus percentage to below 110%; (iii) his relocation to a business location in excess of 50 miles from KCI’s headquarters in San Antonio, Texas (which is not cured within 30 days after his written notice to KCI); (iv) KCI’s failure to obtain a satisfactory agreement from any successor of KCI to assume and agree to perform KCI’s obligations under the Woody A&R Employment Agreement and deliver a copy thereof to Mr. Woody, unless such assumption occurs by operation of law; or (v) KCI’s material breach of any of its obligations under the Woody A&R Employment Agreement which breach KCI has failed to cure within 30 days of written notice from Mr. Woody. To be considered a resignation from employment on account of Good Reason, Mr. Woody must provide written notice to KCI

(stating that he believes one or more of the Good Reason conditions described above exists) within 90 days following the initial existence of such condition, and must resign within 30 days following KCI’s failure to cure such condition.

Casey, Bibb, Ball and Busenlehner Retention Agreements. Prior to the 2011 LBO, KCI entered into an executive retention agreement with Mr. Bibb and a key employee retention agreement with Mr. Busenlehner, and following the 2011 LBO, KCI entered into a key employee retention agreement with each of Messrs. Casey and Ball, or each, a Retention Agreement, which are in the same form, except as otherwise noted. The Retention Agreements each provide for at-will employment and that upon termination of employment by KCI without “Cause” or by the named executive officer for “Good Reason,” subject to the execution of a separation and release agreement in favor of KCI and its affiliates, each named executive officer will be entitled to receive: (i) a lump sum cash termination payment equal to the named executive officer’s annual base salary, and, in the case of Messrs. Casey, Bibb and Ball, annual target bonus, and (ii) reimbursement of full COBRA premiums for up to 12 months following the date of termination of his employment.

Mr. Bibb’s Retention Agreement provides that if his employment is terminated by KCI without “Cause” or by him for “Good Reason” upon or within 24 months following a change of control, Mr. Bibb is entitled to receive: (i) a lump sum cash termination payment equal to the sum of his annual base salary and annual target bonus multiplied by 2 and (ii) reimbursement of full COBRA premiums for up to 18 months following the date of termination of his employment.

Mr. Busenlehner’s Retention Agreement provides that if his employment is terminated by KCI without “Cause” or by him for “Good Reason” upon or within 24 months following a change of control, Mr. Busenlehner is entitled to receive: (i) a lump sum cash termination payment equal to the sum of his annual base salary and annual target bonus and (ii) reimbursement of full COBRA premiums for up to 12 months following the date of termination of his employment.

Under the Retention Agreements described above, “Cause” generally means conduct involving one or more of the following: (i) the named executive officer’s substantial and continuing failure to render services to KCI or any affiliate in accordance with his obligations and position with KCI or any affiliate (other than, with respect to Messrs. Casey, Bibb and Ball, due to the named executive officer’s disability); provided that KCI or any affiliate provides the named executive officer with adequate notice of such failure and, if such failure is capable of cure, the named executive officer fails to cure such failure within 30 days of the notice; (ii) dishonesty (which, in the case of Messrs. Casey, Bibb and Ball, causes financial or reputation harm to KCI or its affiliates), gross negligence or breach of fiduciary duty; (iii) indictment of, conviction of, or no contest plea to, an act of theft, fraud, embezzlement, or, in the case of Messrs. Casey, Bibb and Ball, any felony (and in the case of Mr. Busenlehner, commission of a felony); or (iv) a material breach of the terms of an agreement between the named executive officer and KCI or between the named executive officer and any affiliate of KCI or a material breach of any policy of KCI (or its affiliates, as applicable). Mr. Bibb’s Retention Agreement also provides that “Cause” includes the failure to use reasonable business judgment in executing or following any specific and lawful directive or instruction from the named executive officer’s immediate supervisor, KCI’s chief executive officer, or KCI’s board of directors. If within 12 months after the termination of Messrs. Casey, Bibb or Ball’s employment, facts and circumstances are discovered that would have justified a termination for Cause, the termination of the named executive officer’s employment shall be deemed to have been for Cause and he may be required to repay any severance benefits to which he would not have been entitled upon a termination for Cause.

Under the four Retention Agreements, “Good Reason” generally means the occurrence of any of the following (in the case of Messrs. Casey, Bibb and Ball, without the named executive officer’s consent): (i) the material reduction of the named executive officer’s duties and/or responsibilities, which is not cured within 30 days after the named executive officer provides written notice to KCI; provided, however, it shall not be considered Good Reason if, upon or following a change in control, his duties and responsibilities remain the same as those prior to the change in control but his title and/or reporting relationship is changed; (ii) the material reduction of the named executive officer’s annual base salary or compensation, as applicable (which, in the case of Messrs. Casey, Bibb and Ball, is not cured within 30 days after the named executive officer provides written notice), other than across-the-board decreases in annual base salary or compensation, as applicable, applicable to all executive officers (or, in the case of Messrs. Casey and Ball, “similarly situated key employees”) of KCI (and any affiliate, as applicable); or (iii) the relocation of the named executive officer to a business location in excess of 50 miles from KCI’s headquarters in San Antonio, Texas (which, in the case of Messrs. Casey, Bibb and Ball, is not cured within 30 days after the named executive officer provides written notice). Pursuant to the terms of the Retention Agreements for Messrs. Casey, Bibb and Ball, to be considered a resignation from employment on account of “Good Reason,” the named executive officer must: (i) provide written notice to KCI or its affiliate, as applicable (stating that he believes one or more of the Good Reason conditions described above exists), within 30 days from the date the named executive officer becomes aware of the initial existence of such condition, upon the notice of which KCI or its affiliate shall be provided a period of 30 days during which it may remedy the situation, and (ii) resign within 30 days of the failure of KCI or its affiliate to cure such condition.

Piccinini Employment Agreement and Applicable Law. Pursuant to Ms. Piccinini’s employment agreement with KCI Medical S.r.l. and to applicable Italian labor law, upon a termination of Ms. Piccinini’s employment, she is entitled to notice, or payment in lieu thereof, of between six months and twelve months, as follows: for up to four years of service, six months’ notice; for between four years and eight years of service, eight months’ notice; for between eight and twelve years of service, ten months’ notice; and for twelve or more months of service, twelve months’ notice. Ms. Piccinini would also be eligible to receive a severance payment equal to approximately one month of compensation per year of service with the Company upon termination of her employment for any reason, including upon a termination for cause or upon Ms. Piccinini’s resignation. Ms. Piccinini would also be eligible to receive a gross annual amount equal to 30% of her last annual base salary, paid in quarterly equal installments from the date of termination of her employment contract in consideration for her compliance with a six-month post-termination non-competition covenant. Ms. Piccinini’s employment agreement also provides for a 12-month post-termination non-solicitation covenant.

Hureau Resignation. Effective September 2014, Mr. Hureau resigned from his position as Executive Vice President and Chief Financial Officer. Mr. Hureau remains subject to the Non-Disclosure and Non-Compete Agreement that he executed as a new hire employee, which contains a two-year post-termination non-competition covenant, a two-year post-termination non-solicitation covenant, and a perpetual confidentiality provision. No separation payments were made to Mr. Hureau, and he is not otherwise entitled to severance or post-termination compensation from the Company under any arrangements. In connection with Mr. Hureau’s separation, the Partnership exercised customary repurchase rights with respect to 49,290.22 of Mr. Hureau’s vested profits interest units in July 2015 and purchased the remaining 197,160.88 of his vested profits interest units in August 2015.

Mathews and Croxford Separation and Release Agreements. Effective May 2014, Mr. Mathews ceased to be the Senior Vice President, International, and effective September 2014, Mr. Croxford ceased to be the Senior Vice President, LifeCell. In connection with their separations from employment, each of Messrs. Mathews and Croxford entered into a separation and release agreement that contained a general release of claims in favor of KCI and its affiliates, and LifeCell and its affiliates, respectively. The separation and release agreements also contain a perpetual non-disparagement provision and reaffirm the Nondisclosure and Non-Competition Agreements previously executed by the named executive officers, each of which contains a two-year post-termination non-competition covenant, a two-year post-termination non-solicitation covenant, and a perpetual confidentiality provision. In partial consideration for Mr. Mathews’ obligations under his separation and release agreement, Mr. Mathews was eligible to receive: (i) a lump sum cash termination payment in the amount of $662,666; (ii) continued allowance for housing and car in the United Kingdom through July 2014; and (iii) a tax true-up amount with regard to such benefits provided under the separation and release agreement such that Mr. Mathews is only required to pay such taxes on such benefits that he would have paid had he been located in the United States. In partial consideration for Mr. Croxford’s obligations under the separation and release agreement, Mr. Croxford was eligible to receive a lump sum cash termination payment in the amount of

$747,788. Both named executive officers were eligible to receive full reimbursement for COBRA premiums for a period of 12 months immediately following the date of the termination of his employment. In addition, each separation and release agreement provided that the Partnership would exercise its call rights with respect to (i) 177,083.5 vested profits interest units, in the case of Mr. Mathews, and (ii) 192,901.27 vested profits interest units, in the case of Mr. Croxford. The Partnership exercised such repurchase rights (i) with respect to 160,156.44 of Mr. Mathews’ vested profits interest units in November 2014 and the remaining 16,927.06 of his vested profits interest units in March 2015 and (ii) with respect to all of Mr. Croxford’s vested profits interest units in April 2015.

Second Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan. In July 2015, the Board of Directors approved the Equity Incentive Plan. Named executive officers are eligible to participate in the Equity Incentive Plan, pursuant to which recipients of profits interest units are eligible to share in the value realized by the Company’s private owners. Fifty percent of the profits interest unit awards vest based on the passage of time and generally vest one-fourth on the first anniversary of the date of grant and equally on each quarterly anniversary thereafter (but with accelerated vesting upon a change of control, as such term is defined in the Equity Incentive Plan), and 50% of the profits interest unit awards are subject to performance-based vesting conditions and vest one-third each upon the later of (i) achieving 1.5 MOIC, 2.0 MOIC and 2.5 MOIC, as applicable (with proportionate vesting to the extent the actual MOIC falls between 1.5 and 2.5, as further described in the section entitled “—Executive Long-Term Incentives”), and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. The compensation committee exercises judgment in determining the levels of profits interest unit awards, considering the competitiveness of the awards, relative job responsibilities, a named executive officer’s target cash and total compensation levels and an assessment of each named executive officer’s performance and potential, as well as retention considerations. All named executive officers have been granted awards under the Equity Incentive Plan, which generally have the terms described below.

In the event of termination of a named executive officer’s employment without cause or for good reason, the portion of the time-based tranche that would have vested on the next scheduled vesting date will become vested on the date of such termination, and the remaining unvested portion of the time-based award may become fully vested if a change of control, as such term is defined in the Equity Incentive Plan, occurs within 105 days following the date of such termination, disregarding the prior termination of employment for such purposes. In addition, in the event of termination of a named executive officer’s employment without cause or for good reason, as such terms are defined in the Equity Incentive Plan, the performance-based tranche will remain eligible to become vested if a transaction or transactions occurs or occur within six months following such termination which would have resulted in vesting of any portion of such performance-based profits interest units.

In the event of certain divestitures of individual business segments of the Company and certain corresponding terminations of employment, (i) the time-based tranche may become fully vested if the named executive officer remains employed through such divestiture, uses best efforts to effect such divestiture, and (a) is not made a comparable offer of employment from either the successor to the divested business or the then-current employer or (b) is made a comparable offer and continues with the successor to the divested business or the then-current employer, as applicable, for a reasonable transition period of up to one year (or if earlier, until a qualifying termination of employment), and (ii) the performance-based tranche may remain eligible to become vested upon a subsequent MOIC event and initial public offering, change of control or qualified leveraged recapitalization, as such terms are defined in the Equity Incentive Plan, if the named executive officer remains employed through such divestiture, uses best efforts to effect such divestiture, and (a) is not made a comparable offer of employment from either the successor to the divested business or the then-current employer or (b) is made a comparable offer and continues with the successor to the divested business or the then-current employer, as applicable, for a reasonable transition period of up to one year (or if earlier, until a qualifying termination of employment). In the event of a termination of a named executive officer’s employment without cause or for good reason, within 105 days prior to such divestiture, the named executive officer is afforded the special vesting of the time-based tranche and the performance-based tranche described above upon the closing of such divestiture.

The profits interest unit awards are subject to customary repurchase rights, restrictions on transfer and other security holder rights, and the named executive officers have the right to require the profits interest units to be repurchased at Fair Market Value by the Partnership upon a termination of employment due to death or disability.

Except as otherwise described herein, in the event of termination of a named executive officer’s employment, unvested profits interest units are forfeited for no consideration therefor.

Under the Equity Incentive Plan, cause means conduct involving one or more of the following: (i) the substantial and continuing failure of the participant to render services to the Partnership or any affiliate in accordance with the participant’s obligations and position with the Partnership or affiliate; provided that the Partnership or such affiliate provides the participant with adequate notice of such failure and, if such failure is capable of cure, the participant fails to cure such failure within 30 days of the notice; (ii) dishonesty, gross negligence or breach of fiduciary duty; (iii) the participant’s indictment of, conviction of, or no contest plea to, an act of theft, fraud or embezzlement; (iv) the commission of a felony; or (v) a material breach of the terms of any agreement between the participant, on the one hand, and the Partnership or any affiliate on the other hand or a material breach of any material policy of the Partnership or any affiliate.

Under the Equity Incentive Plan, good reason means one or more of the following: (i) the material reduction of the participant’s duties and/or responsibilities, which is not cured within 30 days after the participant provides written notice to the employer; provided however, it shall not be considered good reason if, upon or following a change of control, as such term is defined in the Equity Incentive Plan, the participant’s duties and responsibilities remain the same as those prior to a change of control, as such term is defined in the Equity Incentive Plan, but the participant’s title and/or reporting relationship is changed; (ii) the material reduction of the participant’s annual base salary (which is not cured within 30 days after the participant provides written notice), other than across-the-board decreases in annual base salary applicable to all executive officers of the employer; or (iii) the relocation of the participant to a business location in excess of 50 miles from the participant’s place of employment on the date of grant (which is not cured within 30 days after the participant provides written notice). To be considered a resignation from employment on an account of good reason, the participant must provide written notice to the employer (stating that the participant believes one or more of the good reason conditions described above exists) within 30 days following the initial existence of such condition, and must resign within 30 days following the employer’s failure to cure such condition.

Executive Benefits and Payments Upon Termination Table

The following table shows the potential payments to our named executive officers under existing agreements, plans or other arrangements for various scenarios involving a change in control or termination of employment, in each case assuming the termination date was December 31, 2014 (other than for Messrs. Mathews and Croxford, whose employment terminated in 2014 and whose termination payments are described above). Mr. Hureau did not receive any payments in connection with his resignation.

Name	Good Reason Termination(1)(2)($)	Involuntary Not for Cause Termination(1)(2)($)	Change in Control(3)(4)($)	Termination Following a Change in Control(4)($)	Termination Due to Death or Disability ($)
Joseph F. Woody
Severance	2,715,300	2,715,300	—	3,620,400	—
Value of Pro Rata Bonus Payment	—	—	—	—	217,138
Value of Profits Interest Unit Acceleration	2,714,375	2,714,375	1,771,874	1,771,874	—
COBRA Premium Reimbursements(5)	31,618	31,618	—	31,618	—

Total	5,461,293	5,461,293	1,771,874	5,423,892	217,138
Thomas W. Casey(6)
Severance	—	1,080,000	—	1,080,000	—
COBRA Premium Reimbursements(5)	—	21,078	—	21,078	—

Total	—	1,101,078	—	1,101,078	—
John T. Bibb
Severance	700,394	700,394	—	1,400,789	—
Value of Profits Interest Unit Acceleration	1,484,167	1,484,167	1,065,556	1,065,556	—
COBRA Premium Reimbursements(5)	21,078	21,078	—	31,618	—

Total	2,205,639	2,205,639	1,065,556	2,497,963	—
Laura Piccinini(7)
Severance	57,855	409,196	—	409,196	53,200
COBRA Premium Reimbursements(5)	—	—	—	—	—

Total	57,855	409,196	—	409,196	53,200
David E. Ball
Severance	640,248	640,248	—	640,248	—
Value of Profits Interest Unit Acceleration	519,458	519,458	372,944	372,944	—
COBRA Premium Reimbursements(5)	21,078	21,078	—	21,078	—

Total	1,180,784	1,180,784	372,944	1,034,270	—
Brian T. Busenlehner
Severance	268,540	268,540	—	362,529	—
Value of Profits Interest Unit Acceleration	261,870	261,870	200,268	200,268	—
COBRA Premium Reimbursements(5)	21,078	21,078	—	21,078	—

Total	551,488	551,488	200,268	583,875	—

(1)	This column assumes that no change of control, initial public offering or qualified leveraged recapitalization, as such terms are defined in the Equity Incentive Plan, occurred on December 31, 2014.
(2)	Upon a termination without cause, or a resignation for good reason, as such terms are defined in the Equity Incentive Plan, the portion of the time-based profits interest units that would have vested on the next scheduled vesting date will become vested on the date of such termination. The amounts reported with respect to such time-based profits interest units are based on the appreciation in the value of our business from and after the applicable date of grant through October 31, 2014, the date of the Company’s most current valuation prior to December 31, 2014.
(3)	Upon a change of control, as such term is defined in the Equity Incentive Plan, our named executive officers’ unvested time-based profits interest units would all become immediately vested. The amounts reported with respect to the time-based profits interest units are based on the appreciation in the value of our business from and after the applicable date of grant through October 31, 2014, the date of the Company’s most current valuation prior to December 31, 2014. Performance-based profits interest units vest one-third each upon the later of (i) achieving 1.5 MOIC, 2.0 MOIC, and 2.5 MOIC, as further described in the section entitled “—Executive Long-Term Incentives,” and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. At December 31, 2014, the value of our business had appreciated to a level that would have created value in the one-third of the performance-based profits interest units subject to achievement of 1.5 MOIC that were granted prior to February 25, 2014. Therefore, the amounts reported with respect to performance-based profits interest units represent the market value of such outstanding performance-based profits interest units as of December 31, 2014 based on the valuation as of October 31, 2014, the date of the Company’s most current valuation prior to December 31, 2014.
(4)	On July 23, 2015, the Board of Directors approved an amendment to the profits interest unit award agreements then-outstanding under the Equity Incentive Plan to provide for proportionate vesting of performance-based profits interest units to the extent that the actual MOIC achieved falls between 1.5 and 2.0 MOIC and 2.0 and 2.5 MOIC. The value of profits interest unit acceleration with respect to profits interest units held by each of Messrs. Woody, Bibb, Ball and Busenlehner upon a change of control, or a termination following a change of control, assuming such proportionate vesting was effective as of December 31, 2014 is as follows: Mr. Woody $1,901,456; Mr. Bibb $1,138,622; Mr. Ball $398,518; and Mr. Busenlehner $213,511.
(5)	This amount is based on the estimated annual cost of healthcare premiums to KCI, and represents the maximum potential reimbursement amount. Messrs. Mathews and Croxford are eligible to receive COBRA premium reimbursements as per their separation and release agreements. Ms. Piccinini is not eligible to receive COBRA premium reimbursements.
(6)	We entered into a Retention Agreement with Mr. Casey in August 2015. The potential payments to Mr. Casey upon a termination without cause or a resignation for good reason, as such terms are defined in his Retention Agreement, assuming it was effective as of December 31, 2014 and based on his compensation as of December 31, 2014 and 2015 AIB target bonus, are as follows: severance payment of $1,080,000 and COBRA premium reimbursements of $21,078, as determined pursuant to footnote (5) above.
(7)	Amounts for Ms. Piccinini assume the Company elected to provide Ms. Piccinini with a payment in lieu of notice as provided under Italian labor law. Amounts for Ms. Piccinini are reflected in U.S. dollars using an average conversion rate for the fiscal year ended December 31, 2014 of 1.33 U.S. dollars per Euro.

Acelity Holdings, Inc. 2015 Omnibus Incentive Plan

In connection with this offering, our Board of Directors expects to adopt, and our shareholders expect to approve, the 2015 Omnibus Incentive Plan prior to the completion of the offering.

Purpose. The purpose of our 2015 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants, and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our shareholders.

Administration. Our 2015 Omnibus Incentive Plan will be administered by the compensation committee of our Board of Directors or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our Board of Directors, or the Committee. The Committee is authorized to (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of common stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards may be settled in, or exercised for, cash, shares of common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of common stock, other securities, other awards, or other property and other amounts payable with respect to an award shall be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our 2015 Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, our 2015 Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of our 2015 Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2015 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2015 Omnibus Incentive Plan. Unless otherwise expressly provided in our 2015 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2015 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our 2015 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive, and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our shareholders.

Awards Subject to our 2015 Omnibus Incentive Plan. Our 2015 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our 2015 Omnibus Incentive Plan is             , or the Absolute Share Limit. Of this amount, the maximum number of shares of common stock for which incentive stock options may be granted is             ; the maximum number of shares of common stock for which stock options or stock appreciation rights may be granted to any individual participant during any single fiscal year is             ; the maximum number of shares of common stock for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is              (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $             in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $            . Except for Substitute Awards (as described below), in the event any award expires or is cancelled, forfeited, terminated, settled in cash, or otherwise settled without delivery to the participant of the full number of shares to which the award related, the undelivered shares of common stock may be granted again under our 2015 Omnibus Incentive Plan. Shares of common stock withheld in payment of the exercise price or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price or taxes relating to an award, are deemed to constitute shares not issued to the participant and are deemed to again be available for awards under our 2015 Omnibus Incentive Plan, unless the shares are withheld or surrendered after the termination of our 2015 Omnibus Incentive Plan, or at the time the shares are withheld or surrendered, it would constitute a material revision of our 2015 Omnibus Incentive Plan subject to shareholder approval under any then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our 2015 Omnibus Incentive Plan after the tenth (10th) anniversary of the Effective Date (as defined therein), but awards granted before then may extend beyond that date.

Options. The Committee may grant non-qualified stock options and incentive stock options, under our 2015 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2015 Omnibus Incentive Plan; provided, that all stock options granted under our 2015 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as an incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2015 Omnibus Incentive Plan will be ten (10) years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the thirtieth (30th) day following the end of such period. The purchase price for the common stock shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised; (ii) in common stock shares having a fair market value equal to the aggregate exercise price of the stock option being exercised and satisfying any requirements that may be imposed by the Committee (provided that such shares are not subject to any pledge or other security interest and have been held by the participant for at least six (6) months or such other period established by the Committee to avoid adverse accounting treatment); or (iii) by such other method as the Committee may permit in its sole discretion, including, without limitation, (a) in other property having a fair market value on the date of exercise equal to the purchase price; (b) if there is a public market for the common stock shares at such time, through the delivery of irrevocable instructions to a broker to sell the common stock shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price of the stock option being exercised; or (c) through a “net exercise” procedure effected by withholding the minimum number of common stock shares needed to pay the exercise price and any taxes required to be withheld. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights, under our 2015 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2015 Omnibus Incentive Plan. The Committee also may award stock appreciation rights independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares, or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the strike price per share of common stock covered by the stock appreciation right, times (ii) the number of shares of common stock covered by the stock appreciation right, less any taxes required to be withheld. The strike price per share of common stock covered by a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units. The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2015 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a shareholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares within a specified period following the date on which the shares vest and any applicable restrictions lapse). Participants have no rights or privileges as a shareholder with respect to restricted stock units.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our 2015 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2015 Omnibus Incentive Plan.

Performance Compensation Awards. The Committee has the authority, at or before the time of grant of any award, to designate such award as a performance compensation award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or our subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination of the foregoing) and are limited to the following, which may be determined in accordance with GAAP or on a non-GAAP basis: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital), which may be, but are not required to be, measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) shareholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (i) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained, or (ii) increase a performance compensation award above the applicable limitations set forth in our 2015 Omnibus Incentive Plan.

Effect of Certain Events on the 2015 Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a Change in Control, as defined in our 2015 Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under our 2015 Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our 2015 Omnibus Incentive Plan or any sub-plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures (including, without limitation, performance criteria and performance goals); provided, that in the case of any “equity restructuring,” the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring; and provided, further, that, except as otherwise provided by the Committee, whether in an award agreement or otherwise, in the event of a termination of a participant’s employment or service, or a Termination, within the two-year period following a Change in Control by the service recipient without cause (as defined in our 2015 Omnibus Incentive Plan) (excluding a Termination due to death or disability or any voluntary Termination by the participant), all awards held by such participant shall become fully vested upon such Termination. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, without limitation, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, restricted stock units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation or the underlying shares in respect thereof.

Nontransferability of Awards. No award will be permitted to be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue, or terminate our 2015 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination may be made without shareholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our 2015 Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our 2015 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our 2015 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a Termination); provided, that, except as otherwise permitted in our 2015 Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without shareholder approval, except as otherwise permitted in our 2015 Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents will be payable in respect of outstanding (i) options or stock appreciation rights, or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within fifteen (15) days after such awards are earned and become payable or distributable).

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by our Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations. or other administrative error), the participant will be required to repay any such excess amount to the Company.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in our 2015 Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards; or (ii) forfeiture by the participant of any gain realized on the vesting or exercise of awards, and repayment of any such gain promptly to the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders Agreement

The Sponsors expect to enter into a customary shareholders agreement prior to the completion of this offering.

Registration Rights

In connection with this offering, we intend to enter into a registration rights agreement pursuant to which we will grant our Sponsors the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them and other shareholders party to that agreement or to piggyback on such registration statements in certain circumstances. These shares will represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise in full their option to purchase additional shares.

The registration rights agreement will also require us to indemnify certain of our shareholders and their affiliates in connection with any registrations of our securities.

Services Agreements

In connection with the 2011 LBO, we entered into the service agreements as described below. For the year ended December 31, 2012, 2013 and 2014 and for the six months ended June 30, 2015, we paid the Sponsors or entities affiliated with the Sponsors an aggregate of $5.2 million, $5.2 million, $5.1 million and $2.6 million, respectively under these service agreements. In 2013, we also paid the Sponsors or entities affiliated with the Sponsors an aggregate of $3.5 million in connection with the financing for the acquisition of Systagenix. The services agreements will be terminated upon completion of this offering.

KCI and LifeCell each entered into material event services agreements with each of the Sponsors, their affiliates or their designees, or each, a Material Event Services Agreement, pursuant to which KCI and LifeCell retain each of the Sponsors, their affiliates or their designees to provide consulting services to KCI or LifeCell (as applicable) relating to the structuring and documentation of the acquisition of such company, financial and business due diligence with respect to the acquisition of such company, financing required for the acquisition of such company, future financings and refinancing, exit events, and acquisitions and divestitures. The Material Event Services Agreements provide that each of the Sponsors, their affiliates or their designees will only serve as a consultant and not be involved in the management or operations of KCI or LifeCell (as applicable). Each Material Event Services Agreement remains in effect until a change of control or similar transaction or until the parties mutually agree to terminate it, in which case the Material Event Services Agreement will terminate at the next anniversary of the date of the Material Event Services Agreement. Each Material Event Services Agreement will also terminate upon the consummation of an initial public offering unless prior to such consummation KCI or LifeCell (as applicable) elects to continue such agreement. Each Material Event Services Agreement provides for an upfront closing fee payable to each of the Sponsors, their affiliates or their designees at the closing of the 2011 LBO. In connection with such agreements, each of KCI and LifeCell provide customary exculpation and indemnification provisions in favor of each of the Sponsors, their affiliates or their designees in connection with the services they provide to each of KCI and LifeCell.

In connection with the 2011 LBO, KCI entered into a service agreement, or the US Holdco Service Agreement, with Chiron Topco, Inc., or US Holdco, pursuant to which KCI retained US Holdco to provide strategic services to KCI relating to financing and strategic business planning, add-on investments and analysis. The US Holdco Service Agreement provides that US Holdco will only serve as a consultant and not be involved in the management or operations of KCI. The US Holdco Service Agreement will remain in effect until a change of control or similar transaction or until the parties mutually agree to terminate it, in which case the US Holdco Service Agreement will terminate at the next anniversary of the date of the US Holdco Service Agreement. The

US Holdco Service Agreement will also terminate upon the consummation of an initial public offering unless prior to such consummation KCI elects to continue such agreement. The US Holdco Service Agreement provides for an ongoing annual advisory service fee payable to US Holdco in four equal quarterly installments. Upon the termination of the US Holdco Service Agreement, a payment for foregone services fees may become payable to US Holdco. KCI agrees to indemnify US Holdco and its partners, shareholders, members, controlling persons, affiliates, directors, officers, fiduciaries, managers, employees and agents for certain losses arising under the US Holdco Service Agreement, losses relating to the 2011 LBO (as applicable), losses arising from advice or services provided by US Holdco to KCI and losses arising from indemnities and hold harmless obligations entered into by US Holdco in connection with the 2011 LBO.

In connection with the 2011 LBO, US Holdco entered into service agreements with each of the Sponsors, their affiliates or their designees, or each, a Sponsor Service Agreement, pursuant to which US Holdco retained each of the Sponsors, their affiliates or their designees to provide consulting services to US Holdco relating to financing and strategic business planning and in order to assist US Holdco in fulfilling its obligations under the US Holdco Service Agreement with KCI. The Sponsor Service Agreements provide that each of the Sponsors, their affiliates or their designees will only serve as a consultant and not be involved in the management or operations of US Holdco. Each Sponsor Service Agreements remains in effect until a change of control or similar transaction or until the parties mutually agree to terminate it, in which case the Sponsor Service Agreement will terminate at the next anniversary of the date of the Sponsor Service Agreement. Each Sponsor Service Agreement will also terminate upon the consummation of an initial public offering unless prior to such consummation US Holdco elects to continue such agreement. Each Sponsor Service Agreement provides for an ongoing annual advisory service fee payable to each of the Sponsors, their affiliates or their designees in four equal quarterly installments. Upon the termination of a Sponsor Service Agreement, a payment for foregone services fees may become payable to the appropriate Sponsor. US Holdco agrees to indemnify each of the Sponsors and their partners, shareholders, members, controlling persons, affiliates, designees, directors, officers, fiduciaries, managers, employees and agents for certain losses arising under the Sponsor Service Agreement, losses relating to the 2011 LBO (as applicable), losses arising from advice or services provided by each of the Sponsors, their affiliates or their designees to US Holdco and losses arising from indemnities and hold harmless obligations entered into by each of the Sponsors, their affiliates or their designees in connection with the 2011 LBO.

In connection with the 2011 LBO, LifeCell entered into a service agreement, or the GP Service Agreement, with Chiron Holdings GP, Inc., or GP, pursuant to which LifeCell retained GP to provide strategic services to LifeCell relating to financing and strategic business planning, add-on investments and analysis. The GP Service Agreement provides that GP will only serve as a consultant and not be involved in the management or operations of LifeCell. The GP Service Agreement will remain in effect until a change of control or similar transaction or until the parties mutually agree to terminate it, in which case the GP Service Agreement will terminate at the next anniversary of the date of the GP Service Agreement. The GP Service Agreement will also terminate upon the consummation of an initial public offering unless prior to such consummation LifeCell elects to continue such agreement. The GP Service Agreement provides for an ongoing annual advisory service fee payable to GP in four equal quarterly installments. Upon the termination of the GP Service Agreement, a payment for foregone services fees may become payable to GP. LifeCell will agree to indemnify GP and its partners, shareholders, members, controlling persons, affiliates, directors, officers, fiduciaries, managers, employees and agents for certain losses arising under the GP Service Agreement, losses relating to the 2011 LBO (as applicable), losses arising from advice or services provided by GP to LifeCell and losses arising from indemnities and hold harmless obligations entered into by GP in connection with the 2011 LBO.

In connection with the 2011 LBO, GP entered into service agreements with each of the Sponsors, their affiliates or their designees, or each, a GP Sponsor Service Agreement, pursuant to which GP retained each of the Sponsors, their affiliates or their designees to provide consulting services to GP relating to financing and strategic business planning and in order to assist GP in fulfilling its obligations under the GP Service Agreement with LifeCell. The GP Sponsor Service Agreements provide that each of the Sponsors, their affiliates or their designees will only serve as a consultant and not be involved in the management or operations of GP. Each GP

Sponsor Service Agreement will remain in effect until a change of control or similar transaction or until the parties mutually agree to terminate it, in which case the GP Sponsor Service Agreement will terminate at the next anniversary of the date of the GP Sponsor Service Agreement. Each GP Sponsor Service Agreement will also terminate upon the consummation of an initial public offering unless prior to such consummation GP elects to continue such agreement. The GP Sponsor Service Agreements provide for an ongoing annual advisory service fee payable to each of the Sponsors, their affiliates or their designees in four equal quarterly installments. Upon the termination of a GP Sponsor Service Agreement, a payment for foregone services fees may become payable to the appropriate Sponsor. GP will agree to indemnify each of the Sponsors and their partners, shareholders, members, controlling persons, affiliates, designees, directors, officers, fiduciaries, managers, employees and agents for certain losses arising under the GP Sponsor Service Agreement, losses relating to the 2011 LBO (as applicable), losses arising from advice or services provided by each of the Sponsors, their affiliates or their designees to GP and losses arising from indemnities and hold harmless obligations entered into by each of the Sponsors, their affiliates or their designees in connection with the 2011 LBO.

Directed Share Program

The underwriters have reserved for sale, at the initial public offering price, up to              shares of our common stock being offered for sale to our directors, certain officers and certain other persons associated with us as part of a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $                     in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $                     in value of our common stock.

Agreements with Officers

In addition, we have certain agreement with our officers which are described in the section entitled “Executive Compensation.”

Statement of Policy Regarding Transactions with Related Persons

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our Board of Directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy,” that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on                     .

Our related person policy will require that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel, or such other person designated by the Board of Directors, any “related person transaction” (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel, or such other person, will then promptly communicate that information to our Board of Directors.

Related party transactions where the amount involved is less than or equal to $120,000 and that involve executive officers of the Company (other than the Chief Financial Officer and the Chief Executive Officer) shall be reviewed and approved or ratified by the Chief Financial Officer. All other related party transactions, including any related party transaction where the amount involved exceeds $120,000 or that involves the Chief Executive Officer, the Chief Financial Officer or any member of the Board of Directors, shall be reviewed and approved or ratified by the disinterested members of the Board of Directors or any Committee of the Board of Directors, provided that, in each case, a majority of the members of the Board of Directors or any Committee of the Board Directors, as applicable, are disinterested. The Chief Financial Officer shall review all related party transactions that he or she approves with the Audit and Compliance Committee annually. The Company will disclose to the Audit and Compliance Committee any employment of a related party by a customer or vendor of the Company.

In addition, the related person policy will provide that the approving body, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the New York Stock Exchange and the Code.

PRINCIPAL SHAREHOLDERS

As a result of our 2011 LBO, the Sponsors currently hold their equity interests in the Company indirectly through their ownership of partnership interests of Chiron Guernsey Holdings L.P. Inc., which owns substantially all of the equity interests of Acelity L.P. Inc. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Acelity Holdings, Inc. will issue              shares of common stock to Acelity L.P. Inc. in exchange for Acelity L.P. Inc.’s contribution of its equity interests in Chiron Topco and LifeCell to Acelity Holdings, Inc. In connection with this offering, we expect that Chiron Guernsey Holdings L.P. Inc. and Acelity L.P. Inc. will distribute the shares they hold in Acelity Holdings, Inc. to the Sponsors and the other equity holders of Chiron Guernsey Holdings L.P. Inc. including certain of our directors and officers.

The following table contains information about the beneficial ownership of our common stock as of                     , 2015, (1) immediately prior to the consummation of this offering and (2) as adjusted to reflect the sale of shares of our common stock offered by this prospectus by:

•	each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;

•	each named executive officer;

•	each of our directors; and

•	all directors and executive officers as a group.

Our calculation of the percentage of beneficial ownership prior to and after the offering is based on                          shares of common stock outstanding on                     , 2015.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Acelity Holdings, Inc., 12930 West Interstate 10, San Antonio, Texas 78249.

	Shares beneficially owned prior to the offering			Shares beneficially owned after the offering
Name of Beneficial Owner				Excluding exercise of the underwriters’ option to purchase additional shares			Including exercise of the underwriters’ option to purchase additional shares
	Number	Percent		Number	Percent		Number	Percent
Greater than 5% Shareholders
Chiron A S.à.r.l. (1)			%			%			%
Chiron B1 S.à.r.l. (1)			%			%			%
Chiron US S.à.r.l. (1)
Eagle AIV LP (1)
CPP Investment Board Private Holdings Inc. (2)
Port-aux-Choix Private Investments II Inc. (3)

Named Executive Officers and Directors:
Joseph F. Woody			%			%			%
Thomas W. Casey			%			%			%
John T. Bibb
Laura Piccinini
David E. Ball
William J. Gumina (4)
Kevin J. Buehler
James G. Carlson
Alexandre Décary (5)
Steven Dyson (4)
Timothy E. Guertin
Erik Levy (6)
John F. Megrue, Jr. (4)
Jim A. Pittman (5)

All executive officers and directors as a group (18 persons)			%			%			%

*	Less than 1%

(1)	Chiron US S.à r.l. is beneficially owned by Apax US VII, L.P., Chiron B1 S.à r.l. is beneficially owned by Apax Europe VII-1, L.P. and Apax Europe VII-B, L.P. and Chiron A S.à r.l. is beneficially owned by Apax Europe VII-A, L.P. Apax Europe VII-1, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-A, L.P. are collectively referred to as Apax Europe VII Funds. Apax US VII, L.P., Eagle AIV LP and Apax Europe VII Funds are collectively referred to as Apax VII Funds.

Apax Partners, L.P. is the investment advisor to Apax US VII, L.P. under an investment advisory agreement with Apax US VII, L.P. Apax Partners LLP is the investment advisor to Apax Europe VII GP L.P. Inc., the General Partner of the Apax Europe VII Funds, under separate investment advisory contracts, and does not have the power to direct investments of any of the Apax VII Funds. Apax Europe VII GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of the Apax Europe VII Funds. Apax Europe VII GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VII GP L.P. Inc. Apax Europe VII GP Co. Limited is responsible for the investments and general administration of the Apax Europe VII Funds. The directors of Apax Europe VII GP Co. Limited are Messrs. Martin Halusa, Andrew Guille, Simon Cresswell, David Staples and Nicholas Kershaw. Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of Apax US VII, L.P. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. Apax Guernsey (Holdco) PCC Limited USVII Cell, a Guernsey protected cell company, owns 100% of the equity interests of Apax US VII GP, Ltd. Apax Europe GP VII AIV GP Co. Limited, a Guernsey company, is the general partner of Eagle AIV LP. The registered address of Apax US VII, L.P. is Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The registered address of each of Eagle AIV LP and Apax Europe VII Funds is Third Floor Royal Bank Place, 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ.

(2)	CPP Investment Board Private Holdings Inc. is a wholly owned subsidiary of Canada Pension Plan Investment Board. Canada Pension Plan Investment Board is overseen by a board of directors. Because the board of directors acts by consensus/majority approval, none of the directors of the board of directors has sole voting or dispositive power with respect to the shares of our common stock owned by CPP Investment Board Private Holdings Inc. The address of each of CPP Investment Board Private Holdings Inc. and Canada Pension Plan Investment Board is c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON, M5C 2W5.

(3)	André Bourbonnais is President of Port-aux-Choix Private Investments II Inc., or “PAC”, Daniel Garant is a director and Vice President of PAC, Neil Cunningham is Vice President of PAC and John Valentini is a director and Vice President of PAC, and in such capacities they have investment control over such securities. Stéphanie Lachance, Vice President, Responsible Investment and Corporate Secretary of PSP Investments, has voting control over such securities on behalf of PAC. Messrs. Bourbonnais, Garant, Cunningham and Valentini and Ms. Lachance disclaim beneficial ownership of such securities. The principal business address of PAC is 1250 René Lévesque Boulevard West, Suite 900, Montreal, Quebec, Canada, H3B 4WB.

(4)	Messrs. Gumina, Dyson and Megrue Jr. are employees of Apax Partners but each disclaims beneficial ownership of the shares beneficially owned by Apax Funds.

(5)	Messrs. Décary and Pittman are employees of PSP Investments but each disclaims beneficial ownership of the shares beneficially owned by PAC.

(6)	Mr. Levy is an employee of CPPIB but disclaims beneficial ownership of the shares beneficially owned by CPP Investment Board Private Holdings Inc.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated certificate of formation and our amended and restated bylaws. As it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of formation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the laws of the Texas Business Organizations Code, or TBOC. Upon the consummation of this offering, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share, and                      shares of preferred stock, par value $0.01 per share. As of                     , 2015, there were                      shares of common stock outstanding held of record by                      shareholders. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

We, our executive officers, directors and certain of our significant shareholders will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Any two of J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution on a pro rata basis. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Listing

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “                    .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Preferred Stock

Our amended and restated certificate of formation will authorize our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the TBOC, the authorized shares of preferred stock will be available for issuance without further action by you.

Our Board of Directors will be able to determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Dividends

As a Texas corporation, we are subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the dividend would render the corporation insolvent.

The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our Senior Secured Credit Facilities and the indentures governing the Notes and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

Although we have paid cash dividends on our capital stock in the past, we currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Annual Shareholder Meetings

Our amended and restated bylaws will provide that annual shareholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Formation, Amended and Restated Bylaws and Texas Law

Our amended and restated certificate of formation and amended and restated bylaws will contain and the TBOC contains provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

Authorized but Unissued Capital Stock

Texas law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of                     , which would apply if and so long as our common stock remains listed on                     , require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of formation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board of Directors. Our amended and restated certificate of formation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

We have opted out of Title 2, Chapter 21, Subchapter M of the TBOC; however, our amended and restated certificate of formation will contain similar provisions providing that we may not engage in certain “business combinations” with any “affiliated shareholder”, or any affiliate or associate of the affiliated shareholder for a three-year period following the time that the shareholder became an affiliated shareholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an affiliated shareholder; or

•	not less than six months after the affiliated shareholders’ share acquisition date, the business combination is approved by the affirmative vote at a meeting, and not by written consent, of holders of at least 66 2/3% of our outstanding voting shares that are not owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction. Subject to certain exceptions, an “affiliated shareholder” is a person who beneficially owns, or within the previous three years owned, 20% or more of our outstanding voting shares. For purposes of this section only, “voting share” has the meaning given to it in Title 2, Chapter 21, Subchapter M of the TBOC.

Under certain circumstances, this provision will make it more difficult for a person who would be an “affiliated shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the shareholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the shareholder’s becoming an affiliated shareholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our amended and restated certificate of formation will provide that our Sponsors and their affiliates and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “affiliated shareholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the TBOC, unless otherwise provided in our certificate of formation, directors serving on a classified board may be removed by the shareholders only for cause. Our certificate of formation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of formation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the shareholders agreement, any vacancies on our Board of Directors will be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the shareholders; provided, however, at any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the shareholders), except as otherwise limited by the TBOC.

No Cumulative Voting

Under Texas law, the right to vote cumulatively does not exist unless the certificate of formation specifically authorizes cumulative voting. Our amended and restated certificate of formation will not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Shareholder Meetings

Our amended and restated certificate of formation will provide that special meetings of our shareholders may be called at any time only by or at the direction of the Board of Directors or the Chairman of the Board of Directors or upon the written request of the holders of not less than 50% of the voting power of the stock of the Company entitled to be voted at the special meeting; provided, however, at any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our shareholders shall also be called by the Board of Directors, the chairman of the Board of Directors or any other authorized person at the request of our Sponsors and their affiliates. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Director Nominations and Shareholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws will also specify requirements as to the form and content of a shareholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to our Sponsors and their affiliates so long as the shareholders agreement remains in effect. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Shareholder Action by Written Consent

Under the amended and restated certificate of formation, any action required to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. At any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, any action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders only with the unanimous written consent of our shareholders.

Supermajority Provisions

Our amended and restated certificate of formation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Texas and our amended and restated certificate of formation. For as long as our Sponsors and their affiliates beneficially own, in the aggregate, at least 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our shareholders will require the affirmative vote of a majority of the voting power of the holders of outstanding shares of our stock present in person or represented by proxy at the meeting of shareholders and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The TBOC provides generally that the affirmative vote of the holders of a 66 2/3% of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of formation, unless the certificate of formation requires a greater or lesser percentage, but not less than a majority.

Our amended and restated certificate of formation will provide that at any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of formation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for shareholders to amend our amended and restated bylaws;

•	the provisions providing for a classified Board of Directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding contracts and transactions with directors, officers or shareholders;

•	the provisions regarding entering into business combinations with affiliated shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote;

•	the provisions denying the right to cumulative voting; and

•	the provisions denying preemptive rights.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for shareholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the TBOC, with certain exceptions, our shareholders will have appraisal rights in connection with a merger, a sale of all or substantially all of our assets, an interest exchange or a conversion. Pursuant to the TBOC, shareholders who properly request and perfect appraisal rights in connection with such merger, sale of all or substantially all of our assets, interest exchange or conversion will have the right to receive payment of the fair value of their shares as determined by the State District Court in Bexar County, Texas.

Shareholders’ Derivative Actions

Under the TBOC, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Conflicts of Interest

Texas law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of formation will, to the maximum extent permitted from time to time by Texas law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of formation will provide that, to the fullest extent permitted by law, none of our Sponsors or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that a Sponsor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of formation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our amended and restated certificate of formation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The TBOC authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of formation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the TBOC. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the TBOC. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of formation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

On November 4, 2011, Kinetic Concepts, Inc. and its subsidiary, KCI USA, Inc., as Borrowers, Acelity, Chiron Holdings, Inc. and Chiron Topco, Inc. and, with respect to certain representations and warranties, Chiron Guernsey GP Co. Limited, entered into a credit agreement with Bank of America, N.A., as administrative and collateral agent, Morgan Stanley Senior Funding, Inc. and Credit Suisse Securities (USA) LLC, as syndication agents, Royal Bank of Canada, as documentation agent, UBS Securities LLC, as co-manager, Bank of America, N.A., Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC and RBC Capital Markets, LLC, as joint lead arrangers and bookrunners, and the lenders party thereto from time to time. The Senior Secured Credit Facilities was amended on November 7, 2012, June 14, 2013, October 28, 2013, November 15, 2013, January 22, 2014 and March 10, 2015 to, among other things, to re-price the Senior Secured Credit Facilities. The following is a summary description of certain terms of our Senior Secured Credit Facilities, as amended.

As of June 30, 2015, the Senior Secured Credit Facilities consisted of:

•	$1,892.5 million of Senior Dollar Term E-1 Credit Facility due 2018, net of $25.0 million discount (net of accretion);

•	$262.4 million of Senior Euro Term E-1 Credit Facility due 2018, net of $6.4 million discount (net of accretion);

•	$311.0 million of Senior Term E-2 Credit Facility due 2016, net of $2.8 million discount (net of accretion); and

•	a $200.0 million revolving credit facility, or the Revolving Credit Facility, under which (i) $30.0 million revolving credit loans were outstanding, (ii) $38.0 million letters of credit issued by banks party to the Senior Secured Credit Facilities were outstanding (reducing the availability under the Revolving Credit Facility to $132.0 million) and (iii) $8.9 million letters of credit issued by a bank not party to the Senior Secured Credit Facilities were outstanding, each as of June 30, 2015. The $30.0 million borrowing under the Revolving Credit Facility was repaid in July 2015 using cash from operations.

Maturity

The Revolving Credit Facility and the Senior Term E-2 Facility mature on November 4, 2016, and the Senior Dollar Term E-1 Facility and the Senior Euro Term E-1 Facility mature on May 4, 2018. The principal amount of each of the Senior Dollar Term E-1 Facility, the Senior Euro Term E-1 Facility and the Senior Term E-2 Facility amortizes in quarterly installments equal to 1.0% of the original principal amount of each such facility per annum until the respective final maturity date.

Interest

At KCI’s election, the interest rate per annum applicable to the loans under the Senior Secured Credit Facilities is based on a fluctuating rate of interest determined by reference to either (i) a Eurocurrency rate determined by reference to the London interbank offered rate for dollars, adjusted for statutory reserve requirements or (ii) an alternative base rate determined by reference to the highest of (a) the rate of interest established by the administrative agent as its “prime rate”, (b) 0.50% above the federal funds effective rate and (c) the Eurocurrency rate plus 1.00%, in each case, plus a spread. With respect to Term E Loans, the Eurocurrency rate is subject to a floor of 1.00%, and the base rate is subject to a floor of 2.00%.

In connection with Amendment No. 6 to the Senior Secured Credit Facilities entered into on March 10, 2015, certain applicable rates were modified so that (i) Dollar Term E-1 Loans bear interest at a rate equal to, at

KCI’s election, a Eurocurrency rate plus 3.50% or a base rate plus 2.50%, (ii) Euro Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.75% or a base rate plus 2.75%, and (iii) Term E-2 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.00% or a base rate plus 2.00%. We may elect interest periods of one, two, three, or six months for the Eurocurrency borrowings. Interest on base rate borrowings is payable quarterly in arrears. Interest on Eurocurrency borrowings is payable at the end of each applicable interest period or every three months in the case of interest periods in excess of three months. Interest on all past due amounts will accrue at 2.00% over the applicable rate.

Fees

We will pay certain recurring fees with respect to the Senior Secured Credit Facilities, including (i) fees on the unused commitments of the lenders under the Revolving Credit Facility, accruing at a rate of 0.50%, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to each issuing bank and (iii) administration fees.

Guarantors

The Borrowers’ obligations under the Senior Secured Credit Facilities and any swap agreements and cash management arrangements provided by any lender, agent or lead arranger party to the Senior Secured Credit Facilities or any of their respective affiliates are guaranteed by Acelity and each of its direct and indirect, existing and future, material wholly-owned subsidiaries, or collectively, the Guarantors, other than the subsidiaries that are co-borrowers under the Senior Secured Credit Facilities, foreign subsidiaries and subsidiaries whose only assets are investments in foreign subsidiaries.

Collateral

The Senior Secured Credit Facilities and any swap agreements and cash management arrangements provided by any lender, agent or lead arranger party to the Senior Secured Credit Facilities or any of their respective affiliates are secured by a first priority lien and security interest in (a) substantially all equity interests of each of Acelity’s wholly-owned U.S. and first-tier material foreign subsidiaries (limited in the case of certain subsidiaries to 65% of the voting equity interests of such subsidiary) and (b) subject to certain exceptions, substantially all of the Borrowers’ and the Guarantors’ present and future real property (with a value in excess of $20 million individually) and present and future tangible and intangible assets, including U.S. owned intellectual property. The liens securing the Senior Secured Credit Facilities are subject to permitted liens.

Voluntary Prepayments

We may prepay, in full or in part, borrowings under the Revolving Credit Facility without premium or penalty, subject to minimum prepayment amount and increment limitations. We may prepay, in full or in part, borrowings under the Senior Dollar Term E-1 Facility, Senior Euro Term E-1 Facility and Senior Dollar Term E-2 Facility without premium or penalty, subject to minimum prepayment amount and increment limitations, except that repayments of Senior Dollar Term E-1 Loans, Senior Euro Term E-1 Loans or Senior Term E-2 Loans within 12 months of the effective date of Amendment No. 6 in connection with a repricing transaction will be subject to a 1.0% prepayment premium.

Mandatory Prepayments

Subject to certain exceptions, we must make periodic prepayments of the Senior Dollar Term E-1 Facility, the Senior Euro Term E-1 Facility and the Senior Term E-2 Facility equal to: (i) 100% of the net cash proceeds of certain non-ordinary course sale or other dispositions of property or assets (including insurance and condemnation proceeds and sale leaseback proceeds) subject to customary reinvestment provisions and certain other exceptions, (ii) 100% of the net cash proceeds of the issuance or incurrence of certain indebtedness, and

(iii) 50% (with step-downs to 25% and 0% based upon achievement of specified total leverage ratios) of annual excess cash flow.

Covenants

The Senior Secured Credit Facilities contain affirmative and negative covenants customary for similar facilities and transactions, including limitations or restrictions on our ability to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of our business;

•	sell assets;

•	pay dividends and make other payments in respect of capital stock;

•	make acquisitions, investments, loans and advances;

•	pay and modify the terms of certain indebtedness;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

The Senior Secured Credit Facilities contain financial covenants requiring us to meet certain leverage and interest coverage ratios, subject to certain equity cure rights. After giving effect to the Amendment No. 6, it is an event of default if as of the last day of any fiscal quarter, our leverage ratio of debt to EBITDA, as defined in the Senior Secured Credit Facilities, is greater than a maximum leverage ratio, set at 8.25 to 1.00 and stepped-down periodically.

As of June 30, 2015, we were in compliance with the covenants under the Senior Secured Credit Facilities.

Events of Default

The Senior Secured Credit Facilities contain customary events of default including, but not limited to, failure to pay principal or interest, breaches of representations and warranties, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, impairments of loan documentation or security, changes of control, and defaults with respect to certain ERISA obligations.

10.5% Second Lien Senior Secured Notes and 12.5% Senior Unsecured Notes

In connection with the 2011 LBO, on November 4, 2011, Kinetic Concepts, Inc. and its subsidiary, KCI USA, Inc. co-issued $1,750.0 million aggregate principal amount of 10.5% Second Lien Senior Secured Notes due 2018 and $750.0 million aggregate principal amount of 12.5% Senior Unsecured Notes due 2019.

As of June 30, 2015, we had outstanding $1,732.0 million aggregate principal amount, net of discount of $18.0 million (net of accretion), of the Second Lien Notes and $609.6 million aggregate principal amount, net of discount of $2.4 million (net of accretion), of the Unsecured Notes. We intend to use the proceeds from this offering to redeem a portion of the Unsecured Notes. See “Use of Proceeds.”

Interest

Interest on the Second Lien Notes accrues at the rate of 10.5% per annum and is payable semi-annually in cash on each May 1 and November 1 to the persons who are registered holders at the close of business on

April 15 and October 15 immediately preceding the applicable interest payment date. Under the terms of the registration rights agreements entered into with respect to the Second Lien Notes, additional interest was accrued at a rate of 0.25% and 0.50% from November 4, 2012 to February 4, 2013 and February 5, 2013 to March 15, 2013, respectively, due to delays in the effectiveness of our registration statement.

Interest on the Unsecured Notes accrues at the rate of 12.5% per annum and is payable semi-annually in cash on each May 1 and November 1 to the persons who are registered holders at the close of business on April 15 and October 15 immediately preceding the applicable interest payment date. Under the terms of the registration rights agreements entered into with respect to the Unsecured Notes, additional interest was accrued at a rate of 0.25% and 0.50% from November 4, 2012 to February 4, 2013 and February 5, 2013 to March 15, 2013, respectively, due to delays in the effectiveness of our registration statement.

Interest on the Notes accrues from and includes the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Guarantors

The obligations under the Notes are guaranteed by Acelity and each of its subsidiaries (other than the Issuers) that guarantee the Senior Secured Credit Facilities and will be guaranteed by Acelity’s future wholly-owned domestic subsidiaries (and non-wholly owned domestic subsidiaries if such subsidiaries guarantee or co-issue other capital markets debt securities of Acelity or any of its restricted subsidiaries) that guarantee the Senior Secured Credit Facilities or other indebtedness of Acelity or its subsidiaries.

Maturity

The Second Lien Notes will mature on November 1, 2018 and the Unsecured Notes will mature on November 1, 2019.

Collateral

The Second Lien Notes are secured by a second priority lien and security interest in (a) substantially all equity interests of each of Acelity’s 100% owned U.S. and first-tier material foreign subsidiaries (limited in the case of certain subsidiaries to 65% of the voting equity interests of such subsidiary) and (b) subject to certain exceptions, substantially all of the Issuers’ and the Guarantors’ present and future real property (with a value in excess of $20 million individually) and present and future tangible and intangible assets, including U.S. owned intellectual property. The liens securing the Second Lien Notes are subject to permitted liens.

The Unsecured Notes are senior unsecured obligations.

Covenants

The indentures governing the Notes contains customary affirmative and negative covenants, including limitations or restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

As of June 30, 2015, we were in compliance with all covenants under the indentures governing the Second Lien Notes and the Unsecured Notes.

Optional Redemption

At any time prior to November 1, 2014, we may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings, at a redemption price equal to (x) in case of the Second Lien Notes, 110.500% of the aggregate principal amount of the Second Lien Notes being redeemed plus accrued and unpaid interest and (y) in case of the Unsecured Notes, 112.500% of the aggregate principal amount of the Unsecured Notes being redeemed plus accrued and unpaid interest.

At any time prior to November 1, 2015, we may redeem all or part of the Notes at a redemption price equal to 100% of the aggregate principal amount of such Notes to be redeemed, plus a make-whole premium and accrued and unpaid interest.

At any time on or after November 1, 2015, we may redeem the Second Lien Notes in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on November 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2015	105.250%
2016	102.625%
2017 and thereafter	100.000%

At any time on or after November 1, 2015, we may redeem the Unsecured Notes in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on November 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2015	106.250%
2016	103.125%
2017 and thereafter	100.000%

Change of Control

If we experience certain kinds of changes of control, we will be required to offer to purchase the Notes at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

Events of Default

The indentured governing the Notes contain customary events of default including, but not limited to, failure to pay principal or interest, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, and, with respect to the Second Lien Notes, impairments of loan documentation or security.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price of our common stock to decline.”

Upon completion of this offering, we will have a total of                      shares of our common stock outstanding (or                      shares if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the shares sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding                      shares of common stock held by our Sponsors and certain of our directors and officers after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 under the Securities Act, which we summarize below.

Lock-up Agreements

In connection with this offering, we, our executive officers, directors and certain of our significant shareholders, including our Sponsors, will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of any two of J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of (x) 1% of our then-outstanding shares of common stock, which equals approximately                      shares immediately after this offering, or (y) the average reported weekly trading volume of our common stock on                      during the four calendar weeks preceding the filing of a notice of the sale on Form 144A.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Following this offering, a person who is not deemed to be or have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell such shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell such shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under the 2015 Omnibus Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                          shares.

Registration Rights

For a description of rights some holders of common stock will have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. We cannot assure you that such a change in law will not alter significantly the tax considerations we describe in this summary. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws including, without limitation if you are:

•	a United States expatriate;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”;

•	a bank, insurance company or other financial institution;

•	a tax exempt organization or governmental organization;

•	a broker, dealer or trader in securities;

•	subject to the alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a person who holds our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	a person who holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	a person deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions

As discussed above under “Dividend Policy”, we do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. If we, however, do make distributions of cash or property on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain and will be treated as described below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed United States federal income tax returns with respect to such losses. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. In addition, Morgan Stanley & Co. LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC and UBS Securities LLC are acting as joint book-running managers in the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
UBS Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that we will not, subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of any two of J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be issued or sold hereunder. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and certain of our significant shareholders will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of any two of J.P. Morgan Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers or shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “                    .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State, no offer of securities described in this prospectus may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined under the EU Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive), per Relevant Member State, subject to obtaining the prior written consent of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive,

provided that no such offer of securities shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the EU Prospectus Directive and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors In Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold, or recommend to clients that they acquire long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The validity of the shares of common stock offered by this prospectus and certain legal matters with respect to Texas law will be passed upon for us by Winstead PC, San Antonio, Texas. Certain legal matters relating to this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The combined financial statements of Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 and the balance sheet of Acelity Holdings, Inc. as of August 13, 2015 included in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.acelity.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Chiron Holdings GP, Inc.

We have audited the accompanying balance sheet of Acelity Holdings, Inc. (the Company) as of August 13, 2015. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Acelity Holdings, Inc. at August 13, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

San Antonio, Texas

August 19, 2015

ACELITY HOLDINGS, INC.

Balance Sheet

August 13, 2015
Assets	$—

Commitments and Contingencies

Shareholder’s Equity
Common Stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	—

Total Shareholder’s Equity	$—

See accompanying notes to balance sheet.

Notes to Balance Sheet

NOTE 1. Organization

Acelity Holdings, Inc. (the “Corporation”) was formed as a Texas corporation on August 13, 2015. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Acelity L.P. Inc. and subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Acelity L.P. Inc., the current holding company for the businesses conducted by Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries described in this prospectus, will contribute all of the equity interests in Chiron Topco, Inc. and LifeCell Corporation to the Corporation, with the Corporation continuing as the holding company of the businesses described in this prospectus.

NOTE 2. Summary of Significant Accounting Policies

Basis of Accounting—The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in shareholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

NOTE 3. Shareholder’s Equity

The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share, none of which have been issued or are outstanding.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Chiron Holdings GP, Inc.

We have audited the accompanying combined balance sheets of Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries (collectively, the “Company”) as of December 31, 2014 and 2013, and the related combined statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2014. These combined financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries at December 31, 2014 and 2013, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the combined financial statements taken as a whole, presents fairly in all material respects the information set forth within.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

San Antonio, Texas

August 19, 2015

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Combined Balance Sheets

(in thousands)

	December 31, 2014	December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	$183,143	$206,551
Accounts receivable, net	370,483	407,578
Inventories, net	178,222	181,567
Deferred income taxes	63,025	23,621
Prepaid expenses and other	27,563	53,161

Total current assets	822,436	872,478
Net property, plant and equipment	288,048	333,725
Debt issuance costs, net	77,896	102,054
Deferred income taxes	31,692	31,459
Goodwill	3,378,298	3,378,661
Identifiable intangible assets, net	2,397,251	2,549,201
Other non-current assets	4,694	4,669

	$7,000,315	$7,272,247

Liabilities and Equity:
Current liabilities:
Accounts payable	$51,827	$50,316
Accrued expenses and other	343,497	328,988
Current installments of long-term debt	25,721	26,311
Income taxes payable	1,305	3,368
Deferred income taxes	113,658	2,199

Total current liabilities	536,008	411,182
Long-term debt, net of current installments and discount	4,815,290	4,865,503
Non-current tax liabilities	33,300	53,682
Deferred income taxes	792,157	1,003,784
Other non-current liabilities	163,258	40,432

Total liabilities	6,340,013	6,374,583
Equity:
Net parent investment	670,376	899,807
Accumulated other comprehensive loss, net	(10,074)	(2,143)

Total parent equity	660,302	897,664

	$7,000,315	$7,272,247

See accompanying notes to combined financial statements.

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Combined Statements of Operations

(in thousands)

	Year ended December 31,
	2014	2013	2012
Revenue:
Rental	$719,864	$743,818	$815,560
Sales	1,146,475	989,083	913,943

Total revenue	1,866,339	1,732,901	1,729,503

Rental expenses	332,762	353,504	438,752
Cost of sales	323,363	251,842	244,372

Gross profit	1,210,214	1,127,555	1,046,379

Selling, general and administrative expenses	713,554	684,601	589,858
Research and development expenses	69,321	75,577	71,712
Acquired intangible asset amortization	194,433	188,571	220,984
Wake Forest settlement	198,578	—	—
Impairment of goodwill and intangible assets	—	443,400	—

Operating earnings (loss)	34,328	(264,594)	163,825

Interest income and other	3,667	1,602	829
Interest expense	(412,733)	(419,877)	(466,622)
Loss on extinguishment of debt	—	(2,364)	(31,481)
Foreign currency gain (loss)	17,844	(22,226)	(13,001)
Derivative instruments gain (loss)	(5,183)	1,576	(31,433)

Loss from continuing operations before income tax benefit	(362,077)	(705,883)	(377,883)
Income tax benefit	(127,031)	(150,792)	(147,823)

Loss from continuing operations	(235,046)	(555,091)	(230,060)
Earnings (loss) from discontinued operations, net of tax	4,573	(3,567)	88,643

Net loss	$(230,473)	$(558,658)	$(141,417)

See accompanying notes to combined financial statements.

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Combined Statements of Comprehensive Loss

(in thousands)

	Year ended December 31,
	2014	2013	2012
Net loss	$(230,473)	$(558,658)	$(141,417)
Foreign currency translation adjustment, net of tax benefit (expense) of $(753) in 2014, $233 in 2013, and $(369) in 2012	(5,690)	(3,867)	5,324
Unrealized investment gain, net of tax expense of $1,403 in 2013	—	2,241	—
Reclassification of realized investment gain included in net loss, net of tax expense of $1,403 in 2014	(2,241)	—	—

Total comprehensive loss	$(238,404)	$(560,284)	$(136,093)

See accompanying notes to combined financial statements.

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Combined Statements of Equity

(in thousands)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Equity
Balances at December 31, 2011	$1,598,874	$(5,841)	$1,593,033
Net loss	(141,417)	—	(141,417)
Capital contributions from parent	239	—	239
Distributions to parent	(2,199)	—	(2,199)
Equity-based compensation expense	2,005	—	2,005
Foreign currency translation adjustment, net of tax expense of $369	—	5,324	5,324

Balances at December 31, 2012	$1,457,502	$(517)	$1,456,985
Net loss	(558,658)	—	(558,658)
Distribution to parent	(1,572)	—	(1,572)
Equity-based compensation expense	2,711	—	2,711
Settlement of profits interest units	(176)	—	(176)
Foreign currency translation adjustment, net of tax benefit of $233	—	(3,867)	(3,867)
Unrealized investment gain, net of tax expense of $1,403	—	2,241	2,241

Balances at December 31, 2013	$899,807	$(2,143)	$897,664
Net loss	(230,473)	—	(230,473)
Equity-based compensation expense	3,619	—	3,619
Settlement of profits interest units	(2,577)	—	(2,577)
Foreign currency translation adjustment, net of tax expense of $753	—	(5,690)	(5,690)
Reclassification of realized investment gain included in net loss, net of tax expense of $1,403	—	(2,241)	(2,241)

Balances at December 31, 2014	$670,376	$(10,074)	$660,302

See accompanying notes to combined financial statements

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Combined Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net loss	$(230,473)	$(558,658)	$(141,417)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of debt issuance costs and discount	38,966	35,838	29,155
Depreciation and other amortization	303,905	335,959	436,370
Loss (gain) on disposition of assets	(900)	4,423	(152,701)
Amortization of fair value step-up in inventory	6,680	3,162	25,021
Fixed asset and inventory impairment	—	30,580	22,116
Impairment of goodwill and intangible assets	—	443,400	—
Write-off of other intangible assets	—	16,885	—
Provision for bad debt	14,032	7,308	8,984
Loss on extinguishment of debt	—	2,364	31,481
Gain on sale of investment	(3,211)	—	—
Equity-based compensation expense	4,033	2,925	2,069
Deferred income tax benefit	(159,170)	(187,089)	(126,389)
Unrealized loss (gain) on derivative instruments	(10,670)	(4,645)	30,002
Unrealized loss (gain) on revaluation of cross currency debt	(39,756)	14,450	6,272
Change in assets and liabilities:
Decrease (increase) in accounts receivable, net	26,596	(10,924)	37,574
Increase in inventories, net	(3,096)	(17,171)	(18,797)
Decrease (increase) in prepaid expenses and other	19,308	(9,338)	2,468
Increase (decrease) in accounts payable	1,608	1,137	(8,815)
Increase (decrease) in accrued expenses and other	125,677	20,449	(24,524)
Increase (decrease) in tax liabilities, net	(1,734)	5,724	3,837

Net cash provided by operating activities	91,795	136,779	162,706

Cash flows from investing activities:
Additions to property, plant and equipment	(66,584)	(80,911)	(91,567)
Decrease (increase) in inventory to be converted into equipment for short-term rental	(3,563)	1,286	5,269
Dispositions of property, plant and equipment	3,652	1,298	2,630
Proceeds from disposition of assets	5,212	—	244,317
Proceeds from sale of investment	4,211	—	—
Business acquired in purchase transaction, net of cash acquired	(9,613)	(478,748)	(15,097)
Increase in identifiable intangible assets and other non-current assets	(11,587)	(6,747)	(1,017)

Net cash provided (used) by investing activities	(78,272)	(563,822)	144,535

Cash flows from financing activities:
Capital contributions from parent	—	—	239
Distribution to parent	—	(1,572)	(2,199)
Settlement of profits interest units	(2,332)	(176)	—
Repayments of long-term debt and capital lease obligations	(26,403)	(69,396)	(118,767)
Debt issuance costs	—	(20,477)	(18,410)
2013 and 2012 acquisition financing:
Proceeds from senior credit facility	—	349,563	—
Payment of debt issuance costs	—	(7,340)	(1,063)

Net cash provided (used) by financing activities	(28,735)	250,602	(140,200)

Effect of exchange rate changes on cash and cash equivalents	(8,196)	240	696

Net increase (decrease) in cash and cash equivalents	(23,408)	(176,201)	167,737

Cash and cash equivalents, beginning of period	206,551	382,752	215,015

Cash and cash equivalents, end of period	$183,143	$206,551	$382,752

See accompanying notes to combined financial statements

Notes to Combined Financial Statements

NOTE 1. Summary of Significant Accounting Policies

(a) Basis of Presentation and Organization

The accompanying combined financial statements include the accounts and operations of Chiron Topco, Inc. and subsidiaries (“Topco”) and LifeCell Corporation and subsidiaries (“LifeCell”), (collectively, Acelity Holdings, Inc. or “AHI”), each a wholly owned subsidiary of Acelity L.P. Inc. (“Acelity” or “Parent”). All references to the Notes to Combined Financial Statements of “AHI,” the “Company,” or similar terms refer to Acelity Holdings, Inc. and its combined entities. All intercompany balances and transactions between the legal entities that comprise AHI have been eliminated. These audited combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP” or “the Codification”).

On November 4, 2011, Kinetic Concepts, Inc. (“KCI”) completed its merger (the “Merger”) with Chiron Merger Sub, Inc. (“Merger Sub”), a direct subsidiary of Chiron Holdings, Inc. (“Holdings”) and an indirect subsidiary of Topco and Acelity, pursuant to the terms of the Agreement and Plan of Merger, dated as of July 12, 2011 (the “Merger Agreement”), by and among Holdings, Merger Sub and KCI. As a result of the Merger, KCI is a 100% owned subsidiary of Acelity. In connection with this transaction, LifeCell, formerly a 100% owned subsidiary of KCI, was promoted to be a sister corporation of KCI, such that each of KCI and LifeCell are now 100% owned subsidiaries of Acelity. Acelity is a non-operating holding company indirectly controlled by investment funds advised by Apax Partners LLP and Apax Partners, L.P. (“Apax”) and controlled affiliates of Canada Pension Plan Investment Board (“CPPIB”) and the Public Sector Pension Investment Board (“PSP Investments” and with Apax and CPPIB, collectively, the “Sponsors”) and certain other co-investors.

On November 8, 2012, KCI closed on the divestiture of its Therapeutic Support Systems (“TSS”) business to Getinge AB. Under the terms of the sale agreement, we agreed to provide transition services to Getinge AB after the close of the transaction. Additionally, the results of the operations subject to the agreement, excluding the allocation of general corporate overhead, are presented as discontinued operations in the combined statements of operations for all periods presented. Discontinued operations amounts related to TSS also exclude incremental expenses related to our transition services agreement with Getinge AB and the service fee payable by Getinge AB under the transition services agreement.

On October 29, 2014, LifeCell entered into an agreement with Novadaq® Technologies Inc. (“Novadaq”) to transfer all marketing and distribution rights to the SPY® Elite System from LifeCell to Novadaq, effective November 30, 2014. In connection with the transfer, the parties agreed to terminate various distribution agreements entered into between 2010 and 2011. The results of the operations subject to the agreement, excluding the allocation of general corporate overhead, are presented as discontinued operations in the combined statements of operations for all periods presented.

The combined financial statements included herein may not be indicative of the Company’s financial position, results of operations and cash flows in the future, and also may not be indicative of the financial position, results of operations and cash flows had the Company been a separate, stand-alone entity during the periods presented.

The combined financial statements reflect the Parent’s equity investment in the Company as net parent investment in lieu of common stock, paid in capital and retained earnings.

(b) Nature of Operations and Customer Concentration

We are a leading global medical technology company devoted to the development and commercialization of innovative products and therapies designed to improve clinical outcomes while helping to reduce the overall cost of patient care. We have an infrastructure designed to meet the specific needs of medical professionals and patients across all healthcare settings, including acute care hospitals, long-term care facilities and patients’ homes. We are engaged in the rental and sale of our products throughout the United States and in over 75 countries worldwide through direct sales and indirect operations. Our primary businesses serve the advanced wound care and soft tissue repair markets. Our advanced devices business is primarily engaged in commercializing several technology platforms, including negative pressure wound therapy (“NPWT”), negative pressure surgical management (“NPSM”) and epidermal harvesting. Our advanced wound dressings are used for the management of chronic and acute wounds. Our Regenerative Medicine business is primarily focused on the development and commercialization of regenerative and reconstructive acellular tissue matrices for use in general and reconstructive surgical procedures to repair soft tissue defects. In addition to our acellular tissue matrices, our Regenerative Medicine business markets autologous fat grafting solutions, such as Revolve, which is complementary to our tissue matrix business.

We have direct operations in over 25 countries and indirect operations in an additional 50 countries. We have two reportable operating segments which correspond to our two businesses: Advanced Wound Therapeutics and Regenerative Medicine. Our AWT business is conducted by KCI and its subsidiaries, including Systagenix, while our Regenerative Medicine business is conducted by LifeCell and its subsidiaries. As defined by the Codification, we have three reporting units: KCI, Regenerative Medicine and Systagenix. We have operations in two primary geographic regions: the Americas, which is comprised principally of the United States and includes Canada, Puerto Rico and Latin America; and EMEA/APAC, which is comprised of Europe, the Middle East, Africa and the Asia Pacific region.

Operations for our Americas geographic region accounted for approximately 75.6%, 80.3%, and 80.9% of our total revenue for the years ended December 31, 2014, 2013 and 2012, respectively. In the U.S. acute and extended care settings, which accounted for approximately 58.5%, 60.8%, and 59.2% of our Americas revenue for the years ended December 31, 2014, 2013 and 2012, respectively, we bill our customers directly for the rental and sale of our products. Also in the U.S. acute and extended care settings, we contract with both proprietary hospital groups and voluntary group purchasing organizations (“GPOs”). Proprietary hospital groups own all of the hospitals which they represent and, as a result, can ensure compliance with an executed national agreement. Voluntary GPOs negotiate contracts on behalf of member hospital organizations, but cannot ensure that their members will comply with the terms of an executed national agreement. During the years ended December 31, 2014, 2013 and 2012, we recorded approximately $106.7 million, $94.1 million, and $96.3 million, respectively, in Advanced Wound Therapeutics revenues under contracts with Novation, LLC, our largest single GPO relationship.

In the U.S. home care setting, where our revenue comes predominantly from our NPWT products, we provide products and services to patients in the home and bill third-party payers directly, such as Medicare and private insurance. During the years ended December 31, 2014, 2013 and 2012, we recorded revenue related to Medicare claims of approximately $120.6 million, $142.5 million, and $167.1 million, respectively.

In the EMEA/APAC region, most of our Advanced Wound Therapeutics revenue is generated in the acute care setting on a direct billing basis.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Revenue Recognition

We recognize revenue in accordance with the “Revenue Recognition” Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification when each of the following four criteria are met:

1.	a contract or sales arrangement exists;

2.	products have been shipped, title has transferred or services have been rendered;

3.	the price of the products or services is fixed or determinable; and

4.	collectibility is reasonably assured.

We recognize rental revenue based on the number of days a product is used by the patient/organization, (i) at the contracted rental rate for contracted customers and (ii) generally, retail price for non-contracted customers. Sales revenue is recognized when products are shipped and title has transferred. In addition, we establish realization reserves against revenue to provide for adjustments including capitation agreements, estimated credit memos, volume discounts, pricing adjustments, utilization adjustments, product returns, cancellations, estimated uncollectible amounts and payer adjustments based on historical experience. In addition, revenue is recognized net of administrative fees paid to GPOs and state sales tax paid on post-acute rentals and sales.

(e) Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of ninety days or less to be cash equivalents. We maintain cash and cash equivalents with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits bear minimal credit risk as they are maintained at financial institutions of reputable credit and generally may be redeemed upon demand.

(f) Accounts Receivable

The Americas trade accounts receivable consist of amounts due directly from acute and extended care organizations, third-party payers (“TPP”), both governmental and non-governmental, third-party distributors and patient pay accounts. Included within the TPP accounts receivable balances are amounts that have been or will be billed to patients once the primary payer portion of the claim has been settled by the TPP. EMEA/APAC trade accounts receivable consist of amounts due primarily from acute care organizations and third-party distributors.

Significant concentrations of accounts receivable include:

	2014	2013
Acute and extended care organizations	51%	53%
Managed care, insurance and other	28%	28%
Medicare/Medicaid	10%	9%
Other	11%	10%

The TPP reimbursement process in the United States requires extensive documentation, which has had the effect of slowing both the billing and cash collection cycles relative to the rest of the business, and therefore, could increase total accounts receivable. Because of the extensive documentation required and the requirement to settle a claim with the primary payer prior to billing the secondary and/or patient portion of the claim, the collection period for a claim in our home care business may, in some cases, extend beyond one year prior to full settlement of the claim.

We utilize a combination of factors in evaluating the collectibility of our accounts receivable. For unbilled receivables, we establish reserves to allow for expected denied or uncollectible items. In addition, items that remain unbilled for more than a specified period of time, or beyond an established billing window, are reserved against revenue. For billed receivables, we generally establish reserves using a combination of factors including historic adjustment rates for credit memos and canceled transactions, historical collection experience, and the length of time receivables have been outstanding. The reserve rates vary by payer group. In addition, we record specific reserves for bad debt when we become aware of a customer’s inability or refusal to satisfy its debt obligations, such as in the event of a bankruptcy filing.

(g) Inventories

Advanced Wound Therapeutics inventories

Prior to the completion of the Merger on November 4, 2011, inventories were stated at the lower of cost or market (net realizable value), with cost being determined on a first-in, first-out basis. On November 4, 2011, inventories were recorded at fair value with the application of preliminary purchase accounting adjustments, with subsequent additions to inventory recorded at the lower of cost or market (net realizable value), with cost being determined on a first-in, first-out basis. On October 28, 2013, inventories purchased as part of our acquisition of Systagenix were recorded at fair value with the application of purchase accounting adjustments, with subsequent additions to inventory recorded at the lower of cost or market (net realizable value), with cost being determined on a first-in, first-out basis. Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental is reclassified to property, plant and equipment. We review our inventory balances monthly for excess sale products or obsolete inventory levels. Inventory quantities of sale-only products in excess of anticipated demand are considered excess and are reserved at 100%. For rental products, we review both product usage and product life cycle to classify inventory as active, discontinued or obsolete. Obsolescence reserve balances are established on an increasing basis from 0% for active, high-demand products to 100% for obsolete products. The reserve is reviewed and, if necessary, adjustments are made on a monthly basis. We rely on historical information and production planning forecasts to support our reserve and utilize management’s business judgment for “high risk” items, such as products that have a fixed shelf life. Once the value of inventory is reduced, we do not adjust the reserve balance until the inventory is sold or otherwise disposed.

Regenerative Medicine inventories

Prior to the completion of the Merger on November 4, 2011, inventories were stated at the lower of cost or market (net realizable value), with cost being determined on a first-in, first-out basis. On November 4, 2011, inventories were recorded at fair value with the application of preliminary purchase accounting adjustments, with subsequent additions to inventory recorded at the lower of cost or market (net realizable value), with cost being determined on a first-in, first-out basis. Inventories on hand include the cost of materials, freight, direct labor and manufacturing overhead. We record a provision for excess and obsolete inventory based primarily on inventory quantities on hand, the historical product sales and estimated forecast of future product demand and production requirements. In addition, we record a provision for tissue that will not meet tissue standards based on historic rejection rates.

(h) Vendor Rebates

We may receive consideration from vendors in the normal course of business in the form of rebates of purchase price paid. Our policy for accounting for these funds is in accordance with the “Revenue Recognition” Topic of the FASB Accounting Standards Codification. Funds are recognized as a reduction of cost of sales and inventory if the funds are a reduction of the price for the vendor’s products.

(i) Long-Lived Assets

Prior to the completion of the Merger on November 4, 2011, property, plant and equipment was stated at cost. On November 4, 2011, property, plant and equipment was recorded at fair value with the application of preliminary purchase accounting adjustments, with subsequent additions to property, plant and equipment recorded at cost. On October 28, 2013, property, plant and equipment purchased as part of our acquisition of Systagenix was recorded at fair value with the application of purchase accounting adjustments, with subsequent additions to property, plant and equipment recorded at cost. Betterments, which extend the useful life of the equipment, are capitalized. Debt issuance costs, which represent fees and other direct costs incurred in connection with our borrowings are capitalized and amortized using the effective interest method over the contractual term of the borrowing. Other assets consisted principally of other investments at December 31, 2014 and 2013.

When an event occurs that indicates the carrying value of long-lived assets might not be recoverable, we review property, plant and equipment for impairment using an undiscounted cash flow analysis. If an impairment occurs on an undiscounted basis, we compute the fair market value of the applicable assets on a discounted cash flow basis and adjust the carrying value accordingly. During 2013, we recorded a $30.6 million fixed asset impairment charge. There were no impairments of fixed assets in 2014.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (20 to 30 years for buildings and between 3 and 7 years for most of our other property and equipment) of the assets. Amortization for leasehold improvements is taken over the shorter of the estimated useful life of the asset or over the remaining lease term. Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $108.0 million, $145.7 million, and $178.4 million, respectively. During 2012, we recorded a $22.1 million impairment charge associated with certain production equipment at our manufacturing plant and inventory associated with our V.A.C.Via product.

(j) Goodwill and Other Intangible Assets

Business combinations are accounted for under the acquisition method. The total cost of an acquisition is allocated to the underlying identifiable net assets, based on their respective estimated fair values as of the acquisition date. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Goodwill is tested for impairment by reporting unit annually as of October 31, or more frequently when events or changes in circumstances indicate that the asset might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition.

Impairment of goodwill is tested by comparing the carrying value of the reporting unit to the reporting unit’s fair value. The carrying value of each reporting unit is determined by taking the reported net assets of the entity, identifying reporting unit specific assets (including goodwill) and liabilities and allocating shared operational and administrative assets and liabilities to the appropriate reporting unit. The fair value of each reporting unit is determined using current industry multiples as well as discounted cash flow models using certain performance assumptions and appropriate discount rates determined by our management. To ensure the reasonableness of the estimated fair value of our reporting units, we perform a reconciliation of the estimated fair value of our entity to the total estimated fair value of all our reporting units. When it is determined that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate.

Identifiable intangible assets include developed technology, in-process research and development, customer relationships, tradenames and patents. For intangible assets that are subject to amortization, we amortize the assets over the estimated economic or contractual life of the individual asset. When an event occurs that indicates the carrying value of definite-lived intangible assets might not be recoverable, we review the assets for impairment using an undiscounted cash flow analysis. If an impairment occurs on an undiscounted basis, we compute the fair market value of the applicable assets on a discounted cash flow basis and adjust the carrying value accordingly. Indefinite-lived intangibles are tested for impairment annually as of October 31, or more frequently when events or changes in circumstances indicate that the assets might be impaired. If the carrying amount of the indefinite-lived intangible assets exceeds their fair value, an impairment is recognized in an amount equal to that excess.

The Company performed an interim impairment test on goodwill of its Regenerative Medicine reporting unit during the third quarter of 2013. The results of the third quarter 2013 interim impairment test indicated that the estimated fair value of the Regenerative Medicine reporting unit was less than its carrying value; consequently, during the third quarter of 2013 we recorded a $272.2 million impairment of goodwill and a $171.2 million impairment of indefinite-lived intangible assets related to our Regenerative Medicine reporting unit. There were no impairments of goodwill or identifiable intangible assets during 2014 or 2012.

During 2013, write-offs of $16.9 million of other intangible assets were recorded due primarily to the discontinuation of certain projects.

Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. In the event of an approximate 27% and 10% drop in the fair value of our KCI reporting unit and the fair value of our KCI indefinite-lived identifiable intangible assets, respectively, the fair value of the KCI reporting unit and indefinite-lived identifiable intangible assets would still exceed their book values as of October 31, 2014. In the event of an approximate 21% drop in the fair value of our Systagenix reporting unit, the fair value of the Systagenix reporting unit would still exceed its book value as of October 31, 2014. Additionally, in the event of an approximate 11% drop in the fair value of our Regenerative Medicine reporting unit, the fair value of the Regenerative Medicine reporting unit would still exceed its book value as of October 31, 2014. Certain Regenerative Medicine indefinite-lived identifiable intangible assets approximated their fair value as of October 31, 2014.

(k) Income Taxes

Deferred income taxes are accounted for using the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax bases of assets and liabilities, as measured by current enacted tax rates. When appropriate, we evaluate the need for a valuation allowance to reduce our deferred tax assets.

A liability is recorded for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We have established a valuation allowance to reduce deferred tax assets associated with foreign net operating losses, certain state net operating losses, and certain foreign deferred tax assets to an amount whose realization is more likely than not. We believe that the remaining deferred income tax assets will be realized based on reversals of existing taxable temporary differences and expected repatriation of foreign earnings. Accordingly, we believe that no additional valuation allowances are necessary.

(l) Royalties

We pay royalties for the right to market certain of our medical devices. Royalties are generally based on applicable revenue or the number of units sold and are recognized in the period that the related revenue is earned. Royalties related to rental revenue are included in rental expense. Royalties on sales revenue are included in cost of sales.

(m) Self-Insurance

We self-insure certain employee benefit and casualty insurance risks. Our group medical plan for U.S. employees is a qualified self-insured plan subject to specific stop loss insurance coverage. Our short-term disability plan for U.S. based employees is self-insured. The Texas Employee Injury Benefit Plan is self-insured subject to a $750,000 per occurrence retention. Our casualty insurance program has a $750,000 deductible for workers’ compensation, auto liability, and general liability. Our products liability program has a $1,000,000 self-insured retention. Our group life and accidental death and dismemberment plan and our long-term disability plan are all fully insured. We fully accrue our retained loss liabilities, including claims incurred but not reported. Based on historical trends, we believe our accruals for retained losses are adequate to cover future losses.

(n) Derivative Financial Instruments and Fair Value Measurements

We use derivative financial instruments to manage the economic impact of fluctuations in interest rates. We do not use financial instruments for speculative or trading purposes. Periodically, we enter into interest rate protection agreements to modify the interest characteristics of our outstanding debt. Our interest rate derivatives have not been designated as hedging instruments, and as such, we recognize the fair value of these instruments as an asset or liability with income or expense recognized in the current period.

Periodically, we also use derivative financial instruments to manage the economic impact of fluctuations in currency exchange rates on our intercompany balances and corresponding cash flows and to manage our transactional currency exposures when our foreign subsidiaries enter into transactions denominated in currencies other than their local currency. We enter into foreign currency exchange contracts to manage these economic risks. These contracts are not designated as hedges; as such, we recognize the fair value of these instruments as an asset or liability with income or expense recognized in the current period. Although we use master netting agreements with our derivative counterparties, we do not offset derivative asset and liability positions in the combined balance sheet.

All derivative instruments are recorded on the balance sheet at fair value. The fair values of our interest rate derivatives and foreign currency exchange contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets, which represent level 2 inputs as defined by the Codification.

(o) Foreign Currency Translation and Transaction Gains and Losses

The functional currency for the majority of our foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Gains and losses resulting from the foreign currency translations are included in accumulated other comprehensive income. Transaction gains and losses, such as those resulting from the settlement of nonfunctional currency receivables or payables, including intercompany balances, are included in foreign currency gain (loss) in our combined statements of operations. Additionally, payable and receivable balances and long-term debt denominated in nonfunctional currencies are marked-to-market at month-end, and the gain or loss is recognized in our combined statements of operations.

(p) Concentration of Credit Risk

We have a concentration of credit risk with financial institutions related to our derivative instruments. As of December 31, 2014, Morgan Stanley, UBS and HSBC were the counterparties on our interest rate protection agreements consisting of interest rate swap agreements in notional amounts totaling $487.7 million each. We use master netting agreements with our derivative counterparties to reduce our risk and use multiple counterparties to reduce our concentration of credit risk.

We maintain cash and cash equivalents with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits bear minimal credit risk as they are maintained at financial institutions of reputable credit and generally may be redeemed upon demand.

(q) Equity-based Compensation

We account for equity-based payments to employees in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”), which requires that equity-based payments (to the extent they are compensatory) be recognized in our combined statements of operations based on their fair values.

As required by ASC 718, we recognize equity-based compensation expense for equity-based payment awards that are expected to vest based on estimated fair values on the date of grant. For awards classified as liability awards, the fair value of these awards is reviewed on a regular basis and the expense associated with these awards is adjusted accordingly as the fair value changes. In determining whether an award is expected to vest, we use an estimated, forward-looking forfeiture rate based upon our historical forfeiture rates. To the extent our actual forfeitures are different than our estimates, we record a true-up for the differences in the period that the awards vest, and such true-ups could materially affect our operating results. We also consider whether there have been any significant changes in facts and circumstances that would affect our expected forfeiture rate.

We are also required to determine the fair value of equity-based awards at the grant date. We estimate the fair values of employee incentive equity awards using a Black-Scholes-Merton valuation model. A discount for lack of marketability was applied to the per unit fair value to reflect increased risk arising from the inability to readily sell the Profits Interest Units and Appreciation Rights. These determinations require judgment, including estimating expected volatility. If actual results differ significantly from these estimates, equity-based compensation expense and our results of operations could be impacted.

(r) Research and Development

The focus of our research and development program has been to invest in clinical studies and the development of new advanced wound healing systems, products and dressings. This includes the development of new and synergistic technologies across the continuum of wound care including tissue regeneration, preservation and repair, new applications of negative pressure technology, and the leveraging of our core understanding of biological tissues in order to develop biosurgery products in our Regenerative Medicine business. The types of costs classified as research and development expense include salaries of technical staff, consultant costs, facilities and utilities costs related to offices occupied by technical staff, depreciation on equipment and facilities used by technical staff, supplies and materials for research and development and outside services such as prototype development and testing and third-party research and development costs. Expenditures for research and development, including expenses related to clinical studies, are expensed as incurred.

(s) Shipping and Handling

We include shipping and handling costs in rental expense and cost of sales, as appropriate. Shipping and handling costs on sales products recovered from customers of $5.1 million, $4.7 million and $4.8 million for the years ended December 31, 2014, 2013 and 2012, respectively, are included in sales revenue for these periods.

(t) Taxes Collected from Customers and Remitted to Governmental Units

Taxes assessed by a government authority that are directly imposed on a revenue producing transaction between us and our customers, including but not limited to sales taxes, use taxes and value added taxes, are accounted for on a net (excluded from revenues and costs) basis.

(u) Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses were $10.9 million, $7.6 million and $8.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

(v) Seasonality

Historically, we have experienced a seasonal slowing of unit demand for our NPWT devices and related dressings beginning in the fourth quarter and continuing into the first quarter, which we believe has been caused by year-end clinical treatment patterns, such as the postponement of elective surgeries and increased discharges of individuals from the acute care setting around the winter holidays. We typically experience a slowing of demand for our AWT dressings in the fourth quarter.

(w) Legal Proceedings and Other Loss Contingencies

We are subject to various legal proceedings, many involving routine litigation incidental to our business. The outcome of any legal proceeding is not within our complete control, is often difficult to predict and is resolved over very long periods of time. Estimating probable losses associated with any legal proceedings or other loss contingencies is very complex and requires the analysis of many factors including assumptions about potential actions by third parties. Loss contingencies are disclosed when there is at least a reasonable possibility that a loss has been incurred and are recorded as liabilities in the combined financial statements when it is both (1) probable or known that a liability has been incurred and (2) the amount of the loss is reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or cannot be reasonably estimated, a liability is not recorded in the combined financial statements.

(x) Concentrations in Available Sources of Materials

For both of our businesses, we obtain some of our finished products and components from a limited group of suppliers, and we purchase certain supplies from single sources for reasons of quality assurance, cost-effectiveness, availability, or constraints resulting from regulatory requirements.

Our manufacturing processes for Advanced Wound Therapeutics products involve producing final assemblies in accordance with a master production plan. Assembly of our products is accomplished using metal parts, plastics, electronics and other materials and component parts that are primarily purchased from outside suppliers. Component parts and materials are obtained from industrial distributors, original equipment manufacturers and contract manufacturers. The majority of parts and materials are readily available in the open market (steel, aluminum, plastics, fabrics, polymers, etc.) for which price volatility is reasonably low. Our manufacturing processes and quality systems are intended to comply with appropriate FDA and International Organization for Standardization (“ISO”) requirements.

Our Ireland plant manufactures certain disposable supplies, on a high-volume automation line, which have historically been supplied by third-party contract manufacturers in Mexico. We plan to continue leveraging our existing infrastructure and manufacturing capabilities to expand internal production in the future.

Many raw materials and contract manufacturing for our advanced wound dressings are sole source or conducted on a purchase order basis. Since the Systagenix acquisition, we have undertaken an effort to qualify a second source supplier for key materials.

Our Regenerative Medicine business is dependent on the availability of sufficient quantities of raw materials, including donated human cadaveric tissue, porcine tissue and other materials required for tissue processing. We currently receive human tissue from multiple U.S. tissue banks and organ procurement organizations.

Our Regenerative Medicine xenograft tissue matrix products are made from porcine skin tissue. We have two qualified porcine tissue suppliers. Our primary porcine tissue source is supplied by three separate breeding herd farms that are isolated for biosecurity. We also have qualified second sources for many of our specialized solutions that are essential to the processing of our xenograft tissue matrix products.

While we work closely with suppliers to assure continuity of supply and maintain high quality and reliability, manufacturing disruptions experienced by our suppliers could jeopardize our supply of finished products and components. Additionally, a change in suppliers could require significant effort or investment in circumstances where the items supplied are integral to product performance or incorporate unique technology. Any casualty, natural disaster or other significant disruption of any of our sole-source suppliers’ operations, or any unexpected loss of any existing exclusive supply contract could have a material adverse effect on our business.

(y) Recently Adopted Accounting Standards

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11 “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forwards Exists.” ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carry forward, similar tax loss, or a tax credit carry forward exists at the reporting date. This new guidance became effective for annual and interim period for fiscal years beginning on or after December 15, 2013. The Company has applied the requirements of ASU 2013-11 prospectively in preparing the December 31, 2014 combined balance sheet, which resulted in a decrease to non-current deferred tax assets of $14.9 million and a decrease to non-current reserves for uncertain tax positions of $14.9 million. Had the Company applied the requirements of ASU 2013-11 retrospectively to the December 31, 2013 combined balance sheet, there would not have been a material impact.

(z) Recently Issued Accounting Standards

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. ASU No. 2014-08 changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations—that is, a major effect on the organization’s operations and financial results should be presented as discontinued operations. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. Additionally, the ASU requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. The Company is evaluating this update, however we do not anticipate that it will have a material effect on our results of operations, financial position or disclosures.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment”, and intangible assets within the scope of Topic 350, “Intangibles-Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is evaluating this update to determine if it will have a material effect on our results of operations, financial position or disclosures.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40).” The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company is evaluating this update, however we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

NOTE 2. Acquisitions and Divestitures

Acquisitions

Systagenix

On July 30, 2013, KCI announced that it had signed a definitive share purchase agreement to acquire Systagenix, an established provider of advanced wound care products. The transaction closed on October 28, 2013. The adjusted purchase price paid, net of cash and cash equivalents, was $478.7 million. The acquisition was accounted for as a business combination using the acquisition method and the purchase price was funded using $350.0 million of incremental borrowings under our existing senior secured credit facility along with cash on hand. The allocation of the purchase price to the Systagenix tangible and identifiable intangible assets was based on their estimated fair values as of the acquisition date using the income approach. The excess of the purchase price over the identifiable intangible and net tangible assets was allocated to goodwill, which is not deductible for tax purposes.

The following table represents the allocation of the purchase price (in thousands):

	December 31, 2013	Adjustment	December 31, 2014
Goodwill	$171,086	$1,737	$172,823
Identifiable intangible assets:
Customer relationships	103,301		103,301
Developed technology	91,700		91,700
Tradenames	56,800		56,800
In-process research and development	1,766		1,766
Tangible assets acquired and liabilities assumed:
Accounts receivable	50,807		50,807
Inventories	27,450		27,450
Other current assets	1,902		1,902
Property, plant and equipment	44,016		44,016
Other non-current assets	139		139
Current liabilities	(34,752)	(1,737)	(36,489)
Other non-current liabilities	(79)		(79)
Net deferred tax liability	(35,388)		(35,388)

Total purchase price	$478,748	$—	$478,748

Purchase accounting rules require that as certain pre-acquisition issues are identified, modified or resolved, resulting increases or decreases to the preliminary value of assets and liabilities are offset by a change in goodwill. Modifications to goodwill reflected in the “Adjustments” column above were primarily the result of assumed liabilities.

The net deferred tax liability relates primarily to the tax impact of future amortization associated with the intangible assets acquired, which is not deductible for tax purposes.

The following table reflects the unaudited pro forma condensed combined results of operations, as though the acquisition had occurred as of the beginning of the period presented (in thousands):

	Year ended December 31,
	2013	2012
Pro forma revenue	$1,931,683	$1,943,296
Pro forma net loss	$(552,153)	$(168,001)

Pro forma condensed combined results of operations for the year ended December 31, 2013 were adjusted to exclude nonrecurring charges of $16.2 million related to transaction costs recognized as selling, general and administrative expenses. Pro forma condensed combined results of operations for the year ended December 31, 2012 were adjusted to include these nonrecurring charges. Additionally, the pro forma condensed combined results of operations for the year ended December 31, 2012 were adjusted to include $9.8 million of additional nonrecurring cost of sales associated with the preliminary purchase accounting adjustments related to the step-up in value of inventory.

The unaudited pro forma condensed combined results of operations presented above are for illustrative purposes only and are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented, nor are they indicative of future operating results.

TauTona Injector, LLC

In January 2014, LifeCell entered into an asset purchase agreement with TauTona Injector, LLC to purchase certain assets, including patents, know-how, and inventory. Under the terms of the asset purchase agreement,

LifeCell made an initial cash payment of $3.0 million at the closing of the transaction. The asset purchase agreement also calls for additional payments by LifeCell of up to $31.5 million upon the achievement of certain milestones. For the year ended December 31, 2014, LifeCell paid $1.5 million under the asset purchase agreement related to milestone achievement. As of December 31, 2014, the accompanying combined balance sheet included $7.1 million under the caption “accrued expenses and other” and $9.0 million under the caption “other non-current liabilities” related to future anticipated milestone payments.

GID Group

In November 2014, LifeCell entered into an asset purchase agreement with GID Group to purchase certain assets, including patents and know-how. Under the terms of the asset purchase agreement, LifeCell made an initial cash payment of $5.0 million at the closing of the transaction. The asset purchase agreement also calls for additional payments by LifeCell of up to $10.0 million upon the achievement of certain milestones. As of December 31, 2014, the accompanying combined balance sheet included $4.5 million under the caption “accrued expenses and other” and $3.7 million under the caption “other non-current liabilities” related to future anticipated milestone payments.

Divestitures

Therapeutic Support Systems

On November 8, 2012, KCI closed on the divestiture of its TSS business to Getinge AB. The final adjusted purchase price paid by Getinge to KCI was $241.5 million. Under the terms of the Agreement, we agreed to provide transition services to Getinge after the close of the transaction. The historical results of operations of the disposal group, excluding the allocation of general corporate overhead, are reported as discontinued operations in the combined statements of operations. Discontinued operations amounts related to TSS also exclude incremental expenses related to our transition services agreement with Getinge and the service fee payable by Getinge under the transition services agreement.

The Company utilized the net proceeds from the sale to fund the acquisition of Systagenix and internal investments, which satisfied our reinvestment requirement associated with our senior secured credit facility.

The operating results of the TSS product portfolio included in discontinued operations are as follows (in thousands):

	Year ended December 31,
	2013	2012
Revenue	$—	$188,121
Earnings (loss) before income taxes	$(5,371)	$149,916
Income tax expense (benefit)	$(2,068)	$57,718
Earnings (loss) from discontinued operations	$(3,303)	$92,198

SPY® Elite System

On October 29, 2014, LifeCell Corporation entered into an agreement with Novadaq® Technologies Inc. (“Novadaq”) to transfer all marketing and distribution rights to the SPY® Elite System from LifeCell to Novadaq, effective November 30, 2014. In connection with the transfer, the parties agreed to terminate various distribution agreements entered into between 2010 and 2011. LifeCell received a one-time payment of $4.5 million and sold existing inventory back to Novadaq. Under the terms of the agreement, LifeCell has agreed to provide limited transition services to Novadaq through December 31, 2014. In connection with the transfer, the parties have also resolved all legal disputes between them.

The operating results of the SPY® Elite System product portfolio included in discontinued operations are as follows (in thousands):

	Year Ended December 31,
	2014	2013	2012
Revenue	$22,204	$26,010	$16,950
Earnings (loss) before income taxes	$7,436	$(429)	$(5,780)
Income tax expense (benefit)	$2,863	$(165)	$(2,225)
Earnings (loss) from discontinued operations	$4,573	$(264)	$(3,555)

NOTE 3. Supplemental Balance Sheet Data

(a) Accounts Receivable, net

Accounts receivable consist of the following (in thousands):

	December 31, 2014	December 31, 2013
Gross trade accounts receivable:
Billed trade accounts receivable	$396,329	$418,804
Unbilled receivables	39,293	50,841
Less: Allowance for revenue adjustments	(61,460)	(67,631)

Gross trade accounts receivable	374,162	402,014
Less: Allowance for bad debt	(13,087)	(8,483)

Net trade accounts receivable	361,075	393,531
Other receivables	9,408	14,047

	$370,483	$407,578

(b) Inventories, net

Inventories consist of the following (in thousands):

	December 31, 2014	December 31, 2013
Finished goods and tissue available for distribution	$127,253	$110,937
Goods and tissue in-process	6,887	12,994
Raw materials, supplies, parts and unprocessed tissue	67,567	71,876

	201,707	195,807
Less: Amounts expected to be converted into equipment for short-term rental	(7,515)	(3,952)
Reserve for excess and obsolete inventory	(15,970)	(10,288)

	$178,222	$181,567

(c) Net property, plant and equipment

Net property, plant and equipment consists of the following (in thousands):

	December 31, 2014	December 31, 2013
Land	$13,121	$13,438
Buildings	46,561	46,092
Equipment for short-term rental	313,025	297,896
Machinery, equipment and furniture	320,498	294,916
Leasehold improvements	77,810	76,224
Inventory to be converted to equipment	7,515	3,952

	778,530	732,518
Less: accumulated depreciation	(490,482)	(398,793)

	$288,048	$333,725

(d) Accrued expenses and other

Accrued expenses and other consist of the following (in thousands):

	December 31, 2014	December 31, 2013
Payroll, benefits, commissions, bonuses and related taxes	$65,740	$89,190
Wake Forest royalty settlement and other royalties	85,275	66,446
Interest	43,607	43,253
Sales and other taxes	24,469	21,827
Insurance	8,729	9,425
Derivative liability	13,936	914
Other accrued expenses	101,728	97,920

	$343,484	$328,975

NOTE 4. Accounting for Goodwill and Other Non-current Assets

As defined by the Codification, we have three reporting units: KCI, Regenerative Medicine and Systagenix. We have two reportable operating segments which correspond to our two global businesses: Advanced Wound Therapeutics (“AWT”) and Regenerative Medicine. Our AWT business is conducted by KCI and its subsidiaries, including Systagenix, while our Regenerative Medicine business is conducted by LifeCell and its subsidiaries.

(a) Goodwill

Based on the purchase price allocation, the components of goodwill by reporting unit are listed below (in thousands):

	KCI	Regenerative Medicine	Systagenix	Total
Balance at December 31, 2012	$2,483,240	$996,535	$—	$3,479,775
Goodwill acquired, net of purchase price adjustments	—	—	171,086	171,086
Impairment of goodwill	—	(272,200)	—	(272,200)

Balance at December 31, 2013	2,483,240	724,335	171,086	3,378,661
Adjustment to prior year acquisition	—	—	1,737	1,737
Reduction for sale of business	—	(2,100)	—	(2,100)

Balance at December 31, 2014	$2,483,240	$722,235	$172,823	$3,378,298

There were no impairments of goodwill or identifiable intangible assets during 2014. As of December 31, 2013, cumulative impairments of goodwill totaled $272.2 million.

(b) Identifiable intangible assets

Identifiable intangible assets include the following (in thousands):

	December 31, 2014		December 31, 2013
	Gross Carrying amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:
Customer relationships and non-compete agreements	$947,638	$(400,806)	$947,706	$(291,812)
Developed technology	761,464	(206,355)	759,898	(128,728)
Tradenames and patents	129,726	(16,582)	85,693	(7,322)

Total definite-lived intangible assets	1,838,828	(623,743)	1,793,297	(427,862)

Indefinite-lived intangible assets:
Tradenames	1,178,800	—	1,178,800	—
In-process research and development	3,366	—	4,966	—

Total indefinite-lived intangible assets	1,182,166	—	1,183,766	—

	$3,020,994	$(623,743)	$2,977,063	$(427,862)

Amortization expense, related to definite-lived intangibles, was approximately $195.9 million, $190.3 million and $221.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The following table presents the estimated amortization expense, in total, to be incurred over the next five years for all definite-lived intangible assets as of December 31, 2014 (in thousands):

Year ending December 31,	Estimated Amortization Expense
2015	$178,498
2016	$162,717
2017	$149,423
2018	$136,083
2019	$125,348

(c) Debt issuance costs

As of December 31, 2014 and 2013, unamortized debt issuance costs related to our current senior secured credit facility and our fixed rate long-term debt, including the 10.5% Second Lien Notes and the 12.5% Unsecured Notes were collectively $77.9 million and $102.1 million, respectively. Amortization of debt issuance costs recorded for the years ended December 31, 2014, 2013 and 2012 were $24.1 million, $21.8 million and $18.2 million, respectively. Additionally, in the year ended December 31, 2012, we recorded approximately $16.2 million of debt issuance costs write offs in connection with the repurchase of senior unsecured notes. There were no write-offs of debt issuance costs during the year ended December 31, 2014 and 2013. The remaining costs for the senior secured credit facility and fixed rate long-term debt are amortized on a straight-line basis or using the effective interest method, as appropriate, over the respective term of debt to which they specifically relate.

NOTE 5. Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31, 2014	December 31, 2013
Senior Dollar Term E-1 Credit Facility(1)—due 2018	$1,927,241	$1,946,708
Senior Euro Term E-1 Credit Facility(1)—due 2018	293,746	337,820
Senior Term E-2 Credit Facility(1)—due 2016	315,351	318,537
10.5% Second Lien Senior Secured Notes due 2018	1,750,000	1,750,000
12.5% Senior Unsecured Notes due 2019	612,000	612,000
3.25% Convertible Senior Notes due 2015	101	101

Notional amount of debt	4,898,439	4,965,166

Senior Dollar Term E-1 Credit Facility Discount, net of accretion	(24,241)	(30,926)
Senior Euro Term E-1 Credit Facility Discount, net of accretion	(7,376)	(10,693)
Senior Term E-2 Credit Facility Discount, net of accretion	(2,955)	(4,486)
Second Lien Senior Secured Notes Discount, net of accretion	(20,205)	(24,222)
Senior Unsecured Notes Discount, net of accretion	(2,651)	(3,025)

Net discount on debt	(57,428)	(73,352)

Total debt, net of discount	4,841,011	4,891,814
Less: Current installments	(25,721)	(26,311)

	$4,815,290	$4,865,503

(1)	On January 22, 2014, we entered into Amendment No. 5 to our senior secured credit facility. As a result of the amendment we created new classes of Dollar Term E-1 Loans, Euro Term E-1 Loans and Term E-2 Loans, having the same rights and obligations as the Dollar Term D-1 Loans, Euro Term D-1 Loans and Term D-2 Loans as set forth in the credit agreement and loan documents, except as revised by the amendment.

Senior Secured Credit Facility

Our senior secured credit facility (the “Senior Secured Credit Facility”) includes a $200.0 million revolving credit facility (the “Revolving Credit Facility”). Amounts available under the Revolving Credit Facility are available for borrowing and reborrowing until maturity. At December 31, 2014 and 2013, no revolving credit loans were outstanding and we had outstanding letters of credit issued by banks which are party to the Senior Secured Credit Facility of $39.0 million and $21.2 million, respectively. In addition, we had $11.4 million and $12.6 million of letters of credit issued by a bank not party to the Senior Secured Credit Facility as of December 31, 2014 and 2013, respectively. The capacity of the Revolving Credit Facility is reduced for the $39.0 million and $21.2 million of letters of credit issued by banks which are party to the Senior Secured Credit Facility as of December 31, 2014 and 2013, respectively. The resulting availability under the Revolving Credit Facility was $161.0 million and $178.8 million at December 31, 2014 and 2013, respectively. Commitment fees accrue at a rate of 0.50% on the amounts available under the Revolving Credit Facility.

Interest. On January 22, 2014, we entered into Amendment No. 5 to our Senior Secured Credit Facility (“Amendment No. 5”). As a result of the amendment, we created new classes of Dollar Term E-1 Loans, Euro Term E-1 Loans and Term E-2 Loans, having the same rights and obligations as the Dollar Term D-1 Loans, Euro Term D-1 Loans and Term D-2 Loans as set forth in the Credit Agreement and Loan Documents, except as revised by the amendment. Dollar Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.00% or an adjusted base rate plus 2.00%. Euro Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.25% or an adjusted base rate plus 2.25%. Term E-2 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 2.50% or an adjusted base rate plus

1.50%. The Eurocurrency rate shall be subject to a floor of 1.00%, and the adjusted base rate shall be subject to a floor of 2.00%. We paid fees of $1.8 million as a result of this amendment.

On March 10, 2015, we entered into Amendment No. 6 to our Senior Secured Credit Facility (“Amendment No. 6”). In connection with Amendment No. 6, certain applicable rates were modified so that (i) Dollar Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.50% or an adjusted base rate plus 2.50%, (ii) Euro Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.75% or an adjusted base rate plus 2.75%, and (iii) Term E-2 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.00% or an adjusted base rate plus 2.00%. The Eurocurrency rate shall be subject to a floor of 1.00%, and the adjusted base rate shall be subject to a floor of 2.00%.

We may elect interest periods of one, two, three, or six months for the Eurocurrency borrowings. Interest on base rate borrowings is payable quarterly in arrears. Interest on Eurocurrency borrowings is payable at the end of each applicable interest period or every three months in the case of interest periods in excess of three months. Interest on all past due amounts will accrue at 2.00% over the applicable rate.

Collateral. The Senior Secured Credit Facility is secured by a first priority lien and security interest in (a) substantially all equity interests of each of our 100% owned U.S. and first-tier material foreign subsidiaries (limited in the case of certain subsidiaries to 65% of the voting equity interests of such subsidiary) and (b) subject to certain exceptions, substantially all of our (in this instance referring only to us and our subsidiaries that are or will be co-borrowers or guarantors under the Senior Secured Credit Facility) present and future real property (with a value in excess of $20 million individually) and present and future tangible and intangible assets. The liens securing the Senior Secured Credit Facility are subject to permitted liens.

Guarantors. Our obligations under the Senior Secured Credit Facility are guaranteed by us and each of our material 100% owned subsidiaries, other than the subsidiaries that are co-borrowers under the senior secured credit facility, foreign subsidiaries and subsidiaries whose only assets are investments in foreign subsidiaries.

Maturity. The Revolving Credit Facility and the Term E-2 Facility mature on November 4, 2016, and the Dollar Term E-1 Facility and the Euro Term E-1 Facility mature on May 4, 2018. The principal amount of each of the Dollar Term E-1 Facility, the Euro Term E-1 Facility and the Term E-2 Facility amortizes in quarterly installments equal to 1.0% of the original principal amount of each such facility per annum until the respective final maturity date.

Voluntary Prepayments. We may prepay, in full or in part, borrowings under the Revolving Credit Facility without premium or penalty, subject to minimum prepayment amount and increment limitations. We may prepay, in full or in part, borrowings under the Dollar Term E-1 Facility, Euro Term E-1 Facility and Dollar Term E-2 Facility without premium or penalty, subject to minimum prepayment amount and increment limitations, except that repayments of Dollar Term E-1 Loans, Euro Term E-1 Loans or Term E-2 Loans within 12 months of the effective date of Amendment No. 6 in connection with a repricing transaction will be subject to a 1.0% prepayment premium.

Mandatory Prepayments. Subject to certain exceptions, we must make periodic prepayments of the Dollar Term E-1 Facility, the Euro Term E-1 Facility and the Term E-2 Facility equal to: (i) 100% of the net cash proceeds of certain dispositions of property, (ii) 100% of the net cash proceeds of the issuance or incurrence of certain indebtedness, and (iii) 50% (with step-downs to 25% and 0% based upon achievement of specified total leverage ratios) of annual excess cash flow.

Representations. The Senior Secured Credit Facility contains representations generally customary for similar facilities and transactions.

Covenants. The Senior Secured Credit Facility contains affirmative and negative covenants customary for similar facilities and transactions, including limitations or restrictions on our ability to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of our business;

•	sell assets;

•	pay dividends and make other payments in respect of capital stock;

•	make acquisitions, investments, loans and advances;

•	pay and modify the terms of certain indebtedness;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

The Senior Secured Credit Facility contains financial covenants requiring us to meet certain leverage and interest coverage ratios, subject to certain equity cure rights. Beginning March 31, 2012, it is an event of default if we permit any of the following:

•	as of the last day of any fiscal quarter, our leverage ratio of debt to EBITDA, as defined in the senior secured credit agreement, to be greater than a maximum leverage ratio, initially set at 8.50 to 1.00 and stepped-down periodically; and

•	as of the last day of any fiscal quarter, our ratio of EBITDA to interest expense, as defined in the senior secured credit agreement, to be less than a minimum interest coverage ratio, initially set at 1.10 to 1.00 and stepped-up periodically.

As of December 31, 2014, we were in compliance with the covenants under the Senior Secured Credit Facility.

As a result of Amendment No. 6, the financial covenants were amended to remove the interest coverage ratio in its entirety and to set the total leverage ratio for any test period to be no greater than 8.25:1.00.

Events of Default. The Senior Secured Credit Facility contains events of default including, but not limited to, failure to pay principal or interest, breaches of representations and warranties, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, impairments of loan documentation or security, changes of control, and defaults with respect to certain ERISA obligations.

10.5% Second Lien Senior Secured Notes

In November 2011, we issued $1.750 billion aggregate principal amount of second lien notes due 2018.

Interest. Interest on the 10.5 % Second Lien Notes accrues at the rate of 10.5% per annum and is payable semi-annually in cash on each May 1 and November 1 to the persons who are registered holders at the close of business on April 15 and October 15 immediately preceding the applicable interest payment date. Under the terms of the registration rights agreements entered into with respect to these notes, additional interest was accrued at a rate of 0.25% and 0.50% from November 4, 2012 to February 4, 2013 and February 5, 2013 to March 15, 2013, respectively. Interest on the 10.5 % Second Lien Notes accrues from and includes the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Collateral. The second lien senior secured notes are secured by a second priority lien and security interest in (a) substantially all equity interests of each of our 100% owned U.S. and first-tier material foreign subsidiaries (limited in the case of certain subsidiaries to 65% of the voting equity interests of such subsidiary) and (b) subject to certain exceptions, substantially all of our (in this instance referring only to us and our subsidiaries that are or will be co-issuers or guarantors of the second lien notes) present and future real property (with a value in excess of $20 million individually) and present and future tangible and intangible assets. The liens securing the second lien notes are subject to permitted liens.

Guarantors. Our obligations under the second lien senior secured notes are guaranteed by us and each of our material 100% owned subsidiaries, other than the subsidiaries that are co-issuers of the second lien notes, foreign subsidiaries and subsidiaries whose only assets are investments in foreign subsidiaries.

Maturity. The second lien senior secured notes will mature on November 1, 2018.

Covenants. The indenture governing the second lien senior secured notes contains affirmative and negative covenants customary for similar transactions, including limitations or restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

As of December 31, 2014, we were in compliance with all covenants under the second lien senior secured notes indenture.

Optional Redemption. At any time prior to November 1, 2014, we may redeem up to 35% of the aggregate principal amount of the second lien senior secured notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 110.500% of the aggregate principal amount of the second lien senior secured notes being redeemed plus accrued and unpaid interest.

At any time prior to November 1, 2015, we may redeem all or part of the second lien senior secured notes at a redemption price equal to 100% of the aggregate principal amount of the second lien senior secured notes to be redeemed, plus a make-whole premium and accrued and unpaid interest.

At any time on or after November 1, 2015, we may redeem the second lien senior secured notes, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on November 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2015	105.250%
2016	102.625%
2017 and thereafter	100.000%

Change of Control. If we experience certain kinds of changes of control, we will be required to offer to purchase the second lien senior secured notes at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

Events of Default. The indenture governing the second lien senior secured notes contains events of default including, but not limited to, failure to pay principal or interest, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, and impairments of loan documentation or security.

12.5% Senior Unsecured Notes

In November 2011, we issued $750 million aggregate principal amount of senior unsecured notes due 2019; $612.0 million of which are still outstanding.

Interest. Interest on the senior unsecured notes accrues at the rate of 12.5% per annum and is payable semi-annually in cash on each May 1 and November 1 to the persons who are registered holders at the close of business on April 15 and October 15 immediately preceding the applicable interest payment date. Under the terms of the registration rights agreements entered into with respect to these notes, additional interest was accrued at a rate of 0.25% and 0.50% from November 4, 2012 to February 4, 2013 and February 5, 2013 to March 15, 2013, respectively. Interest on the senior unsecured notes accrues from and includes the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Collateral. The senior unsecured notes are senior unsecured obligations.

Guarantors. Our obligations under the senior unsecured notes are guaranteed by us and each of our material 100% owned subsidiaries, other than the subsidiaries that are co-issuers of the senior unsecured notes, foreign subsidiaries and subsidiaries whose only assets are investments in foreign subsidiaries.

Maturity. The senior unsecured notes will mature on November 1, 2019.

Covenants. The indenture governing the senior unsecured notes contains affirmative and negative covenants customary for similar transactions, including limitations or restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

As of December 31, 2014, we were in compliance with all covenants under the senior unsecured notes indenture.

Optional Redemption. At any time prior to November 1, 2014, we may redeem up to 35% of the aggregate principal amount of the senior unsecured notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 112.500% of the aggregate principal amount of the senior unsecured notes being redeemed plus accrued and unpaid interest.

At any time prior to November 1, 2015, we may redeem all or part of the senior unsecured notes at a redemption price equal to 100% of the aggregate principal amount of the senior unsecured notes to be redeemed, plus a make-whole premium and accrued and unpaid interest.

At any time on or after November 1, 2015, we may redeem the senior unsecured notes, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on November 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2015	106.250%
2016	103.125%
2017 and thereafter	100.000%

Change of Control. If we experience certain kinds of changes of control, we will be required to offer to purchase the senior unsecured notes at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

Events of Default. The indenture governing the senior unsecured notes contains events of default including, but not limited to, failure to pay principal or interest, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, and impairments of loan documentation or security.

3.25% Convertible Senior Notes

In 2008, we issued $690.0 million aggregate principal amount of 3.25% convertible senior notes due 2015 (the “Convertible Notes”). The Convertible Notes are governed by the terms of an indenture dated as of April 21, 2008 (the “Indenture”).

In connection with the Merger, the holders of the Convertible Notes had the right to require us to repurchase some or all of their Convertible Notes as provided in the Indenture. The repurchase date for any Convertible Notes tendered to us was November 30, 2011. The repurchase price was the principal amount of the Convertible Notes plus accrued interest. The holders of the Convertible Notes that did not elect to require us to repurchase their Convertible Notes maintained the right to convert their Convertible Notes into cash on or before November 29, 2011. As of December 31, 2014, $101,000 aggregate principal amount of the notes remained outstanding.

Interest and Future Maturities

Interest paid during the years ended December 31, 2014, 2013 and 2012 was $367.0 million, $385.7 million, and $432.2 million, respectively.

Future maturities of long-term debt at December 31, 2014 were (in thousands):

Year	Amount
2015	$25,721
2016	$334,584
2017	$22,434
2018	$3,903,700
2019	$612,000
Thereafter	$—

NOTE 6. Derivative Financial Instruments and Fair Value Measurements

We are exposed to credit loss in the event of nonperformance by counterparties to the extent of the fair values of the outstanding interest rate swap agreements, interest rate cap agreements and foreign currency exchange contracts, but we do not anticipate nonperformance by any of the counterparties. All derivative instruments are recorded on the balance sheet at fair value. We do not use financial instruments for speculative or trading purposes.

Derivatives Not Designated as Hedges

At December 31, 2014 and 2013, we had three interest rate swap agreements to convert a portion of our outstanding variable rate debt to a fixed rate basis. These agreements have not been designated as hedging instruments, and as such, we recognize the fair value of these instruments as an asset or liability with income or expense recognized in the current period. The interest rate swap agreements have quarterly interest payments, receive rates based on the higher of three-month USD LIBOR or 1.25% and pay rates based on fixed rates, due on the last day of March, June, September and December. The aggregate notional amount decreases quarterly by amounts ranging from $1.7 million to $56.4 million until maturity.

The following chart summarizes these agreements (dollars in thousands):

Effective Dates	Outstanding Notional Amount	Fixed Interest Rate
12/31/13-12/31/16	$487,667	2.256%
12/31/13-12/31/16	$487,667	2.249%
12/31/13-12/31/16	$487,667	2.250%

During the years ended December 31, 2013 and 2012, we had interest rate cap agreements with initial notional amounts of $1.600 billion at a cost of $2.2 million that effectively limited the interest rate to 2% on a portion of the borrowings under our Senior Secured Credit Facility. The interest rate cap agreements expired on December 31, 2013.

We also use derivative instruments to manage our transactional currency exposures when our foreign subsidiaries enter into transactions denominated in currencies other than their local currency. These nonfunctional currency exposures relate primarily to existing and forecasted intercompany receivables and payables arising from intercompany purchases of manufactured products. We enter into foreign currency exchange contracts to mitigate the impact of currency fluctuations on transactions denominated in nonfunctional currencies, thereby limiting risk that would otherwise result from changes in exchange rates. These contracts are not designated as hedges; as such, we recognize the fair value of these instruments as an asset or liability with income or expense recognized in the current period. Although we use master netting agreements with our derivative counterparties, we do not offset derivative asset and liability positions in the combined balance sheet. The periods of the foreign currency exchange contracts generally do not exceed one year and correspond to the periods of the exposed transactions and related settlements. At December 31, 2014, we had no outstanding foreign currency exchange contracts. At December 31, 2013, we had foreign currency exchange contracts to sell or purchase $14.3 million of various currencies.

Fair Value Measurements

The Codification defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. The Fair Value Measurements and Disclosure topic of the Codification establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and long-term obligations, excluding our borrowings under our senior secured credit facility and fixed rate long-term debt, including the 10.5% Second Lien Notes, the 12.5% Unsecured Notes and the Convertible Notes approximates fair value. The fair value of our borrowings under our Senior Secured Credit Facility and fixed rate long-term debt was $2.501 billion and $2.584 billion, respectively, at December 31, 2014. The fair value of our borrowings under our Senior Secured Credit Facility and fixed rate long-term debt was $2.615 billion and $2.694 billion, respectively, at December 31, 2013. The fair value of our long-term debt was estimated based upon open-market trades at or near year end.

All of our derivatives, as of the reporting date, use inputs considered as Level 2. The interest rate swap agreements and interest rate cap agreements are valued using a discounted cash flow model that takes into account the present value of the expected future cash flows under the terms of the agreements by using market information available as of the reporting date, including prevailing interest rates and related forward interest rate curves. The foreign currency exchange contracts are valued using a discounted cash flow model that takes into account the present value of the future cash flows under the terms of the agreements by using market information available as of the reporting date, including prevailing foreign currency exchange rates and related foreign currency exchange rate curves.

The following table sets forth the location and aggregate fair value amounts of all derivative instruments with credit-related contingent features (in thousands):

	Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
		December 31, 2014	December 31, 2013		December 31, 2014	December 31, 2013
Interest rate swap agreements	Prepaid expenses and other	$—	$—	Accrued expenses and other	$13,936	$345
Interest rate swap agreements	Other non- current assets	—	—	Other non- current liabilities	8,067	31,906
Foreign currency exchange contracts	Prepaid expenses and other	—	146	Accrued expenses and other	—	569

Total derivatives		$—	$146		$22,003	$32,820

The following table summarizes the amount of gain (loss) on derivative not designated as hedging instruments (in thousands):

	Year ended December 31,
	2014	2013	2012
Interest rate swap agreements	$(5,245)	$2,618	$(25,486)
Interest rate cap agreements	—	(9)	(1,583)
Foreign currency exchange contracts	62	(1,033)	(4,364)

	$(5,183)	$1,576	$(31,433)

Certain of our derivative instruments contain provisions that require compliance with the restrictive covenants of our Senior Secured Credit Facility. See Note 5 for further discussion of the restrictive covenants of our Senior Secured Credit Facility.

If we default under our credit facilities, the lenders could require immediate repayment of the entire principal. If those lenders require immediate repayment, we may not be able to repay them which could result in the foreclosure of substantially all of our assets. In these circumstances, the counterparties to the derivative instruments could request immediate payment or full collateralization on derivative instruments in net liability positions. Certain of our derivative counterparties are also parties to our Senior Secured Credit Facility.

No collateral has been posted by us in the normal course of business. If the credit-related contingent features underlying these agreements were triggered on December 31, 2014, we could be required to settle or post the full amount as collateral to its counterparties.

We did not have any measurements of financial assets or financial liabilities at fair value on a nonrecurring basis at December 31, 2014 or 2013.

NOTE 7. Leasing Obligations

We are obligated for equipment under various capital leases, which expire at various dates during the next three years. At December 31, 2014 and 2013, the gross amount of equipment under capital leases totaled $2.6 million and $2.7 million and related accumulated depreciation was approximately $1.7 million and $1.2 million, respectively.

We lease computer and telecommunications equipment, service and sales vehicles, office space, various storage spaces and manufacturing facilities under non-cancelable operating leases, which expire at various dates over the next 20 years. Total rental expense for operating leases was $29.7 million, $27.8 million and $43.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Future minimum lease payments under capital and non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2014 are as follows (in thousands):

	Capital Leases	Operating Leases
2015	$526	$22,387
2016	394	14,947
2017	—	11,745
2018	—	8,918
2019	—	6,727
Thereafter	—	28,587

Total minimum lease payments	$920	$93,311

Less amount representing interest	(66)

Present value of net minimum capital lease payments	854
Less current portion	(488)

Obligations under capital leases, excluding current installments	$366

NOTE 8. Income Taxes (Benefit)

The following table summarizes earnings (loss) before income taxes (benefit) of U.S. and non-U.S. operations (in thousands):

	Year ended December 31,
	2014	2013	2012
U.S.	$(515,976)	$(845,261)	$(492,869)
Non-U.S.	161,335	133,578	259,122

	(354,641)	(711,683)	(233,747)
Earnings (loss) from discontinued operations before income taxes	7,436	(5,800)	144,136

Earnings (loss) from continuing operations before income taxes	$(362,077)	$(705,883)	$(377,883)

The following table summarizes the composition of income tax expense (benefit) (in thousands):

	Year ended December 31,
	2014	2013	2012
Current:
U.S. Federal	$18,149	$16,777	$17,693
U.S. State	2,220	8,162	3,148
Non-U.S.	14,633	9,125	13,218

Total current expense	35,002	34,064	34,059
Deferred:
U.S. Federal	(138,046)	(158,735)	(104,476)
U.S. State	(19,998)	(26,383)	(19,900)
Non-U.S.	(1,126)	(1,971)	(2,013)

Total deferred tax expense (benefit)	(159,170)	(187,089)	(126,389)

	(124,168)	(153,025)	(92,330)
Income tax expense (benefit) related to discontinued operations	2,863	(2,233)	55,493

Income tax expense (benefit) related to continuing operations	$(127,031)	$(150,792)	$(147,823)

The reconciliation of the U.S. federal statutory rate to the combined effective tax rate is as follows:

	Year ended December 31,
	2014(1)	2013(1)	2012(1)
Computed “expected” tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.4	1.7	3.8
Non-deductible items	(0.1)	(0.9)	(0.5)
Effect of international operations	(4.4)	(1.5)	0.1
Section 199 production deduction	0.8	0.2	0.5
Research and development credit	0.1	0.3	—
Goodwill impairment	—	(13.4)	—
Other, net	0.2	0.1	0.6

	35.0	21.5	39.5
Change in rate related to discontinued operations	0.1	(0.1)	(0.4)

Effective tax rate related to continuing operations	35.1%	21.4%	39.1%

(1)	The years ended December 31, 2014, 2013 and 2012 include a loss before income tax benefit. The combined effective income tax rates represent adjustments to the computed “expected” income tax benefit rate for the period. Therefore, negative percentages represent reductions to the income tax benefit rate.

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities consist of the following (in thousands):

	Year ended December 31,
	2014	2013
Deferred Tax Assets:
Non-U.S. tax credit	$76,320	$67,765
U.S. research and development tax credit	978	—
Net operating loss	100,772	67,229
Accounts receivable	(1,468)	9,377
Non-U.S. net operating loss carry forwards	36,904	23,259
Accrued liabilities	87,412	12,156
Deferred non-U.S. tax asset	43,864	48,223
Accrued interest	14,686	20,296
Disallowed interest carry forward	106,860	52,407
Unrealized foreign exchange currency loss, net	—	371
Inventory	9,717	2,124
Other	891	618

Total gross deferred tax assets	476,936	303,825
Less: valuation allowances	(82,299)	(55,944)

Net deferred tax assets	394,637	247,881

Deferred Tax Liabilities:
Intangible assets, amortizable	(384,485)	(447,286)
Intangible assets, indefinite-lived	(454,779)	(455,417)
Loan fees	(30,751)	(31,343)
U.S. tax on non-U.S. earnings	(256,039)	(190,665)
Deferred U.S. state tax liability	3,556	(831)
Unrealized foreign exchange currency gain, net	(19,883)	—
Depreciation	(56,865)	(70,870)
Other	(6,489)	(2,372)

Total gross deferred tax liabilities	(1,205,735)	(1,198,784)

Net deferred tax liability	(811,098)	(950,903)
Less: current deferred tax asset	(63,025)	(23,621)
Less: non-current deferred tax asset	(31,692)	(31,459)
Less: current deferred tax liability	113,658	2,199

Non-current deferred tax liability	$(792,157)	$(1,003,784)

The change in the balance sheet deferred tax accounts reflect deferred income tax benefit, the deferred tax impact of other comprehensive income items and purchase accounting adjustments.

At December 31, 2014, $219.2 million of U.S. federal net operating losses, $545.9 million of U.S. state net operating losses and $154.9 million of non-U.S. net operating losses were available for carry forward. In addition, non-U.S. unrealized tax credits of $78.6 million were recorded relating to the anticipated tax credits that will be available when non-U.S. earnings will be repatriated to the U.S. These non-U.S. unrealized tax credits are netted against the deferred tax liability for U.S. tax on non-U.S. earnings. Additionally, for U.S. federal income tax purposes, non-U.S. tax credit carry forwards of $76.3 million are available to be utilized once sufficient non-U.S. source income is recognized. The losses generally expire within a period of three to 20 years, with some non-U.S. losses available indefinitely. The non-U.S. tax credit expiration period is 10 years which will begin when the credits become realized. At December 31, 2014, we had valuation allowances of $36.7 million associated with U.S. state net operating losses and $45.6 million associated with non-U.S. loss carry forwards.

The net valuation allowance increased by $26.3 million in 2014 due primarily to uncertainty regarding the ability to utilize U.S. state net operating losses and non-U.S. operating losses. We believe that the remaining deferred income tax assets will be realized based on reversals of existing taxable temporary differences and expected repatriation of non-U.S. earnings to the U.S. Accordingly, we believe that no additional valuation allowances are necessary.

We provide tax reserves for U.S. federal, U.S. state, U.S. local and non-U.S. uncertain tax positions. The development of these tax positions requires subjective, critical estimates and judgments about tax matters, potential outcomes and timing. Although the outcome of open tax examinations is uncertain, in management’s opinion, adequate provisions for income taxes have been made for potential liabilities resulting from these reviews. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions, or changes in assumptions in future periods, are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

At December 31, 2014 and 2013, we had $33.3 million and $53.7 million, respectively, of unrecognized tax benefits that were classified as long-term liabilities, of which $26.2 million and $30.5 million, respectively, would favorably impact our effective tax rate, if recognized. The reconciliation of the allowance for uncertain tax positions is as follows (in thousands):

	December 31, 2014	December 31, 2013
Balance at beginning of year	$41,694	$33,634
Gross additions for tax positions of prior years	10,683	6,644
Gross reductions for tax positions of prior years	(18,331)	(1,488)
Gross additions on positions related to the current year	6,494	5,056
Reductions resulting from a lapse of the applicable statute of limitation	(724)	(2,152)

Balance at end of year	39,816	41,694
Accrued interest and penalties	8,341	11,988
ASU 2013-11 reclassification	(14,857)	—

Gross unrecognized income tax benefit	$33,300	$53,682

Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. We recognized a decrease of net interest and penalties in the combined statement of operations of approximately $3.6 million in 2014 comprised of an increase of $0.9 million associated with ongoing accruals and a decrease of $4.5 million associated with releases. In 2013, we recognized an increase of net interest and penalties in the combined statement of operations of approximately $1.2 million, comprised of an increase of $1.8 million associated with ongoing accruals and a decrease of $0.6 million associated with releases. Additionally, $8.3 million and $12.0 million of interest and penalties were recorded in the combined balance sheets as of December 31, 2014 and 2013, respectively.

We operate in multiple tax jurisdictions, both inside and outside the United States and are routinely under audit by U.S. federal, U.S. state and non-U.S. tax authorities. These reviews can involve complex matters that may require an extended period of time for resolution. Our U.S. federal income tax returns have been examined and settled through tax year ending November 3, 2011. We have ongoing audits in various U.S. state and U.S. local jurisdictions, as well as audits in various non-U.S. jurisdictions. In general, the tax years 2009 through 2013 remain open in the major taxing jurisdictions, with some U.S. state and non-U.S. jurisdictions remaining open longer as a result of net operating losses and longer statute of limitation periods.

It is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by $0.5 million. This decrease would result from the expiration of the statute of limitations and the completion of tax examinations in multiple jurisdictions.

Income taxes paid, net of income tax refunds, were $24.9 million, $36.3 million, and $28.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 9. Equity

The combined financial statements reflect the Parent’s equity investment in the Company as net parent investment in lieu of common stock, paid in capital and retained earnings.

NOTE 10. Incentive Compensation Plans

Equity-based compensation expense was recognized in the combined statements of operations as follows (in thousands):

	Year ended December 31,
	2014	2013	2012
Rental expenses	$106	$52	$2
Cost of sales	105	113	88
Selling, general and administrative expenses	3,822	2,760	1,979

Total equity-based compensation expense, net of tax	$4,033	$2,925	$2,069

There was no income tax impact associated with equity-based compensation during the years ended December 31, 2014, 2013 and 2012.

Retirement Plan

We sponsor The Acelity 401(k) Plan, or the “401(k) Plan”, a contributory retirement plan that is intended to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all of the salaried employees in the United States, including our named executive officers (other than Ms. Piccinini), are eligible to participate in the 401(k) Plan. Participants may contribute up to 25% of their eligible compensation, subject to annual limits imposed by the Code. At our discretion, we may make matching contributions, which are fully vested immediately. During the years ended December 31, 2014, 2013 and 2012 matching contributions charged to expense were approximately $13.3 million, $12.2 million, and $14.7 million, respectively.

Equity Based Plans

Profits Interest

On November 11, 2011, the Board of Directors of Chiron Holdings GP, Inc. (“Holdings GP”), in its capacity as general partner of Chiron Guernsey Holdings L.P. Inc. (the “Limited Partnership”), approved the Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan (the “Executive Plan”). The maximum aggregate number of interest units (“Profits Interest Units”) available for awards under the Executive Plan is 33,641,333, subject to adjustment as provided for in the plan. The vesting terms and expiration of each award shall be fixed by the general partner. The distribution threshold for awards granted under this plan is established by the general partner.

For incentive equity awards granted during the years ended December 31, 2014, 2013 and 2012, a portion of the awards granted vests incrementally over a period of four years. The remaining portion of awards granted during the years ended December 31, 2014, 2013 and 2012 vest at graduated levels upon the attainment of certain performance conditions established by the general partner. The performance conditions are based on achieving certain levels of multiple of invested capital and subject to the satisfaction of market conditions based upon the occurrence of a major liquidity event in the future. Subject to certain limitations, the weighted average distribution threshold (i.e., the amount of distributions that need to be made by the Limited Partnership with respect to each limited partnership unit individually prior to such Profits Interest Unit participating in the distributions of the Limited Partnership) for awards granted during the years ended December 31, 2014, 2013 and 2012 is $8.11, $7.40 and $5.00, respectively.

The weighted-average estimated fair value of time-based Profits Interest Units granted during the years ended December 31, 2014, 2013 and 2012, was $1.62, $2.30 and $1.33 per unit, respectively, using the Black-Scholes-Merton option pricing model. The weighted-average estimated fair value of performance-based Profits Interest Units granted during the years ended December 31, 2014, 2013 and 2012, was $1.42, $1.98 and $1.15 per unit, respectively, using the Black-Scholes-Merton option pricing model. A discount for lack of marketability was applied to the per unit fair value to reflect increased risk arising from the inability to readily sell the Profits Interest Units. The estimated fair values for these periods included the following weighted average assumptions for both the time-based and performance-based Profits Interest Units (annualized percentages):

	Year ended December 31,
	2014	2013	2012
Expected stock volatility	39.0%	43.0%	56.0%
Expected dividend yield	—	—	—
Risk-free interest rate	0.5%	0.6%	0.9%
Expected life (years)	2	3	4

The expected stock volatility is based on the Company’s historical volatility over the previous five year period, which is the expected holding period. This historical volatility was increased to incorporate the implied volatility associated with the Company’s increase in leverage from historical levels. The expected dividend yield is zero. The risk-free interest rate for the period was based on the U.S. Treasury yield curve in effect at the time of grant. The expected life is based on the estimated holding period until a major liquidity event.

A summary of our Profits Interest Unit (“PIU”) activity, and related information is set forth in the table below (in thousands, except weighted average grant date fair value):

	Time-based	Performance- based	Total	Weighted Average Grant Date Fair Value
PIU outstanding—December 31, 2013	8,562	7,922	16,484	$1.50
Granted	2,054	2,054	4,108	$1.52
Repurchased	(947)	—	(947)	$1.45
Forfeited/Expired	(1,698)	(3,123)	(4,821)	$1.75

PIU outstanding—December 31, 2014	7,971	6,853	14,824	$1.42

PIU exercisable as of December 31, 2014	4,583	—	4,583	$1.49

As of December 31, 2014, there was $4.1 million and $7.9 million of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested time-based and performance-based Profits Interest Units, respectively, granted under our plan subsequent to the Merger. The unrecognized compensation cost for the time-based awards is expected to be recognized over a weighted average period of 2.4 years. The unrecognized compensation cost of the performance-based awards is expected to be recognized as it becomes probable the market condition will be satisfied. There is no contractual term for the PIU agreements, however, with certain consent of the Limited Partnership and plan participants, the general partner may amend, alter, suspend, discontinue, or terminate the Executive Plan or any portion thereof at any time.

Appreciation Rights

On December 14, 2011, the Board of Directors of Holdings GP, in its capacity as general partner of the Limited Partnership, approved the Chiron Guernsey Holdings L.P. Inc. Appreciation Rights Plan (as amended from time to time, the “Appreciation Rights Plan”). The maximum aggregate number of Class A-2 interests (“Appreciation Rights”) in respect of which awards can be issued under the Appreciation Rights Plan is 4,172,000, subject to adjustment as provided for in the plan. The base price of units granted under this plan is established by the administrator (the compensation committee of the board of the general partner, or any committee or subcommittee thereof to which the compensation committee of the board delegates authority to administer the Appreciation Rights Plan) as of the date of grant, which may not be less than the fair market value of a Class A-2 interest as of the date of grant. The vesting terms and expiration of each award shall be fixed by the administrator.

For incentive equity awards granted during the years ended December 31, 2014, 2013 and 2012, a portion of the awards granted vest in full upon the earlier of a change in control of the Limited Partnership or the fourth anniversary of the date of grant. The remaining portion of awards granted in 2012 vest at graduated rates upon the attainment of certain performance metrics established by the administrator and subject to the satisfaction of certain market conditions based upon the occurrence of a major liquidity event in the future. Upon exercise or redemption of vested awards, employees generally receive a cash payment equal to the product of the excess, if any, of the fair market value of a Class A-2 interest at the time of exercise or redemption over the base price times the number of Class A-2 interests under the award.

The weighted-average estimated grant-date fair value of time-based Appreciation Rights granted during the years ended December 31, 2014, 2013 and 2012, was $1.66, $1.37 and $0.81 per unit, respectively, using the Black-Scholes-Merton option pricing model. The weighted-average estimated grant-date fair value of performance-based Appreciation Rights granted during the years ended December 31, 2014, 2013 and 2012, was $1.46, $1.35 and $0.81 per unit, respectively, using the Black-Scholes-Merton option pricing model. A discount for lack of marketability was applied to the per unit fair value to reflect increased risk arising from the inability to readily sell the Appreciation Rights. The estimated fair values for the years ended December 31, 2014, 2013 and 2012 included the following weighted average assumptions for both the time-based and performance-based Appreciation Rights (annualized percentages):

	Year ended December 31,
	2014	2013	2012
Expected stock volatility	39.0%	43.0%	56.0%
Expected dividend yield	—	—	—
Risk-free interest rate	0.5%	0.6%	0.9%
Expected life (years)	2	3	4

The expected stock volatility is based on the Company’s historical volatility over the previous five year period, which is the expected holding period. This historical volatility was increased to incorporate the implied volatility associated with the Company’s increase in leverage from historical levels. The expected dividend yield is zero. The risk-free interest rate for the period was based on the U.S. Treasury yield curve in effect at the time of grant. The expected life is based on the estimated holding period until a major liquidity event.

A summary of our Appreciation Rights activity, and related information, for the year ended December 31, 2014 is set forth in the table below (in thousands, except exercise price and contractual term):

	Time-based	Performance- based	Total	Weighted Average Base Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Appreciation Rights outstanding—December 31, 2013	787	787	1,574	$6.50	8.96
Granted	682	682	1,364	$7.95
Exercised	—	—	—	$—
Forfeited/Expired	(345)	(345)	(690)	$6.69

Appreciation Rights outstanding—December 31, 2014	1,124	1,124	2,248	$7.32	8.56	$—

Appreciation rights exercisable—December 31, 2014	—	—	—	$—	N/A	$—

As of December 31, 2014, there was $1.4 million and $1.8 million of total unrecognized compensation costs, net of estimated forfeitures, related to each of the non-vested time-based and performance-based Appreciation Rights granted, respectively, under our plan subsequent to the Merger. The unrecognized compensation cost for the time-based awards is expected to be recognized over a weighted average period of 2.7 years. The unrecognized compensation cost of the performance-based awards is expected to be recognized as it becomes probable the market condition will be satisfied.

NOTE 11. Other Comprehensive Income (loss)

The components of accumulated other comprehensive income are as follows (in thousands):

	Accumulated Foreign Currency Translation Adjustment	Unrealized Investment Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
Balances at January 1, 2012	$(5,841)	—	$(5,841)
Foreign currency translation adjustment, net of tax expense of $369	5,324	—	5,324

Balances at December 31, 2012	(517)	—	(517)
Foreign currency translation adjustment, net of tax benefit of $233	(3,867)	—	(3,867)
Unrealized investment gain, net of tax expense of $1,403 in 2013	—	2,241	2,241

Balances at December 31, 2013	(4,384)	2,241	(2,143)
Foreign currency translation adjustment, net of tax expense of $753	(5,690)	—	(5,690)
Unrealized investment loss, net of tax benefit	—	—	—
Reclassification of realized investment gain included in net loss, net of tax expense of $1,403 in 2014	—	(2,241)	(2,241)

Balances at December 31, 2014	$(10,074)	$—	$(10,074)

During 2013 and 2012, there were no reclassification adjustments out of accumulated other comprehensive income (loss) to net earnings (loss).

NOTE 12. Commitments and Contingencies

Legal Proceedings

Intellectual Property Litigation

As the owner and exclusive licensee of patents, from time to time, we are a party to proceedings challenging these patents, including challenges in U.S. federal courts, foreign courts, foreign patent offices and the U.S. Patent and Trademark Office. Additionally, from time to time, we are a party to litigation we initiate against others we contend infringe these patents, which often results in counterclaims regarding the validity of such patents. At other times, we are party to litigation initiated by others who contend we infringe their patents. It is not possible to reliably predict the outcome of the proceedings described below. However, if we are unable to effectively enforce our intellectual property rights, third parties may become more aggressive in the marketing of competitive products around the world.

In August 2013, Vital Needs International, L.P. (“Vital Needs”) filed a Demand for Arbitration with the American Arbitration Association seeking to recover in excess of $100 million in damages and legal fees against KCI entities based on a number of claims related to certain intellectual property rights sold by Vital Needs to KCI pursuant to a 2006 acquisition agreement. Vital Needs alleges, among other things, breach of the contract for failure to pay royalties on sales of KCI products. We do not believe any royalties are owed to Vital Needs for sales of KCI products, and we believe our defenses to Vital Needs’ claims are meritorious. The arbitration hearing took place in January 2015, and we are currently awaiting a decision from the panel, which is expected during the second quarter of 2015. It is not possible to predict the outcome of this arbitration, nor is it possible to estimate any damages that may be awarded if we are unsuccessful in the arbitration.

In September 2013, LifeNet Health (“LifeNet”) filed suit against LifeCell Corporation in the United States District Court for the Eastern District of Virginia, Norfolk Division. LifeNet alleges that two LifeCell products, Strattice and AlloDerm Ready to Use, infringe LifeNet’s U.S. Patent No. 6,569,200 (“the ‘200 Patent”). On November 18, 2014, a jury found that the ‘200 Patent was not invalid and was infringed and further awarded LifeNet a lump sum damages amount of $34.7 million As a result of this decision, we recorded a liability of $34.7 million in the fourth quarter of 2014. We disagree with the result at this stage in the litigation and believe that LifeCell’s defenses to the claims are meritorious. LifeCell will continue to vigorously assert its defenses during the post-trial and appeal stages of this litigation and intends to defend any further claims by LifeNet. If LifeCell’s post-verdict motions are denied, LifeCell plans to appeal to the U.S. Federal Circuit Court of Appeals in Washington D.C. on multiple grounds.

On June 30, 2014, KCI entered into a settlement agreement with Wake Forest University Health Sciences to fully and finally resolve the historical patent and royalty disputes between them relating to negative pressure wound therapy. As of December 31, 2014, the accompanying combined balance sheet included $82.7 million under the caption “accrued expenses and other” and $104.3 million under the caption “other non-current liabilities” representing the net present value of payments under the Settlement Agreement discounted using our incremental borrowing rate as the discount rate. As a result, we recorded patent settlement charges of $198.6 million in the second quarter of 2014 representing the net present value of payments under the Settlement Agreement, net of the $63.2 million previously existing accrual.

Products Liability Litigation

LifeCell Corporation is a defendant in approximately 354 lawsuits filed by individuals alleging personal injury and seeking monetary damages for failed hernia repair procedures using LifeCell’s AlloDerm products. These cases have been consolidated for case management purposes in Middlesex County, New Jersey. The trial court has issued a pre-trial order incorporating the bellwether practice of trying the claims of some plaintiffs to determine the likelihood of settlement or to avoid relitigating common issues in every case. Following limited discovery, the parties have each selected two bellwether cases from which one case to be tried will be selected.

Further discovery is proceeding on each of the four bellwether cases. Trial of the first bellwether case is currently scheduled for January 2016. Although it is not possible to reliably predict the outcome of the litigation, we believe that our defenses to these claims are meritorious and we will defend against these suits vigorously. Based on our existing insurance coverage and our defenses to these cases, we do not expect them to have a material impact on our results of operations or our financial position. As further fact discovery is proceeding in these cases, the plaintiffs have yet to set forth their alleged damages. As such, it is impossible to predict or estimate potential losses if our defenses to these cases are unsuccessful.

LifeCell Corporation has been named as a defendant in approximately 246 lawsuits in state and federal courts alleging personal injury and seeking monetary damages for failed gynecological procedures using a human tissue product processed by LifeCell and sold by one of LifeCell’s distributors, Boston Scientific, under the name Repliform. There are approximately 175 LifeCell cases filed in a consolidated docket in Middlesex County, Massachusetts. The cases are in the initial phase and no discovery has occurred. Three cases are pending in a multi-district federal case in West Virginia that is proceeding very slowly. The remaining cases are in Massachusetts, Delaware, Minnesota, and New York. None of these cases are proceeding at this time. We intend to defend these suits vigorously, and do not expect them to have a material impact on our results of operations or our financial position. As these cases are in their early stages it is not possible to predict or estimate potential losses if our defenses to these cases are unsuccessful.

Other Litigation

In 2009, KCI received a subpoena from the U.S. Department of Health and Human Services Office of Inspector General (“OIG”) seeking records regarding our billing practices under the local coverage policies of the four regional Durable Medical Equipment Medicare Administrative Contractors (“DME MACs”). KCI cooperated with the OIG’s inquiry and provided substantial documentation to the OIG and the U.S. Attorneys’ office in response to its request. The government’s inquiry stemmed from the filing under seal of two 2008 qui tam actions against KCI by two former employees in the U.S. District Court, Central District of California, Western Division. These cases are captioned United States of America, ex rel. Steven J. Hartpence v. Kinetic Concepts, Inc. et al, and United States of America, ex rel. Geraldine Godecke v. Kinetic Concepts, Inc., et al. The complaints contend that KCI violated the Federal False Claims Act by billing in a manner that was not consistent with the Local Coverage Determinations issued by the DME MACs and seek recovery of monetary damages. Following the completion of the government’s review and its decision declining to intervene in such suits, the live pleadings were ordered unsealed in 2011. After reviewing the allegations, KCI filed motions seeking the dismissal of the suits on multiple grounds. In 2012, the Court granted KCI’s motions dismissing all of the claims under the False Claims Act. The cases are on appeal in the U.S. Court of Appeals for the Ninth Circuit and oral argument was in July 2014 before a 3 member panel. On January 16, 2015, the Ninth Circuit entered an order scheduling oral argument en banc before the U.S. Court of Appeals for the Ninth Circuit which is currently scheduled for March 17, 2015. We believe that our defenses to the claims in the Hartpence and Goedecke cases are meritorious and that we have no liability under the False Claims Act for their allegations. However, it is not possible to predict the outcome of this litigation nor is it possible to estimate any damages that may be awarded if we are unsuccessful in the litigation.

We are a party to several additional lawsuits arising in the ordinary course of our business. Additionally, the manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. We maintain multiple layers of product liability insurance coverage and we believe these policies and the amounts of coverage are appropriate and adequate.

Other Commitments and Contingencies

As a healthcare supplier, we are subject to extensive government regulation, including laws and regulations directed at ascertaining the appropriateness of reimbursement, preventing fraud and abuse and otherwise regulating reimbursement under various government programs. The marketing, billing, documenting and other practices are all subject to government oversight and review. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by us for payment of services rendered to customers.

We also are subject to routine pre-payment and post-payment audits of durable medical equipment (“DME”) claims submitted to Medicare Part B. These audits typically involve a complex medical review, by Medicare or its designated contractors and representatives, of documentation supporting the therapy provided by us. While Medicare requires us to obtain a comprehensive physician order prior to providing products and services, we are not required to obtain the written medical record in advance of therapy as long as the underlying medical records reported to us support the coverage criteria and medical necessity information included in such claim. Following a Medicare request for supporting documentation, we are obligated to procure and submit the underlying medical records retained by various clinical providers, medical facilities and prescribers. Obtaining these medical records in connection with a claims audit may be challenging and, in any event, all of these records are subject to further examination, interpretation and dispute by an auditing authority. Under standard Medicare procedures, we are entitled to demonstrate the sufficiency of documentation and the establishment of medical necessity, and we have the right to appeal any adverse determinations. If a determination is made that our records or the patients’ medical records are insufficient to meet medical necessity or Medicare reimbursement requirements for the claims, we could be subject to denial or overpayment demands for claims submitted for Medicare reimbursement. In the rare event that an audit results in major discrepancies of claims records which lacked proof of medical necessity, Medicare may be entitled to take additional corrective measures, including: extrapolation of the results of the audit across a wider population of claims, submitting recoupment demands for claims other than those examined in the audit, or placing the organization on a full prepayment review. These audits have increased over the last two years from being negligible to approximately 10% of our claims. While eventually receiving payment on a high percent of the claims subject to these audits, payment timeliness may range from a few months up to a year resulting in increasing Medicare accounts receivable balances.

As of December 31, 2014, our commitments for the purchase of new product inventory were $50.6 million. We expect the total inventory commitments at December 31, 2014 to occur in 2015.

NOTE 13. Related Party Transactions

Services Agreements and Merger Related Fees

On November 4, 2011, in connection with the Merger, entities affiliated with the Sponsors (the “Managers”) entered into services agreements and material event services agreements with KCI and LifeCell or, in certain cases, their affiliates (the “Services Agreements”), pursuant to which the Managers will provide strategic and consulting services, including financing and strategic business planning and analysis services, to KCI, LifeCell and/or their subsidiaries, parent entities and controlled affiliates. Pursuant to the Services Agreements, the Managers are entitled to receive an annual service fee, as well as certain fees for specified material events, including sales of KCI or LifeCell and refinancings. Upon a refinancing, the Managers would be entitled to a fee equal to one percent of the aggregate funds raised from any source in connection with such refinancing and upon an exit event, which would include an initial public offering, a liquidation of the Company or other change in control transactions, the Managers are also entitled to receive a transaction fee equal to three percent of the Managers’ invested capital. The Managers will also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with the provision of services pursuant to the Services Agreements. The Services Agreements will continue indefinitely unless terminated by the consent of all the parties thereto. However, the Services Agreements will terminate automatically upon an initial public offering of KCI, LifeCell or one of their subsidiaries, parent entities or controlled affiliates, unless KCI or LifeCell or, in certain cases, an affiliate of KCI or LifeCell, as applicable, elects by prior written notice to continue the Services Agreements. The Services Agreements may also terminate upon certain change of control events involving KCI or LifeCell. On November 4, 2011, the Managers also entered into an indemnification agreement with the Company and its parent entities (the “Indemnification Agreement”). The Indemnification Agreement contains customary exculpation and indemnification provisions in favor of the Managers and certain of their affiliates. During the years ended December 31, 2014, 2013 and 2012, we paid service fees of $5.1 million, $8.7 million and $5.1 million, respectively, to the Managers. We expect to pay approximately $5.1 million in service fees to the Managers during each of the years ended December 2015 through the term of the agreements.

Management Investment

Subsequent to the Merger, Messrs. Ball, Bibb, Busenlehner and Woody have each entered into subscription agreements with Guernsey Holdings and GP, pursuant to which each individual agreed to subscribe for and acquire from Guernsey Holdings Class A-2 Units of Guernsey Holdings (each, a “Subscription”). In connection with the Subscription, each individual became a party to the limited partnership agreement of Guernsey Holdings as a limited partner of Guernsey Holdings.

Indemnification Agreement

On November 4, 2011, the Managers also entered into an indemnification agreement with the Company and its parent entities (the “Indemnification Agreement”). The Indemnification Agreement contains customary exculpation and indemnification provisions in favor of the Managers and certain of their affiliates.

NOTE 14. Segment and Geographic Information

The Company is engaged in the rental and sale of advanced wound therapeutics and regenerative medicine products in over 75 countries worldwide through direct sales and indirect operations. We have two reportable operating segments which correspond to our two businesses: Advanced Wound Therapeutics (“AWT”) and Regenerative Medicine. Our AWT business is conducted by KCI and its subsidiaries, including Systagenix, while our Regenerative Medicine business is conducted by LifeCell and its subsidiaries. In most countries where we operate, certain aspects of our two businesses are supported by the same administrative staff, systems and infrastructure and, as such, we have allocated these costs between the businesses based on allocation methods including headcount, revenue and other methods as deemed appropriate. We measure segment profit (loss) as operating earnings (loss), which is defined as income (loss) before interest and other income, interest expense, foreign currency gains and losses, derivative instruments gains and losses and income taxes. All intercompany transactions are eliminated in computing revenue and operating earnings (loss).

On November 8, 2012, Getinge purchased certain assets and assumed certain liabilities comprising KCI’s TSS business. The historical results of operations of the TSS business, excluding the allocation of general corporate overhead, are reported as discontinued operations in the combined statements of operations. Discontinued operations amounts related to TSS also exclude incremental expenses related to our transition services agreement with Getinge and the service fee payable by Getinge under the transition services agreement.

Information on segments and a reconciliation of combined totals are as follows (in thousands):

	Year ended December 31,
	2014	2013	2012
Revenue:
Advanced Wound Therapeutics	$1,420,278	$1,287,387	$1,312,258
Regenerative Medicine	428,089	442,174	417,245
Other operations(1)	17,972	3,340	—

Total revenue	$1,866,339	$1,732,901	$1,729,503

Operating earnings (loss):
Advanced Wound Therapeutics(2)	$455,666	$443,850	$398,066
Regenerative Medicine	132,904	125,112	109,931
Other operations(1)	2,443	637	—
Non-allocated costs:
General headquarter expense(3)	(9,516)	(55,044)	(19,928)
Equity-based compensation	(4,033)	(2,925)	(2,069)
Business optimization and transaction-related expenses(4)	(150,125)	(144,253)	(101,191)
Acquired intangible asset amortization(5)	(194,433)	(188,571)	(220,984)
Wake Forest settlement	(198,578)	—	—
Impairment of goodwill and intangible assets(6)	—	(443,400)	—

Total non-allocated costs	(556,685)	(834,193)	(344,172)

Total operating earnings (loss)	$34,328	$(264,594)	$163,825

(1)	Represents contract manufacturing operations conducted at our manufacturing facility in Gargrave, England for the period subsequent to our acquisition of Systagenix as discussed in Note 2.
(2)	2013 includes write-offs of $16.7 million of other intangible assets due primarily to the discontinuation of certain AWT projects. 2012 includes $22.1 million of impairment charges associated with certain production equipment at our Athlone manufacturing plant and inventory associated with our V.A.C.Via product.
(3)	2013 includes a $30.6 million fixed asset impairment charge.
(4)	Represents restructuring-related expenses associated with our business optimization initiatives as well as management fees and costs associated with acquisition, disposition and financing activities.
(5)	Represents amortization of acquired intangible assets related to our Merger in November 2011 and our acquisition of Systagenix in October 2013.
(6)	During 2013, we recorded a $272.2 million impairment of goodwill and a $171.2 million impairment of indefinite-lived intangible assets related to our Regenerative Medicine reporting unit. These amounts have been excluded from Regenerative Medicine operating earnings as management excludes these charges from operating earnings when making operating decisions about the business.

	Year ended December 31,
	2014	2013	2012
Depreciation and other amortization:
Advanced Wound Therapeutics	$231,296	$261,348	$324,945
Regenerative Medicine	70,882	68,514	70,730
Other	1,727	6,097	40,695

	$303,905	$335,959	$436,370

Significant non-cash expense other than depreciation and amortization expense includes the Merger and acquisition-related periodic recognition of cost of sales associated with the application of purchase accounting adjustments to step-up the value of inventory. For the years ended December 31, 2014 and 2013, we recognized $6.7 million and $3.2 million, respectively, in related cost of sales for Advanced Wound Therapeutics related to our acquisition of Systagenix. For the year ended December 31, 2012, we recognized $5.7 million and $19.7 million, respectively, in Merger-related cost of sales for Advanced Wound Therapeutics and Regenerative Medicine.

Advanced Wound Therapeutics and Regenerative Medicine assets are primarily accounts receivable, inventories, goodwill, intangible assets and net property, plant and equipment generally identifiable by product. Other assets include assets related to our divestiture and assets not specifically identifiable to a product, such as cash, deferred income taxes, prepaid expenses, net debt issuance costs and other non-current assets. Information on segment assets are as follows (in thousands):

	Year ended December 31,
	2014	2013	2012
Total assets:
Advanced Wound Therapeutics	$5,070,845	$5,274,625	$4,966,687
Regenerative Medicine	1,539,057	1,574,315	2,039,137
Other	390,811	423,705	568,940

	$7,000,713	$7,272,645	$7,574,764

Advanced Wound Therapeutics and Regenerative Medicine gross capital expenditures primarily relate to manufactured rental assets, manufacturing equipment, and computer hardware and software identifiable by product. Other capital expenditures include those related to our TSS business which was sold in November 2012 and those not specifically identifiable to a product, such as the purchase of land and the construction of our global headquarters building, leasehold improvements, and computer hardware and software. The following table contains information on gross capital expenditures (in thousands):

	Year ended December 31,
	2014	2013	2012
Gross capital expenditures:
Advanced Wound Therapeutics	$21,517	$36,910	$15,731
Regenerative Medicine	7,057	17,862	26,240
Other	38,010	26,139	49,596

	$66,584	$80,911	$91,567

Revenues are attributed to countries based on the location of our entity providing the products or services. Information on the geographical location of select financial information is as follows (in thousands):

	Year ended December 31,
	2014	2013	2012
Geographic location of revenue(1):
Domestic	$—	$—	$—
United States	1,329,306	1,321,517	1,335,043
Other foreign	537,033	411,384	394,460

Total revenue	$1,866,339	$1,732,901	$1,729,503

	Year ended December 31,
	2014	2013	2012
Geographic location of long-lived assets(1):
Domestic	$—	$—	$—
United States	198,754	224,789	287,700
Other foreign	89,294	108,936	100,782

Total long-lived assets	$288,048	$333,725	$388,482

(1)	Long-lived assets exclude intangible assets.

NOTE 15. Quarterly Financial Data (unaudited)

The unaudited combined results of operations by quarter are summarized below (in thousands):

	Year Ended December 31, 2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$442,635	$459,178	$481,793	$482,733
Gross profit	$276,596	$293,207	$314,413	$325,998
Operating earnings (loss)	$32,805	$(142,123)	$88,347	$55,299
Loss from continuing operations	$(47,060)	$(153,823)	$(3,235)	$(30,928)
Earnings from discontinued operations	$677	$1,106	$1,398	$1,392
Net loss	$(46,383)	$(152,717)	$(1,837)	$(29,536)

	Year Ended December 31, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$411,366	$426,193	$432,960	$462,382
Gross profit	$260,540	$280,060	$285,082	$301,873
Operating earnings (loss)	$36,536	$11,456	$(370,355)	$57,769
Loss from continuing operations	$(42,753)	$(61,747)	$(398,607)	$(51,984)
Earnings from discontinued operations	$(2,034)	$(828)	$46	$(751)
Net loss	$(44,787)	$(62,575)	$(398,561)	$(52,735)

Schedule II

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Valuation and Qualifying Accounts

Three Years ended December 31, 2014

(in thousands)

Description	Balances at January 1, 2012	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions	Balances at December 31, 2012
Accounts receivable realization reserves	$21,151	$5,318	$124,616	(1)	$74,547	$76,538

Inventory reserve	$1,974	$22,287	$—		$14,361	$9,900

Deferred tax asset valuation allowance	$18,247	$1,025	$—		$—	$19,272

Description	Balances at January 1, 2013	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions	Balances at December 31, 2013
Accounts receivable realization reserves	$76,538	$3,968	$70,472	(1)	$74,864	$76,114

Inventory reserve	$9,900	$11,662	$—		$11,274	$10,288

Deferred tax asset valuation allowance	$19,272	$29,064	$7,608		$—	$55,944

Description	Balances at January 1, 2014	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balances at December 31, 2014
Accounts receivable realization reserves	$76,114	$10,801	$67,122	$79,490	$74,547

Inventory reserve	$10,288	$25,484	$—	$19,802	$15,970

Deferred tax asset valuation allowance	$55,944	$26,355	$—	$—	$82,299

(1)	Additions to the accounts receivable realization reserves charged to other accounts reflect the net increase in revenue reserves to allow for expected credit memos, canceled transactions and uncollectible items where collectibility is not reasonably assured in accordance with the provisions of the “Revenue Recognition” Topic of the FASB Accounting Standards Codification.

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Condensed Combined Balance Sheets

(in thousands)

	June 30, 2015	December 31, 2014
	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$140,754	$183,143
Accounts receivable, net	371,295	370,483
Inventories, net	184,118	178,222
Deferred income taxes	51,166	63,025
Prepaid expenses and other	32,145	27,563

Total current assets	779,478	822,436

Net property, plant and equipment	278,126	288,048
Debt issuance costs, net	66,044	77,896
Deferred income taxes	30,584	31,692
Goodwill	3,378,298	3,378,298
Identifiable intangible assets, net	2,312,809	2,397,251
Other non-current assets	4,686	4,694

	$6,850,025	$7,000,315

Liabilities and Equity:
Current liabilities:
Accounts payable	$48,073	$51,827
Accrued expenses and other	340,327	343,497
Current installments of long-term debt	25,382	25,721
Income taxes payable	4,661	1,305
Deferred income taxes	45,013	113,658

Total current liabilities	463,456	536,008

Long-term debt, net of current installments and discount	4,812,089	4,815,290
Non-current tax liabilities	34,336	33,300
Deferred income taxes	819,537	792,157
Other non-current liabilities	84,697	163,258

Total liabilities	6,214,115	6,340,013
Equity:
Net parent investment	648,120	670,376
Accumulated other comprehensive loss, net	(12,210)	(10,074)

Total parent equity	635,910	660,302

	$6,850,025	$7,000,315

See accompanying notes to condensed combined financial statements.

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Condensed Combined Statements of Operations

(in thousands)

(unaudited)

	Six months ended June 30,
	2015	2014
Revenue:
Rental	$353,236	$338,606
Sales	552,459	563,207

Total revenue	905,695	901,813

Rental expenses	156,047	170,538
Cost of sales	148,923	161,472

Gross profit	600,725	569,803

Selling, general and administrative expenses	306,757	345,377
Research and development expenses	29,069	35,723
Acquired intangible asset amortization	90,589	99,443
Wake Forest settlement	—	198,578

Operating earnings (loss)	174,310	(109,318)

Interest income and other	214	222
Interest expense	(212,100)	(204,000)
Foreign currency gain	12,601	4,088
Derivative instruments loss	(4,267)	(4,300)

Loss from continuing operations before income tax benefit	(29,242)	(313,308)
Income tax benefit	(7,080)	(112,425)

Loss from continuing operations	(22,162)	(200,883)
Earnings from discontinued operations, net of tax	—	1,783

Net loss	$(22,162)	$(199,100)

See accompanying notes to condensed combined financial statements.

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Condensed Combined Statements of Comprehensive Loss

(in thousands)

(unaudited)

	Six months ended June 30,
	2015	2014
Net loss	$(22,162)	$(199,100)
Unrealized investment gain, net of tax benefit of $1 in 2014	—	(2)
Foreign currency translation adjustment, net of tax expense of $952 in 2015 and $502 in 2014	(2,136)	187

Total comprehensive loss	$(24,298)	$(198,915)

See accompanying notes to condensed combined financial statements.

Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries

Condensed Combined Statements of Cash Flows

(in thousands)

(unaudited)

	Six months ended June 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(22,162)	$(199,100)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Amortization of debt issuance costs and discount	20,311	19,409
Depreciation and other amortization	132,334	160,528
Amortization of fair value step-up in inventory	—	6,680
Provision for bad debt	3,266	8,239
Equity-based compensation expense	1,305	2,103
Deferred income tax benefit	(30,224)	(141,532)
Unrealized gain on derivative instruments	(3,078)	(3,785)
Unrealized gain on foreign currency	(16,683)	(3,104)
Change in assets and liabilities:
Decrease (increase) in accounts receivable, net	(968)	27,186
Increase in inventories, net	(10,856)	(10,881)
Decrease (increase) in prepaid expenses and other	(4,685)	9,765
Increase (decrease) in accounts payable	(3,533)	4,412
Increase (decrease) in accrued expenses and other	(76,509)	180,751
Increase in tax liabilities, net	6,213	707

Net cash provided (used) by operating activities	(5,269)	61,378

Cash flows from investing activities:
Additions to property, plant and equipment	(29,574)	(28,382)
Increase in inventory to be converted into equipment for short-term rental	(4,144)	(4,121)
Dispositions of property, plant and equipment	1,265	532
Businesses acquired in purchase transactions, net of cash acquired	(2,948)	(4,613)
Increase in identifiable intangible assets and other non-current assets	(3,646)	(4,230)

Net cash used by investing activities	(39,047)	(40,814)

Cash flows from financing activities:
Distribution to parent	(55)	—
Settlement of profits interest units	(1,348)	(1,416)
Proceeds from revolving credit facility	30,000	—
Repayments of long-term debt and capital lease obligations	(15,389)	(13,271)
Debt issuance costs	(6,256)	—

Net cash provided (used) by financing activities	6,952	(14,687)

Effect of exchange rate changes on cash and cash equivalents	(5,025)	841

Net increase (decrease) in cash and cash equivalents	(42,389)	6,718
Cash and cash equivalents, beginning of period	183,143	206,551

Cash and cash equivalents, end of period	$140,754	$213,269

See accompanying notes to condensed combined financial statements

Notes to Condensed Combined Financial Statements

NOTE 1. Summary of Significant Accounting Policies

(a) Basis of Presentation and Organization

The accompanying condensed combined financial statements include the accounts and operations of Chiron Topco, Inc. and subsidiaries (“Topco”) and LifeCell Corporation and subsidiaries (“LifeCell”), (collectively, Acelity Holdings, Inc. or “AHI”), each a wholly owned subsidiary of Acelity L.P. Inc. (“Acelity” or “Parent”). All references to the Notes to Combined Financial Statements of “AHI,” the “Company,” or similar terms refer to Acelity Holdings, Inc. and its combined entities. All intercompany balances and transactions between the legal entities that comprise AHI have been eliminated. These condensed combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP” or “the Codification”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information necessary for a fair presentation of results of operations, financial position and cash flows in conformity with GAAP. Operating results from interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. The condensed combined financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of our results for the interim periods presented.

On October 29, 2014, LifeCell entered into an agreement with Novadaq® Technologies Inc. (“Novadaq”) to transfer all marketing and distribution rights to the SPY® Elite System from LifeCell to Novadaq, effective November 30, 2014. In connection with the transfer, the parties agreed to terminate various distribution agreements entered into between 2010 and 2011. The results of the operations subject to the agreement, excluding the allocation of general corporate overhead, are presented as discontinued operations in the condensed combined statements of operations for all periods presented.

The Company has two reportable operating segments: Advanced Wound Therapeutics and Regenerative Medicine. We have two primary geographic regions: the Americas, which is comprised principally of the United States and includes Canada, Puerto Rico and Latin America; and EMEA/APAC, which is comprised of Europe, the Middle East, Africa and the Asia Pacific region.

The condensed combined financial statements included herein may not be indicative of the Company’s financial position, results of operations and cash flows in the future, and also may not be indicative of the financial position, results of operations and cash flows had the Company been a separate, stand-alone entity during the periods presented.

The condensed combined financial statements reflect the Parent’s equity investment in the Company as net parent investment in lieu of common stock, paid in capital and retained earnings.

(b) Derivative Financial Instruments and Fair Value Measurements

We use derivative financial instruments to manage the economic impact of fluctuations in interest rates. We do not use financial instruments for speculative or trading purposes. Periodically, we enter into interest rate protection agreements to modify the interest characteristics of our outstanding debt. Our interest rate derivatives have not been designated as hedging instruments, and as such, we recognize the fair value of these instruments as an asset or liability with income or expense recognized in the current period.

We also periodically use derivative financial instruments to manage the economic impact of fluctuations in currency exchange rates on our intercompany balances and corresponding cash flows and to manage our transactional currency exposures when our foreign subsidiaries enter into transactions denominated in currencies other than their local currency. We enter into foreign currency exchange contracts to manage these economic risks. These contracts are not designated as hedges; and as such, we recognize the fair value of these instruments as an asset or liability with income or expense recognized in the current period. Although we use master netting agreements with our derivative counterparties, we do not offset derivative asset and liability positions in the condensed combined balance sheets.

All derivative instruments are recorded on the balance sheets at fair value. The fair values of our interest rate derivatives and foreign currency exchange contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly-quoted markets, which represent level 2 inputs as defined by the Codification.

(c) Concentration of Credit Risk

We have a concentration of credit risk with financial institutions related to our derivative instruments. As of June 30, 2015, Morgan Stanley, UBS and HSBC were the counterparties on our interest rate protection agreements consisting of interest rate swap agreements in notional amounts totaling $481.7 million each. We use master netting agreements with our derivative counterparties to reduce our risk and use multiple counterparties to reduce our concentration of credit risk.

We maintain cash and cash equivalents with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits bear minimal credit risk as they are maintained at financial institutions of reputable credit and generally may be redeemed upon demand.

(d) Recently Adopted Accounting Standards

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. ASU No. 2014-08 changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations—that is, a major effect on the organization’s operations and financial results should be presented as discontinued operations. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. Additionally, the ASU requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The Company adopted this update effective January 1, 2015. We do not anticipate that it will have a material effect on our results of operations, financial position or disclosures.

(e) Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment”, and intangible assets within the scope of Topic 350, “Intangibles-Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. In July 2015, the FASB voted to defer the effective date of this ASU by one year. As a result, the amendments in ASU 2014-09 are effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Entities would be permitted to adopt this ASU as early as the original public entity effective date, which was annual reporting periods beginning after December 15, 2016 and interim periods therein. Early adoption prior to that date would not be permitted. The Company is evaluating ASU No. 2014-09 to determine if it will have a material effect on our results of operations, financial position or disclosures.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40).” The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company is evaluating this update, however we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement -Extraordinary and Unusual Items (Subtopic 225-20).” The objective of this ASU is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early application is permitted. The Company is evaluating this update, however we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

On February 18, 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” This update provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early application is permitted. The Company is evaluating this update, however we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In April 2015, the FASB issued ASU 2015-03, “Interest—Imputation of Interest (Subtopic 835-30)” The objective of this ASU is to simplify the presentation of debt issuance costs in the balance sheet by requiring the presentation of debt issuance costs as a deduction from the carrying amount of the related debt liability instead of a deferred charge. The standard will be effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. As of June 30, 2015, the Company had $66.0 million of unamortized debt issuance costs recorded as a deferred charge.

(f) Other Significant Accounting Policies

For further information on our significant accounting policies, see Note 1 of the notes to the combined financial statements included herein.

NOTE 2. Acquisitions and Divestitures

Acquisitions

There were no significant acquisitions during the six months ended June 30, 2015.

Divestitures

SPY® Elite System

On October 29, 2014, LifeCell Corporation entered into an agreement with Novadaq® Technologies Inc. (“Novadaq”) to transfer all marketing and distribution rights to the SPY® Elite System from LifeCell to Novadaq, effective November 30, 2014.

The operating results of the SPY® Elite System product portfolio included in discontinued operations are as follows (in thousands):

Six months ended June 30,
2014
Revenue	$10,897
Earnings before income taxes	$2,899
Income tax expense	$1,116
Earnings from discontinued operations, net of tax	$1,783

NOTE 3. Supplemental Balance Sheet Data

(a) Accounts Receivable, net

Accounts receivable consist of the following (in thousands):

	June 30, 2015	December 31, 2014
Gross trade accounts receivable:
Billed trade accounts receivable	$397,522	$396,329
Unbilled receivables	35,294	39,293
Less: Allowance for revenue adjustments	(62,839)	(61,460)

Gross trade accounts receivable	369,977	374,162
Less: Allowance for bad debt	(11,336)	(13,087)

Net trade accounts receivable	358,641	361,075
Other receivables	12,654	9,408

	$371,295	$370,483

(b) Inventories, net

Inventories consist of the following (in thousands):

	June 30, 2015	December 31, 2014
Finished goods and tissue available for distribution	$133,966	$127,253
Goods and tissue in-process	10,318	6,887
Raw materials, supplies, parts and unprocessed tissue	69,757	67,567

	214,041	201,707
Less: Amounts expected to be converted into equipment for short-term rental	(11,659)	(7,515)
Reserve for excess and obsolete inventory	(18,264)	(15,970)

	$184,118	$178,222

NOTE 4. Long-Term Debt

Long-term debt consists of the following (in thousands):

	June 30, 2015	December 31, 2014
Senior Revolving Credit Facility—due 2016	$30,000	$—
Senior Dollar Term E-1 Credit Facility—due 2018	1,917,508	1,927,241
Senior Euro Term E-1 Credit Facility—due 2018	268,867	293,746
Senior Term E-2 Credit Facility—due 2016	313,758	315,351
10.5% Second Lien Senior Secured Notes due 2018	1,750,000	1,750,000
12.5% Senior Unsecured Notes due 2019	612,000	612,000
3.25% Convertible Senior Notes due 2015	—	101

Notional amount of debt	4,892,133	4,898,439

Senior Dollar Term E-1 Credit Facility Discount, net of accretion	(24,971)	(24,241)
Senior Euro Term E-1 Credit Facility Discount, net of accretion	(6,425)	(7,376)
Senior Term E-2 Credit Facility Discount, net of accretion	(2,792)	(2,955)
Second Lien Senior Secured Notes Discount, net of accretion	(18,028)	(20,205)
Senior Unsecured Notes Discount, net of accretion	(2,446)	(2,651)

Net discount on debt	(54,662)	(57,428)

Total debt, net of discount	4,837,471	4,841,011
Less: Current installments	(25,382)	(25,721)

	$4,812,089	$4,815,290

Senior Secured Credit Facility

Our senior secured credit facility (the “Senior Secured Credit Facility”) includes a $200 million revolving credit facility (the “Revolving Credit Facility”). Amounts available under the Revolving Credit Facility are available for borrowing and reborrowing until maturity. At June 30, 2015, $30.0 million revolving credit loans were outstanding, while at December 31, 2014, no revolving credit loans were outstanding and we had outstanding letters of credit issued by banks which are party to the Senior Secured Credit Facility of $38.0 million and $39.0 million, respectively. The $30 million borrowing under the Revolving Credit Facility was repaid in July 2015 using cash from operations. In addition, we had $8.9 million and $11.4 million of letters of credit issued by a bank not party to the Senior Secured Credit Facility as of June 30, 2015 and December 31, 2014, respectively. The capacity of the Revolving Credit Facility is reduced for the $38.0 million and $39.0 million of letters of credit issued by banks which are party to the Senior Secured Credit Facility as of June 30, 2015 and December 31, 2014, respectively. The resulting availability under the Revolving Credit Facility was $132.0 million and $161.0 million at June 30, 2015 and December 31, 2014, respectively. Commitment fees accrue at a rate of 0.50% on the amounts available under the Revolving Credit Facility.

Interest. On March 10, 2015, we entered into Amendment No. 6 to our Senior Secured Credit Facility (“Amendment No. 6”). In connection with Amendment No. 6, certain applicable rates were modified so that (i) Dollar Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.50% or an adjusted base rate plus 2.50%, (ii) Euro Term E-1 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.75% or an adjusted base rate plus 2.75%, and (iii) Term E-2 Loans bear interest at a rate equal to, at KCI’s election, a Eurocurrency rate plus 3.00% or an adjusted base rate plus 2.00%. The Eurocurrency rate shall be subject to a floor of 1.00%, and the adjusted base rate shall be subject to a floor of 2.00%.

Covenants

As a result of Amendment No. 6, the financial covenants were amended to remove the interest coverage ratio in its entirety and to set the total leverage ratio for any test period to be no greater than 8.25:1.00. In addition, certain other covenants were amended, including with respect to the incurrence of incremental facilities and asset sales. As of June 30, 2015, we were in compliance with all covenants under our credit agreement and indentures.

For further information on our long-term debt, see Note 5 of the notes to the combined financial statements of Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries for the year ended December 31, 2014 included in this prospectus.

NOTE 5. Derivative Financial Instruments and Fair Value Measurements

We are exposed to credit loss in the event of nonperformance by counterparties to the extent of the fair values of the outstanding interest rate swap agreements, interest rate cap agreements and foreign currency exchange contracts, but we do not anticipate nonperformance by any of the counterparties. All derivative instruments are recorded on the balance sheets at fair value. We do not use financial instruments for speculative or trading purposes.

Interest Rate Protection

At June 30, 2015 and December 31, 2014, we were party to three interest rate swap agreements which are used to convert a portion of our outstanding variable rate debt to a fixed rate basis. These agreements have not been designated as hedging instruments, and as such, we recognize the fair value of these instruments as an asset or liability with income or expense recognized in the current period. The interest rate swap agreements have receive rates based on the higher of three-month USD LIBOR or 1.25% and pay rates based on fixed rates. Quarterly payments under the interest rate swap agreements are due on the last day of March, June, September and December. The aggregate notional amount decreases quarterly by amounts ranging from $1.7 million to $56.4 million until maturity.

The following table summarizes our interest rate swap agreements (dollars in thousands):

Effective Dates	Outstanding Notional Amount	Fixed Interest Rate
12/31/13-12/31/16	$481,667	2.256%
12/31/13-12/31/16	$481,667	2.249%
12/31/13-12/31/16	$481,667	2.250%

Foreign Currency Exchange Rate Mitigation

At June 30, 2015 and December 31, 2014, we had no outstanding foreign currency exchange contracts.

Fair Value Measurements

The Codification defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. The Fair Value Measurements and Disclosure topic of the Codification establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and long-term obligations, excluding our borrowings under our Senior Secured Credit Facility and fixed rate long-term debt, approximates fair value. The fair value of our borrowings under our Senior

Secured Credit Facility and fixed rate long-term debt as determined using Level 2 inputs was $2.536 billion and $2.520 billion, respectively, at June 30, 2015. The fair value of our borrowings under our Senior Secured Credit Facility and fixed rate long-term debt was $2.501 billion and $2.584 billion, respectively, at December 31, 2014. The fair value of our long-term debt was estimated based upon open-market trades at or near period end.

All of our derivatives, as of the reporting date, use inputs considered as Level 2. The interest rate swap agreements are valued using a discounted cash flow model that takes into account the present value of the expected future cash flows under the terms of the agreements by using market information available as of the reporting date, including prevailing interest rates and related forward interest rate curves.

The following table sets forth the location and aggregate fair value amounts of all derivative instruments with credit-related contingent features (in thousands):

	Asset Derivatives			Liability Derivatives
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
		June 30, 2015	December 31, 2014		June 30, 2015	December 31, 2014
Derivatives not designated as hedging instruments
Interest rate swap agreements	Prepaid expenses and other	$—	$—	Accrued expenses and other	$13,515	$13,936
Interest rate swap agreements	Other non-current assets	—	—	Other non-current liabilities	5,410	8,067

Total derivatives		$—	$—		$18,925	$22,003

The following table summarizes the amount of gain (loss) on derivatives not designated as hedging instruments (dollars in thousands):

	Six months ended June 30,
	2015	2014
Interest rate swap agreements	$(4,267)	$(4,362)
Foreign currency exchange contracts	—	62

	$(4,267)	$(4,300)

Certain of our derivative instruments contain provisions that require compliance with the restrictive covenants of our Senior Secured Credit Facility. For further information regarding the restrictive covenants of credit facilities, see Note 5 of the notes to the combined financial statements of Chiron Topco, Inc. and LifeCell Corporation and their subsidiaries.

If we default under our credit facilities, the lenders could require immediate repayment of the entire outstanding principal balance. If those lenders require immediate repayment, we may not be able to repay them which could result in the foreclosure of substantially all of our assets. In these circumstances, the counterparties to the derivative instruments could request immediate payment or full collateralization on derivative instruments in net liability positions. Certain of our derivative counterparties are also parties to our Senior Secured Credit Facility.

No collateral has been posted by us in the normal course of business. If the credit-related contingent features underlying these agreements were triggered on June 30, 2015, we could be required to settle or post the full amount as collateral to the respective agreement counterparties.

We did not have any measurements of financial assets or financial liabilities at fair value on a nonrecurring basis at June 30, 2015 or December 31, 2014.

NOTE 6. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows (in thousands):

	Accumulated Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss)
Balances at December 31, 2014	$(10,074)	$(10,074)
Foreign currency translation adjustment, net of taxes of $952	(2,136)	(2,136)

Balances at June 30, 2015	$(12,210)	$(12,210)

During the six months ended June 30, 2015, there were no reclassification adjustments out of accumulated other comprehensive loss to net loss.

NOTE 7. Commitments and Contingencies

Legal Proceedings

Intellectual Property Litigation

As the owner and exclusive licensee of patents, from time to time, we are a party to proceedings challenging these patents, including challenges in U.S. federal courts, foreign courts, foreign patent offices and the U.S. Patent and Trademark Office. Additionally, from time to time, we are a party to litigation we initiate against others we contend infringe these patents, which often results in counterclaims regarding the validity of such patents. At other times, we are party to litigation initiated by others who contend we infringe their patents. It is not possible to reliably predict the outcome of the proceedings described below. However, if we are unable to effectively enforce our intellectual property rights, third parties may become more aggressive in the marketing of competitive products around the world.

In August 2013, Vital Needs International, L.P. (“Vital Needs”) filed a Demand for Arbitration with the American Arbitration Association seeking to recover in excess of $100 million in damages and legal fees against KCI entities based on a number of claims related to certain intellectual property rights sold by Vital Needs to KCI pursuant to a 2006 acquisition agreement. The arbitration hearing took place in January 2015, and the panel issued a favorable decision on April 10, 2015 ordering that Vital Needs take nothing by its claims. The trial court issued a judgment affirming the panel’s decision on May 27, 2015.

In September 2013, LifeNet Health (“LifeNet”) filed suit against LifeCell Corporation in the United States District Court for the Eastern District of Virginia, Norfolk Division. LifeNet alleges that two LifeCell products, Strattice and AlloDerm Ready to Use, infringe LifeNet’s U.S. Patent No. 6,569,200 (“the ‘200 Patent”). On November 18, 2014, a jury found that the ‘200 Patent was not invalid and was infringed and further awarded LifeNet a lump sum damages amount of $34.7 million. As a result of this decision, we recorded a liability of $34.7 million in the fourth quarter of 2014. We disagree with the trial court’s judgment and appealed the decision to the U.S. Federal Circuit Court of Appeals in Washington D.C. in July 2015. While we believe our defenses to LifeNet’s claims are meritorious, at this stage it is not possible to predict our likelihood of success on appeal.

Products Liability Litigation

LifeCell Corporation is a defendant in approximately 354 lawsuits filed by individuals alleging personal injury and seeking monetary damages for failed hernia repair procedures using LifeCell’s AlloDerm products. These cases have been consolidated for case management purposes in Middlesex County, New Jersey. The trial court has issued a pre-trial order incorporating the bellwether practice of trying the claims of some plaintiffs to determine the likelihood of settlement or to avoid relitigating common issues in every case.

The parties have each selected two bellwether cases from which one case to be tried will be selected. Discovery is complete on each of the four bellwether cases. Trial of the first bellwether case is currently scheduled for January 2016. Although it is not possible to reliably predict the outcome of the litigation, we believe that our defenses to these claims are meritorious and we will defend against these suits vigorously. Based on our existing insurance coverage and our defenses to these cases, we do not expect them to have a material impact on our results of operations or our financial position. Because discovery of damages has been limited to the four bellwether cases, we do not know the damages allegedly suffered by the remaining plaintiffs. As such, it is impossible to predict or estimate potential losses if our defenses to these cases are unsuccessful.

LifeCell Corporation has been named as a defendant in approximately 246 lawsuits in state and federal courts alleging personal injury and seeking monetary damages for failed gynecological procedures using a human tissue product processed by LifeCell and sold by one of LifeCell’s distributors, Boston Scientific, under the name Repliform. There are approximately 196 LifeCell cases filed in a consolidated docket in Middlesex County, Massachusetts. The cases are in the initial phase and no discovery has occurred. Two cases are pending in a multi-district federal case in West Virginia. Three cases are in New Jersey state court and the remaining cases are in Delaware and Minnesota. Based on our existing insurance coverage and our defenses to these cases, we do not expect them to have a material impact on our results of operations or our financial position. As these cases are in their early stages it is not possible to predict or estimate potential losses if our defenses to these cases are unsuccessful.

Other Litigation

In 2009, KCI received a subpoena from the U.S. Department of Health and Human Services Office of Inspector General (“OIG”) seeking records regarding our billing practices under the local coverage policies of the four regional Durable Medical Equipment Medicare Administrative Contractors (“DME MACs”). KCI cooperated with the OIG’s inquiry and provided substantial documentation to the OIG and the U.S. Attorneys’ office in response to its request. The government’s inquiry stemmed from the filing under seal of two 2008 qui tam actions against KCI by two former employees in the U.S. District Court, Central District of California, Western Division. These cases are captioned United States of America, ex rel. Steven J. Hartpence v. Kinetic Concepts, Inc. et al, and United States of America, ex rel. Geraldine Godecke v. Kinetic Concepts, Inc., et al. The complaints contend that KCI violated the Federal False Claims Act by billing in a manner that was not consistent with the Local Coverage Determinations issued by the DME MACs and seek recovery of monetary damages. Following the completion of the government’s review and its decision declining to intervene in such suits, the live pleadings were ordered unsealed in 2011. After reviewing the allegations, KCI filed motions seeking the dismissal of the suits on multiple grounds. In 2012, the Court granted KCI’s motions dismissing all of the claims under the False Claims Act, which was appealed by the plaintiffs to the U.S. Court of Appeals for the Ninth Circuit. In July 2015 the Ninth Circuit reversed the decision of the trial court and remanded the case to the trial court for further proceedings. We believe that our defenses to the claims in the Hartpence and Goedecke cases are meritorious and that we have no liability under the False Claims Act for their allegations. However, it is not possible to predict the outcome of this litigation nor is it possible to estimate any damages that may be awarded if we are unsuccessful in the litigation.

We are a party to several additional lawsuits arising in the ordinary course of our business. Additionally, the manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. We maintain multiple layers of product liability insurance coverage and we believe these policies and the amounts of coverage are appropriate and adequate.

Other Commitments and Contingencies

As a healthcare supplier, we are subject to extensive government regulation, including laws and regulations directed at ascertaining the appropriateness of reimbursement, preventing fraud and abuse and otherwise regulating reimbursement under various government programs. The marketing, billing, documenting and other practices are all subject to government oversight and review. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by us for payment of services rendered to customers.

We also are subject to routine pre-payment and post-payment audits of durable medical equipment (“DME”) claims submitted to Medicare Part B. These audits typically involve a complex medical review, by Medicare or its designated contractors and representatives, of documentation supporting the therapy provided by us. While Medicare requires us to obtain a comprehensive physician order prior to providing products and services, we are not required to obtain the written medical record in advance of therapy as long as the underlying medical records reported to us support the coverage criteria and medical necessity information included in such claim. Following a Medicare request for supporting documentation, we are obligated to procure and submit the underlying medical records retained by various clinical providers, medical facilities and prescribers. Obtaining these medical records in connection with a claims audit may be challenging and, in any event, all of these records are subject to further examination, interpretation and dispute by an auditing authority. Under standard Medicare procedures, we are entitled to demonstrate the sufficiency of documentation and the establishment of medical necessity, and we have the right to appeal any adverse determinations. If a determination is made that our records or the patients’ medical records are insufficient to meet medical necessity or Medicare reimbursement requirements for the claims, we could be subject to denial or overpayment demands for claims submitted for Medicare reimbursement. In the rare event that an audit results in major discrepancies of claims records which lacked proof of medical necessity, Medicare may be entitled to take additional corrective measures, including: extrapolation of the results of the audit across a wider population of claims, submitting recoupment demands for claims other than those examined in the audit, or placing the organization on a full prepayment review. These audits have increased over the last two years from being negligible to approximately 10% of our claims. While eventually receiving payment on a high percent of the claims subject to these audits, payment timeliness may range from a few months up to a year resulting in increasing Medicare accounts receivable balances.

NOTE 8. Segment Information

The Company is engaged in the rental and sale of advanced wound therapeutics and regenerative medicine products in over 75 countries worldwide through direct sales and indirect operations. We have two reportable operating segments which correspond to our two businesses: Advanced Wound Therapeutics and Regenerative Medicine. Our Advanced Wound Therapeutics business is conducted by KCI and its subsidiaries, including Systagenix, while our Regenerative Medicine business is conducted by LifeCell and its subsidiaries. In most countries where we operate, certain aspects of our two businesses are supported by the same administrative staff, systems and infrastructure and, as such, we have allocated these costs between the businesses based on allocation methods including headcount, revenue and other methods as deemed appropriate. We measure segment profit (loss) as operating earnings (loss), which is defined as income (loss) before interest and other income, interest expense, foreign currency gains and losses, derivative instruments gains and losses and income taxes. All intercompany transactions are eliminated in computing revenue and operating earnings (loss).

Information on segments and a reconciliation of combined totals are as follows (in thousands):

	Six months ended June 30,
	2015	2014
Revenue:
Advanced Wound Therapeutics	$691,473	$678,268
Regenerative Medicine	207,698	214,180
Other operations(1)	6,524	9,365

Total revenue	$905,695	$901,813

Operating earnings (loss):
Advanced Wound Therapeutics	$230,527	$192,368
Regenerative Medicine	69,365	61,873
Other operations(1)	989	1,301
Non-allocated costs:
General headquarter expense	(2,949)	(2,412)
Equity-based compensation	(1,305)	(2,103)
Business optimization and transaction-related expenses(2)	(31,728)	(62,324)
Acquired intangible asset amortization(3)	(90,589)	(99,443)
Wake Forest settlement	—	(198,578)

Total non-allocated costs	(126,571)	(364,860)

Total operating earnings (loss)	$174,310	$(109,318)

(1)	Represents contract manufacturing operations conducted at our manufacturing facility in Gargrave, England.
(2)	Represents restructuring-related expenses associated with our business optimization initiatives as well as management fees and costs associated with acquisition, disposition and financing activities.
(3)	Represents amortization of acquired intangible assets related to our Merger in November 2011, our acquisition of Systagenix in October 2013 and other technology acquisitions.

             shares

Acelity Holdings, Inc.

Common shares

Prospectus

J.P. Morgan

Goldman, Sachs & Co.

BofA Merrill Lynch

Morgan Stanley

Barclays

Credit Suisse

RBC Capital Markets

UBS Investment Bank

                    , 2015

Through and including                     (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than the underwriting discount). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and the filing fee and listing fee.

(dollars in thousands)
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total		*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Acelity Holdings, Inc. is incorporated under the laws of Texas.

The Texas Business Organizations Code, or the TBOC, permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person reasonably believed his conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. The TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its shareholders for conduct in performance of such director’s duties. Our charter provides that a director of the corporation will not be liable to the corporation or its shareholders for monetary damages for any act or omission by the director in the performance of his duties, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.

Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.

Further, our amended and restated certificate of formation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We have also entered into, or will enter into prior to the completion of this offering, indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of formation and amended and restated bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of formation and amended and restated bylaws.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Securities

The Registrant was incorporated in August 2015 and issued 1,000 shares of its common stock to its sole shareholder for an aggregate consideration of $10.00. This issuance was exempt from registration under the Securities Act of 1933 pursuant to Section 4(a)(2) thereof because the issuance did not involve any public offering of securities.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

Reference is made to the Index to Exhibits filed as a part of this registration statement.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas on August 26, 2015.

ACELITY HOLDINGS, INC.

By:	/s/ Joseph F. Woody
Joseph F. Woody
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints John Bibb and Eileen Passmore and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Joseph F. Woody JOSEPH F. WOODY	Director, President and Chief Executive Officer (Principal Executive Officer)	August 26, 2015

/s/ Thomas W. Casey THOMAS W. CASEY	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 26, 2015

/s/ Brian T. Busenlehner BRIAN T. BUSENLEHNER	Vice President, Corporate Controller (Principal Accounting Officer)	August 26, 2015

/s/ William J. Gumina WILLIAM J. GUMINA	Director and the Chairman of the Board	August 26, 2015

/s/ Kevin J. Buehler KEVIN J. BUEHLER	Director	August 26, 2015

/s/ James G. Carlson JAMES G. CARLSON	Director	August 26, 2015

Signatures	Title	Date

/s/ Alexandre Décary ALEXANDRE DECARY	Director	August 26, 2015

/s/ Steven Dyson STEVEN DYSON	Director	August 26, 2015

/s/ Timothy E. Guertin TIMOTHY E. GUERTIN	Director	August 26, 2015

/s/ Erik Levy ERIK LEVY	Director	August 26, 2015

/s/ John F. Megrue, Jr. JOHN F. MEGRUE, JR.	Director	August 26, 2015

/s/ Jim A. Pittman JIM A. PITTMAN	Director	August 26, 2015

EXHIBITS

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated as of July 12, 2011, among Chiron Holdings, Inc., Chiron Merger Sub, Inc. and Kinetic Concepts, Inc. (filed as Exhibit 2.1 to Kinetic Concepts, Inc. Form 8-K filed on July 14, 2011).

2.2	Asset Purchase Agreement by and between Kinetic Concepts, Inc. and Getinge AB, dated as of August 14, 2012 (filed as Exhibit 10.6 to Kinetic Concepts, Inc. Registration Statement on Form S-4 filed on October 1, 2012).

2.3	Share Purchase Agreement dated as of July 26, 2013, by and between Systagenix Wound Care Management Cooperatie B.A., Systagenix Holding Corp., and Kinetic Concepts, Inc. (filed as Exhibit 2.1 to our Form 8-K filed on July 30, 2013).

*3.1	Form of Amended and Restated Certificate of Formation of the Registrant.

*3.2	Form of Amended and Restated Bylaws of the Registrant.

*4.1	Specimen Stock Certificate evidencing shares of Common Stock.

4.2	Form of 10.5% Second Lien Senior Secured Notes due 2018, dated November 4, 2011 (included in Exhibit 10.2 to Kinetic Concepts, Inc. Form 8-K filed on November 10, 2011).

4.3	Indenture, dated as of November 4, 2011 (the “Second Lien Indenture”), between Chiron Merger Sub, Inc., Kinetic Concepts, Inc., KCI USA, Inc., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee and Collateral Agent (filed as Exhibit 10.2 to Kinetic Concepts, Inc. Form 8-K filed on November 10, 2011).

4.4	First Supplemental Indenture to the Second Lien Indenture, dated as of January 17, 2013 (filed as Exhibit 4.7 to Kinetic Concepts, Inc. S-4/A filed on January 23, 2013).

4.5	Form of 12.5% Senior Notes due 2019, dated as of November 4, 2011 (included in Exhibit 10.3 to Kinetic Concepts, Inc. Form 8-k filed on November 10, 2011).

4.6	Indenture, dated as of November 4, 2011 (the “Unsecured Indenture”), between Chiron Merger Sub, Inc., Kinetic Concepts, Inc., KCI USA, Inc., the Guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as Exhibit 10.3 to Kinetic Concepts, Inc. Form 8-K filed on November 10, 2011).

4.7	First Supplemental Indenture to the Unsecured Indenture, dated as of January 17, 2013 (filed as Exhibit 4.6 to Kinetic Concepts, Inc. S-4/A filed on January 23, 2013).

*5.1	Opinion of Winstead PC regarding validity of the shares of common stock registered.

**10.1	Form of Director Indemnification Agreement among Centaur Guernsey L.P. Inc., Chiron Guernsey GP Co. Limited, Kinetic Concepts, Inc., KCI USA, Inc., LifeCell Corporation, and each of the non-executive directors of Chiron Holdings GP, Inc (filed as Exhibit 10.1 to Amendment No. 3 to Kinetic Concepts, Inc. Registration Statement on Form S-4, filed on January 23, 2013).

*10.2	Second Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan.

*10.3	Form of Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan Standard Profits Interest Unit Award Agreement.

*10.4	Form of Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan International Profits Interest Unit Award Agreement.

Exhibit Number	Description

**10.5	Form of Chiron Guernsey Holdings L.P. Inc. Profits Interest Unit Award and Amendment Agreement (filed as Exhibit 10.9 to Kinetic Concepts, Inc. Registration Statement on Form S-4 filed on October 1, 2012).

**10.6	Non-Employee Director Services Agreement dated April 8, 2013 by and among Chiron Guernsey Holdings LP Inc. and Tim Guertin (filed as Exhibit 10.1 to our Form 10-Q for the quarterly period ended March 31, 2013).

**10.7	Non-Employee Director Services Agreement dated May 27, 2013 by and among Chiron Guernsey Holdings L.P. Inc. and James G. Carlson (filed as Exhibit 10.1 to our Form 10-Q for the quarterly period ended June 30, 2013).

**10.8	Indemnification Agreement, dated as of January 16, 2013, among Centaur Guernsey L.P. Inc., Chiron Guernsey GP Co. Limited, Kinetic Concepts, Inc., KCI USA, Inc., LifeCell Corporation, and Joseph F. Woody (filed as Exhibit 10.4 to Amendment No. 3 to Kinetic Concepts, Inc. Registration Statement on Form S-4, filed on January 23, 2013).

**10.9	Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan Profits Interest Unit Award Agreement between Chiron Guernsey Holdings L.P. Inc. and Joe Woody, dated November 28, 2011 (filed as Exhibit 10.10 to Kinetic Concepts, Inc. Registration Statement on Form S-4 filed on October 1, 2012).

*10.10	Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan Profits Interest Unit Award Agreement by and between Chiron Guernsey Holdings L.P. Inc. and Michael Mathews, dated July 2, 2012.

*10.11	Separation and Release Agreement by and between Kinetic Concepts, Inc. and Michael Mathews, dated April 29, 2014.

*10.12	Amended and Restated Employment Agreement by and between Kinetic Concepts, Inc. and Joe Woody, dated October 31, 2014.

**10.13	Offer Letter by and between KCI USA, Inc. and Thomas Casey, dated November 4, 2014 (filed as Exhibit 10.13 to our Form 10-K for the year ended December 31, 2014).

**10.14	Promotion Letter by and between Kinetic Concepts, Inc. and John Bibb, dated April 7, 2011 (filed as Exhibit 10.14 to Kinetic Concepts, Inc. Registration Statement on Form S-4 filed on October 1, 2012).

*10.15	Key Employee Retention Agreement by and between Thomas Casey and Kinetic Concepts, Inc., effective August 20, 2015.

*10.16	Executive Retention Agreement by and between Kinetic Concepts, Inc. and John Bibb, dated April 7, 2011.

**10.17	First Amendment to Executive Retention Agreement by and between Kinetic Concepts, Inc. and John Bibb, effective July 16, 2014 (filed as Exhibit 10.16 to our Form 10-K for the year ended December 31, 2014).

**10.18	Indemnification Agreement, dated as of January 18, 2013, among Centaur Guernsey L.P. Inc., Chiron Guernsey GP Co. Limited, Kinetic Concepts, Inc., KCI USA, Inc., LifeCell Corporation, and John T. Bibb (filed as Exhibit 10.2 to Amendment No. 3 to Kinetic Concepts, Inc. Registration Statement on Form S-4, filed on January 23, 2013).

*10.19	Key Employee Retention Agreement by and between David Ball and Kinetic Concepts, Inc., effective January 1, 2013.

**10.20	Open Ended Employment Agreement by and between Laura Piccinini and KCI Medical S.r.l., dated 2013 (filed as Exhibit 10.19 to our Form 10-K for the year ended December 31, 2014).

Exhibit Number	Description

**10.21	Letter to Laura Piccinini regarding the amendment to the terms and conditions of employment with KCI Medical S.r.l., dated October 28, 2014 (filed as Exhibit 10.20 to our Form 10-K for the year ended December 31, 2014).

**10.22	Stay Bonus Agreement by and between Kinetic Concepts, Inc. and Laura Piccinini, dated March 18, 2014 (filed as Exhibit 10.21 to our Form 10-K for the year ended December 31, 2014).

*10.23	Key Employee Retention Agreement by and between Brian Busenlehner and Kinetic Concepts, Inc., dated September 1, 2007.

**10.24	Offer Letter by and between LifeCell Corporation and Philip Croxford, dated November 14, 2012 and revised November 18, 2012 (filed as Exhibit 10.32 to our Form 10-K for the year ended December 31, 2013).

**10.25	Promotion Letter by and between Kinetic Concepts, Inc. and Philip Croxford, dated October 23, 2013 (filed as Exhibit 10.33 to our Form 10-K for the year ended December 31, 2013).

**10.26	Stay Bonus Agreement by and between LifeCell Corporation and Philip Croxford, dated May 9, 2013 (filed as Exhibit 10.34 to our Form 10-K for the year ended December 31, 2013).

*10.27	Separation and Release Agreement by and between LifeCell Corporation and Philip Croxford, dated November 3, 2014.

**10.28	Offer Letter by and between KCI USA, Inc. and Robert Hureau, dated March 28, 2013 (filed as Exhibit 10.3 to our Form 10-Q for the quarterly period ending March 31, 2013).

*10.29	Key Employee Retention Agreement by and between Kinetic Concepts, Inc. and Robert Hureau, dated May 6, 2013.

**10.30	Letter of Understanding—Global Assignment Agreement by and between KCI USA, Inc. and Michael Mathews, dated August 3, 2012 (filed as Exhibit 10.25 to Amendment No. 3 to Kinetic Concepts, Inc. Registration Statement on Form S-4, filed on January 23, 2013).

*10.31	Form of Acelity Holdings, Inc. 2015 Omnibus Incentive Plan.

10.32	Settlement and Release Agreement between Kinetic Concepts, Inc. and affiliates and Wake Forest University Health Sciences dated June 30, 2014 (filed as Exhibit 10.1 to our Form 10-Q for the quarterly period ended June 30, 2014).

10.33	Indemnification Agreement, dated as of November 4, 2011, among Chiron Guernsey Holdings L.P. Inc., Chiron Holdings GP, Inc., Chiron Guernsey L.P. Inc., Chiron Guernsey GP Co. Limited, Chiron Topco, Inc., Chiron Holdings, Inc., Kinetic Concepts, Inc., and Apax Partners, L.P., PPIB Equity Investments Inc. and Datura Private Investments Inc. (filed as Exhibit 10.21 to Amendment No. 1 of Kinetic Concepts, Inc. Registration Statement on Form S-4 filed on November 5, 2012).

10.34	Credit Agreement, dated as of November 4, 2011, among Kinetic Concepts, Inc. and KCI USA, Inc., the lenders and others party thereto, and Bank of America, N.A. as Administrative Agent for the lenders (filed as Exhibit 10.1 to Kinetic Concepts, Inc. Form 8-K filed on November 10, 2011).

10.35	Amendment No. 1 to Credit Agreement, dated as of November 7, 2012, among Kinetic Concepts, Inc. and KCI USA, Inc., the lenders and others party thereto, and Bank of America, N.A. as Administrative Agent for the lenders (filed as Exhibit 10.22 to Amendment No. 1 of Kinetic Concepts, Inc. Registration Statement on Form S-4 filed on November 5, 2012).

10.36	Amendment No. 2 to the Credit Agreement, dated as of June 14, 2013, by and among Kinetic Concepts, Inc. and KCI USA, Inc., the lenders and other party thereto, and Bank of America, N.A. as Administrative Agent for the lenders (filed as Exhibit 10.1 to our Form 8-K filed on June 14, 2013).

Exhibit Number	Description

10.37	Amendment No. 3 to the Credit Agreement, dated as of October 28, 2013, by and among Kinetic Concepts, Inc. and KCI USA, Inc., the lenders and other party thereto, and Bank of America, N.A. as Administrative Agent for the lenders (filed as Exhibit 10.1 to our form 8-K filed on October 28, 2013).

10.38	Amendment No. 4 to the Credit Agreement, dated as of November 15, 2013, by and among Kinetic Concepts, Inc. and KCI USA, Inc., the lenders and other party thereto, and Bank of America, N.A. as Administrative Agent for the lenders (filed as Exhibit 10.27 to our Form 10-K for the year ended December 31, 2013).

10.39	Amendment No. 5 to the Credit Agreement, dated as of January 22, 2014, by and among Kinetic Concepts, Inc. and KCI USA, Inc., the lenders and other party thereto, and Bank of America, N.A. as Administrative Agent for the lenders (filed as Exhibit 10.1 to our form 8-K filed January 22, 2014).

10.40	Amendment No. 6 to the Credit Agreement, dated as of March 10, 2015, by and among Kinetic Concepts, Inc. and KCI USA, Inc., the lenders and other party thereto, and Bank of America, N.A. as Administrative Agent for the lenders (filed as Exhibit 10.42 to our Form 10-K for the year ended December 31, 2014).

*10.41	Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of November 4, 2011.

*10.42	First Amendment to Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of July 26, 2012.

*10.43	Second Amendment to Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of July 23, 2015.

*10.44	Letter of Understanding to Laura Piccinini regarding the role of Vice President, Europe, Australia and New Zealand, dated March 18, 2014.

*10.45	Offer Letter by and between Kinetic Concepts, Inc. (KCI-USA) and David Ball, dated April 12, 2011.

*10.46	Form of Shareholders Agreement.

*10.47	Form of Registration Rights Agreement.

*10.48	Material Event Services Agreement by and between Kinetic Concepts, Inc. and Apax Partners, L.P., dated November 4, 2011.

*10.49	Material Event Services Agreement by and between Kinetic Concepts, Inc. and CPPIB Equity Investments Inc., dated November 4, 2011.

*10.50	Material Event Services Agreement by and between Kinetic Concepts, Inc. and Datura Private Investments Inc., dated November 4, 2011.

*10.51	Material Event Services Agreement by and between LifeCell Corporation and Apax Partners, L.P., dated November 4, 2011.

*10.52	Material Event Services Agreement by and between LifeCell Corporation and CPPIB Equity Investments Inc., dated November 4, 2011.

*10.53	Material Event Services Agreement by and between LifeCell Corporation and Datura Private Investments Inc., dated November 4, 2011.

Exhibit Number	Description

*10.54	Services Agreement by and between Kinetic Concepts, Inc. and Chiron Topco, Inc., dated November 4, 2011.

*10.55	Services Agreement by and between Chiron Topco, Inc. and Apax Partners, L.P., dated November 4, 2011.

*10.56	Services Agreement by and between Chiron Topco, Inc. and CPPIB Equity Investments Inc., dated November 4, 2011.

*10.57	Services Agreement by and between Chiron Topco, Inc. and Datura Private Investments Inc., dated November 4, 2011.

*10.58	Services Agreement by and between LifeCell Corporation and Chiron Holdings GP, Inc., dated November 4, 2011.

*10.59	Services Agreement by and between Chiron Holdings GP, Inc. and Apax Partners, L.P., dated November 4, 2011.

*10.60	Services Agreement by and between Chiron Holdings GP, Inc. and CPPIB Equity Investments Inc., dated November 4, 2011.

*10.61	Services Agreement by and between Chiron Holdings GP, Inc. and Datura Private Investments Inc., dated November 4, 2011.

*21.1	Subsidiaries of the Registrant.

†23.1	Consent of Ernst & Young LLP

†23.2	Consent of Ernst & Young LLP

*23.3	Consent of Winstead PC (included as part of Exhibit 5.1)

†24.1	Power of Attorney (included on signature page to this Registration Statement)

†	Exhibit filed herewith.
*	To be filed by amendment.
**	Compensatory arrangements for director(s) and/or executive officer(s).